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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Citic Pacific

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APR 30 2008
THOMSON REUTERS

FILE NO. 82- 05232

FISCAL YEAR 12-31-07

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CITIC PACIFIC

12-31-07
AR/S

annual report 2007



Financial Highlights

in HK$ million	**2007**	2006
Profit Attributable to Shareholders	**10,843**	8,272
Major Businesses' Contribution		
Special Steel	**2,242**	1,333
Property	**731**	2,035
Infrastructure	**2,327**	4,201
Listed Subsidiaries		
CITIC 1616	**2,085**	191
Dah Chong Hong	**3,041**	297
Fair Value change of Investment Properties	***1,217***	*1,077*
Cash Contributed from all Businesses	**14,550**	15,941
Capital Employed	**88,447**	64,803
Shareholders' Funds	**59,793**	46,510
Net Debt	**20,609**	14,614
Cash & Available Committed Loan Facilities	**26,589**	18,371

in HK$		
Earnings per Share	**4.91**	3.77
Dividends per Share		
Regular	**1.20**	1.10
Special	**0.20**	0.60
Staff	**24,319**	23,822

Please refer to Definition of Terms on page 142

Major Businesses

CITIC Pacific has unrivalled experience and expertise in operating businesses in China both on the mainland and in Hong Kong. With the rapid development of the Chinese economy, CITIC Pacific is increasingly focusing its businesses activities on the mainland of China. Our major businesses are special steel manufacturing; iron ore mining which supplies the raw material needed in the making of special steel, and property development in mainland China.

Special Steel

CITIC Pacific Special Steel operates through three steel plants in mainland China with total annual production capacity of over seven million tonnes. It is a leader in the manufacturing of special steel used in bearings and gears among others. The three plants are ideally located to cover the main markets for special steel in Eastern, Central and Northern China.

Jiangyin Xingcheng Special Steel is a leader in China specializing in the making of high-grade special steel used in bearings, gears, springs and high-pressurized piping steel. Its new line, in cooperation with Sumitomo Metals of Japan, has the most advanced technology in the industry.

Xin Yegang Steel is located in Central China, it has a long history dating back to 1908. Its seamless steel tubes, one of its major products, continues to receive strong demand and remains very profitable.

Shijiazhuang Steel Mill became a member of CITIC Pacific Special Steel in 2006. Built in 1957, it is now a manufacturer of special steel with 2.2 million tonnes in production capacity. Its products are mainly supplied to the auto component industry.

Iron Ore Mining

CITIC Pacific owns the mining rights to two billion tonnes of magnetite iron ore with options to another four billion tonnes in the Pilbara region of Western Australia. The two billion tonnes of ore is capable of producing 27.6 million tonnes of product annually to supply mainland China and CITIC Pacific's steel plants in particular.

Property

CITIC Pacific's property team has extensive experience in building and managing medium and large scale residential and commercial projects including Shanghai's CITIC Square and New Westgate Garden, and Hong Kong's CITIC Tower.

In the past few years, the Group has been active in investing in properties in mainland China. Currently CITIC Pacific has a large quality land bank in Shanghai, major secondary cities in the Yangtze Delta area and Hainan Island.

Chairman's Letter to Shareholders

I am pleased to report that our group recorded a net profit of HK$10,843 million for the year 2007, surpassing the HK$10 billion mark for the first time. This represents a growth of 31% from the historic high of HK$8,272 million set in 2006. Earnings per share were HK$4.91. The board has recommended paying a final dividend of HK$0.80 per share. Including the regular (HK$0.40) and special (HK$0.20) dividend per share already paid at the interim, the total dividend per share for the year will be HK$1.40.

In 2007, we continued to focus on developing our three core businesses – special steel manufacturing, iron ore mining and property development in mainland China – and increased our investments in them. We also continued to divest our non-core businesses. This included the listings of CITIC 1616 and Dah Chong Hong. By listing these companies as separate entities, we are further demonstrating our focus on our core businesses. In addition, this helped to further unlock the true value of our Group as a whole.

Now let me report on our businesses, which all performed well in 2007. Detailed descriptions of them can be found in the 'Business Review' section of our annual report.

Special Steel

CITIC Pacific's special steel business has expanded rapidly in recent years, and has become the main growth driver for our recurring earnings. Profit contribution from this business was HK$2,242 million in 2007, an increase of 68% from 2006.

Jiangyin Xingcheng Special Steel's new production line was completed and full production began in 2007. The equipment and technology employed by this line are the most advanced of their type in not just China, but globally. Its products are of high quality and will be highly competitive. Profitability is expected to rise as a result.

Xin Yegang and Daye Special Steel continued their solid performance and increased profits. A newly constructed 900,000 tonne coking plant was completed in 2007 and is already profitable. A production line for the manufacturing of steel tubes with a diameter of 460mm is being constructed and is progressing well. Once completed, it will become a new contributor to Xin Yegang's profit growth.

Since becoming a member of CITIC Pacific in the second half of 2006, Shijiazhuang Steel has been integrated into our special steel operation. In 2007, its productivity improved and profit grew significantly. Located in Northern China, Shijiazhuang Steel will cooperate with and complement Jiangyin Xingcheng Special Steel in Eastern China and Xin Yegang / Daye Special Steel in Central China. Together they form an 'iron triangle,' ideally located to cover the primary special steel markets in the major industrial regions of China.

CITIC Pacific Special Steel, through its three production bases, will continue to increase investment, improve its product mix, and expand its production capacity to further solidify its leading position in the production of special steel in China and globally.

We recently acquired a 30% interest in a coal mine located in Shandong Province. Once built, the mine will be capable of producing up to six million tonnes per annum of high quality coal for use in the production of coking coal. Surging demand in recent years for iron ore and coke, which are key raw materials needed in the steel manufacturing process, resulted in a tight supply and a significant increase in their prices. To ensure the supply of these important raw materials, we invested in iron ore mining, coking coal mining and coke production facilities. After the completion of our iron ore mine in Australia in the next two years, we will have a secure supply of iron ore and coke for our steel business. As such, our overall competitive advantage will be further enhanced. These investments are strategically important to the expansion of our special steel business.

Iron Ore Mining

Progress is being made at our iron ore mine in the Pilbara region of Western Australia. We obtained the right to mine an additional one billion tonnes of ore after the reserve was proven, increasing our total mining rights to two billion tonnes. This large scale magnetite ore project has world class technologies and is capable of producing 27.6 million tonnes of products per annum. Production is expected to begin in 2009 – 2010.

Our mine, upon completion, will provide a long-term stable supply of iron ore to our steel plants and to other steel manufacturers in China. CITIC Pacific also holds options to purchase the mining rights up to an additional four billion tonnes.

To transport the ore, we purchased twelve 115,000 DWT bulk carriers. These ships are specially designed with wide bodies, and can travel from Australia to the Yangtze River and dock at our own port in Jiangyin Xingcheng Special Steel without the need to transship. This will lower transportation costs and improve efficiency. We are also studying the possibility of building an ore piling facility in the Yangtze River area to establish an iron ore logistics system.

Property Development

Property development in mainland China is one of our core businesses. The Chinese government recently implemented measures to prevent the overheating of the property market and sharp increases in property prices. We believe that in the long-term, with the continuing development of the Chinese economy, market demand for quality properties will remain strong. We have confidence in the long-term prospects of the property market in mainland China and we will continue to seek opportunities to increase our land bank.

Phase One (260,000 square metres) of our Shanghai Lu Jia Zui New Financial District Project includes two landmark office towers each with a gross floor area of 100,000 square metres, a top quality hotel and serviced apartments. All buildings will be on top of a large retail podium. The project will also include underground vehicular access, a large car park and other related facilities. Completion of Phase One is targeted for 2010. Preparation for Phase Two and Three are ongoing. Demand for Grade A offices and commercial properties in Shanghai remain strong. This project has attracted the attention of large institutions in China and internationally, and many of them have expressed keen interests in buying or leasing the buildings.

Our large residential and commercial development in the Qingpu District in Shanghai is progressing well. Units with a gross floor area of about 10,000 square metres were launched for pre-sale at the end of 2007 and all units were quickly sold. Located at the junction of Jiangsu Province, Zhejiang Province and Shanghai, Qingpu enjoys convenient transportation and a nice living environment and good potential for value appreciation. The project also includes a five-star hotel which will be managed by a well-known international hotel group.

Progress is also being made at our residential development project in the city center of Yangzhou in Jiangsu Province. Pre-sale of 265 units in Phase One began in the fourth quarter of 2007. As a result of the positive response from the market, most of these units were sold.

In our New Westgate Garden Phase One residential development, with the exception of a few units, most have been sold.

Our large integrated development project in Wanning City in Hainan Province is going well. Phase One will include four hotels and auxiliary facilities. These hotels will be managed by internationally renowned hotel groups. Construction of the hotels has begun. Work has also commenced on a world class golf course, a club house and other related facilities. Our goal is to develop the project into a large integrated community that is suitable for both tourists and residents. As living standards rise, we believe that demand will surely increase for high quality properties that provide an excellent environment and unique design. Our Hainan Island project has tremendous potential and will meet this demand.

Our investment properties in Shanghai and Hong Kong remain well let and have recorded good growth in rental income.

Units in Phase 13 (Chianti) of our Discovery Bay development in Hong Kong are mostly sold. Foundation work for Phase 14 has been completed and superstructure work will begin soon.

Other Businesses

Our aviation, power generation and cross harbour tunnel businesses all performed well in 2007. Benefiting from an increase in passengers, Cathay Pacific's profit for the full year rose a significant 72% to reach HK$7,023 million, which is a historic high. Phase IV (2x600MW) at our Ligang Power Station began commercial operation recently. Together with other units that are in operation, Ligang is now one of the largest coal-fired power plants in China with a total installed capacity of 3,800MW. The Eastern and Western Harbour Tunnels in Hong Kong operated smoothly and total tunnel profits as well as cash flow increased compared with last year.

CITIC 1616 and Dah Chong Hong performed well in 2007 and had good profit growth. Following their listings, the ability of both companies to raise capital was enhanced with the establishment of their own capital markets platforms. This should be beneficial to the long-term development of these two companies.

Looking to the Future

After years of hard work, our three core businesses – special steel manufacturing, iron ore mining and property development in mainland China are becoming more mature. Our market leading position in special steel will continue to improve, and we expect this business to remain a major contributor to our group's recurring earnings in the next two years. Once our iron ore mine in Australia is completed, it will become a new source of earnings growth for us. We are confident that our property projects in the Yangtze River Delta area centered around Shanghai and our land bank in Hainan Island are of high quality and have excellent growth potential. Even though the recent sub-prime problems have resulted in uncertainties in other markets, we believe that the Chinese economy will maintain its growth momentum for the foreseeable future. We will be able to capture opportunities and leverage our expertise to expand and develop our core businesses to achieve higher returns for our shareholders.

On behalf of all the directors, I would like to express my sincere thanks to everyone at CITIC Pacific for their hard work and contribution, and to our investors, bankers and everyone else for their continuing support.

Larry Yung Chi Kin
Chairman
Hong Kong, 17 March 2008

Special Steel

- *Largest manufacturer of special steel in China*
- *Over 7 million tonnes of annual production capacity*
- *Producing products such as bearing steel, gear steel, spring steel and seamless steel tubes*
- *Supplying to high growth industries such as auto, industrial manufacturing and power generation*

HK$ million	**2007**	2006
Turnover	**18,501**	15,278
Contribution	**2,242**	1,333
Proportion of total contribution	**22%**	17%
Net assets	**12,617**	9,129
Capital expenditure	**1,442**	3,674




CITIC Pacific Special Steel
79%
100%
65%
Jiangyin Xingcheng Special Steel
3m tonnes capacity
Xin Yegang Steel Daye Special Steel*
2m tonnes capacity
Shijiazhuang Steel Mill
2.2m tonnes capacity
Shijiazhuang Hebei Province
North
East
Jiangyin Jiangsu Province
Huangshi Hubei Province
Central

* CITIC Pacific owns 58% of Daye Special Steel

CITIC Pacific Special Steel is the largest special steel manufacturer in China. Annual production capacity of the Group's three plants, Jiangyin Xingcheng Special Steel, Xin Yegang Steel and Shijiazhuang Steel Mill was over seven million tonnes at the end of 2007. Major products are used in the auto component, industrial manufacturing, oil and petrochemical industries for making products such as bearings, gears, springs and seamless steel tubes. The three plants are ideally located to cover the main markets for special steel located in Eastern, Central and Northern China.

Solid performance

In 2007, CITIC Pacific Special Steel's three plants produced a total of 6.5 million tonnes of special steel products, a 9% increase compared with 2006. All three plants operated near full capacity. The rise in production was attributed to continued strong demand for the Group's products both domestically in China and overseas, and the new production line in Jiangyin Xingcheng Special Steel which became fully operational in June 2007.

Exports rose 52% to 1.1 million tonnes. This increase is primarily due to solid demand and higher prices in the overseas markets.

Profit of the special steel business rose 68% compared with 2006 as a result of increased production volume, a larger proportion of higher-end products which commanded higher profit margins, as well as increased exports which had higher prices than products sold domestically. The good performance of Shijiazhuang Steel Mill, which the Group acquired in the second half of 2006, was another significant factor. CITIC Pacific Special Steel's continuing effort in improving the product mix, enhancing coordination in raw material purchasing, and expanding product sales and marketing are all important factors in achieving an excellent bottom line.





Products

Special steel refers to steel that has properties such as heat resistance, anti corrosion and anti fatigue. Categorized by shape, special steel includes bar steel, plate and strip steel, tube steel and wire steel. Approximately 90% of CITIC Pacific Special Steel's products are bar steel which are manufactured to order based on customers' specific requirements. As a result, there is little inventory. These bars are sold to manufacturers who turn this steel into products such as gears, bearings and springs.

Key products of CITIC Pacific Special Steel

	2007	sale ('000 tonnes)	
products	market share	**2007**	2006*
Gear steel	40%	**831**	746
Bearing steel	35%	**789**	594
Alloy spring steel	35%	**463**	397
Other alloy steel	27%	**1,835**	1,588
Carbon structure	19%	**1,471**	1,595

** Includes full year production of Shijiazhuang Steel Mill in which CITIC Pacific had no equity interest until July 2006.*

Statistics are from the China Special Steel Enterprises Association, and include only registered enterprises.

The Group's products are sold to these industries

industries	2007 sales ('000 tonnes)	percentage
Auto components	2,599	40%
Industrial manufacturing	1,319	20%
Metal works	1,076	17%
Power generation	384	6%
Others	555	9%
Oil and petrochemical	350	5%
Railway	140	2%
Shipbuilding	94	1%
Total	6,517	100%

The rapid growth of these industries, in particular the auto industry, continues to support the strong growth in the demand for special steel. The Group's products are used by Toyota, General Motors, Honda, Volkswagen and Volvo.



Special steel manufacturing process


Blasting Furnace
Iron Ore
Coke
Converter*
Scrap Steel
Electric Arc Furnace
Alloy
Ladle Refining Furnace
Vacuum / RH Degassing Furnace†
Continuous Casting Machine
Continuous Rolling Mill
Products
* Xin Yegang does not use a converter
† Shijiazhuang Steel Mill does not use Vacuum / RH degassing furnace

Production of special steel

The manufacturing process employed by the Group's three special steel plants includes a blasting furnace, either a converter or an electric arc furnace, a ladle refining furnace and a vacuum / RH degassing furnace. This is then followed by a continuous casting and rolling process.

Raw materials

Major raw materials used in the production of special steel include iron ore, scrap steel, coke, coal and alloy.

Major raw materials

type	2007 ('000 tonnes)	percentage of total value
Iron ore	9,197	39%
Scrap steel	1,863	21%
Coke	2,218	13%
Coal	2,047	7%
Alloy	200	17%

The price of raw materials increased significantly in 2007, in particular for iron ore, as a result of a sharp rise in its price on the spot market and high shipping costs. In 2007, 55% of CITIC Pacific Special Steel's iron ore was sourced from outside China, with Australia being the largest supplier with 33% of total imports. The remainder was mainly sourced from Brazil, India and Russia. Of the total 9.2 million tonnes of iron ore used in 2007, appropriately 25% was contracted and the rest was purchased on the spot market.

Securing a stable source of iron ore is a top priority for the management of the plants. The requirement for iron ore will be met by the Group's iron ore mine in Australia when the mine reaches full production in 2011.

With the goal of lowering the overall cost of the delivered iron ore, CITIC Pacific ordered a total of 12 bulk carriers with 115,000 deadweight tonnage (DWT) each. The first will be delivered in 2010. These vessels are specially made to travel up the Yangtze River to arrive at Jiangyin Xingcheng Special Steel, which is expanding its port capacity to accommodate these vessels.

Pricing of special steel products

In 2007, the price of special steel products in all three of the Group's plants rose significantly. Average prices of products in 2007 were approximately 17% higher than in 2006. This is due to a combination of the market's strong demand and higher raw material costs, which traditionally tend to push up special steel product prices as manufacturers usually pass the cost increases on to customers. During the year, prices were adjusted periodically to reflect the surge in raw material costs and this trend continued into first two months of 2008.

The challenge for CITIC Pacific Special Steel going forward is to operate more efficiently and to improve the product mix in favor of higher quality steels. For 2007, 36% of the Group's products were high-end. This compared with 25% in 2006.

Jiangyin Xingcheng Special Steel

Located in Jiangsu Province in the Eastern part of China, Jiangyin Xingcheng Special Steel is a leader in special steel manufacturing in China. With the newly finished production line built in partnership with Sumitomo Metals Kokura of Japan, its annual production capacity is now three million tonnes. This new line is now producing special steel for high-end auto components. It is also the first and only line in China capable of producing round tube billet with a diameter of 600mm for use in industrial manufacturing. The plant's other high-grade products are used in the making of bearings, gears, springs and high-pressurized tube steel. Jiangyin Xingcheng Special Steel is strategically situated next to the Yangtze River and has two 50,000 tonne wharfs, providing efficient transport of its raw materials and finished products. The wharfs are being expanded to accommodate the 115,000DWT vessels that will be transporting iron ore from the Group's mine in Australia in 2010.

Jiangyin Xingcheng Special Steel's products


8%
12%
13%
10%
31%
9%

Wire | Bearing steel | Gear steel
Alloy spring steel | Alloy steel | Carbon structure steel
Others

In 2007, Jiangyin Xingcheng Special Steel produced a total of 2.7 million tonnes of steel, up 19% compared to 2006. Exports grew 61% to reach 490,000 tonnes. Many of the products are certified by renowned users worldwide, such as SKF, FAG and Caterpillar.

Xin Yegang Steel (Xin Yegang)

Annual production capacity at Xin Yegang at the end of 2007 was two million tonnes which includes the capacity of Daye Special Steel, an A-share listed company in which CITIC Pacific holds a 58% interest. Xin Yegang's products include bearing steel, gear steel, spring steel, alloy steel, carbon structure steel and seamless steel tubes that are used in the auto, oil, petrochemical, power and industrial manufacturing sectors.

Located in the city of Huangshi in Hubei Province, Xin Yegang is the oldest steel plant in China, dating back to 1908. It is located next to the Yangtze River, with three 5,000 tonne wharfs that enable it to enjoy an advantage in transportation. In the future, the Group's 115,000 DWT vessels will transport the iron ore from Western Australia to ports on the Yangtze River where it will be loaded onto smaller vessels which can travel to Xin Yegang and dock at its port. As a result, transshipment costs should be reduced. Currently larger vessels dock at the Beilun and Shanghai ports where transshipments are sometimes delayed due to over capacity.

Xin Yegang Steel's products


11%
11%
9%
23%
20%
3%
23%

Tube | Bearing steel | Gear steel
Alloy spring steel | Alloy steel | Cartoon structure steel
Others

In 2007, Xin Yegang produced 1.9 million tonnes of steel, a 9% increase compared with 2006. Exports were 277,000 tonnes which was 15% of total sales and an increase of 52% from the previous year. One of Xin

Yegang's main products, seamless steel tube, continued to achieve excellent returns supported by strong demand. Its production is now 23% of Xin Yegang's product portfolio and is expected to expand further.

Shijiazhuang Steel Mill (Shigang)

Located in the city of Shijiazhuang in Hebei Province, Shigang benefits not only from the efficient transportation networks around Beijing and Tianjin, but also from the neighboring coal rich Shanxi Province. Established in 1957, Shigang is now a manufacturer of special steel with a production capacity of over two million tonnes.

Its main products include bearing steel, gear steel, alloy steel and spring steel, and are supplied mainly to the auto components and industrial manufacturing sectors.

Shijiazhuang Steel Mill's products



13%
13%
44%
1%
29%
Bearing steel
Gear steel
Alloy spring steel
Alloy steel
Carbon structure steel

Since becoming a member of the CITIC Pacific Special Steel group in the second half of 2006, Shigang's performance has improved significantly, primarily as a result of improved product quality mix.

Total steel produced in 2007 was 2 million tonnes, a 2% growth from 2006. Exports were 17% of total products sold.

CITIC Pacific Special Steel's success

Jiangyin Xingcheng's bearing steel, high pressurized tube steel and spring steel, Xin Yegang's seamless steel tubes and high alloy content bar steel, together with Shijiazhuang Steel Mill's high quality structure steel for autos, provide CITIC Pacific Special Steel with the widest range of products among special steel makers in China.

The Group's ability to command a leading position in many of the products it makes lies in the management's ability to focus on brand building, product quality improvement, effective cost controls and improved efficiency. Many of the Group's products are certified by worldwide users such as SKF of Sweden, FAG and Schaeffler of Germany, NSK, KOYO and NTN of Japan and Delphi and Caterpillar of the United States. Jiangyin Xingcheng Special Steel, Xin Yegang and Shigang are well recognized and respected brands in China's special steel market.

Strategically located to cover three main markets of special steel in China, the Group's three plants can provide customers with convenient after sales services.

Centralized technology development is essential to continued improvement in product mix and quality.

Looking ahead

Total production of special steel products in China in 2007 reached 60 million tonnes, a growth of 23% compared with 2006 supported by demand from both the domestic Chinese market and from users in the international markets. As China continues to grow, more special steel will be needed.

CITIC Pacific Special Steel will continue to achieve excellence in products we make. At the same time, the Group is also exploring opportunities to expand into other products that have good market potential.

Iron Ore Mining

- *2 billion tonnes of magnetite ore reserves to produce 27.6 million tonnes annually of concentrate and / or pellets*
- *Largest planned magnetite project in Australia and first to include large scale downstream processing*
- *Scheduled to provide a secure supply of iron ore to CITIC Pacific's special steel plants from 2009 / 2010*
- *Potential to increase production to over 70 million tonnes per annum*

HK$ million	**2007**	2006
Net assets	**7,067**	1,852
Capital expenditure	**4,808**	1,754



Pilbara
Australia
Sino Iron Project
Dampier
Karratha
Cape Preston

Sino Iron Project – Magnetite mining and processing for export


Open pit mine
Primary crusher
Coarse ore pile
Grinding mills
Magnetite concentrator
Slurry pipeline
Dewatering & pellet plants
Magnetite concentrate & pellet stockpiles
Conveyor
Ore barges
Trans-shipment loading barge
Bulk carrier

Sino Iron Project

CITIC Pacific's Sino Iron Project will be a world class, large-scale magnetite iron ore mining and processing operation. Located near Cape Preston, 100km southwest of Karratha, in Western Australia's Pilbara region, the project has over two billion tonnes of identified magnetite resources which can produce 27.6 million tonnes of concentrate and / or pellets annually (mtpa) for about 25 years. These products will be exported to CITIC Pacific's three special steel plants in China and to other Chinese steel manufacturers.

In addition to the existing identified resources, CITIC Pacific has options to purchase the mining rights to a further four billion tonnes if the reserve is proven, therefore, taking potential production to over 70mtpa.

Processing on a new scale

Managed by CITIC Pacific Mining, a wholly owned Australian subsidiary of CITIC Pacific, the US$4.2 billion Sino Iron Project is the largest magnetite project planned in Australia. It will be a highly technical operation requiring significant processing and supporting infrastructure.

Processing infrastructure will include primary crushers, grinding mills, a concentrator and pellet plant. Supporting infrastructure will include a new port, port facilities, a 25 kilometre slurry pipeline, a product stockyard, a 450 megawatt gas fired power station and a 51 gigalitre desalination plant.

CITIC Pacific Mining will conduct its own mining and has sourced some of the world's largest mining handling equipment including hydraulic excavators and diesel-electric haul trucks.

The new port will include a transshipment facility to load ships with the product for export to China.

The original estimated capital expenditure for the project was US$2.5 billion. The latest estimated capital expenditure is likely to be approximately US$3.5 billion. This increase is due to an expanded planned production of concentrate by 15% (production volume was originally anticipated to be 24mtpa and has now been increased to 27.6mtpa); specification modifications as a result of ore body characteristics; industry wide cost pressures and inflation in the global mining industry, especially in Australia; depreciation of the US dollar to the Australian dollar and to the RMB; and cost pressures and inflation in China where certain supplies are sourced. Since the commencement of our project in the second quarter of 2006, the global price of iron ore (fines) has increased from US cents 61.7 per dry metric tonne unit (dmtu) to US cents 132.7 per dmtu, amounting to a 115% increase, which is more than sufficient to cover the escalation in capital costs. Given the current price trend of iron ore, we believe there will be further positive impact on the business model. CITIC Pacific's steel plants would also benefit from the stable supply.

Timeline

2003	October	Environmental approval given (to previous proponent company)
2006	March	CITIC Pacific purchases initial mining rights
	May	CITIC Pacific Mining formed
	June	Foreign Investment Review Board approval granted
	November	Exploration drilling progam commenced
	December	Major Project Status granted by Australian Government
2007	January	Signed construction contract with MCC
	August	MCC acquired 20% equity in project
	December	Bulk sample of ore for production testing commenced
2008 to 2010		Geotechnical drilling continues
		Further environmental management plans approved
		State Agreement Act amendments
		Construction commences
		First shipment of product to China



Progress in 2007

CITIC Pacific's mining rights were increased from one to two billion tonnes in a further agreement signed in 2007.

In August 2007, the lead engineering construction contractor for the Sino Iron Project, China Metallurgical Group Corp. ('MCC'), entered into a sales and purchase agreement to acquire a 20% equity interest in the project (subject to the approval of the Chinese and the Australian governments). The construction contract with MCC was also extended from the initial one billion tonne to the current two billion tonnes.

Key government approvals for mining and environmental components were advanced in consultation with the Western Australian government.

In November 2007, CITIC Pacific Mining and the Sino Iron Project were publicly launched in Australia.

At the Pilbara mine site in December 2007, a bulk sample started that will move seven million tonnes of material. A representative sample will be sourced from this material to confirm earlier test work carried out using drill core samples. These results will be used to confirm the technical specifications for the processing equipment design.

Major design work in both Australia and China on the processing elements of the project is advanced, as well as resource development and mine planning. Construction has commenced on the first of six mill lines and crushers at CITIC Heavy Machinery in Luoyang and the magnetite concentrator at NETC in Anshan.

Long lead items, including gas turbines and gas line pipe, have already been ordered, and key construction contractors have been identified for the gas pipeline, power plant and desalination plant.

Also in 2007, CITIC Pacific Mining purchased the Mardie pastoral station, on which the mine area and processing infrastructure is located. Ownership of the station will improve access to land and also presents opportunities for environmental improvement programs to be implemented.

Looking ahead

Subject to relevant Western Australian government approvals, construction is scheduled to begin in 2008 to allow production of the first magnetite concentrate from the first mill line in 2009 / 2010. The remaining mill lines will be commissioned progressively from 2010. The desalination plant engineering and procurement is progressing and some of the long lead items have been ordered. First water from the desalination plant is expected to be available in 2009.

Additional geotechnical drilling will also take place to further define the mine's ore body.

2500 jobs are expected to be created during the project's construction phase, and 600 operational jobs over the mine's 25-year life.

In 2008, CITIC Pacific Mining plans to sign a joint venture agreement with Central Mining and Contracting, a Pilbara-based indigenous mining contractor who is currently providing various mine services to the project. This joint venture will ensure local indigenous people benefit through employment, training and business opportunities in the future.

Strategic value to CITIC Pacific

The Sino Iron project, in conjunction with CITIC Pacific's recent order of 12 ships for its iron ore delivery, will guarantee a secure supply and transportation of raw materials for the Group's steel making operations in China.



Magnetite is one of the principal ores of iron and the most magnetic of all the naturally occurring minerals on earth. Its magnetic properties allow it to be readily refined into an iron ore concentrate for use in steel making. In the conversion process, significantly less carbon dioxide is produced than with other iron ore types, making magnetite increasingly desirable in this era of environmental awareness.

The iron ore products from the Sino Iron project will be suitable for specialty steel making where customers are seeking low levels of phosphorous and alumina.

Building on the expertise that has been developed within the CITIC Pacific Mining team, in the future, CITIC Pacific will look at acquisitions or expansions that will build the company's iron ore / resources portfolio.

Property

- *Focuses on developing projects in mainland China*
- *Employs a team of experienced professionals in mainland China and Hong Kong working on all aspects of property projects*
- *Specializes in medium and large scale integrated projects*

HK$ million	**2007**	2006
Turnover	**1,321**	8,320
Contribution	**731**	2,035
Proportion of total contribution	**7%**	25%
Net assets	**26,367**	20,299
Capital expenditure	**4,525**	2,873


Headquarters
CITIC Tower

CITIC Pacific's Properties

by gross floor area



Hong Kong 10%
Mainland China 90%

Mainland China

- Developing 4.2 million square metres of gross floor area in the coming years
- Strategically focusing on Shanghai, major secondary cities in the Yangtze Delta area as well as in the Shenzhou Peninsula on Hainan Island
- Actively sourcing additions to land bank

Mainland China Properties



Development
Investment
68%
18%
8%
5%
1%
21%
46%
33%
96%
4%
Residential
Retail
Hotel/Resort Facilities
Office
Others

Total gross floor area 4.4 million square metres



Beijing
Tianjin
China
Shanghai
Chongqing
Guangzhou
Hong Kong
Jiangsu
Yangtze River Delta
Yangzhou
Nanjing
Jiangyin
Wuxi
Suzhou
Shanghai
Anhui
Hangzhou
Shaoxing
Zhejiang
Ningbo
Haikou
Boao
Wanning
Hainan Island
Sanya

★ Cities in which CITIC Pacific has land bank

Development Properties

projects	usage	ownership	approx. site area (sq. metre)	approx. GFA (sq. metre)	expected completion date
New Westgate Garden, *Shanghai*	Residential, retail	100%			
Phase I			32,900	11,000 (on sale)	Completed
Phase II			35,300	137,000	2014
Qingpu Residential Development, *Shanghai*	Residential, hotel, retail	100%	665,900	485,000	2008 to 2011
Lu Jia Zui New Financial District Project, *Shanghai*	Office, hotel, residential, retail	50%	251,400	847,000	2010 to 2015
Site at Sichuan Beilu Station of Metro Line No. 10, Hongkou, *Shanghai*	Office, retail	90%	13,300	53,000	2010 to 2011
Site at No.10, Hainan Rd. Hongkou, *Shanghai*	Office, retail	100%	16,400	66,000	2010 to 2011
Jiang Dong District *Ningbo, Zhejiang Province*	Office, retail	99%	39,500	98,000	2008 to 2009
Yangzhou, Jiangsu Province	Residential, retail	100%	328,600	437,000	2008 to 2011
Jiangyin, Jiangsu Province	Residential, retail	56%	91,300	178,000	2009 to 2010
Binhu District *Wuxi, Jiangsu Pronvince*	Residential, retail	70%	2,110,300	243,000	In phases from 2009 onwards
Shenzhou Peninsula *Wanning, Hainan Province*	Hotel, retail, residential	80% – 99.9%	6,710,100	1,653,000	In phases from 2009 onwards
Total			10,295,000	4,208,000	

GFA = *gross floor area i.e. the total area of permitted construction above ground*

Shanghai

Lu Jia Zui New Financial District Project

50% owned

Site area:	251,400 square metres
Gross floor area:	847,000 square metres Phase I – 263,000 square metres Other phases – 584,000 square metres
Usage:	Office, retail, hotel and residential
Expected completion:	2010 – 2015
Current status:	Phase I construction in progress

Previously used as a shipyard, this site occupies the last significant prime area in Pudong, on the south shore of the Huangpu River. Jointly developed by CITIC Pacific and the China State Shipbuilding Corporation, this project will include grade-A office buildings, retail, residential and hotels. The entire project will be developed in three phases and takes advantage of the river view, convenient transportation and comprehensive master planning. The buildings will become a prominent landmark on the bank of the Huangpu River.

Clearance of the site was completed in January, 2008. The five star hotel in Phase I will be managed by an internationally renowned hotel operator. As the financial centre of China, Shanghai, and in particular the Lu Jia Zui Financial District in Pudong, is attracting an increasing number of financial institutions that intend to set up their regional headquarters in the area. Some large international financial institutions have already expressed interest in taking up space in the office towers in various phases.



Zhujiajiao New Town – Qingpu Residential Project

100% owned

Site area:	665,900 square metres
Gross floor area:	485,000 square metres
Usage:	Low density residential, retail and hotel
Expected completion:	2008 – 2011
Current status:	approx. 30,000 square metres GFA under construction 61 units launched in September, 2007; all sold 455,000 square metres – under planning



Located in the western part of Shanghai, at the junction of Zhejiang Province, Jiangsu Province and Shanghai, the Qingpu District is the focus in the development of the western part of the city.

Adjacent to two scenic lakes, Dadian Lake and Dianshan Lake, this project will take full advantage of the cultural traditions and history of the area to create a unique living environment. The project consists of villas, semi-detached houses, town houses, retail shops and a hotel. The hotel will be managed by a well known international hotel operator. This development will form the new core area of Zhujiajiao.

New Westgate Garden

100% owned

Phase I

Site area:	32,900 square metres
Gross floor area:	117,000 square metres (11,000 square metres on sale)
Usage:	Residential
Number of units:	709
Completed:	June, 2006
Current status:	90% of units sold as of early March, 2008

Phase II

Site area:	35,300 square metres
Gross floor area:	137,000 square metres
Usage:	Residential and retail
Expected completion:	2014
Current status:	Re-settlement in progress



Located in the Huangpu District of Shanghai, adjacent to Xizang Nanlu and Jianguo Donglu, this high-class residential development is within walking distance of the Lao Xi Men subway station of the new Metro Line 8. It includes residential towers, retail shops, and a basement car park.

Sichuan Beilu Station of Metro Line No. 10

90% owned

Site area:	13,300 square metres
Gross floor area:	53,000 square metres
Usage:	Office and retail
Expected completion:	2010 – 2011
Current status:	Design in progress



CITIC Pacific and Shanghai Shentong Metro Assets Management Co. jointly acquired the site in early 2007 located in Hongkou District. Situated above the Sichuan Beilu Metro Station currently under construction, the project is comprised of office buildings and retail outlets that take advantage of the pedestrian flow generated by the metro line.

No. 10 Hainan Road

100% owned

Site area:	16,400 square metres
Gross floor area:	66,000 square metres
Usage:	Office and retail
Expected completion:	2010 – 2011
Current status:	Design in progress

The site was acquired in December, 2007. On the east side of the Sichuan Beilu Station development, it will be designed and developed into a combined landmark project for this thriving district.

Zhejiang Province

CITIC Square, city of Ningbo

99% owned

Site area:	39,500 square metres
Gross floor area:	98,000 square metres
Usage:	Office and retail
Expected completion:	2008 – 2009
Current status:	Superstructure works in progress

This development is in the Jiangdong District of Ningbo, the provincial capital as well as the centre of economic development of Zhejiang Province. The site is very close to 'Ningbo Eastern New City', the future political and economic centre of Ningbo. CITIC Square will be a Grade A office and retail development.



Jiangsu Province

Binhu District Residential Project, city of Wuxi

70% owned

Site area:	2,110,300 square metres
Gross floor area:	243,000 square metres
Usage:	Residential and retail
Expected completion:	In phases from 2009 onwards
Current status:	Foundation works in progress

CITIC Pacific, together with the Wuxi Guolian Group is jointly developing this residential and commercial property in the Binhu District of Wuxi. This site is located in front of the scenic Tai Lake and is within 15 - 20 minutes driving distance from the city centre. The project will be developed in phases with villas, town houses, low-rise and mid-rise residential buildings, all designed to take advantage of the extensive landscape and scenic view of the Tai Lake.

Yangzhou Residential Project, city of Yangzhou

100% owned

Site area:	328,000 square metres
Gross floor area:	437,000 square metres Phase I – 90,000 square metres Other phases – 347,000 square metres
Usage:	Residential and retail
Expected completion:	2008 - 2011
Current status:	Phase I construction in progress

Located in the western part of the city centre, the site will be developed with the connotation of the historical culture and neighboring environment of Yangzhou. A variety of residential units in low-rise, mid-rise and high-rise buildings will be provided. The project has been well received by the market with over 99% (262 units) of the units launched in Phase I sold as of early March, 2008, during the pre-sale which began in September 2007.



Hainan Province

Jiangyin Project, city of Jiangyin

56% owned

Site area:	91,300 square metres
Gross floor area:	178,000 square metres
Usage:	Residential and retail
Expected completion:	2009 – 2010
Current status:	Foundation works commencing soon



Jiangyin is one of the fastest growing cities in Jiangsu Province. CITIC Pacific and the Wuxi Guolian Group are co-developing Jiangyin Xingcheng's old steel mill site in the eastern city centre into a residential and commercial property.

Shenzhou Peninsula Development, city of Wanning

80% – 99.9% owned

Site area:	6,710,100 square metres
Gross floor area:	1,653,000 square metres
Usage:	Integrated residential, hotel, retail and recreation
Expected completion:	In phases from 2009 onwards
Current status:	Construction in progress

CITIC Pacific is developing a resort-type real estate project on the Shenzhou Peninsula. The site has a planning area of 38 square kilometres, with four south facing beaches and eight kilometres of scenic coastline. About 16 square kilometres will be developed into a world class resort. As part of a new express railway line along the east coast of Hainan Island connecting cities of Haikou and Sanya, a railway station will be built in Wanning City, which is about five to six kilometres from the Shenzhou Peninsula site. This new express railway line, constructed by the Hainan government with a completion target of 2011, will greatly improve the accessibility of the Shenzhou Peninsula site from Hainan's international airports in Haikou and Sanya.

CITIC Pacific is also the prime developer responsible for the project's overall planning, design, and infrastructure.

As of early March, CITIC Pacific had acquired 6.71 square kilometres of land. Design and construction of Phase I, which consists of four hotels, retail and resort facilities, is progressing. All four hotels will be managed by well-known international hotel operators.



Investment Properties

projects	usage	ownership	approx. site area (sq. metre)	approx. GFA (sq. metre)	expected completion date
CITIC Square, *Shanghai*	Office, retail	100%	14,500	114,000	Completed
Royal Pavilion, *Shanghai*	Serviced apartment	100%	8,800	35,000	Completed
New Westgate Garden Retail Portion (Phase I), *Shanghai*	Retail	100%	32,900	18,000	Completed
Total			56,200	167,000	

GFA = *gross floor area*

Shanghai

CITIC Square

100% owned

Site area: 14,500 square metres
Gross floor area: 114,000 square metres
Usage: Office and retail
Completed: 2000



A Grade A office tower located on Nanjing Xi Lu, one of the busiest commercial areas in Shanghai, CITIC Square continues to be fully let and experience steady rental increases.

Royal Pavilion

100% owned

Site area: 8,800 square metres
Gross floor area: 35,000 square metres
Usage: Serviced apartments
Completed: 1998

Royal Pavilion is a luxury serviced apartment with 81% occupancy in early March, 2008 and stable rental income.

New Westgate Garden – Retail Portion

100% owned

Site area: 32,900 square metres
Gross floor area: 18,000 square metres
Usage: Retail
Completed: 2006

The retail property is fully let.

Hong Kong

- 231,000 square metres of gross floor area to be developed in Discovery Bay
- Major investment properties include CITIC Tower, the Group's headquarters, and the DCH Commercial Centre

Hong Kong Properties


Development
Investment
8%
10%
76%
4%
2%
45%
1%
7%
47%
51%
49%
Residential
Retail
Hotel
Office
Industrial
Others

Total gross floor area 479,000 square metres

Development Properties

Discovery Bay

50% owned by CITIC Pacific, Discovery Bay is a large residential development jointly developed with HKR International Ltd. Since its launch in 1973, Discovery Bay has become a fully integrated, self-contained suburban multinational residential community. Situated on the northeastern shore of Lantau Island, and adjacent to the Disney Theme Park, Discovery Bay is endowed with open space. Recreational and leisure facilities include a private beach, central park, scenic promenade, golf courses, and a marina.

The current Yi Pak Bay development is located in the northern part of Discovery Bay. It has a gross floor area of approximately 217,000 square metres, of which 91,000 square metres have been developed as Siena One (Phase 11) and Siena Two (Phase 12). The occupation permit for Chianti (Phase 13), which has a gross floor area of 50,000 square metres, was obtained in April 2006. Sales began in March 2006. As of early March, 2008, 518 units out of 530 had been sold.

A hotel development of 25,000 square metres of gross floor area at the northern part of Discovery Bay is under construction and scheduled to open in the second half of 2009.





Investment Properties

projects	usage	ownership	approx. GFA (sq. metre)
CITIC Tower	Office, retail	40%	52,000
DCH Commercial Centre	Office, retail	100%	36,000
Wyler Centre I	Industrial	100%	37,000
Broadway Centre	Industrial	100%	32,000
Yee Lim Industrial Centre, Block C	Industrial	100%	30,000
Others	Various	100%	50,000
Total			237,000

GFA = *gross floor area*

Aviation

	location	ownership
Cathay Pacific	Hong Kong	17.5%
HACTL	Hong Kong	10%

HK$ million	**2007**	2006
Contribution	**1,263**	3,288
Proportion of total contribution	**12%**	41%
Net assets	**10,616**	9,843

Cathay Pacific

www.cathaypacific.com

An international passenger and freight carrier based in Hong Kong, Cathay Pacific, together with its subsidiary Dragonair and Air Hong Kong, operates a fleet of 163 aircraft providing services to more than 130 destinations in 37 countries around the world as of 5 March 2008.

More than a year after the restructuring of the Hong Kong aviation industry in which Dragonair became a wholly owned subsidiary of Cathay Pacific, the enlarged airline registered a profit increase of 72% in 2007 from its 2006 level. A total of 23 million passengers and 1.6 million tonnes of cargo were carried, an increase of 29% and 26%, respectively, compared with 2006.

HACTL

www.hactl.com

HACTL operates SuperTerminal 1, the largest air cargo terminal in the world. Total cargo tonnage throughput for 2007 was 2.6 million tonnes, up 2.7% from 2006. This new handling record is due to export growth from the region, in particular to Europe and the United States.

Power Generation

HK$ million	**2007**	2006
Contribution	**494**	268
Proportion of total contribution	**5%**	3%
Net assets	**6,361**	6,244

At the end of 2007, CITIC Pacific owned a total attributable capacity of 5,287MW, an increase of 10% from 2006 due to the commission of Ligang Phase IV (2x600MW) and capacity addition at North United Power.

Total electricity generated in 2007 by all power plants in which CITIC Pacific had an interest was 96 billion kwh, an increase of 15% compared with 2006. This was driven by the market's overall increase in demand for electricity. To satisfy this, generation capacity increased in many parts of China. For CITIC Pacific, new capacity in Ligang, Zhengzhou and North United drove the rise of electricity generation.

The price of coal rose approximately 15% in 2007 from its level in 2006. However, tariffs were not adjusted accordingly by the government and therefore created margin pressure on Chinese power producers. The strong demand for electricity somewhat compensated for the coal price rise, enabling profits from the Group's power business to increase.

In December 2007, CITIC Pacific purchased five 57,000DWT vessels to be delivered in 2010 and 2011. These vessels will be used to transport coal to Ligang Power Station.

Operational statistics of CITIC Pacific's power plants

						electricity generated			heat generated		
power plant	location (province)	installed capacity (MW)	% ownership	type	utilisation hours	2007 (m kWh)	2006 (m kWh)	% change	2007 (kGJ)	2006 (kGJ)	% change
Ligang	Jiangsu			Coal fired							
I & II		1,440	65		6,075	8,748	8,064	8	NA	NA	NA
III		1,260	71.4		5,029	6,165	NA	NA	NA	NA	NA
Hanfeng	Hebei	1,320	15	Coal fired	5,626	7,427	7,931	-6	NA	NA	NA
Huaibei	Anhui	620	12.5	Coal fired	5,326	3,302	3,026	9	NA	NA	NA
Kaifeng	Henan	125	50	Coal fired	4,700	588	595	-1	NA	NA	NA
North United	Inner Mongolia	12,533	20	Coal fired	5,549	64,609	57,834	12	29,696	43,268	-31
Zhengzhou	Henan	1,000	50	Co-generation	4,874	4,874	3,328	46	5,545	5,082	9
Hohhot	Inner Mongolia	400	35	Co-generation	6,181	2,472	2,741	-10	2,273	2,078	-9
Weihai	Shandong	36	49	Co-generation	4,558	164	155	6	3,694	3,592	3
Chenming	Shandong	24	49	Co-generation	5,304	154	183	-16	3,158	3,275	-4

Civil Infrastructure

	location	ownership	franchise till
Eastern Harbour Tunnel	Hong Kong		
Road		71%	2016
Rail		50%	2008
Western Harbour Tunnel	Hong Kong	35%	2023

HK$ million	**2007**	2006
Contribution	**490**	469
Proportion of total contribution	**5%**	6%
Net assets	**2,055**	2,533


Kowloon
Western Harbour Crossing
Eastern Harbour Crossing
Hong Kong

Eastern Harbour Tunnel

www.easternharbourtunnel.com.hk

Registered average daily traffic of 64,005 vehicles in 2007, a 5% increase from 2006.

Western Harbour Tunnel

www.westernharbourtunnel.com

A key section of the Route 3 highway linking Hong Kong Island with mainland China and Chek Lap Kok Airport. In 2007, average daily traffic was 48,816 vehicles, up 10% over 2006. On January 6, 2008 a toll increase was implemented.

CITIC Pacific has a 35% interest in the company that manages the Cross Harbour Tunnel under contract from the government.

Listed Subsidiaries

Dah Chong Hong

56.6% owned

Stock code: 1828 (The Stock Exchange of Hong Kong)

HK$ million	**2007**	2006
Contribution	**3,041**	297
Proportion of total contribution	**29%**	4%
Net assets	**2,399**	4,004

Dah Chong Hong *(www.dch.com.hk)* is a major distributor of motor vehicles and consumer and food commodity products. It has operations in Hong Kong and mainland China, as well as businesses in Japan, Singapore and Canada.

CITIC 1616

52.6% owned

Stock code: 1883 (The Stock Exchange of Hong Kong)

HK$ million	**2007**	2006
Contribution	**2,085**	191
Proportion of total contribution	**20%**	2%
Net assets	**740**	375

CITIC 1616 *(www.citic1616.com)* is a leading telecom hub-based provider in Asia and is interconnected to approximately 260 international telecom operators in more than 50 countries.

Financial Review

Introduction

CITIC Pacific's 2007 Annual Report includes a letter from the Chairman to shareholders, the final accounts and other information required by accounting standards, legislation, and the Hong Kong Stock Exchange. This Financial Review is designed to assist the reader in understanding the statutory information by discussing the contribution of each business segment, and the financial position of the company as a whole.

Pages 76 to 84 of the Annual Report contain the Consolidated Profit and Loss Account, Balance Sheet, Cash Flow Statement and Statement of Changes in Equity. Following these financial statements, on pages 85 to 138 of the Annual Report, are Notes that further explain certain figures presented in the statements.

On page 139 is the report of CITIC Pacific's auditor – PricewaterhouseCoopers – of their independent audit of CITIC Pacific's Annual Accounts.

Basis of Accounting

CITIC Pacific prepares its financial statements in accordance with generally accepted accounting standards issued by the Hong Kong Institute of Certified Public Accountants ('HKICPA') which have been converged with International Financial Reporting Standards.

Profit Attributable to Shareholders

The net profit attributable to shareholders for the year ended 31 December 2007 was HK$10,843 million, an increase of 31% compared with HK$8,272 million in 2006. The reasons for the increase in profit are described below.



HK$ million
1,148
3,534
3,989
8,272
10,843
03
04
05
06
07

Business Segments Contribution

The Contribution (Note) made by major business segments in 2007, compared with 2006, were:

HK$ million	actual 2007	2006	change 2007–2006
Special Steel	**2,242**	1,333	909
Property	**731**	2,035	(1,304)
Infrastructure	**2,327**	4,201	(1,874)
Listed Subsidiaries			
CITIC 1616	**2,085**	191	1,894
Dah Chong Hong	**3,041**	297	2,744
Fair Value change of Investment Properties	***1,217***	*1,077*	*140*

Note: Please refer to Definition of Terms on page 142.

Compared the contribution for the year 2007 with last year:

- Special Steel: Contribution increased by more than 60% due to the continuing good performance of Jiangyin Steel Plant, Xin Yegang Steel and Daye Special Steel. The growth of various industries in the PRC continues to support the demand for special steel. Shijiazhuang Steel Plant which was acquired in the second half of 2006 also made good contribution in 2007.
- Property: Contribution decreased by almost 70%. In 2006, the profit included the sale of 50% interest in Festival Walk. Rental income of both CITIC Tower and CITIC Square recorded good growth during the year.
- Infrastructure: Cathay Pacific reported an excellent results for the year with 72% increase in net profit. Despite the decrease of the Group's shareholding in Cathay Pacific from 25.4% to 17.5%, contribution from Cathay for the year increased by approximately 30% compared to the combined contribution from Cathay and Dragonair in last year. In 2006, a profit of HK$2.2 billion was recognized from the restructuring of aviation business.

  Contribution from Power Generation increased by more than 80% mainly due to the increased contribution from Ligang Power Stations and North United Power. Ligang Phase III had its first full year operation and has made profit contribution for the year. Contribution from tunnels in Hong Kong remained stable in 2007.
- CITIC 1616: A profit of HK$1.9 billion was realized in connection with the spin off of CITIC 1616 in 2007. The profit of CITIC 1616 increased by 38% compared to 2006.
- Dah Chong Hong: A profit of HK$2.6 billion was recognized in connection with the spin off of Dah Chong Hong in 2007. The profit of Dah Chong Hong increased by approximately 60% in 2007.
- Fair Value change of Investment Properties: The increase in fair value of investment properties as a result of a revaluation reflected the strong current property market conditions in both Hong Kong and the PRC.

Contribution


HK$ million
5,000
4,000
3,000
2,000
1,000
Special Steel
Property
Infrastructure
Listed Subsidiaries
CITIC 1616
Dah Chong Hong
Fair Value change of Investment Properties
06
07

Page 94 of the Annual Report contains business segment information for turnover and profit before net finance charges and taxation for consolidated activities, jointly controlled entities and associated companies.

Geographical Distribution

The division of contribution and assets between Hong Kong, mainland China and overseas is shown below based on the location of the base of each business's operations.


Contribution %
Assets at Book Value %
25
75
29
71
6
52
42
12
50
38
06
07
For the year ended 31 December
06
07
as at 31 December
Hong Kong
Mainland China
Overseas

Interest Expense

The Group's interest expense net of amount capitalised decreased from HK$590 million to HK$305 million. Capitalised interest increased from HK$323 million to HK$680 million mainly due to various PRC property projects under development and the iron ore project. The weighted average cost of debt in 2007 was 5.5% compared to 5.2% last year which was mainly due to the increase in RMB borrowing rates.

Taxation

As a result of the revision in China's Corporate Income Tax Law, the corporate income tax rate for PRC property companies will be reduced from 33% to 25% from the year 2008 onwards. As a result, the deferred taxation liabilities brought forward from the year 2006 has been adjusted downwards by HK$180 million for the current year.

Current tax increased from HK$497 million to HK$758 million due to increased profit from operations.

Shareholders' Returns

CITIC Pacific's primary objective is to increase shareholder value for which it has used earnings per share as a proxy. The Company expects its businesses to provide returns on investment over their lives that will provide shareholders with an adequate return on equity.

Earnings per Share

Earnings per Share was HK$4.91 for 2007, an increase of 30% compared with HK$3.77 in 2006. The increases in Earnings per Share was mainly attributable to the increase in profit as the number of shares outstanding in the two years was substantially the same.



HK$
0.52
1.61
1.82
3.77
4.91
03
04
05
06
07

Shareholders' Funds per Share

Shareholders' Funds per share at 31 December 2007 was HK$27. The increase was due to profit during the year less dividend paid.



HK$
17.3
16.8
17.8
21.2
27.0
03
04
05
06
07

Dividend per Share

A final dividend of HK$0.8 per share is proposed for 2007.



HK$
0.30
0.70
1.00
0.30
0.80
1.10
0.30
0.80
1.10
0.30
0.80
0.30
0.30
1.70
0.40
0.80
0.20
1.40
03
04
05
06
07
Special Dividend – Final
Special Dividend – Interim
Final Dividend
Interim Dividend

Turnover

Special Steel turnover increased by 21%. The sales of all steel plants recorded a good growth.

Turnover of Dah Chong Hong operations increased by 22% mainly due to increased sales in mainland China particularly for the motor business. The proceeds on disposal of approximately 43% interest in Dah Chong Hong in connection with the spin off amounted to approximately HK$4 billion.

The proceeds on disposal of approximately 50% interest in CITIC 1616 in connection with the spin off amounted to approximately HK$2 billion.



HK$ billion
50
40
30
20
10
03
04
05
06
07
Special Steel
Property
Infrastructure & Others
CITIC 1616
Dah Chong Hong
Sale of Businesses

Capital Expenditure

The construction of the infrastructure for the iron ore mining project in Australia is continuing. For the purchase of seven vessels, a total deposit of HK$2 billion was paid in 2007.

The property development projects in the Mainland, including Shanghai Lu Jia Zui New Financial District project, Qingpu, Ningbo, Yangzhou, and Hainan Island are continuing. A new investment in Sichuanbeilu Station Project was also made during 2007.

Under 'Others' in 2007 includes investment in the listed shares of Country Garden, China Molybdenum, SOHO China, KWG Property and Sinotruk. The Group also invested in the listed shares of Industrial and Commercial Bank and China Coal Energy in 2006.

HK$ million	**2007**	2006
Iron Ore Mining	**6,844**	1,754
Property	**4,525**	2,873
Special Steel	**1,442**	3,674
Infrastructure	**71**	530
Listed Subsidiaries		
CITIC 1616	**62**	33
Dah Chong Hong	**323**	291
Others	**1,042**	1,007

Treasury Policy and Risk Management

General Policies

- Maintain a high degree of financial control and transparency;
- Centralised financing and cash management activities at head office level;
- Enhance risk management, control and the best utilisation of financial resources of the Group;
- Diversify funding sources through utilisation of both banking and capital markets;
- Arrange financing to match business characteristics and cash flow to the extent it is possible; and
- Employ limited or non-recourse project finance when it is available and appropriate.

Risk Management

The Group employs a combination of financial instruments, including derivative products, to manage its exposure to fluctuations in interest and currency rates. Derivative transactions are only used for interest rate and currency hedging purposes, speculative trading activity is prohibited. Counterparties' credit risks are carefully reviewed and the Group only deals with financial institutions with investment grade credit rating. The amount of counterparties' lending exposure to the Group is also an important consideration as a means to control credit risk.

Foreign Currency Exposure

CITIC Pacific conducts business mainly in Hong Kong, mainland China and Australia, therefore it is subject to the market risk of foreign exchange rates in HK Dollar, US Dollar, Renminbi and Australia Dollar. To minimise currency exposure, non HK Dollar assets are usually financed in the same currency as the asset or cash flow from it, either by borrowing or using foreign exchange contracts. Achieving this objective is not always possible due to limitations in financial markets and regulatory constraints, particularly on investment into mainland China as the Renminbi is currently not a free convertible currency and 'Registered Capital', which usually accounts for no less than 25% of the total investment amount for projects in mainland China, is required to be paid in US dollars. As the Group's investment in mainland China is expanding, CITIC Pacific has an increasing exposure to the Renminbi. As at 31 December 2007, the Group had net RMB exposure of approximately HK$46 billion (2006: HK$30 billion).

The functional currency and future cash flow for the Australian Iron Ore Mining project is denominated in USD. Substantial portion of the project infrastructure / pre-completion operating expenditure is projected to be denominated in non-USD currencies. Foreign exchange forward contracts and structured forward instruments are employed to hedge or minimise the currency exposure. As at 31 December 2007, projected non-USD currencies expenditures amounted to HK$2,659 million (2006: Nil) was hedged through foreign exchange forward contracts and HK$882 million (2006: Nil) was hedged by structured forward instruments.

On liability management, CITIC Pacific funded the Iron Ore Mining project and the acquisition of vessels by USD loans to match the future cash flow of these assets. Foreign exchange forward contracts are employed to minimise currency exposure for other USD debts and a Yen Bond. As at 31 December 2007, such contracts outstanding amounted to HK$5,853 million (2006: HK$6,116 million).

In addition, foreign exchange forward contracts were employed by our trading subsidiary to hedge currency fluctuations. As at 31 December 2007, such contracts outstanding amounted to HK$968 million (2006: HK$707 million).

Interest Rate Exposure

The Group aims to maintain a suitable mixture of fixed and floating rate borrowings in order to stabilise interest costs despite rate movements. Interest rate hedging ratio is determined after taking into consideration of general market trend, the Group's cash flow pattern, interest coverage ratio and etc.

The Group uses interest rate swaps, forward rate agreements, interest rate option contracts and other instruments to hedge exposures or to modify the interest rate characteristics of its borrowings. As at 31 December 2007, CITIC Pacific had outstanding interest rate swap / option contracts with a notional amount of HK$12.8 billion. After the swaps, HK$7.8 billion or 27% of the Group's total borrowings were effectively paying fixed rate and the remaining were effectively paying floating rate of interest. The Group's overall weighted average all-in cost of borrowings (including fees and hedging costs) for the year ended 31 December 2007 was about 5.5%, compared with 5.2% for the last year.



USD
25%
75%
HKD
47%
53%
All Currencies
27%
73%
Fixed
Floating

Cash Flow

By design, majority of the Group's debt is raised at the holding company level (except for project based financing or arrangement limited by regulation such as RMB borrowings). As such, the actual net amount of cash flow from each business to the Group is an important indicator as to the Group's ability to service its debts. Following is a summary of cash contributions by each business segment:

HK$ million	**2007**	2006
Special Steel	**3,506**	687
Property	**2,201**	7,821
Infrastructure		
Aviation	**508**	5,975
Power Generation	**660**	499
Civil Infrastructure	**990**	476
Others	**241**	144
CITIC 1616	**1,919**	222
Dah Chong Hong	**4,448**	57
Others	**77**	60
Total	**14,550**	15,941

For the year ended 31 December 2007, the Group's cash flow was very strong. Special Steel sector declared prior years' retained profits through dividend and most of them were re-invested for expansion of the sector. Property sector continued to generate strong cash flow from both recurring rental income and property sale. The comparative figure in 2006 was higher because of the disposal of Festival Walk and the land in Tung Chau Street during the year. Under Infrastructure sector, Aviation and Power Generation contributed stable cash flow to the Group. The comparative figure in 2006 for Aviation was higher because of cash receipt from aviation restructuring. Contribution from Civil Infrastructure was higher mainly due to Western Harbour Crossing's repayment of HK$560 million shareholders' loan to the Group as a result of a successful restructure of the project loan during the year. During the period, substantial cash flow was also realised from the separate listing of CITIC 1616. Cash contribution from Dah Chong Hong was higher as a result of its separate listing. Significant cash flow was realised from pre-IPO dividend and IPO proceeds.

Summary of Consolidated Cash Flow Statement

HK$ million	**2007**	2006
Net Cash generated from / (invested in)		
consolidated activities	**4,803**	4,302
jointly controlled entities	**1,594**	220
associated companies	**1,036**	1,132
other financial assets	**86**	11
Sale of business interests and marketable securities	**6,807**	12,313
Capital expenditure and investment in new businesses	**(15,557)**	(9,451)
Tax	**(459)**	(315)
Net interest paid	**(797)**	(751)
	(2,487)	7,461
Dividends paid	**(3,756)**	(3,072)
Increase / (Decrease) in borrowings	**10,049**	(3,376)
Repurchase of shares	**(110)**	(35)
Share options exercised	**430**	87
	6,613	(6,396)
Increase in cash and cash equivalents	**4,126**	1,065

Cash Flow from Operations



HK$ billion
15
12
9
6
3
03
04
05
06
07
Special Steel
Property
Infrastructure
CITIC 1616
Dah Chong Hong
Sale of Businesses

Cash Flow per Share



HK$
4.0
2.8
1.2
1.7
0.1
1.6
2.2
0.1
2.1
7.2
2.3
4.9
6.6
2.4
4.2
03
04
05
06
07
Cash Flow per Share from the Sale of Businesses
Cash Flow per Share from regular operations

Group Debt and Liquidity

The financial position of the Group as at 31 December 2007, as compared to 31 December 2006, is summarised as follows:

HK$ million	**2007**	2006
Total debt	**28,654**	18,293
Cash and bank deposits	**8,045**	3,679
Net debt	**20,609**	14,614

The original denomination of the Group's borrowings as well as cash and deposit balances by currencies as at 31 December 2007 is summarised as follows:

	denomination					
HK$ million equivalent	HK$	US$	RMB	Yen	other	total
Total debt in original currency	8,575	14,016	4,833	1,107	123	28,654
Total debt after hedging	13,802	9,219	4,833	677	123	28,654
Cash and bank deposits	1,559	1,172	4,957	97	260	8,045
Net debt / (cash) after hedging	12,243	8,047	(124)	580	(137)	20,609

Total Debt after Hedging



2% 1%
17%
48%
32%
As at 31 December 2007
HK$
US$
RMB
Yen
Other

Leverage

Net debt divided by total capital was 26% at 31 December 2007 compared with 24% at the end of 2006.



HK$ billion
80
70
60
50
40
30
20
10
12%
25%
32%
24%
26%
03
04
05
06
07
Total Capital
Net Debt/Total Capital %
Net Debt

Total Debt

Total debt increased mainly due to capital expenditure and new investments in the Group's core businesses of about HK$12.8 billion during the year.

For the year ended 31 December 2007, the Group's average borrowing costs was about 5.5% compared with 5.2% for the last year. For the description on the Group's average borrowing costs, please refer to 'Interest Rate Exposure'.



HK$ billion
30
25
20
15
10
5
4.6%
3.4%
4.3%
5.2%
5.5%
03
04
05
06
07
After fifth year
In the third to fifth year inclusive
In the second year
In the first year
Average borrowing costs

Maturity Profile of Outstanding Debt

The Group actively manages and extends its debt maturity profile to ensure that the Group's maturing debt each year will not exceed the anticipated cash flow and the Group's ability to refinance the debt in that year. As at 31 December 2007, outstanding loans that will mature to the end of 2008 amounted to HK$3.7 billion or 13% of the total debt. On the other hand, the Group had cash and deposits with banks of HK$8.0 billion on that date.

HK$ million	2008	2009	2010	2011	2012	2013 and beyond	total	percentage
Parent Company	1,686[1]	570	2,890	4,461[2]	2,150	9,668[3]	21,425	75%
Subsidiaries	1,968	1,957	1,934	1,009	352	9	7,229	25%
Total Maturing Debt	3,654	2,527	4,824	5,470	2,502	9,677	28,654	100%
Percentage	13%	9%	17%	19%	9%	33%	100%	

1. *Including a US$216 million short term bridging loan for the Iron Ore Mining project due in 2008.*
2. *Including a US$450 million global bond due in 2011 which was issued by a wholly owned special purposes vehicle.*
3. *Including a JPY8.1 billion floating rate note due in 2035 which was issued by a wholly owned special purposes vehicle.*

Outstanding Debt by Type


5%
14%
6%
75%

As at 31 December 2007

Long Term Loan Short Term Loan Bond

Money Market

	2007	2006
Weighted average life of debt	**6.0 years**	5.2 years

Analysis on the Group's Financial Obligations

category	description	2007 HK$ million	2006 HK$ million
Borrowings of Holding Company	Include bond and notes issued by wholly owned special purposes vehicles.	**21,425**	13,515
Borrowings of Subsidiaries	Mainly related to the RMB borrowings of steel subsidiaries and Dah Chong Hong. According to PRC regulations, RMB borrowings must be raised at the operating subsidiary level.	**7,229**	4,778
Borrowings of Jointly Controlled Entities and Associated Companies	Share of net debt of jointly controlled entities and associated companies. All the debts are non-recourse to the Company and its subsidiaries.	**12,010**	16,465

Debt / Cash in Jointly Controlled Entities and Associated Companies

For accounting purposes, some of the Group's businesses are classified as jointly controlled entities and associated companies. The following table shows the debt / cash position of jointly controlled entities and associated companies by business sector as at 31 December 2007 which, under Hong Kong generally accepted accounting standards, are not consolidated into the Group's accounts.

The debt amounts shown in the following table were arranged by jointly controlled entities and associated companies without recourse to their shareholders. None of these debts is guaranteed by CITIC Pacific or its subsidiaries. Certain Group's investments, such as Discovery Bay, are 100% financed by their shareholders and do not have any external borrowings.

Business Sector *HK$ million*	total net debt / (cash)	proportion of net debt / (cash) attributable to CITIC Pacific
Special Steel	2,059	1,338
Property	(289)	(135)
Infrastructure		
Aviation	15,591	2,786
Power Generation	16,228	5,826
Civil Infrastructure	3,245	1,096
Others	857	429
Listed Subsidiary		
Dah Chong Hong	208	71
Others	1,188	599
Total	39,087	12,010

Available Sources of Financing

In addition to cash and deposits balance of HK$8.0 billion as at 31 December 2007, the Group had undrawn available loan facilities totaling HK$20.5 billion, of which HK$16.0 billion was committed long term loans, HK$2.5 billion was committed short term loan and HK$2.0 billion was money market lines. Besides, trade facilities amounting to HK$2.4 billion was available. Borrowings by sources of financing as at 31 December 2007 is summarised as follows:

HK$ million	total facilities	outstandings	available facilities
Committed Facilities			
Short Term Loan*	4,212	1,686	2,526
Term Loans	37,480	21,462	16,018
Global Bonds	3,510	3,510	0
Private Placement	430	430	0
Total Committed	45,632	27,088	18,544
Uncommitted Facilities			
Money Market Lines and Short Term Facilities	3,591	1,545	2,046
Trade Facilities	3,810	1,426	2,384

* *This is a USD short term bridging loan to support the funding requirement of the Iron Ore Mining project.*

Undrawn Available Committed Facilities by Maturity (Total HK$18.5 billion)



HK$ billion
3.5
0.8
9.6
4.6
08
09
10 to 12
13 and beyond

As at 31 December 2007

Undrawn Available Facilities by Type (Total HK$22.9 billion)



10%
9%
11%
70%
As at 31 December 2007
Long Term Loan
Short Term Loan
Money Market
Trade

In addition to the above summarised facilities, the Company established Cooperative Agreements with several major PRC banks. Under such agreements, general credit limits were granted to us to support the Group's funding requirements. Utilisation of these facilities will be subject to the banks' approval on a project-by-project basis in accordance with PRC banking regulations. As at 31 December 2007, total credit limit of around RMB64.6 billion under such arrangements remained available, of which RMB30.0 billion have been specifically allocated by the banks to various projects, mainly for Iron Ore Mining, Special Steel and Power Generation projects. These arrangements will further support the Group's expansion strategy in the mainland.

Financing Activities

During the year, CITIC Pacific successfully completed a HK$2.1 billion, 7-year club loan facility. In addition, newly established, renewed or extended bilateral loan facilities amounted to HK$450 million. To support the funding requirement of the Iron Ore Mining project, a US$371 million 25-year equity loan facility (in addition to the US$467 million 25-year equity loan facility signed in 2006) and a US$540 million one-year bridging loan facility were established. The project loan for Phase I of the Iron Ore Mining project has been finalised and signing is being arranged. For the project loan for Phase II, lending commitment was received, financing arrangement will be finalised pending on the completion of the Phase II acquisition.

Pledged Assets

As at 31 December 2007, subsidiaries' assets of HK$327 million (2006: HK$696 million) were pledged to secure banking facilities, these arrangements mainly related to Dah Chong Hong's business overseas.

Contingent Liabilities

Details of the Group's contingent liabilities as at 31 December 2007 was stated under Note 33 to the Accounts.

Loan Covenants

Over the years, CITIC Pacific has developed a set of standard loan covenants to facilitate the management of its loan portfolio and debt compliance. The financial covenants are generally limited to three major categories, namely, a minimum net worth undertaking, a maximum ratio of total borrowings to net worth and a limit on the amount of pledged assets as a percentage of the Group's total assets. CITIC Pacific has been in compliance with all of its loan covenants.

	covenant limits	actual 2007
Minimum Consolidated Net Worth:		
Consolidated Net Worth	≥ HK$25 billion	HK$61.5 billion
Gearing:		
Consolidated Borrowing / Consolidated Net Worth	≤ 1.5	0.47
Negative Pledge:		
Pledged Assets / Consolidated Total Assets	≤ 30%	0.3%

For the purpose of the above covenant limits, as defined in the relevant borrowing agreements:

'Consolidated Net Worth' means the aggregate of shareholders' funds and goodwill from acquisitions and developments having been written off against reserves or profit and loss account.

'Consolidated Borrowing' means the aggregate of all consolidated indebtedness for borrowed money and all contingent obligations in respect of indebtedness for borrowed money other than aforesaid consolidated indebtedness for borrowed money.

Interest Cover

EBITDA divided by interest expense for the year ended 31 December 2007 was 50 times compared to 20 times in 2006, due to the 27% increase in EBITDA and a 48% decrease of interest expenses.



HK$ billion
16
14
12
10
8
6
4
2
8x
15x
11x
20x
50x
03
04
05
06
07
EBITDA
EBITDA/Interest Expense (x = times)
Interest Expense

Credit Ratings

Moody's and Standard & Poor's have reaffirmed the long-term credit ratings of the Company as Ba1 and BB+ respectively, both with a stable credit outlook. The Group's new investments focus mainly on the areas where CITIC Pacific has greatest expertise, of which the Special Steel plants and PRC properties have already commenced contributing in both profit and cash flow to the Group, while the Iron Ore Mining project are expected to commence making contribution in the coming few years. As a result, the credit profile of the Group is going to improve steadily in due course. The Group's objective is to maintain its financial discipline when expanding its businesses.

Forward Looking Statements

This Annual Report contains certain forward looking statements with respect to the financial condition, results of operations and business of the Group. These forward looking statements represent the Company's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

Forward looking statements involve inherent risks and uncertainties. Readers should be cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward looking statement.

Ten Year Statistics

At year end (HK$ million)	1998	1999	2000	2001	2002	2003	2004	2005	2006	**2007**
Shareholders' funds	41,426	37,580	40,650	40,781	41,742	37,848	36,921	39,103	46,510	**59,793**
per share (HK$)	19.47	17.67	18.51	18.62	19.07	17.29	16.84	17.83	21.18	**27.03**
Debt										
Debt	22,075	18,563	15,709	14,639	9,267	10,528	14,580	21,218	18,293	**28,654**
Bank deposits	900	8,044	5,201	4,631	2,545	5,511	2,417	2,579	3,679	**8,045**
Net debt / total capital	34%	22%	21%	20%	14%	12%	25%	32%	24%	**26%**
Interest cover (times)	4	4	5	6	12	8	15	11	20	**50**
Capital employed	63,501	56,143	56,359	55,420	51,009	48,376	51,501	60,321	64,803	**88,447**
Property, plant and equipment	5,085	5,157	6,530	7,782	5,601	5,696	7,344	10,063	10,593	**13,158**
Investment properties	5,299	5,374	5,531	5,357	8,493	7,923	8,115	8,645	9,604	**10,895**
Properties under development	227	240	246	460	586	679	1,672	1,849	2,712	**4,288**
Leasehold land	1,135	1,123	1,102	1,076	1,094	1,194	1,596	1,618	1,712	**1,641**
Jointly controlled entities	831	1,396	2,019	2,365	3,582	4,085	7,852	10,413	14,922	**17,446**
Associated companies	38,732	20,859	23,497	22,704	22,183	22,584	21,439	23,239	16,416	**17,941**
Other financial assets	11,548	14,511	9,264	8,070	7,092	1,027	1,121	929	2,819	**7,502**
Stockmarket capitalisation	35,530	62,230	60,720	37,993	31,514	43,332	48,444	47,038	58,952	**96,338**
Number of shareholders	14,987	13,506	9,808	11,044	12,260	12,198	11,554	11,262	10,433	**8,571**
Staff	11,871	10,490	11,354	11,733	11,643	12,174	15,915	19,174	23,822	**24,319**

For the year (HK$ million)	1998	1999	2000	2001	2002	2003	2004	2005	2006	**2007**
Net profit after tax										
Net profit after tax	2,622	2,729	3,283	2,084	3,835	1,148	3,534	3,989	8,272	**10,843**
per share (HK$)	1.23	1.28	1.49	0.95	1.75	0.52	1.61	1.82	3.77	**4.91**
Contribution by major businesses										
Special Steel	18	22	29	95	126	178	438	808	1,333	**2,242**
Property	264	734	414	625	886	355	559	1,106	2,035	**731**
Infrastructure	1,666	2,442	3,162	2,115	3,015	1,399	2,179	1,686	4,201	**2,327**
Listed subsidiaries										
CITIC 1616	–	–	39	129	252	116	120	122	191	**2,085**
Dah Chong Hong	330	230	221	105	234	253	284	233	297	**3,041**
Fair value change of investment properties	–	–	–	–	–	(587)	181	755	1,077	**1,217**
EBITDA	4,739	4,763	5,238	3,921	5,691	3,126	5,666	6,412	11,882	**15,135**
Dividends per share (HK$)										
Regular	0.70	0.75	0.85	0.80	1.00	1.00	1.10	1.10	1.10	**1.20**
Special	–	2.00	–	–	1.00	–	–	–	0.60	**0.20**
Cover (times)	1.8	1.7	1.8	1.2	1.8	0.5	1.5	1.7	3.4	**4.1**

Note:
Prior years' figures have been restated to reflect the Group's adoption of Hong Kong Financial Reporting Standards except the figures have not been adjusted for years 2001 and before following the adoption of revised accounting standard of HKAS 12 'Income Tax' in year 2002.

Human Resources

As at the end of December 2007, the Group employed 24,319 staff (2006: 23,822) in its headquarters in Hong Kong, principal subsidiaries and joint venture companies. Employees working in the mainland of China and Hong Kong increased slightly to 19,868 (2006: 19,720) and 4,043 (2006: 3,846) respectively. With the rapid development of the iron ore mining business in Australia, the number of employees in other countries has significantly increased to 408 (2006: 256).

The mainland China's robust economic growth as well as the continuous upturn of Hong Kong's economy in 2007 have provided a stable, yet challenging employment environment for staff to operate effectively and efficiently to attain a better level of performance.

Headcount by Major City



7,000
6,000
5,000
4,000
3,000
2,000
1,000
Hong Kong
Beijing
Shanghai
Jiangyin
Wuxi
Huang Shi
Shijiazhuang
Guangzhou
Other China Cities
Other Countries
2006
2007

Headcount by Business Segment



16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
Head Office
Civil Infrastructure
Communications
Power Generation
Marketing & Distribution
Property
Special Steel Manufacturing
Mining
Others
2006
2007

Human Resources Management

CITIC Pacific is an equal opportunity employer and adheres to non-discriminatory employment practices and procedures in recognizing and respecting the rights of all individuals. Striving to administer a fair and consistent human resources management policy to the mutual benefit of its employees and the Group, CITIC Pacific also upholds a high standard of business ethics and expects a similarly high level of personal conduct of its employees. Every employee of the Group is required to strictly follow the Code of Conduct which covers the professional and technical standard of requirements in conducting business. All business unit heads are charged with the responsibility of disseminating the Group's requirements to the people concerned. To ensure the proper enforcement of the Code of Conduct Policy, the Group requires all business units to report the compliance status of the Policy on a bi-annual basis.

Employee Compensation

CITIC Pacific aims to attract, retain and motivate employees who have the relevant skills, knowledge and competencies to develop, support and sustain the continued success of the Group. Employee's cash remuneration typically comprises a base salary and variable compensation, mainly in the form of a performance-linked discretionary bonus which is based on the company's results and the individual's performance. Senior management of the Group receives a substantially higher portion of their cash remuneration in performance bonus, reflecting their contribution to the business and the Group's financial performance. The compensation strategy is to cultivate a pay-for-performance culture to incentivize and reward employee performance that will lead to a long-term enhancement of the overall caliber of the Group. The replacement of the Group's many forms of guaranteed and fixed bonuses with performance-based variable compensation has been implemented effectively by having the top-performers adequately rewarded and under-performers properly addressed. On an annual basis, the Group reviews the cash compensation and benefit programs provided for its employees to ensure that the total compensation is internally equitable, externally competitive, as well as in support of the Group's business strategy. Towards this end, Group companies are largely in conformity with this policy.

Remuneration Committee

The Remuneration Committee, established in August 2003, comprises three Non-Executive Directors, two of whom are Independent Non-Executive Directors. The Committee is chaired by Mr Norman Ho and meets at least once a year.

The principal role of the committee is to exercise the powers of the Board to determine and review the remuneration packages of individual executive directors and key executives, including salaries, bonuses, benefits in kind and the terms on which they participate in any share option or other plans considering factors such as salaries paid by comparable companies, time commitment and responsibilities of the directors and key executives, employment conditions elsewhere in the group and desirability of performance-based remuneration so as to align management incentives with shareholder interests.

Details of the CITIC Pacific Share Incentive Plan 2000 and the granting of options are reported on pages 64 to 67. Total remuneration paid to directors was HK$294.07 million (2006: HK$213.71 million) and further information on Directors' Emoluments can be found on page 99.

Retirement Benefits

For Hong Kong employees, the CITIC Group Retirement Plan ('ORSO Plan') was replaced by the CITIC Group Mandatory Provident Fund Scheme ('MPF Scheme') in August 2003. While the new contributions are all made to the MPF Scheme, investments of the contributed benefits and vesting still continue under the ORSO Plan as a closed fund until the existing ORSO members cease their employment or have their vested benefits transferred to the MPF Scheme no later than 1 August 2008. The Group has appointed HSBC Trustee (Hong Kong) Limited as Trustee of the ORSO Plan to ensure that the closed Plan is operated in accordance with provisions of the Trust Deed and Rules. HSBC Asset Management (Hong Kong) Limited and Fidelity Investment Management (Hong Kong) Limited are appointed as investment managers.

To enable staff to manage their retirement funds effectively and flexibly, the Group offers two options within the MPF Master Trust Scheme – a Hang Seng Mandatory Provident Fund Plan and a Fidelity Retirement Master Trust Plan. The options were introduced in 2003 and the Hang Seng MPF Plan has been further upgraded from the 5 funds SuperTrust Plan to the 10 funds SuperTrust Plus Plan in May 2007. The Fidelity Retirement Master Trust currently provides 14 fund choices to members. HSBC Provident Fund Trustee (Hong Kong) Limited and HSBC Institutional Trust Services (Asia) Limited are the appointed Trustees of the 2 Schemes, respectively.

The CITIC Group Retirement Plan Committee meets with the service providers of both the ORSO Plan and MPF Schemes twice a year to review their service and performance for the protection of staff interests.

Retirement benefits for employees in the mainland and other locations are based primarily on local mandatory requirements.

Training & Development

CITIC Pacific is committed to providing a healthy organizational environment that is conducive to each individual's development. Employees are encouraged to commit to continuous improvement by initiating their own learning and self-development plan with financial sponsorship by the Group. Seminars, courses by professional institutions and in-house training are also organized regularly to help employees improve job performance and prepare for future development. Where applicable, the Group arranges public institutions to conduct customized talks on specific subjects such as new legislative issues, work place safety and updates on new technology.

With the ever growing cross-border business activities between Hong Kong and the mainland, the Group encourages and is actively promoting business integration, knowledge sharing and skills transfer between staff in the two territories.

CITIC Pacific also believes in investing in the training and development of the younger members of society. The Group has implemented various apprentice training programs in different industries of subsidiary companies. It also sponsors a scholarship prize for the Hong Kong Air Cadet Corps in the preparatory pilot training program and supports local university initiatives by providing internship opportunities in both Hong Kong and in the Group's mainland China operations.

To support the business growth as well as to prepare for management succession, the Group has launched the 'Management Trainee Program' by recruiting a pool of talented young graduates to undergo structured training with intensive on-the-job coaching and professional management training courses.

In the Community

As a socially-responsible organization, CITIC Pacific is committed to contributing to the community by supporting and sponsoring different kind of activities in Hong Kong, the mainland and overseas, such as charitable work, promotion of education, environment protection, sports, culture and the arts etc..

Most notably, the Group and its subsidiary companies have been long-term supporters of the Community Chest of Hong Kong by making donations and participating in their campaigns and fund raising activities. The Group has also continued to be one of the sponsors of the Hong Kong Arts Festival.

Additionally, for delivering real benefits to the local community, the Group's subsidiary in Western Australia has entered into a joint venture with a local mining contractor to provide employment opportunities for mainly indigenous people. The Company has also sponsored the Australia-China Business Council to provide a year-long series of seminars, focusing on cooperative opportunities for infrastructure development between Australia and China.

Corporate Governance

Corporate Governance Practices

CITIC Pacific is committed to ensuring high standards of corporate governance and first class business practices. The Board believes that good corporate governance practices are increasingly important for maintaining and promoting investor confidence. Corporate governance requirements keep changing, therefore the Board reviews its corporate governance practices to ensure they meet stakeholders' expectations, comply with legal and professional standards and reflect the latest local and international developments. The Board will continue to commit itself to achieving a high quality of corporate governance.

Throughout the year of 2007, CITIC Pacific has complied with all Code Provisions in the Code of Corporate Governance Practices ('the Code') contained in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. CITIC Pacific has also applied all the principles in the Code and the manner in which they are applied are explained in the following parts of the Corporate Governance Report.

Directors' Securities Transactions

The Group has adopted the Model Code for Securities Transactions by Directors of Listed Companies ('the Model Code') contained in Appendix 10 of the Listing Rules. Having made specific enquiry, all Directors have fully complied with the required standard set out in the Model Code throughout the year of 2007.

Board of Directors

The Board currently comprises twelve executive and seven non-executive directors of whom four are independent as defined by the Stock Exchange (the biographies of the directors, together with information about the relationship among them, are set out on pages 55 to 57). Independent non-executive directors are nearly one-quarter and the non-executive directors are about one-third of the Board.

Under the Company's Articles of Association, every director is subject to retirement by rotation at least once every three years. One-third of the directors must retire from office at each annual general meeting and their re-election is subject to a vote of shareholders.

The Board determines the overall strategies, monitors and controls operating and financial performance and sets appropriate policies to manage risks in pursuit of the Group's strategic objectives. Day-to-day management of the Group's businesses is delegated to the executive director or officer in charge of each division. The functions and power that are so delegated are reviewed periodically to ensure that they remain appropriate. Matters reserved for the Board are those affecting the Group's overall strategic policies, finances and shareholders including financial statements, dividend policy, significant changes in accounting policy, material contracts and major investments. All Board members have separate and independent access to the Group's senior management to fulfil their duties. They also have full and timely access to relevant information about the Group and are kept abreast of the conduct, business activities and development of the Group. Independent professional advice can be sought at the Group's expense upon their request.

The Board meets regularly to review the financial and operating performance of the Group and other business units, and approve future strategy. Four Board meetings were held in 2007. Individual attendance of each director at the Board meetings, the Audit Committee meetings and the Remuneration Committee meeting during 2007 is set out below:

	Attendance / Number of Meetings		
Director	Board	Audit Committee	Remuneration Committee
Executive Director			
Mr Larry Yung Chi Kin – Chairman	4/4		
Mr Henry Fan Hung Ling – Managing Director	4/4		
Mr Peter Lee Chung Hing	4/4		
Mr Carl Yung Ming Jie	3/4		
Mr Leslie Chang Li Hsien	4/4		
Mr Vernon Francis Moore	4/4		
Mr Li Shilin	3/4		
Mr Liu Jifu	3/4		
Mr Chau Chi Yin	4/4		
Mr Milton Law Ming To	4/4		
Mr Wang Ande	4/4		
Independent Non-executive Director			
Mr Hamilton Ho Hau Hay	4/4		
Mr Alexander Reid Hamilton (Chairman of the Audit Committee)	3/4	4/4	5/5
Mr Hansen Loh Chung Hon	4/4	4/4	
Mr Norman Ho Hau Chong (Chairman of the Remuneration Committee)	4/4		5/5
Non-executive Director			
Mr Willie Chang	4/4	4/4	5/5
Mr André Desmarais (Two of the meetings were attended by the alternate of Mr André Desmarais)	4/4		
Mr Chang Zhenming	0/4		

To implement the strategies and plans adopted by the Board effectively, an executive committee of selected executive directors and senior managers meets monthly to review the performance of the businesses of the Group, co-ordinate overall resources and make financial and operational decisions.

Chairman and Chief Executive Officer

The Group has appointed a Chairman, Mr Larry Yung and a Managing Director, Mr Henry Fan, who is the Chief Executive Officer described in Appendix 14 of the Listing Rules. The roles of the Chairman and the Managing Director are segregated. The primary role of the Chairman is to provide leadership for the Board and to ensure that it works effectively in the discharge of its responsibilities. The Managing Director is responsible for the day-to-day management of the Group's business. Their respective roles and responsibilities are set out in writing which has been approved and adopted by the Board.

Non-executive Directors

There are currently seven non-executive directors of whom four are independent. Under Article 104(A) of the Company's Articles of Association, every director, including the non-executive director, shall be subject to retirement by rotation at least once every three years. This means that the specific term of appointment of a director cannot exceed three years.

Remuneration of Directors

The Remuneration Committee, established in August 2003, has clear terms of reference and is accountable to the Board. The terms of reference can be found in the Group's website (www.citicpacific.com). The principal role of the committee is to exercise the powers of the Board to determine and review the remuneration packages of individual executive directors and senior management, including salaries, bonuses, benefits in kind and the terms on which they participate in any share option and other plans considering factors such as salaries paid by comparable companies, time commitment and responsibilities of the directors and senior management, employment conditions elsewhere in the Group and desirability of performance-based remuneration so as to align management incentives with shareholder interests.

During 2007, the Remuneration Committee reviewed the remuneration policies and approved the salary and bonus of the executive directors and senior management. No executive director has taken part in any discussion about his own remuneration. Its members comprise:

Mr Norman Ho Hau Chong – Chairman
Mr Alexander Reid Hamilton
Mr Willie Chang

Five meetings were held in 2007. All Committee members are non-executive directors and a majority including the Chairman are independent.

Details of CITIC Pacific's remuneration policies are set out in the Human Resources section on page 46. Directors' emoluments and retirement benefits are disclosed on pages 99 to 100. Details of the CITIC Pacific Share Incentive Plan 2000 and the granting of options are disclosed on pages 64 to 67.

Nomination of Directors

There is no nomination committee in the Group for the time being.

Candidates to be nominated as directors are experienced, high calibre individuals. During the year, there was no appointment of new directors. After the year end, Mr Kwok Man Leung was appointed as an executive director with effect from 1 April 2008 after going to the full board for approval.

Auditor's Remuneration

PricewaterhouseCoopers has been appointed by the shareholders annually as CITIC Pacific's external auditors since 1989. During the year, the fees charged to the accounts of the Company and its subsidiaries for PricewaterhouseCoopers' statutory audit amounted to approximately HK$10 million (2006: HK$9 million). In addition approximately HK$2 million (2006: HK$3 million) was charged for other services. The non-statutory audit services mainly consist of special audits, tax compliance and the interim review. The cost of recurring audit services of subsidiaries performed by other auditors amounted to approximately HK$16 million (2006: HK$9 million).

Audit Committee

The Board established an Audit Committee in 1995. The Audit Committee has clear terms of reference and is accountable to the Board. The terms of reference can be found in the Group's website (www.citicpacific.com). It assists the Board in meeting its responsibilities for ensuring an effective system of internal control and compliance, and in meeting its external financial reporting objectives. All Committee members are non-executive directors and a majority including the Chairman are independent. Its members comprise:

Mr Alexander Reid Hamilton – Chairman
Mr Hansen Loh Chung Hon
Mr Willie Chang

The Committee members possess diversified industry experience and the Chairman has appropriate professional qualifications and experience in accounting matters. The Committee meets four times each year, together with senior management and auditors, both internal and external.

During 2007, the Audit Committee considered the external auditors' projected audit fees; discussed with the external auditors their independence and the nature and scope of the audit; reviewed the interim and annual financial statements, particularly judgmental areas, before submission to the Board; reviewed the internal audit programme, findings and management's response; reviewed the Group's adherence to the Code Provisions in the Code of Corporate Governance Practices. As a result, they recommended the Board to adopt the interim and annual report for 2007.

Internal Controls

The Board is responsible for maintaining an adequate system of internal control and reviewing its effectiveness.

The internal control system is designed to facilitate the effectiveness and efficiency of operations, safeguard assets against unauthorized use and disposition, ensure the maintenance of proper accounting records and the truth and fairness of the financial statements, and ensure compliance with relevant legislation and regulations. It provides reasonable, but not absolute, assurance against material mis-statement or loss and management rather than elimination of risks associated with its business activities.

During the year, the Board has reviewed the effectiveness of the Group's internal control system covering all material controls and risk management functions. The review is conducted annually in accordance with the requirement of the Code of Corporate Governance Practices. The responsible management of the various business divisions and subsidiaries are required to assess the risks and the internal controls with reference to the five components of the COSO (The Committee of Sponsoring Organisations of the Treadway Commission) internal control framework. The result of the review has been summarised and reported through the Group Internal Audit Department to the Audit Committee and the Board.

In addition, the Group Internal Audit Department conducts regular and independent reviews of the effectiveness of the Group's internal control system. The Audit Committee reviews the findings and opinion of Group Internal Audit Department on the effectiveness of the Group's internal control system quarterly and reports to the Board on such reviews.

Internal Audit

The Group Internal Audit Department supports management by carrying out systematic independent reviews of all business units and subsidiaries in the Group on an ongoing basis. The frequency of review of individual business unit or subsidiary is determined after an assessment of the risks involved. The Audit Committee endorses the internal audit programme annually. The Group Internal Audit Department has unrestricted access to all parts of the business, and direct access to any level of management including the Chairman, or the Chairman of the Audit Committee, as it considers necessary. The Group Internal Audit Department submits regular reports for the Audit Committee's review in accordance with the approved internal audit programme. Concerns which have been reported by the Group Internal Audit Department are monitored quarterly by management until appropriate remedial actions have been taken.

Codes

To ensure the highest standard of integrity in our businesses, the Group adopted a Code of Conduct defining the ethical standards expected of all employees, and the Group's non-discriminatory employment practices. Training courses on the Code of Conduct are held regularly for all employees and the Audit Committee receives a report on the operation, and the need for revision, of the Code of Conduct every year.

Throughout the year of 2007, the Group has complied with the Code Provisions in the Code of Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of the Hong Kong Limited.

The Group has endorsed the guide to good employment practices issued by the Employers' Federation of Hong Kong to promote good and responsible employment standards.

Notifiable Transactions and Connected Transactions

During the year 2007, CITIC Pacific has issued press announcements in respect of a number of 'notifiable transactions' and 'connected transactions' which can be viewed in the Group's website (www.citicpacific.com).

Communication with Shareholders

The Company's Annual General Meeting ('AGM') is one of the principal channels of communication with its shareholders. It provides an opportunity for shareholders to ask questions about the Company's performance. Separate resolutions were proposed for each substantially separate issue at the AGM.

The Company's Articles of Association contain the rights of shareholders to demand and the procedures for a poll voting on resolutions at shareholders' meetings. Details of such rights to demand a poll and the poll procedures are included in all circulars in relation to shareholders' meetings and will be explained during the proceedings of shareholders' meetings. In case poll voting is conducted, the poll results will be posted on the websites of the Stock Exchange and the Company on the day of the shareholders' meeting.

Fair Disclosure and Investor Relations

CITIC Pacific uses its best endeavours to distribute material information about the Group to all interested parties as widely as possible. When announcements are made through the Hong Kong Stock Exchange the same information will be sent to journalists and investment analysts where an e-mail address or fax number is known and will be available to shareholders on the Company's website.

CITIC Pacific recognises its responsibility to explain its activities to those with a legitimate interest and to respond to their questions. Investors are regularly received and visited to explain the Group's businesses. In addition, questions received from the general public and individual shareholders were answered promptly. In all cases great care has been taken to ensure that no price sensitive information is disclosed.

Information about CITIC Pacific can be found in the Group's website including descriptions of each business and the Annual Reports for last nine years.

Financial Reporting

The Directors acknowledge their responsibility for preparing the Company's accounts which give a true and fair view and are in accordance with generally accepted accounting standards published by the Hong Kong Institute of Certified Public Accountants. The Directors endeavour to ensure a balanced, clear and understandable assessment of the Group's performance, position and prospects in financial reporting. Accordingly, appropriate accounting policies are selected and applied consistently; judgments and estimates made are prudent and reasonable. Hong Kong accounting standards have always broadly followed international accounting standards. The adoption of new or amended accounting standards that became effective during the year has not resulted in substantial changes to the Group's accounting policies and has no significant impact on the results reported for the year ended 31 December 2007.

The responsibilities of the external auditors with respect to financial reporting are set out in the Independent Auditor's Report on page 139.

Directors and Senior Managers

Executive Directors

Larry Yung Chi Kin (Chairman), aged 66, a Director since 1990, is the Vice Chairman and Managing Director of CITIC Hong Kong (Holdings) Limited ('CITIC HK') and an Executive Director of CITIC Group. He worked for 14 years with the Ministry of Electric Power in the People's Republic of China ('PRC') before coming to Hong Kong in 1978, and had extensive management experience before establishing CITIC HK in 1987.

Henry Fan Hung Ling (Managing Director), aged 59, a Director since 1990, is a Deputy Chairman of Cathay Pacific Airways Limited ('Cathay') and a Deputy Managing Director of CITIC HK. He is a non-official member of the Executive Council of the Hong Kong Special Administrative Region, the Chairman of the Mandatory Provident Fund Schemes Authority and a non-executive director of Hong Kong Exchanges and Clearing Limited. Before joining CITIC HK in 1987, Mr Fan held senior management positions with a number of corporations and also practised law as a barrister.

Peter Lee Chung Hing (Deputy Managing Director), aged 54, is the Chairman of Jiangyin Xingcheng Special Steel and Hubei Xin Yegang Steel Co., Ltd. ('Hubei Xin Yegang'), the Vice Chairman of CITIC Guoan Co., Ltd. ('CITIC Guoan'), a non-executive director of CITIC 1616 Holdings Limited ('CITIC 1616'), a director of Daye Special Steel Co., Ltd. ('Daye Special Steel') and CITIC Pacific Mining Management Pty Ltd ('CITIC Pacific Mining'). Before joining CITIC HK in 1988, Mr Lee was with major banking and shipping groups in Hong Kong. He joined CITIC Pacific Limited ('CITIC Pacific') in 1990.

Carl Yung Ming Jie (Deputy Managing Director), aged 39, a Director since 2000, is the Chairman of Shanghai CITIC Square Co., Ltd. and Shanghai New Westgate Garden Property Co., Ltd. He is also a director of CITIC Pacific China Holdings Limited ('CP China') and other Group companies concerned with property, infrastructure and special steel projects in the PRC. He joined CITIC Pacific in 1993. He is the son of Mr Larry Yung Chi Kin.

Leslie Chang Li Hsien (Deputy Managing Director), aged 53, a Director since 2005, is a director of CITIC HK, CITIC Guoan, Hong Kong Transport, Logistics and Management Company Limited ('HKTLMC'), Western Harbour Tunnel Company Limited ('WHT'), CITIC Capital Holdings Limited ('CCHL'), CITIC Pacific Mining, Hong Kong Resort Company Limited ('HK Resort') and other Group companies concerned with financial sector and infrastructure projects. Before joining CITIC Pacific in 1994, he was a partner at KPMG specializing in the financial services industry and the Director of the firm's Chinese Practice in the United States.

Vernon Francis Moore (Executive Director), aged 61, a Director since 1990, is a non-executive director of Cathay and CLP Holdings Limited ('CLP Holdings'), a director of CITIC Pacific Mining, the Chairman of New Hong Kong Tunnel Company Limited ('NHKTC') and WHT, the Deputy Chairman of CCHL and the representative of CITIC Pacific on the Board of Companhia de Telecomunicacoes de Macau S.A.R.L.. Mr Moore joined CITIC HK in 1987 after holding senior management positions with a number of financial institutions and acted as an executive director of CITIC HK until August 2007.

Li Shilin (Executive Director), aged 58, a Director since 2000, is an Executive Director and a Vice President of CITIC Group. He is also the Chairman of CITIC Guoan Group, CITIC Guoan Information Industry Co., Ltd. and CITIC Offshore Helicopter Co., Ltd.

Liu Jifu (Executive Director), aged 64, a Director since 2001, is a director of CITIC HK and CITIC International Financial Holdings Limited. Before joining CITIC HK in 2000, Mr Liu worked with the Financial and Economics Research Institute in the China Academy of Social Sciences for 5 years. Formerly, he was an Executive Director of China Everbright Group Limited, the Chairman of China Everbright Travel Inc and China PINGHE Import & Export Co., Ltd.

Chau Chi Yin (Executive Director), aged 52, a Director since 2006. Mr Chau joined CITIC Pacific in 1990, is a non-executive director of Dah Chong Hong Holdings Limited ('DCH Holdings'), a director of CITIC HK, HK Resort and certain Group companies concerned with special steel projects. He joined CITIC HK in 1987 after experience in public accounting and in financial management with a major Hong Kong listed company.

Milton Law Ming To (Executive Director), aged 44, a Director since 2006, is a director of NHKTC, WHT, HKTLMC, CITIC Guoan, Daye Special Steel, CITIC Pacific Mining and other Group companies concerned with infrastructure, environment, special steel, iron ore mining and property projects. Before joining CITIC Pacific in 1992, he worked in the banking industry.

Wang Ande (Executive Director), aged 58, a Director since 2006, is the Managing Director of CP China and a director of other Group companies concerned with property projects in the PRC. Before joining CITIC Pacific in 2003, he served in the Shanghai Municipal Government and Pudong New Area Government responsible for lands and property development of the city.

Kwok Man Leung (Executive Director), aged 39, a Director with effect from 1 April 2008, is a non-executive director of CITIC 1616 and DCH Holdings, a director of Adaltis Inc. (a Canadian listed company), CITIC Guoan and NHKTC and other group companies concerned with special steel and environmental projects. He joined CITIC Pacific in 1993 after gaining experience in sales and business development with a major Hong Kong listed company.

Non-Executive Directors

Willie Chang, aged 64, a Director since 1987, is the sole proprietor of Willie Chang & Co., Solicitors, with over 38 years' experience in legal practice, including as a partner of Johnson, Stokes and Master. †‡

Hamilton Ho Hau Hay, aged 57, a Director since 1992, is a non-executive director of DCH Holdings and King Fook Holdings Limited. Mr Ho is also an independent non-executive director of New World Development Company Limited, an executive director of Honorway Investments Limited ('Honorway') and Tak Hung (Holding) Company Limited ('Tak Hung'). He is the brother of Mr Norman Ho Hau Chong.*

Alexander Reid Hamilton, aged 66, a Director since 1994, was a partner of PricewaterhouseCoopers where he practised for 16 years. He is a director of a number of Hong Kong companies including China COSCO Holdings Company Limited, Shangri-La Asia Limited, Esprit Holdings Limited and Octopus Cards Limited.*†‡

Hansen Loh Chung Hon, aged 70, a Director since 1994, is the Managing Director of Wyler Textiles, Limited and a director of CLP Holdings.*†

Norman Ho Hau Chong, aged 52, a Director since 1994, is an Executive Director of Honorway, Tak Hung, Miramar Hotel and Investment Company, Limited and New World Mobile Holdings Limited, a director of Hong Kong Ferry (Holdings) Company Limited, Lee Hing Development Limited, Shun Tak Holdings Limited, Starlight International Holdings Limited and Taifook Securities Group Limited. He is the brother of Mr Hamilton Ho Hau Hay.*‡

André Desmarais, aged 51, a Director since 1997, is the President and Co-Chief Executive Officer of Power Corporation of Canada. He is a Senior Advisor to the International Advisory Council of China Association for the Promotion of Industrial Development.

Chang Zhenming, aged 51, a Director since 2006, is the Vice Chairman and President of CITIC Group, the Vice Chairman of CITIC International Financial Holdings Limited and China CITIC Bank Corporation Limited. From March 2000 to June 2005, Mr Chang was also an executive director of CITIC Pacific. Mr Chang has over 20 years' broad range of experience in banking, finance and securities business. He was formerly the Vice Chairman and President of China Construction Bank Corporation.

Peter Kruyt (Alternate Director to Mr André Desmarais), aged 52, an alternate director since 2003, is Vice President of Power Corporation of Canada, Chairman of Power Pacific Corporation Limited, the Canada-China Business Council and Concordia University.

* *Independent Non-Executive Director*
† *Member of the Audit Committee*
‡ *Member of the Remuneration Committee*

Senior Managers

Frances Yung Ming Fong (Director, Group Finance), aged 36, is the Deputy Chairman of CITIC Pacific Communications Limited ('CPC') and a director of NHKTC. She joined CITIC Pacific in 1995. She is the daughter of Mr Larry Yung Chi Kin.

Stella Chan Chui Sheung (Director, Company Secretariat), aged 45, is a non-executive director of DCH Holdings. Before joining CITIC HK in 1988 and CITIC Pacific in 1990, she worked in the company secretarial field. She has over 20 years of experience in the company secretarial aspect.

Paul Lo Kai Sing (Director, Group Human Resources and Administration), aged 52, joined CITIC Pacific in January 2005. He has many years experience in human resources management in a variety of industries, including electronics manufacturing, multinational trading conglomerates and integrated multi-media services, and once served as the General Manager, Group Human Resources and Communications of Dah Chong Hong from 1997 to 2000.

Aaron Wong Ha Hang (Director, Property Department), aged 49, is an Executive Director of HK Resort, a director of NHKTC and other Group companies concerned with property and environmental projects. Before joining CITIC Pacific in 1996, he worked for an international consulting firm in the United Kingdom and in Hong Kong.

Cai Xing Hai (Director, Industries), aged 63, is a Deputy Managing Director of CITIC HK, the Chairman of Daye Special Steel, the Vice Chairman of Jiangyin Xingcheng Special Steel, Hubei Xin Yegang and the chief representative of CITIC Pacific's Wuxi Office. He joined CITIC Pacific in 1994, and has extensive experience in the management of special steel manufacturing in the PRC.

Holly Chen Meng (Director, Group Investor Relations), aged 41, joined CITIC Pacific in 2001. Prior to that she had over 10 years experience working for several major global investment banks, where she obtained extensive experience in corporate finance and corporate communications.

Wang Gongcheng (Director, Mineral Resources), aged 62, is a director of CITIC Pacific Mining. He joined CITIC Pacific in 2006 and has extensive experience in the management of mining corporations in Australia and the PRC.

Directors' Report

The Directors have pleasure in presenting to shareholders their report for the year ended 31 December 2007.

Principal Activities

The principal activity of the Company is holding its subsidiary companies and the principal activities of its subsidiary companies and associated companies and their major areas of operation are set out in the Business Review on pages 6 to 29.

Dividends

The Directors declared an interim dividend of HK$0.40 per share and a special dividend of HK$0.20 per share in respect of the year ended 31 December 2007 which were paid on 18 September 2007. The Directors recommended, subject to the approval of the shareholders at the forthcoming Annual General Meeting, the payment of a final dividend of HK$0.80 per share in respect of the year ended 31 December 2007 payable on 13 May 2008 to shareholders on the Register of Members at the close of business on 8 May 2008.

Reserves

The amounts and particulars of transfer to and from reserves during the year are set out in Note 25 to the accounts.

Donations

Donations made by the Group during the year amounted to HK$7 million.

Fixed Assets

Movements of fixed assets are set out in the Financial Statements on pages 101 to 104.

Major Customers and Suppliers

The aggregate percentage of purchases from the Group's five largest suppliers is less than 30%. The aggregate percentage of sales to the Group's five largest customers is less than 30%.

No directors, their associates or shareholders (which to the knowledge of the directors own more than 5% of the Company's share capital) were interested at any time in the year in the above suppliers or customers.

Subsidiary Companies

The names of the principal subsidiary companies, their principal places of operation, their countries of incorporation and particulars of their issued share capital are set out in Note 35 to the accounts.

Issue of Debt Securities

On 1 June 2001, CITIC Pacific Finance (2001) Limited, a wholly owned subsidiary of the Company, issued and sold a total of US$450 million principal amount of 7.625% guaranteed notes due 2011 ('Guaranteed Notes') for refinancing the indebtedness of the Company and for general corporate purposes, to investors pursuant to the purchase agreements dated 24 May 2001 and 1 June 2001. All of the Guaranteed Notes remained outstanding at the end of the year.

On 26 October 2005, CITIC Pacific Finance (2005) Limited, a wholly owned subsidiary of the Company, issued and sold JPY 8.1 billion in aggregate principal amount of guaranteed floating rate notes due 2035 ('JPY Notes') to investors for general corporate purposes pursuant to a subscription agreement dated 26 October 2005. The coupon and principal of the JPY Notes was swapped into Hong Kong Dollar through cross currency swap and net proceeds equivalent to HK$400 million was received. The JPY Notes holders have a one time right to put the JPY Notes to the issuer at 81.29% of the principal amount together with accrued interest on 28 October 2015. All of the JPY Notes remained outstanding at the end of the year.

Save as aforesaid, neither the Company nor its subsidiary companies have issued any debt securities.

Borrowings

Particulars of borrowings of the Group are set out in Note 26 to the accounts.

Directors

Mr Norman Yuen Kee Tong resigned as director with effect from 8 January 2007 and Mr Kwok Man Leung will be appointed as executive director of the Company with effect from 1 April 2008. Except for these changes, the directors of the Company whose names and biographical details appear on pages 55 to 57 were the directors in office during the financial year ended 31 December 2007.

In accordance with Article 95 of the New Articles of Association of the Company, Mr Kwok Man Leung will hold office only until the forthcoming Annual General Meeting and is then eligible for re-election. In addition, pursuant to Article 104(A) of the New Articles of Association of the Company, Messrs Henry Fan Hung Ling, Carl Yung Ming Jie, Leslie Chang Li Hsien, Li Shilin, Hamilton Ho Hau Hay and André Desmarais shall retire by rotation in the forthcoming Annual General Meeting and all, being eligible, offer themselves for re-election.

The Company has received from each independent non-executive director an annual confirmation of his independence pursuant to the new independence guidelines under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ('Listing Rules') and that the Company still considers such directors to be independent.

Management Contract

The Company entered into a management agreement with CITIC Hong Kong (Holdings) Limited ('CITIC HK') on 11 April 1991 but with retrospective effect from 1 March 1990 in which CITIC HK agreed to provide management services to the Company and its subsidiary companies for a management fee calculated on a cost basis to CITIC HK payable quarterly in arrears. The management agreement is terminable by two months' notice by either party. Messrs Larry Yung Chi Kin, Henry Fan Hung Ling, Leslie Chang Li Hsien, Liu Jifu and Chau Chi Yin had indirect interests in the management agreement as they are directors of CITIC HK. A copy of the management agreement will be available for inspection at the Annual General Meeting of the Company to be held on 8 May 2008.

Directors' Interests in Contracts of Significance

None of the directors of the Company has or at any time during the year had, an interest which is or was material, either directly or indirectly, in any contract with the Company or any of its subsidiary companies, which was significant in relation to the business of the Company, and which was subsisting at the end of the year or which had subsisted at any time during the year.

Connected Transactions

Connected transactions disclosed in accordance with the Listing Rules are as follows:

1. The Company, CITIC 1616 Holdings Limited ('CITIC 1616') and BNP Paribas Capital (Asia Pacific) Limited (for itself and on behalf of other underwriters) had entered into (i) an underwriting agreement on 21 March 2007 in respect of the Hong Kong Public Offer of shares of CITIC 1616 ('CITIC 1616 Shares'); and (ii) an underwriting agreement on 31 March 2007 in respect of the International Placing, pursuant to which the underwriters had severally agreed to subscribe or procure subscribers for, on the terms and conditions of the prospectus issued by CITIC 1616, their respective applicable proportions of CITIC 1616 Shares under the Hong Kong Public Offer and the International Placing, for a commission of 2.5% of the aggregate offer price in respect of CITIC 1616 Shares underwritten by them.

CITIC Securities Corporate Finance (HK) Limited ('CITIC Securities') was one of the underwriters in the Hong Kong Public Offer with an underwriting commitment for 9,631,440 CITIC 1616 Shares and one of the underwriters in the International Placing with an underwriting commitment of not more than 25,000,000 CITIC 1616 Shares.

CITIC Securities is an associate of CITIC Group, the holding company of CITIC HK. CITIC HK is a substantial shareholder of the Company, and therefore CITIC Securities is an associate of a connected person of the Company.

2. On 11 May 2007, the Company entered into three loan agreements (collectively 'the Loan Agreements') with Wuxi Taihu Yuan Property Co., Ltd. ('Wuxi Taihu Yuan'), Wuxi Taihu Jing Development Co., Ltd. ('Wuxi Taihu Jing') and Wuxi Taihu Mei Environmental Co., Ltd. ('Wuxi Taihu Mei') respectively. Pursuant to the Loan Agreements, the Company agreed to extend a loan facility of US$44,000,000 to Wuxi Taihu Yuan, US$4,000,000 to Wuxi Taihu Jing and US$5,000,000 to Wuxi Taihu Mei for a period of 36 months. Each of the loan facilities was interest bearing at the rate of 12-month LIBOR plus 1.5% per annum and should be repayable in full on or before 10 May 2010.

As each of Wuxi Taihu Yuan, Wuxi Taihu Jing and Wuxi Taihu Mei is an associate of Wuxi Guo Lian Development Group Co., Ltd., a connected person of the Company by virtue of its holding of 10% or more in certain subsidiaries of the Company, Wuxi Taihu Yuan, Wuxi Taihu Jing and Wuxi Taihu Mei are also regarded as connected persons of the Company.

3. On 24 January 2007, Sino Iron Pty Ltd ('Sino Iron') (a wholly owned subsidiary of the Company) entered into a general construction contract ('Construction Contract') with China Metallurgical Group Corp. ('MCC') under which MCC is responsible for design, construction, installation and testing of certain parts of the infrastructure at the mining area in the western Pilbara region of Western Australia for a contract sum of US$1,106,150,000. On 20 August 2007, Sino Iron and MCC entered into a supplemental agreement to supplement the Construction Contract under which the scope of the works was adjusted and the contract sum was revised to US$1,750 million. It was agreed that the periodic contract sum payable by Sino Iron shall be calculated in US$ and in RMB on 50:50 basis. For amounts within US$1,106,150,000, initial calculation was based on the US$ / RMB mid-price published by the People's Bank of China on the date when the Construction Contract was signed. For amounts over US$1,106,150,000, initial calculation was based on the US$ / RMB mid-price published by the People's Bank of China on the date when the supplemental agreements were signed. However, the actual periodic contract sum payable shall depend on the work progress which is recorded monthly and payment is made in US$ using the applicable exchange rate for the month. The expected time required for the completion of all works to be conducted by MCC is approximately 5 years from 24 January 2007.

On 20 August 2007, Catak Enterprises Corp. (a wholly owned subsidiary of the Company) entered into a sale and purchase agreement with MCC for the disposal of a 20% interest in Sino Iron ('Disposal') at cost, i.e. for a consideration equivalent to 20% of all the funds provided to Sino Iron Holdings Pty Ltd ('Sino Iron Holdings') by the Group up to the date of completion of the Disposal together with interest. The Group's shareholding in Sino Iron will be reduced to 80% as a result of the Disposal.

Upon completion of the Disposal, MCC will be a substantial shareholder of Sino Iron Holdings and will become a connected person of the Company. The Construction Contract as supplemented and the transactions contemplated thereunder will constitute a continuing connected transaction for the Company.

As at 31 December 2007, the Disposal had not yet been completed. Accordingly the Construction Contract as supplemented and the transactions contemplated thereunder did not constitute a continuing connected transaction for the Company during the year.

4. On 30 April 2007, each of Jiangsu Ligang Electric Power Company Limited, Jiangyin Ligang Electric Power Generation Company Limited and Jiangyin Lidian Energy Material Co. Ltd. (collectively the 'Power Companies') entered into an agreement with Shanghai CITIC Shipping Corporation Limited ('CITIC Shipping') pursuant to which CITIC Shipping agreed to provide them with coal transportation services for the year ended 31 December 2007 ('Coal Transportation Agreements'). Transportation fee was at RMB52 per tonne for coal transported by vessel Taihu No.1, No. 2 or No.3 and at RMB63 per tonne for coal transported by vessel Taihu No. 5, No.6 or No.7. If the loading or unloading time exceeded the agreed time for reasons other than the fault of CITIC Shipping or force majeure event, demurrage fee would be at RMB50,000 per day for vessels of less than 30,000 tonnage and at RMB90,000 per day for vessels of or exceeding 30,000 tonnage. The projected amount of coal to be transported for the Power Companies in 2007 was 6 million tonnes. The annual limit on the aggregate service fees payable by the Power Companies to CITIC Shipping under the Coal Transportation Agreements for the year ended 31 December 2007 was estimated at RMB349 million. The agreements were negotiated on an arm's length basis and were arrived at on commercial terms no less favourable to the Power Companies than terms available from independent third parties. CITIC Shipping is a subsidiary of CITIC HK, a substantial shareholder of the Company, and thus a connected person of the Company. The actual amount paid by the Power Companies to CITIC Shipping for the year ended 31 December 2007 under the Coal Transportation Agreements was approximately RMB202 million.

The independent non-executive directors of the Company have reviewed the transactions under the Coal Transportation Agreements and confirm that the transactions have been entered into:

a) in the ordinary and usual course of business of the Company;

b) on commercial terms no less favourable to the Power Companies than terms available from independent third parties; and

c) in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The auditors of the Company have provided a letter to the board and confirm that the continuing connected transactions:

a) have received the approval of the board of directors of the Company;

b) have been entered into in accordance with the relevant agreement governing the transactions; and

c) have not exceeded the cap disclosed in the announcement dated 30 April 2007.

5. On 14 September 2007, the following agreements were executed:

i) the agreement made between Zhanjiang Junkai Motors Technology and Service Limited (湛江市駿凱汽車技術服務有限公司) ('Zhanjiang Junkai') (a wholly owned subsidiary of Dah Chong Hong Holdings Limited ('DCH Holdings')) and Mr Li Li under which Zhanjiang Junkai agreed to acquire from Mr Li Li 10% equity interest in the registered capital of Guangzhou Hejun Motors Trading Limited (廣州合駿汽車貿易有限公司) ('Guangzhou Hejun') at the consideration of RMB3,300,000;

ii) the agreement made between Shenzhen Zhongyun Motors Trading Limited (深圳市眾運汽車貿易有限公司) ('Shenzhen Zhongyun') (a wholly owned subsidiary of DCH Holdings) and Guangzhou Junyue Investment Management Limited (廣州市駿悅投資管理有限公司) ('Guangzhou Junyue') under which Shenzhen Zhongyun agreed to acquire from Guangzhou Junyue 20% equity interest in the registered capital of Kunming Heda Motors Sale and Service Limited (昆明合達汽車銷售服務有限公司) ('Kunming Heda') at the consideration of RMB1,400,000; and

iii) the agreement made between Zhanjiang Junkai and Guangzhou Junyue under which Zhanjiang Junkai agreed to acquire from Guangzhou Junyue 20% equity interest in the registered capital of Guangzhou Zhongxie Motors Trading Limited (廣州眾協汽車貿易有限公司) ('Guangzhou Zhongxie') at the consideration of RMB1,300,000.

Upon completion, Guangzhou Hejun, Kunming Heda and Guangzhou Zhangxie would all become wholly owned subsidiaries of DCH Holdings, a subsidiary of the Company.

Both Mr Li Li and Guangzhou Junyue are connected persons of the Company by virtue of (a) Mr Li Li being a substantial shareholder of Guangzhou Hejun, a non-wholly owned subsidiary of DCH Holdings; (b) Guangzhou Junyue being a substantial shareholder of Kunming Heda and Guangzhou Zhongxie, both are non-wholly owned subsidiaries of DCH Holdings; and (c) Mr Li Li being a controlling shareholder of Guangzhou Junyue.

6. The Company, DCH Holdings and BNP Paribas Capital (Asia Pacific) Limited (for itself and on behalf of other underwriters) entered into (i) a public offer underwriting agreement on 3 October 2007 in respect of the Hong Kong Public Offer of DCH Holdings shares; and (ii) an international underwriting agreement on 10 October 2007 in respect of the International Placing, pursuant to which the underwriters had severally agreed to subscribe or procure subscribers for, on the terms and conditions of the prospectus issued by DCH Holdings on 4 October 2007, their respective applicable proportions of DCH Holdings shares under the Hong Kong Public Offer and the International Placing, for a commission of 2.5% of the aggregate offer price in respect of DCH Holdings shares underwritten by them.

CITIC Securities was one of the co-lead managers and underwriters in the global offering with an underwriting commitment for not more than 48,100,000 to 51,400,000 DCH Holdings shares in aggregate.

CITIC Securities is an associate of CITIC Group, the holding company of CITIC HK. CITIC HK is a substantial shareholder of the Company, and therefore CITIC Securities is an associate of a connected person of the Company.

7. On 26 November 2007, Ipson Investments Limited ('Ipson') (a wholly owned subsidiary of the Company) entered into two articles of association with Perfect Future International Limited ('Perfect Future') for the establishment of two new joint venture companies respectively, namely, Jiangyin CP Xingcheng Industry Gas Co., Ltd. for the production and sale of oxygen, liquefied oxygen, nitrogen and argon and Jiangyin CP Xingcheng By-products Recycling Co., Ltd. for the processing and recycling of metal slag and sale of its related recycled products (collectively 'the JV Companies'). The total investment of each of the JV Companies amounts to US$49,800,000 and the registered capital of each of the JV Companies amounts to US$49,800,000. Upon establishment, each of the JV Companies will be owned as to 80% by Ipson and 20% by Perfect Future.

Perfect Future is a connected person of the Company as Bright Trinity Enterprises Ltd., which wholly owns Perfect Future, is a substantial shareholder of Jiangsu CP Xingcheng Special Steel Co., Ltd., a subsidiary of the Company. Perfect Future is also an associate of a director of various subsidiaries of the Company engaging in steel manufacturing business.

Share Option Plan Adopted by the Company

The Company adopted the CITIC Pacific Share Incentive Plan 2000 ('the Plan') on 31 May 2000. The major terms of the Plan are as follows:

1. The purpose of the Plan is to promote the interests of the Company and its shareholders by (i) providing the participants with additional incentives to continue and increase their efforts in achieving success in the business of the Company, and (ii) attracting and retaining the best available personnel to participate in the on-going business operation of the Company.

2. The participants of the Plan are any director, executive or employee of the Company or its subsidiaries as invited by the Board.

3. The maximum number of shares over which options may be granted under the Plan shall not exceed 10% of (i) the issued share capital of the Company from time to time or (ii) the issued share capital of the Company as at the date of adopting the Plan, whichever is the lower. As at 17 March 2008, the maximum number of shares available for issue under the Plan is 160,931,316, representing approximately 7.33% of the issued share capital.

4. The total number of shares issued and to be issued upon exercise of the options granted to each participant (including both exercised and outstanding options) in any 12-month period must not exceed 1% of the shares of the Company in issue.

5. The exercise period of any option granted under the Plan must not be more than ten years commencing on the date of grant.

6. The acceptance of an offer of the grant of the option must be made within 28 days from the date of grant with a non-refundable payment of HK$1.00 from the grantee.

7. The exercise price determined by the Board will be at least the higher of (i) the closing price of the Company's shares as stated in the daily quotations sheet of The Stock Exchange of Hong Kong Limited ('Stock Exchange') on the date of grant; (ii) the average closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant and (iii) the nominal value of the Company's shares.

8. The Plan shall be valid and effective till 30 May 2010.

Since the adoption of the Plan, the Company has granted four lots of share options:

date of grant	number of share options	exercise price HK$
28 May 2002	11,550,000	18.20
1 November 2004	12,780,000	19.90
20 June 2006	15,930,000	22.10
16 October 2007	18,500,000	47.32

All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant. The closing price of the Company's shares immediately before the grant on 16 October 2007 was HK$47.65.

None of the share options granted under the Plan were cancelled or lapsed during the year ended 31 December 2007.

A summary of the movements during the year ended 31 December 2007 of the share options is as follows:

A. Directors of the Company

			number of share options				
name of director	date of grant	exercise price HK$	balance as at 01.01.07	granted during the year ended 31.12.07	exercised during the year ended 31.12.07 *(Note 2)*	balance as at 31.12.07	percentage of issued share capital %
Larry Yung Chi Kin	28.05.02	18.20	2,000,000	–	2,000,000	–	
	01.11.04	19.90	2,000,000	–	2,000,000	–	
	05.12.05	20.50	100,000,000 *(Note 1)*	–	–	100,000,000	
	20.06.06	22.10	2,000,000	–	2,000,000	–	
	16.10.07	47.32	–	2,000,000	–	2,000,000	
						102,000,000	4.611
Henry Fan Hung Ling	16.10.07	47.32	–	1,600,000	1,600,000	–	–
Peter Lee Chung Hing	28.05.02	18.20	1,000,000	–	1,000,000	–	
	01.11.04	19.90	1,000,000	–	–	1,000,000	
	20.06.06	22.10	1,200,000	–	–	1,200,000	
	16.10.07	47.32	–	1,200,000	–	1,200,000	
						3,400,000	0.154
Carl Yung Ming Jie	28.05.02	18.20	300,000	–	300,000	–	
	01.11.04	19.90	500,000	–	–	500,000	
	20.06.06	22.10	600,000	–	–	600,000	
	16.10.07	47.32	–	800,000	–	800,000	
						1,900,000	0.086
Leslie Chang Li Hsien	28.05.02	18.20	300,000	–	300,000	–	
	01.11.04	19.90	500,000	–	150,000	350,000	
	20.06.06	22.10	800,000	–	–	800,000	
	16.10.07	47.32	–	800,000	–	800,000	
						1,950,000	0.088
Vernon Francis Moore	28.05.02	18.20	1,000,000	–	1,000,000	–	
	01.11.04	19.90	1,000,000	–	–	1,000,000	
	20.06.06	22.10	700,000	–	–	700,000	
	16.10.07	47.32	–	600,000	–	600,000	
						2,300,000	0.104
Li Shilin	28.05.02	18.20	300,000	–	300,000	–	
	16.10.07	47.32	–	500,000	–	500,000	
						500,000	0.023
Liu Jifu	01.11.04	19.90	500,000	–	500,000	–	
	20.06.06	22.10	700,000	–	–	700,000	
	16.10.07	47.32	–	700,000	–	700,000	
						1,400,000	0.063
Chau Chi Yin	28.05.02	18.20	300,000	–	300,000	–	
	01.11.04	19.90	500,000	–	–	500,000	
	20.06.06	22.10	800,000	–	–	800,000	
	16.10.07	47.32	–	800,000	–	800,000	
						2,100,000	0.095
Milton Law Ming To	28.05.02	18.20	250,000	–	250,000	–	
	01.11.04	19.90	500,000	–	166,000	334,000	
	20.06.06	22.10	800,000	–	–	800,000	
	16.10.07	47.32	–	800,000	–	800,000	
						1,934,000	0.087
Wang Ande	01.11.04	19.90	200,000	–	200,000	–	
	20.06.06	22.10	500,000	–	–	500,000	
	16.10.07	47.32	–	800,000	–	800,000	
						1,300,000	0.059
Chang Zhenming	16.10.07	47.32	–	500,000	–	500,000	0.023

Note:

1. *These share options were granted by CITIC HK, a substantial shareholder of the Company, and can be exercised during the period from 5 December 2008 to 4 December 2010.*
2. *The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$32.316.*

B. Employees of the Company working under continuous contracts (as defined in the Employment Ordinance), other than the Directors

date of grant	exercise price HK$	number of share options balance as at 01.01.07	granted during the year ended 31.12.07	exercised during the year ended 31.12.07 *(Note 3)*	balance as at 31.12.07
28 May 2002	18.20	750,000	–	750,000	–
1 November 2004	19.90	1,919,000	–	889,000	1,030,000
20 June 2006	22.10	4,930,000	–	2,691,000	2,239,000
16 October 2007	47.32	–	7,400,000	–	7,400,000

Note:

3. The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$33.961.

C. Others

date of grant	exercise price HK$	number of share options balance as at 01.01.07 *(Note 4)*	exercised during the year ended 31.12.07 *(Note 5)*	balance as at 31.12.07
28 May 2002	18.20	640,000	640,000	–
1 November 2004	19.90	1,200,000	1,000,000	200,000
20 June 2006	22.10	1,300,000	1,300,000	–

Note:

4. These are in respect of options granted to former employees under continuous contracts, who have subsequently retired or transferred to another group company. It also includes options granted to a former director.

5. The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$34.997.

The fair value of an option on one CITIC Pacific share granted in the current period measured as at the date of grant of 16 October 2007 was HK$7.81 based on the following data and assumptions using Binomial Lattice Model:

- The share price at the grant date is HK$46.85
- The exercise price is HK$47.32
- The option's contractual life is 5 years
- Taking into account the probability of early exercise behaviour, the average expected term of the grant was determined to be 4 years
- Expected volatility of CITIC Pacific's share price at 25% per annum (based on historical movements of share prices and the trend of the volatility rate in recent years)
- Expected annual dividend yield of 5% (based on historical dividend payments)
- Rate of eligible grantees leaving service assumed at 1% per annum
- Early exercise assumption for option holders to exercise their options when the share price is at least 150% of the exercise price
- Risk-free interest rate of 4% per annum (based on linearly interpolated yields of the Hong Kong Exchange Fund Notes as at the grant date)

The result of the fair value valuation can be materially affected by changes in these assumptions so an option's actual value may differ from the estimated fair value of the options due to the Model and assumptions adopted.

All the options forfeited before expiry of the Plan will be treated as lapsed options which will not be added back to the number of shares available to be issued under the Plan.

The total expense to be recognised in the Company's profit and loss account for the year ended 31 December 2007 in respect of the grant of the aforesaid 18,500,000 options is HK$144,485,000.

Share Option Plans adopted by the Subsidiaries of the Company

CITIC 1616 Holdings Limited

CITIC 1616 adopted a share option plan ('CITIC 1616 Share Option Plan') on 17 May 2007. The major terms of the CITIC 1616 Share Option Plan are as follows:

1. The purpose of the CITIC 1616 Share Option Plan is to attract and retain the best quality personnel for the development of CITIC 1616's businesses; to provide additional incentives to Employees (as defined herebelow); and to promote the long term financial success of CITIC 1616 by aligning the interests of grantees to shareholders of CITIC 1616.

2. The grantees of the CITIC 1616 Share Option Plan are any person employed by CITIC 1616 or any subsidiary and any person who is an officer or director (whether executive or non-executive) of CITIC 1616 or any subsidiary ('Employee') as the Board of CITIC 1616 may in its absolute discretion select.

3. The maximum number of CITIC 1616 Shares over which options may be granted under the CITIC 1616 Share Option Plan must not exceed 10% of (i) the CITIC 1616 Shares in issue from time to time; or (ii) the CITIC 1616 Shares in issue as at the date of adopting the CITIC 1616 Share Option Plan, whichever is the lower. As at 17 March 2008, the maximum number of CITIC 1616 Shares available for issue under the CITIC 1616 Share Option Plan is 169,280,000, representing approximately 8.56% of the issued share capital.

4. The total number of CITIC 1616 Shares issued and to be issued upon exercise of options (whether exercised or outstanding) in any 12-month period granted to each grantee must not exceed 1% of the CITIC 1616 Shares in issue. Where any further grant of options to a grantee would result in the CITIC 1616 Shares issued and to be issued upon exercise of all options granted and to be granted to such person (including exercised, cancelled and outstanding options) in the 12-month period up to and including the date of such further grant representing in aggregate over 1% of the CITIC 1616 Shares in issue, such further grant shall be subject to separate approval by the shareholders of CITIC 1616 in its general meeting.

5. The exercise period of any option granted under the CITIC 1616 Share Option Plan must not be more than ten years commencing on the date of grant.

6. The acceptance of an offer of the grant of the option must be made within 28 days from the date of grant with a non-refundable payment of HK$1.00 from the grantee.

7. The subscription price determined by the Board of CITIC 1616 will not be less than the higher of (i) the closing price of CITIC 1616 Shares as stated in the daily quotations sheet of The Stock Exchange of Hong Kong Limited ('Stock Exchange') on the date of grant; (ii) the average closing price of CITIC 1616 Shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant; and (iii) the nominal value of CITIC 1616 Shares.

8. The CITIC 1616 Share Option Plan shall be valid and effective till 16 May 2017.

On 23 May 2007, options to subscribe for a total of 18,720,000 shares in CITIC 1616, representing approximately 1% of the issued share capital, at the exercise price of HK$3.26 per share, were granted under the CITIC 1616 Share Option Plan. The closing price of CITIC 1616 Share immediately before the date of grant was HK$3.14. All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant. All were accepted, and none were exercised, cancelled or lapsed in the period from 3 April 2007 (on which CITIC 1616 was listed on the Main Board of the Stock Exchange) to 31 December 2007. The grantees were certain directors or employees of CITIC 1616 working under continuous contracts (as defined in the Employment Ordinance). None were granted to the directors, chief executives or substantial shareholders of the Company.

The fair value of an option on one CITIC 1616 Share granted in the current year measured as at the date of grant of 23 May 2007 was HK$0.69 based on the following assumptions using the Binomial Model:

- Taking into account the probability of early exercise behaviour, the average expected term of the grant was determined to be 3 years
- Expected volatility of CITIC 1616's share price at 30% per annum (based on historical movements of CITIC 1616's and its comparators' share prices)
- Expected annual dividend yield of 1%
- Rate of eligible grantees leaving service assumed at 20% per annum
- Early exercise assumption for option holders to exercise their options when the share price is at least 175% of the exercise price
- Risk-free interest rate of 4.05% per annum (based on linearly interpolated yields of the Hong Kong Exchange Fund Notes as at the grant date)

The result of the Binomial Model can be materially affected by changes in these assumptions so an option's actual value may differ from the estimated fair value of the options due to limitations of the Model.

All the options forfeited before expiry of the CITIC 1616 Share Option Plan will be treated as lapsed options which will not be added back to the number of CITIC 1616 Shares available to be issued under the CITIC 1616 Share Option Plan.

The total expense recognised in CITIC 1616's income statement for the year ended 31 December 2007 in respect of the grant of the aforesaid 18,720,000 options is HK$12,917,000.

Dah Chong Hong Holdings Limited

Pre-IPO Share Option Scheme

DCH Holdings adopted the Pre-IPO Share Option Scheme ('Pre-IPO Scheme') on 28 September 2007. The major terms of the Pre-IPO Scheme are as follows:

1. The purpose of the Pre-IPO Scheme is to attract and retain the best quality personnel for the development of DCH Holdings' businesses; to provide additional incentives to the employees of the DCH Holdings group and to promote the long term success of DCH Holdings.

2. The participants of the Pre-IPO Scheme are any employee of the DCH Holdings group as the board of DCH Holdings may in its absolute discretion select.

3. The maximum number of shares over which options may be granted under the Pre-IPO Scheme shall not exceed 18,000,000 shares, being 1% of the total number of issued shares immediately following the commencement of dealings of DCH Holdings' shares on the Stock Exchange.

4. The grantee shall not, within 6 months from the listing of DCH Holdings, exercise any of the options granted under the Pre-IPO Scheme.

5. The exercise period of any option granted under the Pre-IPO Scheme must not be more than five years commencing on the date of grant.

6. The acceptance of an offer of the grant of the option must be made within 28 days from the date of grant with a non-refundable payment of HK$1 from the grantee.

7. The subscription price shall be HK$5.88 which is equal to the initial public offer price of DCH Holdings' shares upon listing.

8. No options will be offered or granted under the Pre-IPO Scheme upon the commencement of dealings in DCH Holdings' shares on the Stock Exchange.

Since the adoption of the Pre-IPO Scheme, DCH Holdings has granted one lot of options before the listing of DCH Holdings:

date of grant	number of options	exercise price per share HK$
3 October 2007	18,000,000	5.88

All options granted and accepted fully vested on the date of grant but have a lock-up period of 6 months from the listing of DCH Holdings and are then exercisable in whole or in part within 5 years from the date of grant.

None of the options granted under the Pre-IPO Scheme were exercised, cancelled or lapsed during the year up to 31 December 2007. The grantees were certain directors or employees of the DCH Holdings group working under continuous contracts (as defined in the Employment Ordinance). None were granted to the directors, chief executives or substantial shareholders of the Company.

The fair value of an option on one share of DCH Holdings granted in the period under review measured as at the date of grant of 3 October 2007 was HK$1.51 based on the following assumptions using the Binomial Model:

- Expected volatility of DCH Holdings' share price at 33% per annum with reference to the historical movements of its comparators' share prices
- Expected dividend yield of 2% per annum
- Rate of eligible grantees leaving service assumed at 4% per annum
- Early exercise assumption for option holders to exercise their options when the share price is at least 166% of the exercise price
- Taking into account the probability of early exercise behaviour and rate of leaving service, the average expected term of the grant was determined to be 3.61 years
- Risk-free interest rate of 3.94% per annum (based on linearly interpolated yield of the Hong Kong Exchange Fund Notes as at the grant date)

The result of the Binomial Model can be materially affected by changes in these assumptions. So, an option's actual value may differ from the estimated fair value of the options due to limitations of the model.

All the options forfeited before expiry will be treated as lapsed options which will not be added back to the number of shares available to be issued under the Pre-IPO Scheme.

The total expense recognised in DCH Holdings' income statement for the year ended 31 December 2007 in respect of the grant of the aforesaid 18,000,000 options is HK$27.2 million.

Post-IPO Share Option Scheme

DCH Holdings adopted the Post-IPO Share Option Scheme ('Post-IPO Scheme') on 28 September 2007. The major terms of the Post-IPO Scheme are as follows:

1. The purpose of the Post-IPO Scheme is to attract and retain the best quality personnel for the development of DCH Holdings' businesses; to provide additional incentives to the employees and to promote the long term success of DCH Holdings.

2. The participants of the Post-IPO Scheme are any employee of the DCH Holdings group as the board of DCH Holdings may in its absolute discretion select.

3. The maximum number of shares over which options may be granted under the Post-IPO Scheme and any other schemes of DCH Holdings shall not in aggregate exceed 10% of (i) the shares of DCH Holdings in issue immediately following the commencement of dealings in DCH Holdings' shares on the Stock Exchange or (ii) the shares of DCH Holdings in issue from time to time, whichever is the lower. As at 17 March 2008, the maximum number of shares available for issue under the Post-IPO Scheme is 161,929,800, representing approximately 9% of the issued share capital of DCH Holdings. Options lapsed in accordance with the terms of the Post-IPO Scheme or any other schemes of DCH Holdings will not be counted for the purpose of calculating the 10% limit.

4. The total number of shares issued and to be issued upon exercise of options (whether exercised or outstanding) in any 12-month period granted to each grantee must not exceed 1% of the shares of DCH Holdings in issue.

5. The exercise period of any option granted under the Post-IPO Scheme must not be more than ten years commencing on the date of grant.

6. The acceptance of an offer of the grant of the option must be made within 28 days from the date of grant with a non-refundable payment of HK$1 from the grantee.

7. The subscription price determined by the board of DCH Holdings will not be less than whichever is the higher of (i) the closing price of DCH Holdings' shares as stated in the Stock Exchange's daily quotations sheet on the date of grant; (ii) the average closing price of DCH Holdings' shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant; and (iii) the nominal value of a share of DCH Holdings.

8. The Post-IPO Scheme shall be valid and effective till 27 September 2017, after which no further options will be granted.

DCH Holdings has not granted any options under the Post-IPO Scheme.

Directors' Interests in Securities

The interests of the directors in shares of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ('SFO')) as at 31 December 2007 as recorded in the register required to be kept under section 352 of the SFO were as follows:

1. Shares in the Company and associated corporations

name of director	number of shares personal interests unless otherwise stated	percentage to the issued share capital %
CITIC Pacific Limited		
Larry Yung Chi Kin	406,381,000 *(Note 1)*	18.371
Henry Fan Hung Ling	50,000,000 *(Note 2)*	2.260
Peter Lee Chung Hing	1,000,000	0.045
Carl Yung Ming Jie	300,000	0.014
Leslie Chang Li Hsien	480,000	0.022
Vernon Francis Moore	4,200,000 *(Note 3)*	0.190
Li Shilin	300,000	0.014
Liu Jifu	840,000	0.038
Chau Chi Yin	536,000	0.024
Wang Ande	250,000	0.011
Hansen Loh Chung Hon	1,550,000 *(Note 4)*	0.070
André Desmarais	10,145,000 *(Note 5)*	0.459
Peter Kruyt (alternate director to Mr André Desmarais)	34,100	0.002
CITIC 1616 Holdings Limited		
Vernon Francis Moore	200,000 *(Note 3)*	0.010
Chau Chi Yin	26,750	0.001
Dah Chong Hong Holdings Limited		
Li Shilin	12,000	0.001
Liu Jifu	33,600 *(Note 6)*	0.002
Chau Chi Yin	21,000	0.001
Hansen Loh Chung Hon	62,000 *(Note 7)*	0.003

Notes:

1. Corporate interest

2. Corporate interest in respect of 5,000,000 shares and trust interest in respect of 45,000,000 shares

3. Trust interest

4. Personal interest in respect of 1,050,000 shares; corporate interest in respect of 500,000 shares and family interest in respect of 500,000 shares which duplicate each other

5. Corporate interest in respect of 10,000,000 shares and family interest in respect of 145,000 shares

6. Family interest

7. Corporate interest in respect of 20,000 shares and concert party interest in respect of 42,000 shares

2. Share Options in the Company

The interests of the directors in the share options (being regarded as unlisted physically settled equity derivatives) of the Company are stated in detail in the preceding section of Share Option Plan.

3. Share Options in an associated corporation, CITIC Capital Holdings Limited

		number of share options				
name of director	date of grant	balance as at 01.01.07	granted during the year ended 31.12.07	lapsed / cancelled / exercised during the year ended 31.12.07	balance as at 31.12.07	percentage of issued share capital %
Peter Lee Chung Hing	02.03.05	15,000	–	–	15,000	
	04.04.06	10,000	–	–	10,000	
	11.12.07	–	10,000	–	10,000	
					35,000	0.125
Leslie Chang Li Hsien	02.03.05	15,000	–	–	15,000	
	04.04.06	10,000	–	–	10,000	
	11.12.07	–	10,000	–	10,000	
					35,000	0.125
Vernon Francis Moore	02.03.05	15,000	–	–	15,000	
	04.04.06	10,000	–	–	10,000	
	11.12.07	–	10,000	–	10,000	
					35,000	0.125
Chang Zhenming	11.12.07	–	125,000	–	125,000	0.446

Save as disclosed above, as at 31 December 2007, none of the directors of the Company had nor were they taken to or deemed to have, under Part XV of the SFO, any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations or any interests which are required to be entered into the register kept by the Company pursuant to section 352 of the SFO or any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

Save as disclosed above, at no time during the year was the Company or any of its subsidiary companies a party or parties to any arrangement to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Substantial Shareholders

As at 31 December 2007, the interests of the substantial shareholders, other than the directors of the Company or their respective associate(s), in the shares of the Company as recorded in the register of interests in shares and short positions required to be kept under section 336 of the SFO were as follows:

1. Interest in the Shares

name	number of shares of the Company	percentage to the issued share capital %
CITIC Group	635,919,285	28.747
CITIC HK	635,919,285	28.747
Heedon Corporation	496,386,285	22.439
Honpville Corporation	310,988,221	14.058
Power Corporation of Canada	156,220,000	7.062
Gelco Enterprises Ltd.	156,220,000	7.062
Nordex Inc.	156,220,000	7.062
Paul G. Desmarais	156,220,000	7.062

CITIC HK is a substantial shareholder of the Company indirectly through the following wholly owned subsidiary companies:

name of subsidiary companies of CITIC HK	number of shares of the Company	percentage to the issued share capital %
Affluence Limited	46,089,000	2.083
Winton Corp.	30,718,000	1.389
Westminster Investment Inc.	101,960,000	4.609
Jetway Corp.	20,462,000	0.925
Cordia Corporation	32,258,064	1.458
Honpville Corporation	310,988,221	14.058
Hainsworth Limited	83,444,000	3.772
Southpoint Enterprises Inc.	10,000,000	0.452
Raymondford Company Limited	2,823,000	0.128

Each of Affluence Limited, Winton Corp., Westminster Investment Inc., Jetway Corp., Cordia Corporation, Honpville Corporation, Hainsworth Limited, Southpoint Enterprises Inc. and Raymondford Company Limited holds the shares of the Company beneficially. Accordingly, Honpville Corporation is a substantial shareholder of the Company.

CITIC Group is the direct holding company of CITIC HK. CITIC HK is the direct holding company of Heedon Corporation, Hainsworth Limited, Affluence Limited and Barnsley Investments Limited. Heedon Corporation is the direct holding company of Winton Corp., Westminster Investment Inc., Jetway Corp., Kotron Company Ltd. and Honpville Corporation and Kotron Company Ltd. is the direct holding company of Cordia Corporation. Affluence Limited is the direct holding company of Man Yick Corporation which is the direct holding company of Raymondford Company Limited. Barnsley Investments Limited is the direct holding company of Southpoint Enterprises Inc. Accordingly, the interests of CITIC Group in the Company duplicate the interests of CITIC HK in the Company. The interests of CITIC HK in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Heedon

Corporation in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Affluence Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above. The interests of Man Yick Corporation in the Company duplicate the interests in the Company of its direct subsidiary company as described above. The interests of Barnsley Investments Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above and the interests of Kotron Company Ltd. in the Company duplicate the interests in the Company of its direct subsidiary company as described above.

Power Corporation of Canada is a company 54.18% controlled by Gelco Enterprises Ltd. which in turn is 94.95% controlled by Nordex Inc. and the remainder by Mr Paul G. Desmarais. Nordex Inc. in turn is 68% controlled directly by Mr Paul G. Desmarais and indirectly as to 32% by the latter. Thus, the aforesaid interests of Power Corporation of Canada, Gelco Enterprises Ltd., Nordex Inc. and Mr Paul G. Desmarais in the Company duplicate each other.

2. Short Position in the Shares

name	number of shares of the Company	percentage to the issued share capital %
CITIC Group	100,000,000	4.521
CITIC HK	100,000,000	4.521

These are in respect of options granted by CITIC HK to Mr Larry Yung Chi Kin, the Chairman of the Company.

Share Capital

During the year ended 31 December 2007, the Company made the following repurchases of its own shares on the Stock Exchange for purpose of enhancing its earnings per share:

		price per share		
month / year	number of shares repurchased	highest (HK$)	lowest (HK$)	aggregate price paid (HK$)
November 2007	2,813,000	39.35	38.25	109,397,400

These repurchased shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium payable on repurchase was charged against retained profit. An amount equivalent to the nominal value of the shares cancelled of approximately HK$1.1 million was transferred from retained profit to capital redemption reserve.

Save as disclosed above, neither the Company nor any of its subsidiary companies has purchased or sold any of the Company's shares during the year ended 31 December 2007 and the Company has not redeemed any of its shares during the year ended 31 December 2007.

During the year, 19,336,000 shares were issued under the Share Option Plan as described above.

Service Contracts

As at 31 December 2007, there were no service contracts which were not determinable by the employer within one year without payment of compensation (other than statutory compensation) between any company in the Group and any director proposed for re-election at the forthcoming Annual General Meeting.

Continuing Disclosure Requirements under Rule 13.22 of the Listing Rules

The Company has included a proforma combined balance sheet of the relevant affiliated companies as required therein under Rule 13.22 of the Listing Rules. Affiliated companies include associated companies and jointly controlled entities.

Proforma Combined Balance Sheet of Affiliated Companies

in HK$ million	Group's attributable interest as at 31 December 2007
Fixed Assets	4,999
Investment Properties	481
Leasehold Land	80
Jointly Controlled Entities	418
Deferred Tax Assets	4
Intangible Assets	17
Pension Assets	29
Other Non Current Assets	2,097
Net Current Assets	4,871
Total Assets Less Current Liabilities	12,996
Long Term Borrowings	(2,854)
Deferred Tax Liabilities	(163)
Loans from Shareholders	(4,423)
	5,556

Auditors

The accounts for the year have been audited by PricewaterhouseCoopers who shall retire and, being eligible, shall offer themselves for re-appointment.

Sufficiency of Public Float

Based on information that is publicly available to the Company and within the knowledge of the directors, the directors confirm that the Company has maintained the amount of public float as required under the Listing Rules during the year ended 31 December 2007.

By Order of the Board,
Larry Yung Chi Kin *Chairman*
Hong Kong, 17 March 2008

Consolidated Profit and Loss Account

for the year ended 31 December 2007

in HK$ million	note	**2007**	2006
Turnover	3	**44,933**	47,049
Cost of Sales		**(32,409)**	(37,019)
Distribution and Selling Expenses		**(1,025)**	(995)
Other Operating Expenses		**(3,733)**	(2,845)
Change in Fair Value of Investment Properties		**1,002**	735
Profit from Consolidated Activities	4 & 5	**8,768**	6,925
Share of Results of	4		
Jointly Controlled Entities		**1,344**	1,033
Associated Companies		**2,257**	1,882
Profit before Net Finance Charges and Taxation		**12,369**	9,840
Finance Charges		**(258)**	(640)
Finance Income		**226**	159
Net Finance Charges	6	**(32)**	(481)
Profit before Taxation		**12,337**	9,359
Taxation	7	**(770)**	(644)
Profit for the Year		**11,567**	8,715
Attributable to:			
Shareholders of the Company	8	**10,843**	8,272
Minority Interests		**724**	443
		11,567	8,715
Dividends	9	**(3,097)**	(3,731)
Earnings per Share for Profit attributable to Shareholders of the Company during the year (HK$)	10		
Basic		**4.91**	3.77
Diluted		**4.90**	3.77

Consolidated Balance Sheet

as at 31 December 2007

in HK$ million	note	**2007**	2006
Non-Current Assets			
Fixed Assets	13		
Property, plant and equipment		**13,158**	10,593
Investment properties		**10,895**	9,604
Properties under development		**4,288**	2,712
Leasehold land		**1,641**	1,712
		29,982	24,621
Jointly controlled entities	15	**17,446**	14,922
Associated companies	16	**17,941**	16,416
Other financial assets	17	**7,502**	2,819
Intangible assets	18	**4,105**	2,986
Deferred tax assets	30	**100**	103
Derivative financial instruments	29	**150**	117
Non-current deposits	19	**5,723**	–
		82,949	61,984
Current Assets			
Properties held for sale	13	**440**	705
Assets held for sale	20	**1,127**	–
Inventories	21	**5,982**	3,920
Debtors, accounts receivable, deposits and prepayments	22	**8,292**	6,377
Cash and bank deposits		**8,045**	3,679
		23,886	14,681
Current Liabilities			
Bank loans, other loans and overdrafts			
secured	26	**328**	285
unsecured	26	**3,326**	1,404
Creditors, accounts payable, deposits and accruals	23	**10,727**	8,035
Liabilities held for sale		**2**	–
Provision for taxation		**590**	319
		14,973	10,043
Net Current Assets		**8,913**	4,638
Total Assets Less Current Liabilities		**91,862**	66,622
Non-Current Liabilities			
Long term borrowings	26	**25,000**	16,604
Deferred tax liabilities	30	**2,094**	1,954
Derivative financial instruments	29	**69**	55
		27,163	18,613
Net Assets	4	**64,699**	48,009
EQUITY			
Share capital	24	**885**	878
Reserves	25	**57,138**	43,217
Proposed dividend		**1,770**	2,415
Equity attributable to Shareholders of the Company		**59,793**	46,510
Minority Interests		**4,906**	1,499
Total Equity		**64,699**	48,009

Larry Yung Chi Kin
Director

Henry Fan Hung Ling
Director

Balance Sheet

as at 31 December 2007

in HK$ million	note	**2007**	2006
Non-Current Assets			
Fixed Assets			
Property, plant and equipment	13	**19**	24
Subsidiary companies	14	**50,600**	42,134
Jointly controlled entities	15	**4,016**	2,445
Associated companies	16	**5,632**	5,626
Derivative financial instruments	29	**112**	101
		60,379	50,330
Current Assets			
Debtors, accounts receivable, deposits and prepayments	22	**304**	259
Cash and bank deposits		**297**	30
		601	289
Current Liabilities			
Bank loans, other loans and overdrafts			
unsecured	26	**1,686**	27
Creditors, accounts payable, deposits and accruals	23	**210**	99
Provision for taxation		**13**	13
		1,909	139
Net Current (Liabilities) / Assets		**(1,308)**	150
Total Assets Less Current Liabilities		**59,071**	50,480
Non-Current Liabilities			
Long term borrowings	26	**15,799**	9,572
Derivative financial instruments	29	**55**	55
		15,854	9,627
Net Assets		**43,217**	40,853
EQUITY			
Share capital	24	**885**	878
Reserves	25	**40,562**	37,560
Proposed dividend		**1,770**	2,415
Equity attributable to Shareholders of the Company		**43,217**	40,853

Larry Yung Chi Kin
Director

Henry Fan Hung Ling
Director

Consolidated Cash Flow Statement

for the year ended 31 December 2007

in HK$ million	2007	2006
Cash Flows from Consolidated Activities		
Profit from Consolidated Activities after Net Finance Charges	**8,736**	6,444
Net interest expense	**79**	431
Income from other financial assets	**(86)**	(11)
Depreciation	**1,122**	1,034
Amortisation of leasehold land	**45**	47
Impairment losses on financial assets	**99**	105
Impairment losses on property, plant and equipment	**103**	120
Impairment losses on properties under development	**353**	–
Impairment losses on goodwill	**-**	25
Impairment losses on jointly controlled entities and associated companies	**282**	152
Impairment losses on loan to an associated company	**–**	8
Expected losses on construction contracts	**8**	23
Share-based payment	**184**	62
Loss / (profit) on disposal of property, plant and equipment	**271**	(17)
Change in fair value of investment properties	**(1,002)**	(735)
Fair value gain on financial instruments	**(55)**	(8)
Profit on disposal of subsidiary companies and associated companies	**(4,595)**	(3,507)
Profit on disposal of other financial assets	**–**	(3)
Profit on disposal of jointly controlled entities	**(1)**	–
Operating Profit before Working Capital Changes	**5,543**	4,170
Increase in inventories	**(1,904)**	(364)
(Increase) / decrease in debtors, accounts receivable, deposits and prepayments	**(1,666)**	38
Increase in creditors, accounts payable, deposits and accruals	**2,872**	413
Effect of foreign exchange rates	**(42)**	45
Cash Generated from Consolidated Activities	**4,803**	4,302
Interest received	**230**	152
Interest paid	**(1,027)**	(903)
Income taxes paid	**(459)**	(315)
Net cash from consolidated activities	**3,547**	3,236

in HK$ million	2007	2006
Cash Flows from Investing Activities		
Purchase of subsidiary companies (net of cash and cash equivalents acquired) (note a)	**-**	(1,721)
Purchase of additional interests in subsidiary companies	**(165)**	(290)
Purchase of property under development	**(1,460)**	(971)
Purchase of property, plant and equipment	**(3,604)**	(2,077)
Increase in leasehold land	**(331)**	-
Purchase of intangible assets	**(886)**	(214)
Investment in jointly controlled entities	**(2,093)**	(3,579)
Investment in associated companies	**(27)**	(7)
Increase in other financial assets	**(1,409)**	(998)
Increase in non-current deposits	**(5,707)**	-
Proceeds on disposal of property, plant and equipment	**125**	406
Proceeds on disposal of other financial assets	**4**	43
Proceeds on disposal of interests in associated companies	**-**	5,151
Disposal of subsidiary companies (net of cash and cash equivalents disposed) (note b)	**55**	7,119
Gross proceeds from spin-off of subsidiary companies	**6,083**	-
Issue of subsidiaries shares	**665**	-
Decrease in loans to jointly controlled entities	**726**	112
Decrease in loans to associated companies	**231**	190
Dividend income from associated companies	**805**	942
Dividend income from jointly controlled entities	**868**	108
Income received from other financial assets	**86**	11
Net Cash (used in) / from Investing Activities	**(6,034)**	4,225
Cash Flows from Financing Activities		
Issue of shares pursuant to the Plan	**430**	87
Repurchase of shares	**(110)**	(35)
New borrowings	**14,992**	6,592
Repayment of loans	**(4,966)**	(9,741)
Increase / (decrease) in minority interests	**23**	(227)
Dividends paid	**(3,756)**	(3,072)
Net cash from / (used in) Financing Activities	**6,613**	(6,396)
Net Increase in Cash and Cash Equivalents	**4,126**	1,065
Cash and Cash Equivalents at 1 January	**3,634**	2,524
Effect of Foreign Exchange Rate Changes	**257**	45
Cash and Cash Equivalents at 31 December	**8,017**	3,634
Analysis of the Balances of Cash and Cash Equivalents		
Cash and bank deposits	**8,045**	3,679
Bank overdrafts (note c)	**(28)**	(45)
	8,017	3,634

Notes to Consolidated Cash Flow Statement

a Purchase of Subsidiary Companies

In 2006, the Group's main acquisition was a 100% interest in Sino Iron Pty Ltd. ('Sino'). The fair value of Sino's net assets at date of acquisition in July 2006 was HK$1,170 million.

The acquired business contributed aggregate revenues of HK$1,126 million and aggregate net loss of HK$3 million since acquisition. The aggregate revenue and net loss of the acquired companies as though the acquisition for the business combinations effected during the year had been at the beginning of that year are HK$1,475 million and HK$4 million respectively.

Details of net assets acquired and goodwill are as follows:

in HK$ million	2006
Purchase consideration	
Cash paid	1,815
Amount due to a jointly controlled entity	(23)
Total purchase consideration	1,792
Fair value of net assets acquired	(1,273)
Goodwill	519

The goodwill is attributable to the development potential of business acquired.

a Purchase of Subsidiary Companies *continued*

in HK$ million	2006
Net Assets Acquired	
Property, plant and equipment	140
Intangible assets	1,737
Inventories	87
Debtors, accounts receivable, deposits and prepayments	102
Cash and bank deposits	94
Assets	2,160
Bank loans	(94)
Creditors, accounts payable, deposits and accruals	(273)
Minority interests	(13)
Deferred tax liabilities	(507)
Liabilities	(887)
	1,273
Less: Interest in a jointly controlled entity	(9)
Goodwill	519
	1,783
Satisfied by	
Cash	1,815
Amount due to a Jointly Controlled Entity	(32)
	1,783

Analysis of the net outflow of cash and cash equivalents in respect of the purchase of subsidiary companies

in HK$ million	2006
Cash consideration	1,815
Cash and bank deposits acquired	(94)
	1,721

b Disposal of Subsidiary Companies

in HK$ million	2007	2006
Net Assets Disposed		
Leasehold land	–	164
Property, plant and equipment	65	13
Properties under development	–	819
Intangible assets	48	–
Associated companies	1	4,862
Inventory	1	–
Debtors, accounts receivable, deposits and prepayments	34	5
Cash and bank deposits	53	–
Creditors, accounts payable, deposits and accruals	(326)	(34)
Minority interests	(6)	(3)
Goodwill	–	22
	(130)	5,848
Profit on disposal	43	1,271
Release of reserve	64	–
	(23)	7,119
Satisfied by		
Cash	108	7,119
Accounts Payable	(131)	–
	(23)	7,119

Analysis of the net inflow of cash and cash equivalents in respect of the disposal of subsidiary companies

in HK$ million	2007	2006
Cash consideration	108	7,119
Cash and bank deposits disposed of	(53)	–
	55	7,119

c Reconciliation of the Balance of Cash and Cash Equivalents in Respect of Bank Loans, Other Loans and Overdrafts

in HK$ million	2007	2006
Bank loans, other loans and overdrafts	3,654	1,689
Bank loans and other loans	(3,626)	(1,644)
Bank overdrafts	28	45

Consolidated Statement of Changes in Equity

for the year ended 31 December 2007

in HK$ million	note	2007	2006
At 1 January		**48,009**	41,196
Share of Reserves of Associated Companies			
Fair value gain on other financial assets		**28**	183
Loss on cash flow hedge of financial instruments		**(5)**	(129)
Capital reserve		**30**	–
Retained profits		**–**	106
Reserves released on disposal of associated companies		**6**	(72)
Exchange fluctuation reserve		**24**	–
Share of Reserves of Jointly Controlled Entities			
Fair value gain on other financial assets		**9**	–
Gain / (loss) on cash flow hedge of financial instruments		**3**	(1)
General reserve		**1**	1
Exchange fluctuation reserve		**46**	–
Capital reserve		**6**	17
Fair Value Gain on Other Financial Assets		**3,292**	1,064
Exchange Translation Differences		**2,168**	870
Transfer to Profit And Loss Account on Impairment of Other Financial Assets		**77**	103
Gain / (Loss) on Cash Flow Hedge of Financial Instruments		**57**	(50)
Disposal of Interest in Subsidiaries Companies		**(46)**	–
Net Gains Not Recognised in the Consolidated Profit and Loss Account		**5,696**	2,092
Profit for the year			
Attributable to shareholders of the Company		**10,843**	8,272
Minority interest		**724**	443
Dividends to Shareholders of the Company	9	**(3,756)**	(3,071)
Share Repurchase			
Par value		**(1)**	(1)
Premium paid		**(109)**	(35)
Share-based Payment		**179**	62
Minority Interests		**2,683**	(1,037)
Share Options Exercised			
Premium received		**423**	86
Share capital issued		**8**	2
At 31 December		**64,699**	48,009
Representing			
At 31 December after Proposed Final and Special Dividend		**62,929**	45,594
Proposed Final and Special Dividend	9	**1,770**	2,415
		64,699	48,009

Notes to the Accounts

1 Significant Accounting Policies

The principal accounting policies applied in the preparation of these accounts are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

a Basis of Preparation

The accounts have been prepared in accordance with Hong Kong Financial Reporting Standards ('HKFRS'), and under the historical cost convention, except as disclosed in the accounting policies below.

In 2007, the Group adopted certain new or revised standards and amendments of HKFRSs which were issued and became effective during the year ended 31 December 2007, and among which the following will have disclosure impacts in the accounts.

- HKFRS 7 'Financial Instrument: Disclosures'; and
- Amendment to HKAS 1 'Presentation of Financial Statements – Capital Disclosures'

The adoption of these accounting standards or amendments does not result in substantial changes to the Group's accounting policies and has no significant effect on the results reported for the year ended 31 December 2007.

The Group has not early adopted the amendments, new standards and interpretations issued by the Hong Kong Institute of Certified Public Accountants ('HKICPA') that are not yet effective for the year ended 31 December 2007, and is in the process of assessing their impact on future accounting periods.

b Basis of Consolidation

The consolidated accounts incorporate the accounts of the Company and all its subsidiary companies made up to the balance sheet date. The results of subsidiary companies acquired or disposed of during the year are included as from the effective dates of acquisition or up to the effective dates of disposal respectively.

c Goodwill

Positive goodwill arising on acquisition of subsidiary companies, jointly controlled entities and associated companies represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets, liabilities and contingent liabilities acquired.

Negative goodwill arising on acquisition of subsidiary companies, jointly controlled entities and associated companies represents the excess of the Group's share of the fair value of the identifiable assets, liabilities and contingent liabilities acquired over the cost of the acquisition.

Positive goodwill will be stated in the consolidated balance sheet as a separate asset or included within jointly controlled entities and associated companies at cost less accumulated impairment losses and subject to impairment testing at least annually. Negative goodwill is recognised in profit and loss immediately on acquisition.

1 Significant Accounting Policies *continued*

d Subsidiary Companies

A subsidiary company is a company which is controlled by the Company through direct or indirect interest. Control represents the power to govern the financial and operating policies of that company.

Investments in subsidiary companies are carried in the Company's balance sheet at cost less any impairment losses. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

e Jointly Controlled Entities

A jointly controlled entity is a joint venture in which the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group's share of the results of the jointly controlled entities for the year adjusted by impairment losses, if any. The consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities and goodwill on acquisition.

In the Company's balance sheet the investments in jointly controlled entities are stated at cost less any impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

f Associated Companies

Associated companies are companies, other than subsidiary companies and jointly controlled entities, in which the Group holds not more than 50 per cent of their equity share capital for the long term and can exercise significant influence in their management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year adjusted by impairment losses, if any. The consolidated balance sheet includes the Group's share of net assets of the associated companies, after attributing fair values to the net assets at the date of acquisition.

In the Company's balance sheet the investments in associated companies are stated at cost less impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

g Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses.

Freehold land is not amortised.

Depreciation of the vehicular tunnel was provided with reference to projected usage of the tunnel as compared to the actual tunnel usage.

Property, plant and equipment are depreciated at rates sufficient to write off their cost, less impairment losses, if any, over their estimated useful lives on a straight line basis at the following annual rates:

- Buildings: 2% – 4% or the remaining lease period of the land
- Plant and machinery: 9% – 20%
- Other property, plant and equipment, comprising telecommunications equipment, traffic equipment, cargo lighters, computer installations, motor vehicles, furniture, fixtures and equipment: 10% – 25%

The assets' useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

1 Significant Accounting Policies *continued*

h Investment Properties

Investment properties are interests in land and / or buildings in respect of which construction work and development have been completed and which are held for their investment potential, these include land held for a currently undetermined future use.

Investment properties are stated in the balance sheet at fair value and reviewed annually. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognised in profit or loss account.

i Properties under Development

Properties under development consist of investments in land for development and buildings under construction and development pending any positive intention either to retain them for investment purposes or to sell them for proceeds. Investments in leasehold land are amortised over the lease term of the land, and are stated at cost less accumulated amortisation and any accumulated impairment losses. Such amortisation cost will be capitalised as the cost of buildings during the construction period. The investments in buildings under construction and development are stated at cost less any accumulated impairment losses.

j Capitalisation of Development Costs

Property development expenditure, inclusive of interest and professional fees, is capitalised as cost of development.

Borrowing costs incurred on assets under development that take a substantial period of time to get ready for their intended use or sale are capitalised into the carrying value of the assets under development.

The capitalisation rate applied to funds borrowed for the development of the assets is based on the attributable cost of funds to the Group.

All other borrowing costs are charged to the profit and loss account in the period in which they are incurred.

k Properties Held for Sale

Properties held for sale consisting of leasehold land and building cost are classified under current assets and stated at the lower of cost and net realisable value. Leasehold land is stated at cost less accumulated amortisation and any impairment loss. Building costs are stated at cost less any impairment loss.

l Leasehold Land

Leasehold land comprise land held under operating lease arrangements and are amortised on a straight-line basis over the lease terms.

m Intangible Assets

Intangible assets comprise goodwill and expenditure on mining assets. The accounting policy for goodwill is outlined in accounting policy 1(c) on page 85.

Expenditure on mining assets which gives rise to future economic benefits is capitalised as part of intangible assets and is amortised in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use.

n Trade and Other Receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flow, discounted at the effective interest rate. The amount of the provision is recognised in the profit and loss account.

o Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

p Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the profit and loss account over the period of the borrowings using the effective interest method.

q Segment Reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

r Revenue Recognition

i) Motor vehicles

Revenue arising from the sale of motor vehicles is recognised when the registration document is issued or on delivery of motor vehicles, whichever is earlier, which are taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership. Revenue excludes any government taxes and is after deduction of any trade discounts.

ii) Sales of properties under development and properties held for sale

Revenue from sales of properties under development is only recognised when the significant risks and rewards of ownership have been transferred to the buyer. The Group considers that the significant risks and rewards of ownership are transferred when the buildings contracted for sales are completed and the relevant permits essential for the delivery of the properties have been issued by the authorities.

Income from properties held for sale is recognised at the date when sale agreement is signed.

1 Significant Accounting Policies *continued*

r Revenue Recognition *continued*

iii) Sales of goods

Revenue arising from the sale of goods is recognised on the delivery of goods to customers. Revenue is determined after deduction of any trade discounts.

iv) Income from co-operative joint venture

Other income or dividend from co-operative joint venture is recognised when the right to receive is established.

Income from disposal of co-operative joint venture is recognised at the date when sale agreement is signed.

v) Rendering of services

Commission income and revenue arising from the rendering of repairing services are recognised when the goods concerned are sold to customers and when the relevant work is completed respectively.

vi) Revenue from the provision of telecommunications services is recognised upon delivery of the services.

vii) Rental income

Rental income is recognised on a straight-line basis over the period of the relevant leases.

viii) Dividend income

Dividend income is recognised when the right to receive the dividend is established.

Dividends proposed or declared after their balance sheet date by companies in which the Group has an investment are not recognised as revenue at the balance sheet date but on the date when the right to receive is established.

s Financial Instruments

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

i) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in debtors, accounts receivable, deposits and prepayments in the notes to the accounts.

1 Significant Accounting Policies *continued*

s Financial Instruments *continued*

iii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are recognised on the trade-date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs and are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Available-for-sale investments are carried at fair value or cost less impairment loss if their fair value cannot be reliably measured. Gains and losses arising from changes in fair value are recognised in investment revaluation reserve. On the disposal of the investment or when an investment is determined to be impaired, the cumulative gain or loss previously recognised in investment revaluation reserve will be transferred to the profit and loss account.

iv) Derivative financial instruments

Derivatives are stated at fair value. The gain or loss on changes in fair value is recognised generally in the profit and loss account unless the derivative qualifies for hedge accounting. Where a derivative qualifies for hedge accounting and is designated as a cash flow hedge, the effective part and the ineffective part of any unrealised gain or loss on the instrument is recognised directly in hedging reserve and in the profit and loss account respectively. The cumulative gain or loss associated with the effective part of the cash flow hedge recorded in hedging reserve will be recognised in the profit and loss account in the same period or periods during which the gain or loss arising from the hedged transaction is recognised in the profit and loss account.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 29. Movements on the hedging reserve in shareholders' equity are shown in Note 25. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedge item is more than 12 months.

t Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals payable and receivable under operating leases are accounted for on a straight line basis over the respective periods of the leases.

u Impairment of Assets

The Group reviews the carrying amounts of assets including goodwill for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognised in the profit and loss account is measured by the amount by which the carrying amount of the assets exceeds the recoverable amount.

v Inventories

Inventories comprising mainly motor vehicles, spare parts, electrical appliances, food, trading items and steels are valued at the lower of cost and net realisable value. Cost represents the actual cost of purchase or production and is calculated on the first-in first-out, specific identification or weighted average basis as appropriate. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

1 Significant Accounting Policies *continued*

w Foreign Currencies

The consolidated financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

Transactions in foreign currencies are translated into Hong Kong dollars at the rates ruling at the transaction dates.

Assets and liabilities of subsidiary companies, jointly controlled entities and associated companies, together with all other monetary assets and liabilities expressed in foreign currencies, are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. Results in foreign currencies are translated at the average rates of exchange ruling during the year.

Exchange differences arising from the retranslation of the net investment in foreign entities, and of financial instruments which are designated as hedges of such investment, are taken directly to exchange reserve. On the disposal of these investments, such exchange differences are recognised in the consolidated profit and loss account as part of the profit or loss on disposal. All other exchange differences are dealt with in the consolidated profit and loss account.

Goodwill and fair value adjustments arising on acquisition of a foreign entity after 1 January 2005 are treated as assets and liabilities of the foreign entity and translated at the rate of exchange ruling at the balance sheet date, such differences are taken directly to exchange reserve.

x Deferred Taxation

A balance sheet liability method is adopted whereby deferred tax is recognised in respect of temporary differences between the tax bases of assets and liabilities and their carrying amounts. Provision for withholding tax that will arise on the remittance of retained earnings is only made where there is a current intention to remit such earnings. Deferred tax assets are recognised to the extent that the future utilisation is probable.

Deferred tax arising from revaluation of the investment properties is recognised on the basis that the recovery of the carrying amount of the properties would be through use and calculated at the applicable profits tax rate.

y Share-based Payment

The Group operates a share option scheme. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense over the vesting period with a corresponding increase in capital reserve. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. At each balance sheet date, the Group revises its estimates of the number of options that are expected to become exercisable and recognises the impact of the revision, if any, in the consolidated profit and loss account.

2 Critical Accounting Estimates and Judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

i) Investment properties

The fair values of investment properties are determined annually by independent qualified valuers on open market value in existing use basis calculated on the net income allowing for reversionary potential.

In making the judgement, considerations have been given to assumptions that are mainly based on market conditions existing at the balance sheet date and appropriate capitalisation rates.

ii) Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 1(u). For the purposes of impairment testing goodwill acquired has been allocated to individual cash-generated units which are reviewed for impairment based on forecast operating performance and cash flows. The recoverable amount of an asset or a cash-generating unit has been determined based on value-in-use calculations. Cash flow projections are prepared on the basis of reasonable assumptions reflective of prevailing and future market conditions, and are discounted appropriately.

iii) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Recognition of deferred tax assets, which principally related to tax losses, depends on the management's expectation of future taxable profit that will be available against which the tax losses can be utilised. The outcome of their actual utilisation may be different.

3 Turnover

The principal activity of the Company is holding its subsidiary companies and the principal activities of its principal subsidiary companies are set out in Note 35 to the accounts.

Turnover of the Group comprises the total invoiced value of goods supplied net of government taxes where applicable, and services rendered to customers, fees from provision of telecommunication services, gross proceeds from sale of investments and properties, amounts received and receivable in respect of dividends in respect of investments, income from co-operative joint ventures, toll income, gross property rental and godown and cold storage income, analysed as follows:

	Group	
in HK$ million	**2007**	2006
Sales of goods	**33,957**	27,613
Services rendered to customers	**2,635**	2,214
Gross proceeds from aviation restructuring	**-**	7,731
Gross proceeds from spin-off of subsidiary companies	**6,083**	-
Properties sales and rental income	**1,362**	8,320
Toll income	**708**	679
Others	**188**	492
	44,933	47,049

4 Segment Information

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

a Turnover and Segment Profit

An analysis of the Group's turnover and profit from consolidated activities and share of results of jointly controlled entities and associated companies by business are as follows:

in HK$ million	turnover 2007	turnover 2006	profit from consolidated activities 2007	profit from consolidated activities 2006	share of results of jointly controlled entities 2007	share of results of jointly controlled entities 2006	share of results of associated companies 2007	share of results of associated companies 2006	group total 2007	group total 2006	segment allocations 2007	segment allocations 2006	segment profit 2007	segment profit 2006
Special Steel	**18,501**	15,278	**2,418**	1,809	**426**	119	**-**	-	**2,844**	1,928	**-**	-	**2,844**	1,928
Property (Note)	**1,321**	8,320	**405**	1,942	**(16)**	-	**335**	276	**724**	2,218	**97**	84	**821**	2,302
Infrastructure	**1,221**	8,817	**265**	2,430	**673**	760	**1,553**	1,190	**2,491**	4,380	**-**	-	**2,491**	4,380
Listed Subsidiary Companies														
CITIC 1616	**3,625**	1,364	**2,174**	234	**-**	-	**-**	-	**2,174**	234	**-**	-	**2,174**	234
Dah Chong Hong	**20,119**	13,222	**3,270**	437	**53**	35	**2**	(1)	**3,325**	471	**(97)**	(84)	**3,228**	387
Others	**146**	48	**(126)**	(93)	**208**	119	**(45)**	(22)	**37**	4	**-**	-	**37**	4
Change in Fair Value of Investment Properties	**-**	-	**1,002**	735	**-**	-	**412**	439	**1,414**	1,174	**-**	-	**1,414**	1,174
Less: General and Administration Expenses	**-**	-	**(640)**	(569)	**-**	-	**-**	-	**(640)**	(569)	**-**	-	**(640)**	(569)
	44,933	47,049	**8,768**	6,925	**1,344**	1,033	**2,257**	1,882	**12,369**	9,840	**-**	-	**12,369**	9,840
Net finance charges													**(32)**	(481)
Taxation													**(770)**	(644)
Profit for the year													**11,567**	8,715

Note:
The presentation of segment turnover is same as turnover with an exception of segment allocations attributable to the property segment as disclosed above.

An analysis of the Group's turnover by geographical area is as follows:

in HK$ million	Group 2007	Group 2006
Hong Kong	**15,126**	23,106
Mainland China	**27,592**	22,278
Overseas	**2,215**	1,665
	44,933	47,049

4 Segment Information *continued*

b Assets and Liabilities

An analysis of the Group's segment assets and liabilities by business segment is as follows:

in HK$ million	segment assets 2007	segment assets 2006	investments in jointly controlled entities 2007	investments in jointly controlled entities 2006	investments in associated companies 2007	investments in associated companies 2006	segment liabilities 2007	segment liabilities 2006	total 2007	total 2006
Special Steel	**17,237**	12,835	**4,252**	3,158	**-**	-	**(5,381)**	(3,831)	**16,108**	12,162
Iron Ore Mining	**10,287**	2,390	**-**	-	**-**	-	**(702)**	(60)	**9,585**	2,330
Property	**18,696**	14,925	**4,324**	2,347	**5,058**	4,676	**(1,507)**	(1,109)	**26,571**	20,839
Infrastructure	**1,780**	1,979	**6,955**	7,744	**12,772**	11,620	**(70)**	(227)	**21,437**	21,116
Listed Subsidiary Companies										
CITIC 1616	**1,047**	776	**-**	-	**-**	-	**(472)**	(373)	**575**	403
Dah Chong Hong	**6,528**	5,508	**165**	160	**138**	112	**(2,185)**	(1,649)	**4,646**	4,131
Others	**7,109**	2,586	**1,750**	1,513	**(27)**	8	**(176)**	-	**8,656**	4,107
Segment assets / (liabilities)	**62,684**	40,999	**17,446**	14,922	**17,941**	16,416	**(10,493)**	(7,249)	**87,578**	65,088
Corporate	**8,664**	4,225	**-**	-	**-**	-	**(28,959)**	(19,134)	**(20,295)**	(14,909)
Provision for taxation									**(590)**	(319)
Net deferred tax liabilities									**(1,994)**	(1,851)
									64,699	48,009

An analysis of the Group's segment assets by geographical area is as follows:

in HK$ million	Group 2007	Group 2006
Hong Kong	**18,707**	13,342
Mainland China	**32,499**	24,240
Overseas – Australia	**10,287**	2,390
– Others	**1,191**	1,027
	62,684	40,999

5 Profit from Consolidated Activities

in HK$ million	Group 2007	2006
The profit from consolidated activities is arrived at after crediting		
Dividend income from other financial assets	**86**	9
Rental income from		
investment properties		
Gross income	**586**	515
Less: Direct outgoings	**(80)**	(77)
	506	438
other operating leases	**133**	133
Profit on disposal of subsidiary companies and associated companies	**4,595**	3,507

in HK$ million	Group 2007	2006
And after charging		
Cost of sales		
Operating activities	**30,878**	25,638
Disposal of subsidiary companies and associated companies	**1,531**	11,381
	32,409	37,019
Cost of inventories	**29,029**	23,458
The following expenses are included in cost of sales, distribution and selling expenses and other operating expenses:		
Staff costs	**2,410**	1,868
Depreciation of property, plant and equipment	**1,122**	1,034
Amortisation of leasehold land	**45**	47
Other operating expenses	**3,733**	2,845
Auditors' remuneration	**26**	18
Contributions to staff retirement schemes	**107**	99
Impairment losses on other financial assets (Note)	**99**	105
Impairment losses on property, plant and equipment (Note)	**103**	120
Impairment losses on property under development (Note)	**353**	–
Impairment losses on jointly controlled entities and associates (Note)	**282**	152
Management fee payable to CITIC Hong Kong (Holdings) Limited ('CITIC HK'), a substantial shareholder of the Company	**2**	2
Operating lease rentals		
land and buildings	**205**	136

Note:
Impairment losses represents to special steel of HK$71 million (2006: HK$88 million), property of HK$353 million (2006: HK$Nil), infrastructure of HK$268 million (2006: HK$186 million) and others of HK$145 million (2006: HK$103 million).

The Group's total future minimum lease payments receivable under non-cancellable operating leases are as follows:

in HK$ million	Group 2007	2006
Within 1 year	**564**	428
After 1 year but within 5 years	**633**	353
After 5 years	**169**	17
	1,366	798

6 Net Finance Charges

in HK$ million	Group 2007	Group 2006
Finance charges		
Interest expense		
Bank loans and overdrafts wholly repayable within five years	**526**	520
Bank loans not wholly repayable within five years	**237**	35
Other loans wholly repayable within five years	**201**	338
Other loans not wholly repayable within five years	**21**	20
	985	913
Amount capitalised	**(680)**	(323)
	305	590
Exchange gain	**(31)**	(5)
Other finance charges	**39**	63
Fair value gains on financial instruments	**(55)**	(8)
	258	640
Finance income		
Interest income	**(226)**	(159)
	32	481

7 Taxation

Hong Kong profits tax has been calculated at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the year. Overseas taxation has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

in HK$ million	Group 2007	Group 2006
Current income tax		
Hong Kong profits tax	**308**	188
Overseas taxation	**450**	309
Deferred taxation (Note 30)		
Change in fair value of investment properties	**173**	123
Origination and reversal of other temporary difference	**19**	24
Effect on tax rate change	**(180)**	–
	770	644

7 Taxation *continued*

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	Group	
in HK$ million	**2007**	2006
Profit before taxation	**12,337**	9,359
Less: share of results of		
jointly controlled entities	**(1,344)**	(1,033)
associated companies	**(2,257)**	(1,882)
	8,736	6,444
Calculated at taxation rate of 17.5% (2006: 17.5%)	**1,529**	1,128
Effect of different taxation rates in other countries	**84**	119
Income and expenses not subject to taxation	**(761)**	(550)
Utilisation of unrecognised tax losses this year and net of tax losses not recognised	**8**	(42)
Over provision in prior years	**(6)**	(26)
Effect of tax rate change	**(180)**	–
Others	**96**	15
Taxation charge	**770**	644

8 Profit Attributable to Shareholders of the Company

The Group's profit attributable to shareholders of the Company is dealt with in the accounts of the Company to the extent of HK$5,713 million (2006: HK$7,965 million).

9 Dividends

in HK$ million	**2007**	2006
2006 Final dividend paid: HK$0.80 (2005 HK$0.80) per share	**1,767**	1,755
2006 Special dividend paid: HK$0.30 (2005: HK$Nil) per share	**662**	–
	2,429	1,755
Interim		
2007 Interim dividend paid: HK$0.40 (2006: HK$0.30) per share	**885**	658
2007 Special dividend paid: HK$0.20 (2006: HK$0.30) per share	**442**	658
Final		
2007 Final dividend proposed: HK$0.80 (2006: HK$0.80) per share	**1,770**	1,756
2007 Special dividend proposed: HK$Nil (2006: HK$0.30) per share	**–**	659
	3,097	3,731
Dividend per share (HK$)	**1.40**	1.70

10 Earnings per Share

The calculation of earnings per share is based on profit attributable to shareholders of HK$10,843 million (2006: HK$8,272 million).

The basic earnings per share is based on the weighted average number of 2,207,542,455 shares in issue during the year (2006: 2,193,921,689 shares in issue). The diluted earnings per share is based on 2,213,084,305 shares (2006: 2,198,341,170 shares) which is the weighted average number of shares in issue during the year plus the weighted average number of 5,541,850 shares (2006: 4,419,481 shares) deemed to be issued at no consideration if all outstanding options had been exercised.

11 Directors' Emoluments

The remuneration of every Director for the year ended 31 December 2007 is set out below:

in HK$ million name of director	fees	salaries, allowances and benefits in kind	discretionary bonuses	retirement benefits	share-based payment	**2007 total**	2006 total
Larry Yung Chi Kin*	0.15	3.21	48.00	0.01	15.62	**66.99**	51.21
Henry Fan Hung Ling*	0.15	3.01	41.00	0.01	12.50	**56.67**	43.43
Peter Lee Chung Hing*	0.15	1.75	33.00	0.08	9.37	**44.35**	33.62
Carl Yung Ming Jie*	0.15	1.12	9.00	0.05	6.25	**16.57**	8.38
Leslie Chang Li Hsien*	0.15	1.54	15.00	0.07	6.25	**23.01**	14.73
Vernon Francis Moore*	0.15	2.08	5.00	0.01	4.69	**11.93**	9.90
Li Shilin*	0.15	0.49	1.00	–	3.91	**5.55**	1.64
Liu Jifu*	0.15	0.58	7.00	0.01	5.47	**13.21**	10.51
Chau Chi Yin*	0.15	1.49	9.00	0.07	6.25	**16.96**	10.37
Milton Law Ming To*	0.15	1.43	9.00	0.06	6.25	**16.89**	10.28
Wang Ande*	0.15	1.03	9.00	–	6.25	**16.43**	5.47
Chang Zhenming	0.15	–	–	–	3.91	**4.06**	1.06
Willie Chang	0.30	–	–	–	–	**0.30**	0.30
Hamilton Ho Hau Hay	0.15	–	–	–	–	**0.15**	0.15
Alexander Reid Hamilton	0.30	–	–	–	–	**0.30**	0.30
Hansen Loh Chung Hon	0.25	–	–	–	–	**0.25**	0.25
Norman Ho Hau Chong	0.20	–	–	–	–	**0.20**	0.20
André Desmarais	0.15	–	–	–	–	**0.15**	0.15
Norman Yuen Kee Tong	–	0.10	–	–	–	**0.10**	11.56
Yao Jinrong	–	–	–	–	–	**–**	0.20
	3.15	17.83	186.00	0.37	86.72	**294.07**	213.71

The five highest paid individuals of the Group during the year were also directors and their emoluments are reflected in the analysis presented above.

During the year, 18,500,000 share options were granted (2006: 10,200,000 share options) to directors of the Company under the CITIC Pacific Share Incentive Plan 2000.

Mr Norman Yuen Kee Tong resigned during the year.

The executive directors marked '*' of the above being considered as key management personnel of the Group.

12 Retirement Benefits

With the consent of the majority of its members, the Group ceased making contributions to The CITIC Group Retirement Plan ('ORSO Plan'), one of its principal retirement schemes in Hong Kong, with effect from 1 August 2003. The ORSO Plan will be operated as a closed fund and continue to be managed by an independent trustee according to the provisions of the Trust Deed and Rules.

All ORSO Plan members were enrolled onto the CITIC Group Mandatory Provident Fund Scheme ('MPF Scheme'), with a choice of either the Fidelity Retirement Master Trust or the Hang Seng Mandatory Provident Fund – SuperTrust Plus. Contributions to the MPF Scheme as well as forfeited amounts derived from the employer voluntary contributions are administered in accordance with the terms and provisions of the master trusts.

Assets of the ORSO Plan and the MPF Scheme are held separately in funds under the custody of the respective trustees.

Retirement benefits for employees in mainland China and other locations are based primarily on local mandatory requirements.

13 Fixed Assets

a Group

in HK$ million	property, plant and equipment: self-used properties	vehicular tunnel	plant and machinery	others (Note iii)	sub-total	investment properties	properties under development	leasehold land	total
Cost or valuation									
At 1 January 2006	3,166	2,000	5,279	3,917	14,362	8,645	1,876	1,858	26,741
Exchange adjustments	81	–	219	68	368	109	37	27	541
Additions									
through acquisition of subsidiary companies	79	–	9	67	155	–	–	50	205
others	323	–	586	774	1,683	18	1,849	61	3,611
Capitalised leasehold land amortisation	–	–	–	–	–	–	21	–	21
Disposals									
through disposal of subsidiary companies	–	–	–	–	–	–	(165)	–	(165)
others	(125)	–	(289)	(216)	(630)	(18)	(313)	–	(961)
Change in fair value of investment properties	–	–	–	–	–	735	–	–	735
Transfer to properties held for sales / inventories	–	–	–	(6)	(6)	–	(442)	–	(448)
Transfer upon completion	736	–	818	(1,554)	–	115	(110)	(5)	–
At 31 December 2006	4,260	2,000	6,622	3,050	15,932	9,604	2,753	1,991	30,280
Accumulated depreciation, amortisation and impairment									
At 1 January 2006	586	808	1,353	1,552	4,299	–	27	240	4,566
Exchange adjustments	22	–	86	9	117	–	1	2	120
Charge for the year	159	90	520	265	1,034	–	28	37	1,099
Acquisition of subsidiary companies	11	–	2	6	19	–	–	–	19
Written back on disposals others	(6)	–	(105)	(135)	(246)	–	(15)	–	(261)
Impairment loss	–	–	88	32	120	–	–	–	120
Transfer to other assets	–	–	–	(4)	(4)	–	–	–	(4)
Reclassification	(2)	–	2	–	–	–	–	–	–
At 31 December 2006	770	898	1,946	1,725	5,339	–	41	279	5,659
Net book value									
At 31 December 2006	3,490	1,102	4,676	1,325	10,593	9,604	2,712	1,712	24,621
Represented by									
Cost	4,260	2,000	6,622	3,050	15,932	–	2,753	1,991	20,676
Valuation	–	–	–	–	–	9,604	–	–	9,604
	4,260	2,000	6,622	3,050	15,932	9,604	2,753	1,991	30,280

13 Fixed Assets *continued*

a Group *continued*

in HK$ million	property, plant and equipment: self-used properties	vehicular tunnel	plant and machinery	others (Note iii)	sub-total	investment properties	properties under development	leasehold land	total
Cost or valuation									
At 1 January 2007	4,260	2,000	6,622	3,050	15,932	9,604	2,753	1,991	30,280
Exchange adjustments	245	–	564	69	878	385	141	70	1,474
Additions									
others	172	–	657	2,665	3,494	–	1,851	358	5,703
Capitalised leasehold land amortisation	–	–	–	–	–	–	39	–	39
Disposals									
through disposal of subsidiary companies	–	–	(15)	(231)	(246)	–	–	–	(246)
others	(29)	–	(132)	(186)	(347)	(27)	(24)	(238)	(636)
Change in fair value of investment properties	–	–	–	–	–	1,002	–	–	1,002
Transfer to assets held for sale	(37)	–	–	–	(37)	–	–	(336)	(373)
Transfer upon completion	258	–	(38)	(243)	(23)	(69)	(22)	114	–
At 31 December 2007	4,869	2,000	7,658	5,124	19,651	10,895	4,738	1,959	37,243
Accumulated depreciation, amortisation and impairment									
At 1 January 2007	770	898	1,946	1,725	5,339	–	41	279	5,659
Exchange adjustments	56	–	206	21	283	–	3	4	290
Charge for the year	170	98	564	290	1,122	–	60	42	1,224
Disposal of subsidiary companies	–	–	(7)	(116)	(123)	–	–	–	(123)
Written back on disposals									
others	(16)	–	(89)	(114)	(219)	–	(7)	–	(226)
Impairment loss	6	–	68	29	103	–	353	–	456
Transfer to other assets	(4)	–	(46)	38	(12)	–	–	(7)	(19)
Reclassification	(5)	–	5	–	–	–	–	–	–
At 31 December 2007	977	996	2,647	1,873	6,493	–	450	318	7,261
Net book value									
At 31 December 2007	3,892	1,004	5,011	3,251	13,158	10,895	4,288	1,641	29,982
Represented by									
Cost	4,869	2,000	7,658	5,124	19,651	–	4,738	1,959	26,348
Valuation	–	–	–	–	–	10,895	–	–	10,895
	4,869	2,000	7,658	5,124	19,651	10,895	4,738	1,959	37,243

Notes:

i) Interest capitalised in properties under development amounts to HK$188 million (2006: HK$81 million).

ii) As at 31 December 2007, certain of the Group's self-used properties and plant and machinery with the aggregate carrying value of HK$11 million (2006: HK$500 million) were pledged to secure banking facilities granted to a subsidiary company.

iii) Other property, plant and equipment comprise mining assets, construction in progress, traffic equipment, cargo lighters, computer installations, telecommunications equipment, motor vehicles and furniture, fixtures and equipment.

iv) The capital commitments of authorised but not contracted for and contracted but not provided for of the Group in respect of property, plant and equipment, properties under development and leasehold land amount to HK$254 million (2006: HK$17 million) and HK$21,147 million (2006: HK$3,941 million) respectively.

13 Fixed Assets *continued*

a Group *continued*

in HK$ million	Group 2007	2006
Analysis of additions by business		
Special Steel	**1,062**	1,716
Iron Ore Mining	**1,990**	8
Property	**2,161**	1,471
Infrastructure	**56**	126
Listed Subsidiary Companies		
CITIC 1616	**62**	42
Dah Chong Hong	**360**	444
Others	**12**	9
	5,703	3,816
Analysis of additions by geographical area		
Hong Kong	**837**	215
Mainland China	**2,876**	3,580
Overseas	**1,990**	21
	5,703	3,816
Analysis of depreciation and amortisation by business		
Special Steel	**702**	652
Property	**130**	91
Infrastructure	**143**	132
Listed Subsidiary Companies		
CITIC 1616	**79**	73
Dah Chong Hong	**157**	139
Others	**13**	12
	1,224	1,099

b Company

in HK$ million	motor vehicles, equipment, furniture and fixtures 2007	2006
Cost		
At 1 January	**103**	101
Additions	**7**	7
Disposals	**(4)**	(5)
At 31 December	**106**	103
Accumulated depreciation		
At 1 January	**79**	74
Charge for the year	**12**	10
Written back on disposals	**(4)**	(5)
At 31 December	**87**	79
Net book value		
At 31 December	**19**	24

13 Fixed Assets *continued*

c The tenure of the properties of the Group is as follows:

in HK$ million	self-used properties 2007	self-used properties 2006	investment properties 2007	investment properties 2006	properties under development 2007	properties under development 2006	leasehold land 2007	leasehold land 2006	total 2007	total 2006
Leasehold properties held										
In Hong Kong										
Leases of over 50 years	**23**	24	**858**	751	**–**	–	**–**	–	**881**	775
Leases of between 10 to 50 years	**1,046**	1,032	**4,057**	3,743	**77**	24	**1,114**	1,143	**6,294**	5,942
Leases of less than 10 years	**20**	76	**–**	–	**–**	–	**–**	–	**20**	76
In Mainland China										
Leases of over 50 years	**32**	–	**1,384**	1,184	**3,213**	2,333	**–**	–	**4,629**	3,517
Leases of between 10 to 50 years	**3,506**	2,875	**4,214**	3,611	**1,448**	396	**845**	848	**10,013**	7,730
Leases of less than 10 years	**24**	28	**–**	–	**–**	–	**–**	–	**24**	28
Properties held overseas										
Freehold	**218**	225	**382**	315	**–**	–	**–**	–	**600**	540
	4,869	4,260	**10,895**	9,604	**4,738**	2,753	**1,959**	1,991	**22,461**	18,608

d Property Valuation

The investment properties were revalued at 31 December 2007 by the following independent, professionally qualified valuers.

properties located in	valuers
Hong Kong and Shanghai	Knight Frank Petty Limited
Japan	Tekko Building Co., Limited

e Fixed assets and properties held for sale under current assets of the Group let under operating leases to generate rental income are as follows:

in HK$ million	investment properties	self-used properties	other fixed assets	fixed assets total	properties held for sale
Cost or valuation	9,604	22	232	9,858	310
Accumulated depreciation / amortisation	–	(3)	(124)	(127)	(58)
Net book value at 31 December 2006	9,604	19	108	9,731	252
Depreciation charges / amortisation charges for the year	–	1	38	39	3
Cost or valuation	**10,895**	**22**	**212**	**11,129**	**310**
Accumulated depreciation / amortisation	**–**	**(2)**	**(119)**	**(121)**	**(61)**
Net book value at 31 December 2007	**10,895**	**20**	**93**	**11,008**	**249**
Depreciation charges / amortisation charges for the year	**–**	**–**	**32**	**32**	**3**

14 Subsidiary Companies

in HK$ million	Company 2007	2006
Unlisted shares, at cost less impairment losses	**986**	868
Amounts due by subsidiary companies (Note a, b)	**59,230**	48,458
Amounts due to subsidiary companies (Note a)	**(9,616)**	(7,192)
	50,600	42,134

Particulars of the principal subsidiary companies are shown in Note 35.

Note:

a. *Amounts due by subsidiary companies and amounts due to subsidiary companies are interest bearing at market rates except for amounts due by subsidiary companies of approximately HK$42,888 million (2006: HK$39,760 million) and amounts due to subsidiary companies of an amount of approximately HK$6,113 million (2006: HK$3,687 million), which are non-interest bearing. These loans have no fixed repayment terms and were not in default or impaired.*

b. *None of these amounts are in default or impaired as at 31 December 2007 and 2006.*

15 Jointly Controlled Entities

in HK$ million	Group 2007	Group 2006
Share of net assets	**15,147**	12,632
Goodwill		
At 1 January	**533**	341
Additions	**18**	192
Disposal	**(39)**	–
At 31 December	**512**	533
	15,659	13,165
Loans due from jointly controlled entities (Note b)	**1,963**	1,902
Loans due to jointly controlled entities (Note b)	**(176)**	(145)
	17,446	14,922

in HK$ million	Company 2007	Company 2006
Unlisted shares, at cost	**3,687**	2,115
Loans due from jointly controlled entities	**504**	477
Loans due to jointly controlled entities	**(175)**	(147)
	4,016	2,445

Note:

a. *Included in jointly controlled entities is Western Harbour Tunnel Company Limited ('WHTCL') whose year end is 31 July which is not coterminous with the Group. The results of WHTCL has been equity accounted for based on its management accounts for the period from 1 January 2007 to 31 December 2007.*

b. *Loans due from jointly controlled entities and loans due to jointly controlled entities are interest bearing at market rates except for loans to jointly controlled entities of an amount of approximately HK$264 million (2006: HK$465 million loans to jointly controlled entities), which are non-interest bearing. These loans have no fixed repayment terms and were not in default or impaired except for a provision for impairment loss of HK$132 million (2006: HK$Nil) has been provided.*

c. *The following amounts represent the Group's share of the assets and liabilities, and sales and results of jointly controlled entities and are included in the consolidated balance sheet and profit and loss account using the equity method:*

in HK$ million	2007	2006
Assets		
Non-current assets	**20,409**	18,114
Current assets	**16,328**	14,620
	36,737	32,734
Liabilities		
Non-current liabilities	**(10,038)**	(10,276)
Current liabilities	**(11,786)**	(10,357)
	(21,824)	(20,633)
Net assets	**14,913**	12,101
Revenue	**15,532**	8,308
Expenses	**(13,986)**	(7,425)
Profit for the year	**1,546**	883
Proportionate share of jointly controlled entities' capital commitments	**378**	402

d. *Particulars of the principal jointly controlled entities are shown in Note 35.*

16 Associated Companies

in HK$ million	Group 2007	Group 2006
Share of net assets	**13,768**	12,114
Goodwill		
At 1 January	**1,444**	1,829
Disposal	**(5)**	(385)
At 31 December	**1,439**	1,444
Loans due from associated companies (Note b)	**2,746**	2,879
Loans due to associated companies (Note b)	**(12)**	(21)
	17,941	16,416
Investment at cost		
Unlisted shares	**4,744**	4,593
Shares listed in Hong Kong	**6,252**	6,253
	10,996	10,846
Market value of listed shares	**14,033**	13,194

in HK$ million	Company 2007	Company 2006
Investment at cost		
Unlisted shares	**2,197**	2,197
Shares listed in Hong Kong	**931**	931
	3,128	3,128
Loans due from associated companies	**2,513**	2,516
Loans due to associated companies	**(9)**	(18)
	5,632	5,626
Market value of listed shares	**1,461**	1,373

Dividend income from associated companies during the year is as follows:

in HK$ million	Group 2007	Group 2006
Listed associated companies	**392**	632
Unlisted associated companies	**399**	262
	791	894

Note:

a. *Included in associated companies is Hong Kong Resort Company Limited ('HKR') whose year end is 31 March which is not coterminous with the Group. The results of HKR has been equity accounted for based on its management accounts for the period from 1 January 2007 to 31 December 2007.*

b. *Loans due from associated companies and loans due to associated companies are interest bearing at market rates except for loans from/to associated companies of an amount of approximately HK$9 million (2006: HK$17 million), which are non-interest bearing. These loans have no fixed repayment terms and were not in default or impaired except for a provision for impairment loss of HK$24 million (2006: HK$Nil) has been provided for the loans due from an associated company.*

c. *Particulars of the principal associated companies are shown in Note 35.*

16 Associated Companies *continued*

Summarised financial information of the associated companies on a gross basis:

in HK$ million	Group 2007	2006
Assets	**207,747**	176,945
Liabilities	**136,952**	114,552
Revenue	**95,778**	77,903
Profit	**10,000**	6,184

17 Other Financial Assets

in HK$ million	Group 2007	2006
Co-operative joint ventures		
Unlisted investments, at fair value	**69**	65
Amounts due by co-operative joint ventures	**3**	37
	72	102
Listed investments, at fair value		
Shares listed in Hong Kong	**6,991**	2,591
Shares listed in overseas	**35**	112
	7,026	2,703
Unlisted investments		
Shares, at cost	**26**	26
Add: Advances made	**-**	14
	26	40
Less: Impairment	**-**	(25)
	26	15
Less: Advances received	**-**	(1)
	26	14
Loans receivable	**378**	–
	7,502	2,819

Particulars of the principal co-operative joint ventures are shown in Note 35.

Other financial assets are denominated in the following currencies:

in HK$ million	2007	2006
Hong Kong dollar	**7,049**	2,635
Renminbi	**418**	72
Other currencies	**35**	112
	7,502	2,819

18 Intangible Assets

in HK$ million	goodwill	mining assets	total
Cost			
At 1 January 2007	**1,146**	**1,865**	**3,011**
Additions	**–**	**1,119**	**1,119**
At 31 December 2007	**1,146**	**2,984**	**4,130**
Accumulated impairment losses			
At 1 January 2007 and 31 December 2007	**25**	**–**	**25**
Net book value			
At 31 December 2007	**1,121**	**2,984**	**4,105**
Cost			
At 1 January 2006	603	–	603
Additions	565	1,865	2,430
Disposals	(22)	–	(22)
At 31 December 2006	1,146	1,865	3,011
Accumulated impairment losses			
At 1 January 2006	–	–	–
Impairment charge	25	–	25
At 31 December 2006	25	–	25
Net book value			
At 31 December 2006	1,121	1,865	2,986

Analysed by:

	2007		2006	
in HK$ million	goodwill	mining assets	goodwill	mining assets
Special Steel	**57**	**–**	57	–
Iron Ore Mining	**507**	**2,984**	507	1,865
Property	**297**	**–**	297	–
Infrastructure	**7**	**–**	7	–
Listed Subsidiary Companies				
CITIC 1616	**83**	**–**	83	–
Dah Chong Hong	**170**	**–**	170	–
	1,121	**2,984**	1,121	1,865

19 Non-current Deposits

Non-current deposits represented deposit payments for construction works for fixed assets and PRC land acquisitions.

20 Assets Held for Sale

As at 31 December 2007, an interest in a jointly controlled entity in PRC is presented as an asset held for sale following the approval of the Group's management to dispose of the interests and is expected to be completed in January 2008.

As at 31 December 2007, a property situated in Hong Kong is presented as an asset held for sale and carried at the lower of its carrying amount and fair value less costs to sell, following the approval of the Group's management to dispose of the property and is expected to be completed in March 2008.

21 Inventories

in HK$ million	**2007**	2006
Raw materials	**1,977**	842
Work-in-progress	**947**	520
Finished goods	**2,971**	2,482
Others	**87**	76
	5,982	3,920

22 Debtors, Accounts Receivable, Deposits and Prepayments

	Group		Company	
in HK$ million	**2007**	2006	**2007**	2006
Trade debtors				
Within 1 year	**3,008**	2,150	**–**	–
Over 1 year	**42**	24	**–**	–
	3,050	2,174	**–**	–
Accounts receivable, deposits and prepayments	**5,242**	4,203	**304**	259
	8,292	6,377	**304**	259

Note:

i) Trade debtors are net of provision and the ageing is classified based on invoice date.

ii) The Group has a defined credit policy for the respective business units.

iii) The carrying amounts of debtors, accounts receivable, deposits and prepayments approximates their fair value.

iv) Accounts receivable, deposits and prepayments include derivative financial assets of HK$251 million (2006: HK$14 million), amounts due from jointly controlled entities of HK$138 million (2006: HK$134 million), which are unsecured, interest free and recoverable on demand, except for an amount of HK$1 million (2006: HK$65 million) which is interest bearing, and amounts due from associated companies of HK$90 million (2006: HK$90 million) which are unsecured, interest free and recoverable on demand, except for an amount of HK$Nil (2006: HK$12 million) which is interest bearing.

As of 31 December 2007, trade receivables of HK$560 million (2006: HK$700 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

in HK$ million	**2007**	2006
3 to 6 months	**528**	448
Over 6 months	**32**	252
	560	700

22 Debtors, Accounts Receivable, Deposits and Prepayments *continued*

Movements on the provision for impairment of trade receivables are as follows:

in HK$ million	**2007**	2006
At 1 January	**207**	195
Exchange adjustments	**13**	–
Provision for impairment loss	**26**	24
Receivables written off during the year	**(158)**	(12)
Unused amounts reversed	**(5)**	–
At 31 December	**83**	207

The creation and release of provision for impairment loss have been included in other operating expenses (Note 5) in the consolidated profit and loss account. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

As of 31 December 2007, trade receivables of HK$91 million (2006: HK$192 million) were individually determined to be impaired. The individually impaired receivables mainly relate to customers, which are in unexpected difficult economic situations. It was assessed that a portion of the receivables is expected to be recovered. Consequently, specific provision for impairment loss of HK$60 million (2006: HK$185 million) was recognised. The Group does not held any collateral over these balances.

23 Creditors, Accounts Payable, Deposits and Accruals

	Group		Company	
in HK$ million	**2007**	2006	**2007**	2006
Trade creditors				
Within 1 year	**4,055**	2,553	**–**	–
Over 1 year	**329**	314	**–**	–
	4,384	2,867	**–**	–
Accounts payable, deposits and accruals	**6,343**	5,168	**210**	99
	10,727	8,035	**210**	99

Note:

i) Accounts payable, deposits and accruals include derivative financial liabilities of HK$66 million (2006: HK$9 million).

ii) The carrying amounts of creditors, accounts payable, deposits and accruals approximate their fair value.

24 Share Capital

	number of shares of HK$0.40 each	HK$ million
Authorised		
At 31 December 2006 and 2007	3,000,000,000	1,200
Issued and fully paid		
At 1 January 2007	2,195,604,160	878
Issue of shares pursuant to the Plan	19,336,000	8
Repurchase during the year	(2,813,000)	(1)
At 31 December 2007	2,212,127,160	885

Changes during the year:

During the year, the Company repurchased a total of 2,813,000 of its own shares on The Stock Exchange of Hong Kong Limited, all of which have been cancelled, as follows:

month / year	number of shares repurchased	total purchase prices HK$ million	purchase price per share highest HK$	purchase price per share lowest HK$
November 2007	2,813,000	109	39.35	38.25

Changes subsequent to the year end:

Since 1 January 2008 to the date of this report, the Company issued and allotted a total of 270,000 shares at HK$22.10 per share upon the exercise of share options which were granted under the Plan.

Since 1 January 2008 to the date of this report, the Company repurchased a total of 15,484,000 of its own shares on The Stock Exchange of Hong Kong Limited, all of which have been cancelled. The total consideration paid for the above repurchase was approximately HK$545 million.

Share Option Plan:

Under the CITIC Pacific Share Incentive Plan 2000 ('the Plan') adopted on 31 May 2000, the Board may invite any director, executive or employee of the Company or any of its subsidiary companies to subscribe for options over the Company's shares on payment of HK$1 per acceptance. The subscription price determined by the Board will be at least the higher of (i) the closing price of the Company's share as stated in the Stock Exchange's daily quotations sheet on the date of grant; (ii) the average closing price of the Company's share as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant and (iii) the nominal value of the Company's shares. The maximum number of shares over which options may be granted under the Plan shall not exceed 10% of (i) the issued share capital of the Company from time to time or (ii) the issued share capital of the Company as at the date of adopting the Plan, whichever is the lower.

24 Share Capital *continued*

Since adoption of the Plan, the Company has granted four lots of share options on 28 May 2002, 1 November 2004, 20 June 2006 and 16 October 2007 respectively. On 28 May 2002 options to subscribe for a total of the 11,550,000 shares in the Company representing 0.52% of the issued share capital, at the exercise price of HK$18.20 per share, were granted under the Plan. The closing price of the Company's shares immediately before the date of grant was HK$18.10. On 1 November 2004 options to subscribe for a total of the 12,780,000 shares in the Company representing 0.58% of the issued share capital, at the exercise price of HK$19.90 per share, were granted under the Plan. The closing price of the Company's shares immediately before the date of grant was HK$19.90. On 20 June 2006 options to subscribe for a total of the 15,930,000 shares in the Company representing 0.72% of the issued share capital, at the exercise price of HK$22.10 per share, were granted under the Plan. The closing price of the Company's shares immediately before the date of grant was HK$22.50. On 16 October 2007 options to subscribe for a total of the 18,500,000 shares in the Company representing 0.84% of the issued share capital, at the exercise price of HK$47.32 per share, were granted under the plan. The closing price of the Company's shares immediately before the date of grant was HK$47.65. All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant. All were accepted, and none were cancelled or lapsed in the period up to 31 December 2007.

Other than the Plan, certain of the Company's subsidiary companies have issued equity-settled share-based payments to certain employees. The aggregate amount of the share-based payments recognised by these companies are not material to the Group.

a Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2007		2006	
	average exercise price in HK$ per share	options	average exercise price in HK$ per share	options
At 1 January		**30,989,000**		19,370,000
Granted	**47.32**	**18,500,000**	22.10	15,930,000
Exercised	**22.25**	**(19,336,000)**	20.10	(4,311,000)
At 31 December		**30,153,000**		30,989,000

Details of share options exercised during the year:

period	exercise price HK$	number of shares **2007**	2006
26 January to 9 May 2007	18.20	**6,840,000**	1,560,000
2 January to 26 October 2007	19.90	**4,905,000**	1,151,000
12 January to 20 December 2007	22.10	**5,991,000**	1,600,000
16 October 2007	47.32	**1,600,000**	–
		19,336,000	4,311,000

24 Share Capital *continued*

b Fair value of share options and assumptions

The fair value of an option on one CITIC Pacific share granted in the current period measured as at the date of grant of 16 October 2007 was HK$7.81 based on the following data and assumptions using the Binomial Lattice Model:

- The share price at the grant date is HK$46.85
- The exercise price is HK$47.32
- The option's contractual life is 5 years
- Taking into account the probability of early exercise behaviour, the average expected term of the grant was determined to be 4 years
- Expected volatility of CITIC Pacific's share price at 25% per annum (based on historical movements of share prices and the trend of the volatility rate in recent years)
- Expected annual dividend yield of 5% (based on historical dividend payments)
- Rate of eligible grantees leaving service assumed at 1% per annum
- Early exercise assumption for option holders to exercise their options when the share price is at least 150% of the exercise price
- Risk-free interest rate of 4% per annum (based on linearly interpolated yields of the Hong Kong Exchange Fund Notes as at the grant date)

The result of the fair value valuation can be materially affected by changes in these assumptions so an option's actual value may differ from the estimated fair value of the options due to the Model and assumptions adopted.

All the options forfeited before expiry of the Plan will be treated as lapsed options which will not be added back to the number of shares available to be issued under the Plan.

The total expense to be recognised in the Company's profit and loss account for the year ended 31 December 2007 in respect of the grant of the aforesaid 18,500,000 options is HK$144,485,000 (2006: 15,930,000 options is HK$62,445,600).

25 Reserves

a Group

in HK$ million	share premium	capital redemption reserve	capital reserve	goodwill	investment revaluation reserve	exchange fluctuation reserve	hedging reserve	general reserve	retained profits	total
At 1 January 2006	24,864	19	–	(2,494)	84	(167)	401	301	15,218	38,226
Share of reserves of associated companies	–	–	–	–	183	–	(129)	–	106	160
Share of reserves of jointly controlled entities	–	–	17	–	–	–	(1)	1	–	17
Exchange translation differences	–	–	–	–	–	870	–	–	–	870
Reserves released on disposal of associated companies	–	–	–	–	(84)	103	(91)	–	–	(72)
Loss on cash flow hedge of financial instruments	–	–	–	–	–	–	(50)	–	–	(50)
Fair value gain on other financial assets	–	–	–	–	1,064	–	–	–	–	1,064
Transfer to Profit and Loss account on impairment of other financial assets	–	–	–	–	103	–	–	–	–	103
Transfer from profits	–	–	–	–	–	–	–	163	(163)	–
Issue of share pursuant to the Plan	92	–	(6)	–	–	–	–	–	–	86
Profit attributable to shareholders of the Company	–	–	–	–	–	–	–	–	8,272	8,272
Dividends (Note 9)	–	–	–	–	–	–	–	–	(3,071)	(3,071)
Share repurchase	–	1	–	–	–	–	–	–	(36)	(35)
Share-based payment	–	–	62	–	–	–	–	–	–	62
At 31 December 2006	24,956	20	73	(2,494)	1,350	806	130	465	20,326	45,632
Representing										
At 31 December 2006 after proposed final and special dividend										43,217
2006 Final and special dividend proposed										2,415
										45,632
Retained by										
Company and subsidiary companies	24,956	20	56	(2,494)	1,192	1,034	12	446	9,392	34,614
Jointly controlled entities	–	–	17	–	–	–	2	16	2,029	2,064
Associated companies	–	–	–	–	158	(228)	116	3	8,905	8,954
	24,956	20	73	(2,494)	1,350	806	130	465	20,326	45,632

25 Reserves *continued*

a Group *continued*

in HK$ million	share premium	capital redemption reserve	capital reserve	goodwill	investment revaluation reserve	exchange fluctuation reserve	hedging reserve	general reserve	retained profits	total
At 1 January 2007	24,956	20	73	(2,494)	1,350	806	130	465	20,326	45,632
Share of reserves of associated companies	–	–	30	–	28	24	(5)	–	–	77
Share of reserves of jointly controlled entities	–	–	6	–	9	46	3	1	–	65
Exchange translation differences	–	–	–	–	–	2,168	–	–	–	2,168
Reserves released on disposal of associated companies	–	–	6	–	–	–	–	–	–	6
Disposal of interests in subsidiary companies	–	–	(18)	756	–	(28)	–	–	(756)	(46)
Gain on cash flow hedge of financial instruments	–	–	–	–	–	–	57	–	–	57
Fair value gain on other financial assets	–	–	–	–	3,292	–	–	–	–	3,292
Transfer from profits	–	–	–	–	77	–	–	299	(299)	77
Issue of share pursuant to the Plan	459	–	(36)	–	–	–	–	–	–	423
Profit attributable to shareholders of the Company	–	–	–	–	–	–	–	–	10,843	10,843
Dividends (Note 9)	–	–	–	–	–	–	–	–	(3,756)	(3,756)
Share repurchase	–	1	–	–	–	–	–	–	(110)	(109)
Share-based payment	–	–	179	–	–	–	–	–	–	179
At 31 December 2007	25,415	21	240	(1,738)	4,756	3,016	185	765	26,248	58,908
Representing										
At 31 December 2007 after proposed final dividend										57,138
2007 Final dividend proposed										1,770
										58,908
Retained by										
Company and subsidiary companies	25,415	21	181	(1,738)	4,561	3,174	69	745	11,713	44,141
Jointly controlled entities	–	–	23	–	9	46	5	17	3,373	3,473
Associated companies	–	–	36	–	186	(204)	111	3	11,162	11,294
	25,415	21	240	(1,738)	4,756	3,016	185	765	26,248	58,908

25 Reserves *continued*

b Company

in HK$ million	capital redemption reserve	capital reserve	hedging reserve	share premium	retained profits	total
At 1 January 2006	19	–	63	24,864	10,077	35,023
Share-based payment	–	62	–	–	–	62
Issue of shares pursuant to the Plan	–	(6)	–	92	–	86
Loss on cash flow hedge of financial instruments	–	–	(55)	–	–	(55)
Profit for the year available for distribution (Note 8)	–	–	–	–	7,965	7,965
Dividends (Note 9)	–	–	–	–	(3,071)	(3,071)
Share repurchase	1	–	–	–	(36)	(35)
At 31 December 2006	20	56	8	24,956	14,935	39,975
Representing						
At 31 December 2006 after proposed final and special dividend						37,560
2006 Final and special dividend proposed						2,415
						39,975
At 1 January 2007	**20**	**56**	**8**	**24,956**	**14,935**	**39,975**
Share-based payment	**–**	**144**	**–**	**–**	**–**	**144**
Issue of shares pursuant to the Plan	**–**	**(36)**	**–**	**459**	**–**	**423**
Loss on cash flow hedge of financial instruments	**–**	**–**	**(58)**	**–**	**–**	**(58)**
Profit for the year available for distribution (Note 8)	**–**	**–**	**–**	**–**	**5,713**	**5,713**
Dividends (Note 9)	**–**	**–**	**–**	**–**	**(3,756)**	**(3,756)**
Share repurchase	**1**	**–**	**–**	**–**	**(110)**	**(109)**
At 31 December 2007	**21**	**164**	**(50)**	**25,415**	**16,782**	**42,332**
Representing						
At 31 December 2007 after proposed final dividend						**40,562**
2007 Final dividend proposed						**1,770**
						42,332

26 Borrowings

a

in HK$ million	Group 2007	Group 2006	Company 2007	Company 2006
Bank loans				
unsecured	**21,246**	12,529	**15,799**	9,599
secured	**211**	795	**–**	–
	21,457	13,324	**15,799**	9,599
Other loans				
unsecured	**3,945**	3,920	**–**	–
	25,402	17,244	**15,799**	9,599
Amounts repayable within one year included under current liabilities	**(402)**	(640)	**–**	(27)
	25,000	16,604	**15,799**	9,572

Note:

i) Bank loans and other loans of the Group not wholly repayable within five years amounted to HK$9,677 million (2006: HK$6,294 million).

ii) On 1 June 2001, CITIC Pacific Finance (2001) Limited, a wholly owned subsidiary of the Company, issued and sold a total of US$450 million principal amount of 7.625% guaranteed notes due 2011 ('Guaranteed Notes') for refinancing the indebtedness of the Company and for general corporate purposes, to investors pursuant to the purchase agreements dated 24 May 2001 and 1 June 2001. All of the Guaranteed Notes remained outstanding at the end of the year.

iii) On 26 October 2005, CITIC Pacific Finance (2005) Limited, a wholly owned subsidiary of the Company, issued and sold JPY8.1 billion in aggregate principal amount of guaranteed floating rate note due 2035 ('JPY Notes') to investors for general corporate purposes pursuant to the subscription agreement dated 26 October 2005. All of the JPY Notes remained outstanding at the end of the year.

iv) Bank loans and other loans, other than the JPY Notes, are fully repayable up to 2032 and bear interest at the prevailing market rate.

v) As at 31 December 2007, certain of the Group's inventories, accounts receivable and self-used properties with the aggregate carrying value of HK$327 million (2006: HK$696 million) were pledged to secure loans and banking facilities granted to certain subsidiary companies of the Group.

b The maturity of the Group's and the Company's long term liabilities is as follows:

in HK$ million	Group 2007	Group 2006	Company 2007	Company 2006
Bank loans are repayable				
in the first year	**397**	636	**–**	27
in the second year	**2,527**	1,359	**570**	8
in the third to fifth years inclusive	**9,286**	5,441	**5,991**	3,676
after the fifth year	**9,247**	5,888	**9,238**	5,888
	21,457	13,324	**15,799**	9,599
Other loans are repayable				
in the first year	**5**	4	**–**	–
in the second year	**–**	–	**–**	–
in the third to fifth years inclusive	**3,510**	3,510	**–**	–
after the fifth year	**430**	406	**–**	–
	3,945	3,920	**–**	–
	25,402	17,244	**15,799**	9,599

26 Borrowings *continued*

c The exposure of the Group's total borrowings to interest-rate changes and the contractual repricing dates are as follows:

in HK$ million	One year or less
At 31 December 2006	
Total borrowings	13,990
Effect of interest rate swap	5,125
At 31 December 2007	
Total borrowings	**24,273**
Effect of interest rate swap	**5,342**

Part of the interest rate exposure is hedged by interest rate swaps.

The effective interest rates per annum of the Group's borrowings were as follows:

	2007	2006
Total borrowings	**5.5%**	5.2%

d The carrying amounts of borrowings approximate their fair value. The fair values are estimated as the present value of future cash flows, discounted at current market interest rates for similar financial instruments.

e The carrying amounts of the total borrowings are denominated in the following currencies:

	Group		Company	
in HK$ million	**2007**	2006	**2007**	2006
Hong Kong dollar	**8,575**	8,147	**7,255**	7,429
US dollar	**14,016**	5,348	**9,780**	1,665
Renminbi	**4,833**	3,684	**–**	–
Other currencies	**1,230**	1,114	**450**	505
	28,654	18,293	**17,485**	9,599

The Group has the following undrawn borrowing facilities:

in HK$ million	**2007**	2006
Floating rate		
expiring within one year	**5,572**	2,184
expiring beyond one year	**15,018**	14,614
	20,590	16,798

27 Financial Risk Management

Financial Risk Factors

The Group is exposed to a variety of financial risk. The Group employs a combination of financial instruments, including derivative products, to manage its exposure to financial risk.

Risk management is centralised at head office level in accordance with the Group's risk management policy. The policy includes written principles and guidelines for financial risk management, use of derivative transactions and measurement of derivative transactions.

a Exposure to Interest Rate Fluctuations

The Group aims to maintain a suitable mixture of fixed rate and floating rate borrowings in order to stabilise interest costs despite rate movements. Interest rate hedging ratio is determined after taking into consideration of general market trend, the Group's cash flow patterns and interest coverage ratio. The Group uses interest rate swaps, forward rate agreements, interest rate option contracts and other instruments to hedge exposures or to modify the interest rate characteristics of its borrowings. As at 31 December 2007, after the swaps, HK$7.8 billion of the Group's total borrowings were effectively paying fixed rate and the remaining were effectively paying floating rate of interest.

At 31 December 2007, if interest rates on HK dollar-denominated borrowings had been 100 basis points higher / lower with all other variables held constant, the Group's profit would have been HK$20 million (2006: HK$23 million) lower / higher, mainly as a result of higher / lower interest expense on floating rate borrowings for operating activities. If interest rates on US dollar-denominated borrowings had been 100 basis points higher / lower with all other variables held constant, the Group's profit would have been HK$44 million (2006: HK$20 million) lower / higher, mainly as a result of higher / lower interest expense on floating rate borrowings for operating activities. Other components of consolidated equity would not be materially affected by the changes in interest rates.

b Exposure to Foreign Currency Fluctuations

CITIC Pacific conducts business mainly in Hong Kong, mainland China and Australia, therefore it is subject to the market risk of foreign exchange rates in HK Dollar, US Dollar, Renminbi and Australia Dollar. To minimise currency exposure, non HK Dollar assets are usually financed in the same currency as the asset or cash flow from it, either by borrowing or using foreign exchange contracts. Achieving this objective is not always possible due to limitations in financial markets and regulatory constraints, particularly on investment into mainland China as the Renminbi is currently not a free convertible currency and 'Registered Capital', which usually accounts for no less than 25% of the total investment amount for projects in mainland China, is required to be paid in US dollars. As the Group's investment in mainland China is expanding, CITIC Pacific has an increasing exposure to the Renminbi.

The functional currency and future cash flow for Group's Australian Iron Ore Mining project is denominated in USD. Substantial portion of the project infrastructure / pre-completion operating expenditure is projected to be denominated in non-USD currencies. Foreign exchange forward contracts and structured forward instruments are employed to hedge or minimise the non-USD currency exposure.

On liability management, CITIC Pacific funded the Iron Ore Mining project and the acquisition of vessels by USD loans to match the future cash flow of these assets. Foreign exchange forward contracts are employed to minimise currency exposure for other USD loans and a Yen Bond.

At 31 December 2007, the Group had no material currency risk arising from the operating activities. Such exposures are always kept to an acceptable level by entering into foreign currency forward contracts in the subsidiary companies level and they are usually matched with anticipated future cash flows in foreign currencies.

27 Financial Risk Management *continued*

c Price Risk

The Group is exposed to equity securities price risk because investments held by the Group are classified on the consolidated balance sheet as available-for-sale. The Group is not exposed to commodity price risk. To manage its price risk arising from investments in equity securities, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group.

d Credit Exposure

The Group's credit risk is primarily attributable to cash and bank deposits, trade and accounts receivables, and derivative financial instruments entered into for hedging purposes. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.

The Group's cash and bank deposits are placed with major financial institutions. Counterparties' credit risks are carefully reviewed and in general, the Group only deals with financial institutions with investment grade credit rating. The amount of counterparties' lending exposure to the Group is also an important consideration as a means to control credit risk.

Trade receivables are presented net of the allowance for bad and doubtful debts. Credit risk in respect of trade and accounts receivables is limited since the customer base is comprised of a large number of customers disperse across different industries and geographical areas. Accordingly, the Group has no significant concentration of credit risk. In addition, credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 15 to 90 days from the date of billing. Normally, the Group does not obtain collateral from customers.

The maximum exposure to credit risk at the reporting date is the fair value of each financial asset, including derivative financial instruments, in the balance sheet after deducting any impairment allowance. None of the financial assets that are fully performing has been renegotiated in the last year.

27 Financial Risk Management *continued*

e Liquidity Risk

Liquidity risk is prudently managed by maintaining a sufficient amount of available committed credit facilities.

In addition, the Group actively manages and extends its debt maturity profile to ensure that the Group's maturing debt each year will not exceed the Group's anticipated cash flow and the Group's ability to refinance the debt in that year.

The table below analyses the Group's financial liabilities that will be settled on a net basis into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

in HK$ million	less than 1 year	between 1 and 2 years	between 2 and 5 years	over 5 years
At 31 December 2007				
Bank borrowings	**5,129**	**3,833**	**15,321**	**13,239**
Derivative financial instruments	**56**	**7**	**40**	**2**
Trade creditors and accounts payable	**10,270**	**156**	**301**	**-**
At 31 December 2006				
Bank borrowings	2,596	2,187	10,760	7,525
Derivative financial instruments	5	8	25	–
Trade creditors and accounts payable	7,652	82	301	–

The table below analyses the Group's derivative financial instruments that will be settled on a gross basis into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

in HK$ million	less than 1 year	between 1 and 2 years	between 2 and 5 years	over 5 years
At 31 December 2007				
Forward foreign exchange contracts – cash flow hedges				
outflow	**(3,307)**	**(219)**	**(15)**	**-**
inflow	**3,489**	**216**	**15**	**-**
Forward foreign exchange contracts – not qualified for hedge accounting				
outflow	**(4,009)**	**(2,101)**	**(3,045)**	**-**
inflow	**4,081**	**2,123**	**3,049**	**-**
At 31 December 2006				
Forward foreign exchange contracts – cash flow hedges				
outflow	(718)	–	–	–
inflow	729	–	–	–
Forward foreign exchange contracts – not qualified for hedge accounting				
outflow	(1,464)	(2,025)	(2,651)	–
inflow	1,467	2,015	2,641	–

27 Financial Risk Management *continued*

f Fair Value Estimation

i) The fair value of outstanding derivative transactions is calculated at least semi-annually based on the price quotations obtained from major financial institutions. Fair value of loans receivable is estimated as the present value of future cash flows, discounted at the current market interest rates for similar financial instruments.

The carrying amounts of borrowings approximate their fair value. The fair values are estimated as the present value of future cash flows, discounted at current market interest rates for similar financial instruments.

ii) The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date.

iii) The carrying value less impairment provision of trade and other receivables and trade and other payables are a reasonable approximation of their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

28 Capital Risk Management

The Group's policy is to maintain a high degree of financial control and transparency. Financing and cash management activities are centralised at head office level to enhance risk management, control and the best utilisation of financial resources of the Group.

We aim to diversify our funding sources through utilisation of both banking and capital markets. To the extent it is possible, financing is arranged to match business characteristics and cash flows. Limited or non-recourse project finance is employed when it is available and appropriate.

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and bank deposits. Total capital is calculated as equity, as shown in the consolidated balance sheet, plus net debt.

The gearing ratios at 31 December 2007 and at 31 December 2006 were as follows:

in HK$ million	**2007**	2006
Total borrowings	**28,654**	18,293
Less: cash and bank deposits	**8,045**	3,679
Net debt	**20,609**	14,614
Equity attributable to Shareholders of the Company	**59,793**	46,510
Total capital	**80,402**	61,124
Gearing ratio	**26%**	24%

29 Derivative Financial Instruments

	Group			
	2007		2006	
in HK$ million	assets	liabilities	assets	liabilities
Qualified for hedged accounting	**179**	**60**	22	13
Not qualified for hedged accounting	**222**	**75**	109	51
	401	**135**	131	64

	Group			
	2007		2006	
in HK$ million	assets	liabilities	assets	liabilities
Interest-rate swaps	**116**	**105**	120	38
Forward foreign exchange contracts	**285**	**30**	11	26
	401	**135**	131	64
Less: current portion				
Interest-rate swaps	**–**	**57**	4	5
Forward foreign exchange contracts	**251**	**9**	10	4
	251	**66**	14	9
	150	**69**	117	55

	Company			
	2007		2006	
in HK$ million	assets	liabilities	assets	liabilities
Qualified for hedged accounting	**3**	**52**	22	13
Not qualified for hedged accounting	**135**	**60**	87	48
	138	**112**	109	61

	Company			
	2007		2006	
in HK$ million	assets	liabilities	assets	liabilities
Interest-rate swaps	**78**	**105**	104	38
Forward foreign exchange contracts	**60**	**7**	5	23
	138	**112**	109	61
Less: current portion				
Interest-rate swaps	**–**	**57**	4	5
Forward foreign exchange contracts	**26**	**–**	4	1
	26	**57**	8	6
	112	**55**	101	55

29 Derivative Financial Instruments *continued*

i) Forward foreign exchange contracts

The notional principal amounts of the outstanding forward foreign exchange contracts at 31 December 2007 were HK$13,463 million (2006: HK$6,256 million).

The hedged highly probable forecast transactions denominated in foreign currency are expected to occur at various dates during the next 26 months. Gains and losses recognised in the hedging reserve in equity (Note 25) on forward foreign exchange contracts as of 31 December 2007 are recognised in the profit and loss account in the period or periods during which the hedged transaction affects the profit and loss account. This is generally within 26 months from the balance sheet date unless the gain or loss is included in the initial amount recognised for the purchase of fixed assets, in which case recognition is over the lifetime of the asset.

ii) Interest rate swaps

The main floating rates of our borrowings are HIBOR and LIBOR. The notional amounts of the outstanding interest rate swap contracts at 31 December 2007 were HK$12,806 million (2006: HK$10,780 million). At 31 December 2007, the fixed interest rates under interest rate swaps varied from 2.95% to 7.23% per annum (2006: 2.65% to 7.23% per annum). Gains and losses recognised in the hedging reserve in equity (Note 25) on interest rate swap contracts qualified for hedge accounting as of 31 December 2007 will be released to the income statement until the repayment of the bank borrowings (Note 26).

30 Deferred Taxation

a Group

Deferred taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2006: 17.5%). The components of deferred tax (assets) and liabilities recognised in the consolidated balance sheet and the movements during the year is as follows:

	depreciation allowances in excess of related depreciation		losses		revaluation of investment properties and valuation of other properties		mining assets and others		total	
in HK$ million	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
Deferred tax arising from										
At 1 January	**528**	573	**(186)**	(240)	**1,010**	886	**499**	10	**1,851**	1,229
Exchange adjustment	**1**	(1)	**–**	(1)	**54**	(29)	**(1)**	–	**54**	(31)
Charged to reserve	**–**	–	**–**	–	**–**	–	**51**	–	**51**	–
Charged to goodwill	**–**	–	**–**	–	**–**	–	**–**	507	**–**	507
Effect of tax rate change	**–**	–	**–**	–	**(180)**	–	**–**	–	**(180)**	–
Charged / (credited) to consolidated profit and loss account	**(25)**	(14)	**(53)**	55	**173**	123	**97**	(17)	**192**	147
Others	**–**	(30)	**–**	–	**26**	30	**–**	(1)	**26**	(1)
At 31 December	**504**	528	**(239)**	(186)	**1,083**	1,010	**646**	499	**1,994**	1,851

	Group	
in HK$ million	**2007**	2006
Net deferred tax assets recognised on the consolidated balance sheet	**(100)**	(103)
Net deferred tax liabilities recognised on the consolidated balance sheet	**2,094**	1,954
	1,994	1,851

30 Deferred Taxation *continued*

b Deferred Tax Assets Unrecognised

The Group has not recognised deferred tax assets in respect of the following items:

	Group	
in HK$ million	**2007**	2006
Deductible temporary difference	**37**	309
Tax losses	**2,499**	2,360
Taxable temporary difference	**(109)**	(82)
	2,427	2,587

	Company	
in HK$ million	**2007**	2006
Deductible temporary difference	**19**	17
Tax losses	**494**	452
	513	469

Note:
Deductible temporary differences and tax losses in certain tax jurisdictions of HK$196 million (2006: HK$125 million) will expire within the next five years. The rest of the amount does not expire under current tax legislation.

c Deferred Tax Liabilities not Recognised

At 31 December 2007, temporary differences relating to the undistributed profits of subsidiary companies amounted to HK$613 million (2006: HK$627 million). Deferred tax liabilities of HK$123 million (2006: HK$128 million) have not been recognised in respect of the tax that would be payable on the distribution of these retained profits as the company controls the dividend policy of these subsidiary companies and it has been determined that it is probable that profits will not be distributed in the foreseeable future.

31 Capital Commitments

	Group	
in HK$ million	**2007**	2006
Authorised but not contracted for (Note a)	**254**	17
Contracted but not provided for (Note b)	**27,338**	4,359

	Company	
in HK$ million	**2007**	2006
Contracted but not provided for	**557**	2,015

Note a

in HK$ million	**2007**	2006
Authorised but not contracted for		
Analysis by business		
Infrastructure	**13**	–
Listed Subsidiary Companies		
CITIC 1616	**9**	17
Dah Chong Hong	**232**	–
	254	17

31 Capital Commitments *continued*

Note b

in HK$ million	**2007**	2006
Contracted but not provided for		
Analysis by business		
Special Steel	**1,904**	289
Iron Ore Mining	**19,476**	139
Property	**4,229**	3,786
Infrastructure	**1,672**	62
Listed subsidiary companies		
CITIC 1616	**8**	24
Dah Chong Hong	**13**	32
Others	**36**	27
	27,338	4,359

32 Operating Lease Commitments

The future aggregate minimum lease payments under non-cancellable operating leases at 31 December are as follows:

	Group		Company	
in HK$ million	**2007**	2006	**2007**	2006
Properties commitments				
Within 1 year	**159**	147	**2**	19
After 1 year but within 5 years	**257**	187	**–**	2
After 5 years	**137**	90	**–**	–
	553	424	**2**	21
Other commitments				
Within 1 year	**21**	38	**–**	–
After 1 year but within 5 years	**46**	65	**–**	–
After 5 years	**11**	27	**–**	–
	78	130	**–**	–
	631	554	**2**	21

33 Contingent Liabilities

a The Company together with other beneficial shareholders of Western Harbour Tunnel Company Limited ('WHTCL') have agreed jointly and severally to guarantee the Government of the Hong Kong Special Administrative Region that WHTCL will complete the Western Harbour Crossing ('Crossing') within budget of approximately HK$7.5 billion including repair costs to be incurred after the operation date of the Crossing but before the issuance of the Maintenance Certificate. The Crossing was completed in April 1997 with total cost of approximately HK$6.8 billion, pending the issuance of the Maintenance Certificate.

The beneficial shareholders of WHTCL have agreed that in relation to any claim made or asserted under the aforesaid guarantee, as between themselves, the total of all liabilities in respect of a claim thereunder and of all costs, charges and expenses suffered or incurred by any of them resulting therefrom or attributable thereto shall be shared by them in proportion to their respective ultimate ownership in WHTCL.

b The Company has provided a guarantee on the US$450 million Guaranteed Notes issued by a wholly owned subsidiary of the Company.

c The Company has provided a guarantee on the JPY8.1 billion Guaranteed Floating Rate Notes issued by a wholly owned subsidiary of the Company.

d The Company has provided guarantees to support banking facilities of up to HK$393 million granted to a subsidiary of the Company.

e Hubei Xin Yegang Co. Ltd., a wholly owned subsidiary of the Company, has provided guarantees to support banking facilities of up to RMB150 million granted to another subsidiary of the Company, Hubei Xin Hua Neng.

f The Company has provided guarantees to support banking facilities of up to RMB193 million granted to a wholly owned subsidiary of the Company. These facilities were not utilized as at 31 December 2007.

g The Company has provided a guarantee to support a banking facility of RMB400 million granted to a subsidiary of the Company.

h The Company has provided guarantees to support bank guarantee / standby letter of credit facilities of up to approximately HK$750 million granted to a subsidiary of the Company.

i The Company has provided a guarantee to support banking facility of US$45 million granted to a wholly owned subsidiary of the Company.

34 Approval of Accounts

The accounts were approved by the Board of Directors on 17 March 2008.

35 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies

The following are the principal subsidiary companies, jointly controlled entities and associated companies of the Group which in the opinion of the directors, principally affect the results and net assets of the Group. To give full details of all companies would in the opinion of the directors result in particulars of excessive length.

			interest in equity shares held by		particulars of issued shares[†]		
name	place of incorporation / principal place of operation kind of legal entity*	attributable to the group %	company %	subsidiary %	no. of shares	par value	principal activities
Special Steel							
Subsidiary companies							
Daye Special Steel Co., Ltd.	People's Republic of China Sino-foreign joint stock limited company*	58.13	–	58.13	N/A	N/A	Steel making
Hubei Xin Yegang Steel Co., Ltd. (Formerly Hubei Xin Yegang Co., Ltd.)	People's Republic of China Sino-foreign equity joint venture*	100	–	100	N/A	N/A	Steel making
Jiangyin Xingcheng Special Steel Works Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	79	–	79	N/A	N/A	Steel making
Jiangyin Xingcheng Steel Products Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	80	–	80	N/A	N/A	Steel making
Jiangyin Xingcheng Storage and Transportation Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	80	–	80	N/A	N/A	Loading and unloading business
Jiangsu CP Xingcheng Special Steel Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	77.78	–	77.78	N/A	N/A	Steel making
Wuxi Xingcheng Steel Products Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	80	–	80	N/A	N/A	Production and sale of ferrous metal materials
Silver Wings Enterprises Inc.	British Virgin Islands	75	–	75	100	US$1	Investment holding
江陰泰富興澄特種材料有限公司	People's Republic of China Sino-foreign equity joint venture*	79	–	79	N/A	N/A	Production and sale of hot iron and the related products
湖北中特新化能科技有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Production and sale of coal gas, coke and chemical related products
湖北新冶鋼特種鋼管有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Production of seamless steel tube
黃石中特國貿有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Investment holding

35 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

name	place of incorporation / principal place of operation kind of legal entity*	attributable to the group %	interest in equity shares held by company %	interest in equity shares held by subsidiary %	particulars of issued shares† no. of shares	particulars of issued shares† par value	principal activities
Jointly controlled entities							
Shijiazhuang Iron & Steel Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	65	–	65	–	–	Production and sale of special steel and related products
Iron Ore Mining							
Subsidiary companies							
Bolein Corp.	British Virgin Islands	100	–	100	1	US$1	Vessel owning
Bright Treasure Assets Holdings Inc.	British Virgin Islands	100	–	100	1	US$1	Vessel owning
Burgeon Investments Ltd.	British Virgin Islands	100	–	100	1	US$1	Vessel owning
CITIC Pacific Mining Management Pty Ltd (Formerly CP Mining Management Pty Limited)	Australia	100	–	100	1	N/A	Mining management
Cobikin Corp.	British Virgin Islands	100	–	100	1	US$1	Vessel owning
Cosmos Light Holdings Corp.	British Virgin Islands	100	–	100	1	US$1	Vessel owning
Long Glory Assets Limited	British Virgin Islands	100	–	100	1	US$1	Vessel owning
Master Champ Assets Ltd.	British Virgin Islands	100	–	100	1	US$1	Vessel owning
MetaGas Pty Ltd	Australia	100	–	100	5,000,010	N/A	Gas procurement and trading
Palesto Holdings Inc.	British Virgin Islands	100	–	100	1	US$1	Vessel owning
Parmigan Corp.	British Virgin Islands	100	–	100	1	US$1	Vessel owning
Pastoral Management Pty Ltd	Australia	100	–	100	5,000,010	N/A	Pastoral lease management
Silver Bliss Enterprises Inc.	British Virgin Islands	100	–	100	1	US$1	Vessel owning
Sino Iron Pty Ltd	Australia	100	–	100	11,526	N/A	Mining extraction and processing of magnetite
Tridot Enterprises Inc.	British Virgin Islands	100	–	100	1	US$1	Vessel owning
Winrich Investments Holdings Ltd.	British Virgin Islands	100	–	100	1	US$1	Vessel owning

35 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

name	place of incorporation / principal place of operation kind of legal entity*	attributable to the group %	interest in equity shares held by company %	interest in equity shares held by subsidiary %	particulars of issued shares† no. of shares	particulars of issued shares† par value	principal activities
Property							
Subsidiary companies							
Admarch Limited	Hong Kong	100	–	100	2	HK$10	Property investment
Admarch Property Management Company, Limited	Hong Kong	100	–	100	2	HK$1	Property management
Borgia Limited	Hong Kong	100	–	100	2	HK$10	Property investment
Broadway Centre Property Management Company Limited	Hong Kong	100	–	100	2	HK$1	Property management
CITIC Pacific (Yangzhou) Properties Co., Ltd.	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Property development
Famous Land Limited	Hong Kong	100	–	100	2	HK$1	Property investment
Glenridge Company Limited	Hong Kong	100	–	100	2	HK$10	Property investment
Hang Luen Chong Investment Company, Limited	Hong Kong	100	–	100	80,000	HK$100	Property investment
Hang Luen Chong Property Management Company, Limited	Hong Kong	100	–	100	2	HK$1	Property management
Hang Wah Chong Investment Company Limited	Hong Kong	100	–	100	50,000	HK$100	Property investment
Lindenford Limited	Hong Kong	100	–	100	2	HK$10	Property investment
Linking Wisdom Ltd.	British Virgin Islands	100	–	100	1	US$1	Property development
Neostar Investment Limited	Hong Kong	100	–	100	2	HK$1	Property investment
Pacific Grace Limited	Hong Kong	100	–	100	2	HK$1	Property investment
Shanghai Super Property Co., Ltd.	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Property investment and management
Tendo Limited	Hong Kong	100	–	100	2	HK$10	Property investment
上海中信泰富廣場有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Property investment and management
上海老西門新苑置業有限公司	People's Republic of China Sino-foreign co-operative joint venture*	100	–	100	N/A	N/A	Property development

35 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

name	place of incorporation / principal place of operation kind of legal entity*	attributable to the group %	interest in equity shares held by company %	interest in equity shares held by subsidiary %	particulars of issued shares† no. of shares	particulars of issued shares† par value	principal activities
上海珠街閣房地產開發有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	71.59	28.41	N/A	N/A	Property development
上海利通置業有限公司	People's Republic of China Sino-foreign equity joint venture*	90	85	5	N/A	N/A	Property development
中信泰富(上海)物業管理有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Property management
中信泰富萬寧發展有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Property development
中信泰富萬寧(聯合)開發有限公司	People's Republic of China Limited liability company*	80	–	80	N/A	N/A	Property development
江陰興澄置業有限公司	People's Republic of China Sino-foreign equity joint venture*	56	–	56	N/A	N/A	Property development
無錫太湖景發展有限公司	People's Republic of China Sino-foreign equity joint venture*	70	–	70	N/A	N/A	Sports related services
無錫太湖苑置業有限公司	People's Republic of China Sino-foreign equity joint venture*	70	–	70	N/A	N/A	Property investment and development
無錫太湖美生態環保有限公司	People's Republic of China Sino-foreign equity joint venture*	70	–	70	N/A	N/A	Environmental protection
萬寧中意發展有限公司	People's Republic of China Sino-foreign co-operative joint venture*	99.9	–	99.9	N/A	N/A	Property development
萬寧中榮發展有限公司	People's Republic of China Sino-foreign co-operative joint venture*	99.9	–	99.9	N/A	N/A	Property development
萬寧中宏發展有限公司	People's Republic of China Sino-foreign co-operative joint venture*	99.9	–	99.9	N/A	N/A	Property development
萬寧仁和發展有限公司	People's Republic of China Sino-foreign co-operative joint venture*	99.9	–	99.9	N/A	N/A	Property development
萬寧仁信發展有限公司	People's Republic of China Sino-foreign co-operative joint venture*	99.9	–	99.9	N/A	N/A	Property development

35 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

name	place of incorporation / principal place of operation kind of legal entity*	attributable to the group %	interest in equity shares held by company %	interest in equity shares held by subsidiary %	particulars of issued shares† no. of shares	particulars of issued shares† par value	principal activities
萬寧百納發展有限公司	People's Republic of China Sino-foreign co-operative joint venture*	99.9	–	99.9	N/A	N/A	Property development
萬寧金信發展有限公司	People's Republic of China Sino-foreign co-operative joint venture*	99.9	–	99.9	N/A	N/A	Property development
萬寧金誠發展有限公司	People's Republic of China Sino-foreign co-operative joint venture*	99.9	–	99.9	N/A	N/A	Property development
萬寧創進發展有限公司	People's Republic of China Sino-foreign co-operative joint venture*	99.9	–	99.9	N/A	N/A	Property development
寧波信富置業有限公司	People's Republic of China Sino-foreign co-operative joint venture*	99.29	–	99.29	N/A	N/A	Property development
Jointly controlled entities							
上海瑞明置業有限公司	People's Republic of China Sino-foreign equity joint venture*	50	50	–	–	–	Property development
上海瑞博置業有限公司	People's Republic of China Sino-foreign equity joint venture*	50	50	–	–	–	Property development
中船置業有限公司	People's Republic of China Sino-foreign equity joint venture*	50	50	–	–	–	Property development
Associated companies							
CITIC Tower Property Management Company Limited	Hong Kong	40	–	40	–	–	Property management
Goldon Investment Limited	Hong Kong	40	–	40	–	–	Property investment
Hong Kong Resort Company Limited‡	Hong Kong	50	–	50	–	–	Property development
Kido Profits Limited	British Virgin Islands / Hong Kong	15	–	15	–	–	Property development
Shinta Limited‡	Hong Kong	20	–	20	–	–	Property investment

35 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

name	place of incorporation / principal place of operation kind of legal entity*	attributable to the group %	interest in equity shares held by company %	interest in equity shares held by subsidiary %	particulars of issued shares† no. of shares	particulars of issued shares† par value	principal activities
Infrastructure							
Aviation							
Jointly controlled entities							
Air China Cargo Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	25	–	25	–	–	Operation of international and domestic air-cargo services and related ground services
Associated companies							
Cathay Pacific Airways Limited	Hong Kong	17.46	1.82	15.64	–	–	Airlines and related services
Swire Aviation Limited	Hong Kong	33.3	–	33.3	–	–	Investment in Hong Kong Air Cargo Terminals Limited with 10% effective interest
Power Generation							
Jointly controlled entities							
Huaibei Guoan Power Company Ltd.	People's Republic of China Sino-foreign equity joint venture*	12.5	–	12.5	–	–	Building, possession and operation of power plant and sale of electricity
Inner Mongolia Electric Power (Holdings) Company Limited (Formerly known as Inner Mongolia Fengtai Electric Power Generation Company Limited)	People's Republic of China Sino-foreign equity joint venture*	35	–	35	–	–	Coal-fired power station operation and management

35 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

name	place of incorporation / principal place of operation kind of legal entity*	attributable to the group %	interest in equity shares held by company %	interest in equity shares held by subsidiary %	particulars of issued shares† no. of shares	particulars of issued shares† par value	principal activities
Jiangsu Ligang Electric Power Company Limited	People's Republic of China Sino-foreign equity joint venture*	56.31	–	56.31	–	–	Electric power plant construction and operation
Jiangyin Ligang Electric Power Generation Company Limited	People's Republic of China Foreign investment stock company*	54.31	–	54.31	1,170,000,000	RMB1	Electric power plant construction and operation
Kaifeng Xinli Power Generation Co., Ltd. ‡	People's Republic of China Sino-foreign equity joint venture*	50	–	50	–	–	Coal-fired power station operation
Sunburst Energy Development Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	65	–	65	–	–	Investment holding
Widewin Investments Limited‡	British Virgin Islands	37.5	–	37.5	–	–	Investment holding
Wuxi Taihu Lake Pumped Storage Power Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	70	–	70	–	–	Pumped storage hydraulic power plant construction
Zhengzhou Xinli Electric Power Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	50	–	50	–	–	Electric power plant construction and operation
江陰利電能源材料有限公司	People's Republic of China Sino-foreign equity joint venture*	54.31	–	54.31	–	–	Coal related businesses and provision of maintenance and technical services for electrical appliances
Associated companies							
North United Power Corporation	People's Republic of China Sino-foreign equity joint venture*	20	20	–	–	–	Investment holding and generation of electricity and heat and related businesses

35 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

name	place of incorporation / principal place of operation kind of legal entity*	attributable to the group %	interest in equity shares held by company %	interest in equity shares held by subsidiary %	particulars of issued shares† no. of shares	particulars of issued shares† par value	principal activities
Tunnels							
Subsidiary companies							
New Hong Kong Tunnel Company Limited	Hong Kong	70.8	–	70.8	75,000,000	HK$10	Tunnel operation
Jointly controlled entities							
Eastern Harbour Crossing Company Limited ‡	Hong Kong	50	–	50	–	–	Tunnel operation
Hong Kong Transport, Logistics and Management Company Limited	Hong Kong	35	–	35	–	–	Management, operation and maintenance of the Cross-Harbour Tunnel
Western Harbour Tunnel Company Limited ‡	Hong Kong	35	–	35	–	–	Franchise to construct and operate the Western Harbour Crossing
Environmental							
Jointly controlled entities							
Changzhou CGE Water Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	24.01	–	24.01	–	–	Production and supply of tap water
Ecoserve Limited	Hong Kong	50	–	50	–	–	Design, construction and operation of refuse transfer station
Bloom Country Limited	Hong Kong	50	–	50	–	–	Investment holding
Veolia Water (Kunming) Investment Limited	Hong Kong	25	–	25	–	–	Investment holding

35 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

name	place of incorporation / principal place of operation kind of legal entity*	attributable to the group %	interest in equity shares held by company %	interest in equity shares held by subsidiary %	particulars of issued shares† no. of shares	particulars of issued shares† par value	principal activities
Associated companies							
Enviropace Limited	Hong Kong	20	–	20	–	–	Design, construction, operation and management of chemical waste treatment plant
Green Valley Landfill, Limited	Hong Kong	30	–	30	–	–	Landfill construction and operation
South China Transfer Limited	Hong Kong	30	–	30	–	–	Design, construction and operation of transfer station
上海老港生活垃圾處置有限公司	People's Republic of China Sino-foreign equity joint venture*	30	–	30	–	–	Design, construction and operation of landfill
Others							
Subsidiary companies							
CITIC Pacific Communications Limited	Bermuda	100	–	100	100,000	HK$1	Investment holding
廣州市泰富信通技術有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Provision of internet value added services
Jointly controlled entities							
CITIC Guoan Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	50	–	50	–	–	Investment holding
Associated companies							
Companhia de Telecomunicacoes de Macau S.A.R.L.	Macau	20	20	–	–	–	Telecommunications services

35 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

name	place of incorporation / principal place of operation kind of legal entity*	attributable to the group %	interest in equity shares held by company %	interest in equity shares held by subsidiary %	particulars of issued shares† no. of shares	particulars of issued shares† par value	principal activities
Listed Subsidiary Companies							
CITIC 1616 Holdings Limited (Listed in Hong Kong) §	Hong Kong	52.56	–	52.56	1,978,066,283	HK$0.10	Investment holding
Dah Chong Hong Holdings Limited (Listed in Hong Kong) §	Hong Kong	56.6	–	56.6	1,800,000,000	HK$0.15	Investment holding
Others							
Subsidiary companies							
CITIC Pacific China Holdings Limited	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Investment holding
CITIC Pacific Finance (2001) Limited	British Virgin Islands	100	100	–	1,000	US$1	Financing
CITIC Pacific Finance (2005) Limited	British Virgin Islands	100	100	–	1	US$1	Financing
Dah Chong Hong (Engineering) Limited	Hong Kong	100	–	100	951,000	HK$100	Engineering services
Idealand Investment Inc.	Republic of Panama	100	–	100	100	US$1	Financing
Jointly controlled entities							
CITIC Capital Holdings Limited	Hong Kong	50	–	50	–	–	Investment holding
上海國睿生命科技有限公司	People's Republic of China Sino-foreign equity joint venture*	24.94	24.94	–	–	–	Research and development of tissue engineering products
Associated companies							
Cheer First Limited ‡	Hong Kong	40	–	40	–	–	Financing
Jiangsu Wal-Mart Stores Co., Ltd.	People's Republic of China Wholly foreign-owned enterprise*	35	–	35	–	–	Hypermarket business
Treasure Trove Limited	Hong Kong	50	–	50	–	–	Financing
Wal-Mart East China Stores Co., Ltd.	People's Republic of China Wholly foreign-owned enterprise*	35	–	35	–	–	Hypermarket business

Note:

† *Represented ordinary shares, unless otherwise stated.*

‡ *The above companies are the affiliated companies have been given to financial assistance and guarantees given for facilities granted by the Company and / or its subsidiary company as at 31 December 2007.*

§ *Subsidiaries being separately listed on the main board of the Hong Kong Stock Exchange and including their respective group companies.*

Independent Auditor's Report

Independent Auditor's report to the shareholders of CITIC Pacific Limited
(incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of CITIC Pacific Limited (the 'Company') and its subsidiaries (together the 'Group') set out on pages 76 to 138, which comprise the consolidated and company balance sheets as at 31 December 2007, and the consolidated profit and loss account, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' Responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 17 March 2008

Major Properties Held by the Group

as at 31 December 2007

address / lot no.	leasehold expiry	group's interest %	approximate gross floor area (sq. m.)	existing use
Major Properties Held for Investment				
* 1. Skyway House, 3 Sham Mong Road, Kowloon, H.K. 2604/2700th shares of KIL No. 9706 & the extension thereto	2041	100	29,000	Office and Shop
2. Block C of Yee Lim Industrial Centre, 2-28 Kwai Lok Street, and 2-6 Kwai Hei Street, Kwai Chung, H.K. 4000/9000th shares of KCTL No. 333	2047	100	30,000	Cold Storage and Godown
3. Honest Motors Building, 9-11, Leighton Road, Causeway Bay, H.K. HKIL No. 5431 and 5432	2880	100	4,000	Office and Shop
4. Wyler Centre 1, Basement 1 & 2 and Parking Spaces Nos P50 and P51 on 2nd Floor of Wyler Centre 2, 192-210 Tai Lin Pai Road, Kwai Chung, H.K. 5779/11152th shares of and in the Remaining Portion of Kwai Chung Town Lot No. 130 and the extension thereto	2047	100	37,000	Industrial
5. Broadway Centre, No. 93 Kwai Fuk Road, Kwai Chung, H.K. KCTL No. 435	2047	100	32,000	Godown and Ancillary Office
6. DCH Commercial Centre, No. 25, Westlands Road, Quarry Bay, H.K. HKIL No. 8854	2047	100	36,000	Office and Restaurants
7. CITIC Tower, No. 1 Tim Mei Avenue, Central, H.K. HKIL No. 8822	2047	40	52,000	Office and Shop
8. CITIC Square, 1168 Nanjing Xi Lu, Jingan District, Shanghai, the PRC	2044	100	114,000	Office and Shop
9. Royal Pavilion, 688 Hua Shan Lu, Jingan District, Shanghai, the PRC	2063	100	35,000	Residential
10. New Westgate Garden, Retail portion (Phase 1), Xi Zang Nan Lu / Jian Guo Dong Lu, Huang Pu District, Shanghai, the PRC	2072	100	18,000	Shop

* *excluding a petrol filling station on the ground floor with an ancillary storage tank in part of the basement and a storeroom on the first floor*

location / lot no.	stage of completion	estimated completion date	classification	leasehold expiry	group's interest %	approximate site area (sq. m.)	approximate gross floor area (sq. m.)	existing use
Major Properties Under Development								
1. New Westgate Garden, Phase 2 Xi Zang Nan Lu / Jian Guo Dong Lu, Huang Pu District, Shanghai, the PRC	Resettlement in progress	2014	Residential & Shop	2072	100	35,300	137,000	Construction Site
2. Shanghai Lu Jia Zui, New Financial District Project, the PRC	Phase 1 Construction in progress	2010 – 2015	Office, Hotel, Residential & Shop	2044 – 2074	50	251,400	847,000	Construction Site
3. Residential Development, Qing Pu District, Shanghai, the PRC	Phase 1 Construction in progress	2008 – 2011	Residential, Shop & Hotel	2045 – 2077	100	665,900	485,000	Construction Site
4. Commercial Development, Sichuan Bei Lu Metro Station, Hong Kou District, Shanghai, the PRC	Design in progress	2010 – 2011	Office and Shop	2047 – 2057	90	13,300	53,000	Construction Site
5. Commercial Development, No 10, Hainan Road, Hong Kou District, Shanghai, the PRC	Design in progress	2010 – 2011	Office and Shop	2047 – 2057	100	16,400	66,000	Construction Site
6. Commercial Project, Jiang Dong District, Ningbo, the PRC	Construction in progress	2008 – 2009	Office and Shop	2045	99.3	39,500	98,000	Construction Site
7. Residential Development, Yangzhou, the PRC	Phase 1 Construction in progress	2008 – 2011	Residential & Shop	2045 – 2075	100	328,600	437,000	Construction Site
8. Residential Development Jiangyin, the PRC	Design in progress	2009 – 2010	Residential & Shop	2046 – 2076	56	91,300	178,000	Construction Site
9. Residential and Commercial Development, Binhu District, Wuxi, the PRC	Construction in progress	in phases from 2009 onwards	Residential & Shop	2043 – 2073	70	2,110,300	243,000	Construction Site
10. Resort Development, Shenzhou Peninsula, Wanning, Hainan, the PRC	Construction in progress	in phases from 2009 onwards	Residential, Shop & Hotel	2057 – 2077	80 – 99.9	4,280,700	919,000	Construction Site
11. Industrial Development Lots 392 and 393 in D.D.127, Kiu Tau Wai, Ping Shan, Yuen Long, H.K.	Design in progress	2010	Industrial	2047	100	4,300	9,000	Construction Site

address / lot no.	leasehold expiry	group's interest %	approximate gross floor area (sq. m.)	existing use
Major Properties Held For Sale				
1. Grand Court, 109-135 Kadoorie Avenue, Kowloon, H.K. Subsections 1 and 2 and the Remaining Portion of Section D of KIL No. 2657	2081	100	13,000	Residential
2. New Westgate Garden, Phase 1 Xi Zang Nan Lu / Jian Guo Dong Lu, Huang Pu District, Shanghai, the PRC	2072	100	11,000	Residential

Definition of Terms

Terms

Capital employed	Shareholders' funds + total debt
Cash contributed from all businesses	Cash inflow to CITIC Pacific Ltd. from its subsidiary companies, jointly controlled entities, associated companies and other investments, including proceeds from sale of businesses and dividend declared
Total debt	Short term and long term loans, notes and bonds
Net debt	Total debt less cash and bank deposits
Total capital	Shareholders' funds + net debt
EBITDA	Net profit less interest expense, taxation, depreciation and amortisation
Contribution	A business's after tax profit that contributes to unallocated central interest, overhead and goodwill

Ratios

Earnings per share

$$= \frac{\text{Profit attributable to shareholders}}{\text{Weighted average number of shares (by days) in issue for the year}}$$

Shareholders' funds per share

$$= \frac{\text{Shareholders' funds}}{\text{Total issued and fully paid shares at end of the year}}$$

Leverage

$$= \frac{\text{Net debt}}{\text{Total capital}}$$

Cashflow per share

$$= \frac{\text{Cash contributed from all businesses}}{\text{Total issued and fully paid shares at end of the year}}$$

Interest cover

$$= \frac{\text{EBITDA}}{\text{Interest expense}}$$

Corporate Information

Headquarters and Registered Office

32nd Floor, CITIC Tower, 1 Tim Mei Avenue,
Central, Hong Kong
Telephone: 2820 2111 Fax: 2877 2771

Website

www.citicpacific.com contains a description of CITIC Pacific's business, copies of both the full and summary reports to shareholders, announcements, press releases and other information.

Stock Codes

The Stock Exchange of Hong Kong: 0267
Bloomberg: 267 HK
Reuters: 0267.HK
American Depositary Receipts: CTPCY
CUSIP Reference No: 17304K102

Share Registrars

Shareholders should contact our Registrars, Tricor Tengis Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong at 2980 1333, or by fax: 2810 8185, on matters such as transfer of shares, change of name or address, or loss of share certificates.

Investor Relations

Investors, shareholders and research analysts may contact the Investor Relations Department by telephone at 2820 2004, by fax: 2522 5259 or at investor.relations@citicpacific.com.

Financial Calendar

Closure of Register:	2 May 2008 to 8 May 2008
Annual General Meeting:	8 May 2008, 10:30 a.m. Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong
Dividend payable:	13 May 2008

Annual Report 2007

Our Annual Report is also available as a Summary Financial Report. Both documents are printed in English and Chinese language and are also available on our website at www.citicpacific.com under the 'Investor Information' section.

Shareholders may choose to receive the Summary Financial Report or the Annual Report, or may also choose to rely on the Summary Financial Report or the Annual Report posted on the Company's website. Shareholders may change their choice on these matters by writing to the Company's Share Registrars.

Shareholders having difficulty in gaining access to these documents will promptly be sent printed copies free of charge upon request to the Company's Share Registrars.

Non-shareholders are requested to write to the Company Secretary, CITIC Pacific Limited, 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong, or by fax: 2877 2771 or by email: contact@citicpacific.com.

CITIC Pacific Ltd
32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771
www.citicpacific.com

Stock Code: 0267

CITIC PACIFIC

summary financial report 2007



This summary financial report 2007 only gives a summary of the information and the particulars of CITIC Pacific Limited's annual report 2007 from which the summary financial report is derived. Shareholders may obtain a printed copy of the 2007 annual report free of charge by writing to the company's share registrars, Tricor Tengis Limited.

Financial Highlights

in HK$ million	**2007**	2006
Profit Attributable to Shareholders	**10,843**	8,272
Major Businesses' Contribution		
Special Steel	**2,242**	1,333
Property	**731**	2,035
Infrastructure	**2,327**	4,201
Listed Subsidiaries		
CITIC 1616	**2,085**	191
Dah Chong Hong	**3,041**	297
Fair Value change of Investment Properties	***1,217***	*1,077*
Cash Contributed from all Businesses	**14,550**	15,941
Capital Employed	**88,447**	64,803
Shareholders' Funds	**59,793**	46,510
Net Debt	**20,609**	14,614
Cash & Available Committed Loan Facilities	**26,589**	18,371

in HK$		
Earnings per Share	**4.91**	3.77
Dividends per Share		
Regular	**1.20**	1.10
Special	**0.20**	0.60
Staff	**24,319**	23,822

Please refer to Definition of Terms on page 67

Major Businesses

CITIC Pacific has unrivalled experience and expertise in operating businesses in China both on the mainland and in Hong Kong. With the rapid development of the Chinese economy, CITIC Pacific is increasingly focusing its businesses activities on the mainland of China. Our major businesses are special steel manufacturing; iron ore mining which supplies the raw material needed in the making of special steel, and property development in mainland China.

Special Steel

CITIC Pacific Special Steel operates through three steel plants in mainland China with total annual production capacity of over seven million tonnes. It is a leader in the manufacturing of special steel used in bearings and gears among others. The three plants are ideally located to cover the main markets for special steel in Eastern, Central and Northern China.

Jiangyin Xingcheng Special Steel is a leader in China specializing in the making of high-grade special steel used in bearings, gears, springs and high-pressurized piping steel. Its new line, in cooperation with Sumitomo Metals of Japan, has the most advanced technology in the industry.

Xin Yegang Steel is located in Central China, it has a long history dating back to 1908. Its seamless steel tubes, one of its major products, continues to receive strong demand and remains very profitable.

Shijiazhuang Steel Mill became a member of CITIC Pacific Special Steel in 2006. Built in 1957, it is now a manufacturer of special steel with 2.2 million tonnes in production capacity. Its products are mainly supplied to the auto component industry.

Iron Ore Mining

CITIC Pacific owns the mining rights to two billion tonnes of magnetite iron ore with options to another four billion tonnes in the Pilbara region of Western Australia. The two billion tonnes of ore is capable of producing 27.6 million tonnes of product annually to supply mainland China and CITIC Pacific's steel plants in particular.

Property

CITIC Pacific's property team has extensive experience in building and managing medium and large scale residential and commercial projects including Shanghai's CITIC Square and New Westgate Garden, and Hong Kong's CITIC Tower.

In the past few years, the Group has been active in investing in properties in mainland China. Currently CITIC Pacific has a large quality land bank in Shanghai, major secondary cities in the Yangtze Delta area and Hainan Island.

Chairman's Letter to Shareholders

I am pleased to report that our group recorded a net profit of HK$10,843 million for the year 2007, surpassing the HK$10 billion mark for the first time. This represents a growth of 31% from the historic high of HK$8,272 million set in 2006. Earnings per share were HK$4.91. The board has recommended paying a final dividend of HK$0.80 per share. Including the regular (HK$0.40) and special (HK$0.20) dividend per share already paid at the interim, the total dividend per share for the year will be HK$1.40.

In 2007, we continued to focus on developing our three core businesses – special steel manufacturing, iron ore mining and property development in mainland China – and increased our investments in them. We also continued to divest our non-core businesses. This included the listings of CITIC 1616 and Dah Chong Hong. By listing these companies as separate entities, we are further demonstrating our focus on our core businesses. In addition, this helped to further unlock the true value of our Group as a whole.

Now let me report on our businesses, which all performed well in 2007. Detailed descriptions of them can be found in the 'Business Review' section of our summary financial report.

Special Steel

CITIC Pacific's special steel business has expanded rapidly in recent years, and has become the main growth driver for our recurring earnings. Profit contribution from this business was HK$2,242 million in 2007, an increase of 68% from 2006.

Jiangyin Xingcheng Special Steel's new production line was completed and full production began in 2007. The equipment and technology employed by this line are the most advanced of their type in not just China, but globally. Its products are of high quality and will be highly competitive. Profitability is expected to rise as a result.

Xin Yegang and Daye Special Steel continued their solid performance and increased profits. A newly constructed 900,000 tonne coking plant was completed in 2007 and is already profitable. A production line for the manufacturing of steel tubes with a diameter of 460mm is being constructed and is progressing well. Once completed, it will become a new contributor to Xin Yegang's profit growth.

Since becoming a member of CITIC Pacific in the second half of 2006, Shijiazhuang Steel has been integrated into our special steel operation. In 2007, its productivity improved and profit grew significantly. Located in Northern China, Shijiazhuang Steel will cooperate with and complement Jiangyin Xingcheng Special Steel in Eastern China and Xin Yegang / Daye Special Steel in Central China. Together they form an 'iron triangle,' ideally located to cover the primary special steel markets in the major industrial regions of China.

CITIC Pacific Special Steel, through its three production bases, will continue to increase investment, improve its product mix, and expand its production capacity to further solidify its leading position in the production of special steel in China and globally.

We recently acquired a 30% interest in a coal mine located in Shandong Province. Once built, the mine will be capable of producing up to six million tonnes per annum of high quality coal for use in the production of coking coal. Surging demand in recent years for iron ore and coke, which are key raw materials needed in the steel manufacturing process, resulted in a tight supply and a significant increase in their prices. To ensure the supply of these important raw materials, we invested in iron ore mining, coking coal mining and coke production facilities. After the completion of our iron ore mine in Australia in the next two years, we will have a secure supply of iron ore and coke for our steel business. As such, our overall competitive advantage will be further enhanced. These investments are strategically important to the expansion of our special steel business.

Iron Ore Mining

Progress is being made at our iron ore mine in the Pilbara region of Western Australia. We obtained the right to mine an additional one billion tonnes of ore after the reserve was proven, increasing our total mining rights to two billion tonnes. This large scale magnetite ore project has world class technologies and is capable of producing 27.6 million tonnes of products per annum. Production is expected to begin in 2009 – 2010.

Our mine, upon completion, will provide a long-term stable supply of iron ore to our steel plants and to other steel manufacturers in China. CITIC Pacific also holds options to purchase the mining rights up to an additional four billion tonnes.

To transport the ore, we purchased twelve 115,000 DWT bulk carriers. These ships are specially designed with wide bodies, and can travel from Australia to the Yangtze River and dock at our own port in Jiangyin Xingcheng Special Steel without the need to transship. This will lower transportation costs and improve efficiency. We are also studying the possibility of building an ore piling facility in the Yangtze River area to establish an iron ore logistics system.

Property Development

Property development in mainland China is one of our core businesses. The Chinese government recently implemented measures to prevent the overheating of the property market and sharp increases in property prices. We believe that in the long-term, with the continuing development of the Chinese economy, market demand for quality properties will remain strong. We have confidence in the long-term prospects of the property market in mainland China and we will continue to seek opportunities to increase our land bank.

Phase One (260,000 square metres) of our Shanghai Lu Jia Zui New Financial District Project includes two landmark office towers each with a gross floor area of 100,000 square metres, a top quality hotel and serviced apartments. All buildings will be on top of a large retail podium. The project will also include underground vehicular access, a large car park and other related facilities. Completion of Phase One is targeted for 2010. Preparation for Phase Two and Three are ongoing. Demand for Grade A offices and commercial properties in Shanghai remain strong. This project has attracted the attention of large institutions in China and internationally, and many of them have expressed keen interests in buying or leasing the buildings.

Our large residential and commercial development in the Qingpu District in Shanghai is progressing well. Units with a gross floor area of about 10,000 square metres were launched for pre-sale at the end of 2007 and all units were quickly sold. Located at the junction of Jiangsu Province, Zhejiang Province and Shanghai, Qingpu enjoys convenient transportation and a nice living environment and good potential for value appreciation. The project also includes a five-star hotel which will be managed by a well-known international hotel group.

Progress is also being made at our residential development project in the city center of Yangzhou in Jiangsu Province. Pre-sale of 265 units in Phase One began in the fourth quarter of 2007. As a result of the positive response from the market, most of these units were sold.

In our New Westgate Garden Phase One residential development, with the exception of a few units, most have been sold.

Our large integrated development project in Wanning City in Hainan Province is going well. Phase One will include four hotels and auxiliary facilities. These hotels will be managed by internationally renowned hotel groups. Construction of the hotels has begun. Work has also commenced on a world class golf course, a club house and other related facilities. Our goal is to develop the project into a large integrated community that is suitable for both tourists and residents. As living standards rise, we believe that demand will surely increase for high quality properties that provide an excellent environment and unique design. Our Hainan Island project has tremendous potential and will meet this demand.

Our investment properties in Shanghai and Hong Kong remain well let and have recorded good growth in rental income.

Units in Phase 13 (Chianti) of our Discovery Bay development in Hong Kong are mostly sold. Foundation work for Phase 14 has been completed and superstructure work will begin soon.

Other Businesses

Our aviation, power generation and cross harbour tunnel businesses all performed well in 2007. Benefiting from an increase in passengers, Cathay Pacific's profit for the full year rose a significant 72% to reach HK$7,023 million, which is a historic high. Phase IV (2x600MW) at our Ligang Power Station began commercial operation recently. Together with other units that are in operation, Ligang is now one of the largest coal-fired power plants in China with a total installed capacity of 3,800MW. The Eastern and Western Harbour Tunnels in Hong Kong operated smoothly and total tunnel profits as well as cash flow increased compared with last year.

CITIC 1616 and Dah Chong Hong performed well in 2007 and had good profit growth. Following their listings, the ability of both companies to raise capital was enhanced with the establishment of their own capital markets platforms. This should be beneficial to the long-term development of these two companies.

Looking to the Future

After years of hard work, our three core businesses – special steel manufacturing, iron ore mining and property development in mainland China are becoming more mature. Our market leading position in special steel will continue to improve, and we expect this business to remain a major contributor to our group's recurring earnings in the next two years. Once our iron ore mine in Australia is completed, it will become a new source of earnings growth for us. We are confident that our property projects in the Yangtze River Delta area centered around Shanghai and our land bank in Hainan Island are of high quality and have excellent growth potential. Even though the recent sub-prime problems have resulted in uncertainties in other markets, we believe that the Chinese economy will maintain its growth momentum for the foreseeable future. We will be able to capture opportunities and leverage our expertise to expand and develop our core businesses to achieve higher returns for our shareholders.

On behalf of all the directors, I would like to express my sincere thanks to everyone at CITIC Pacific for their hard work and contribution, and to our investors, bankers and everyone else for their continuing support.

Larry Yung Chi Kin
Chairman
Hong Kong, 17 March 2008

Special Steel

- *Largest manufacturer of special steel in China*
- *Over 7 million tonnes of annual production capacity*
- *Producing products such as bearing steel, gear steel, spring steel and seamless steel tubes*
- *Supplying to high growth industries such as auto, industrial manufacturing and power generation*

HK$ million	**2007**	2006
Turnover	**18,501**	15,278
Contribution	**2,242**	1,333
Proportion of total contribution	**22%**	17%
Net assets	**12,617**	9,129
Capital expenditure	**1,442**	3,674








CITIC Pacific Special Steel
79%
100%
65%
Jiangyin Xingcheng Special Steel
3m tonnes capacity
Xin Yegang Steel Daye Special Steel*
2m tonnes capacity
Shijiazhuang Steel Mill
2.2m tonnes capacity
Shijiazhuang Hebei Province
North
East
Jiangyin Jiangsu Province
Huangshi Hubei Province
Central

** CITIC Pacific owns 58% of Daye Special Steel*

CITIC Pacific Special Steel is the largest special steel manufacturer in China. Annual production capacity of the Group's three plants, Jiangyin Xingcheng Special Steel, Xin Yegang Steel and Shijiazhuang Steel Mill was over seven million tonnes at the end of 2007. Major products are used in the auto component, industrial manufacturing, oil and petrochemical industries for making products such as bearings, gears, springs and seamless steel tubes. The three plants are ideally located to cover the main markets for special steel located in Eastern, Central and Northern China.

Solid performance

In 2007, CITIC Pacific Special Steel's three plants produced a total of 6.5 million tonnes of special steel products, a 9% increase compared with 2006. All three plants operated near full capacity. The rise in production was attributed to continued strong demand for the Group's products both domestically in China and overseas, and the new production line in Jiangyin Xingcheng Special Steel which became fully operational in June 2007.

Exports rose 52% to 1.1 million tonnes. This increase is primarily due to solid demand and higher prices in the overseas markets.

Profit of the special steel business rose 68% compared with 2006 as a result of increased production volume, a larger proportion of higher-end products which commanded higher profit margins, as well as increased exports which had higher prices than products sold domestically. The good performance of Shijiazhuang Steel Mill, which the Group acquired in the second half of 2006, was another significant factor. CITIC Pacific Special Steel's continuing effort in improving the product mix, enhancing coordination in raw material purchasing, and expanding product sales and marketing are all important factors in achieving an excellent bottom line.





Products

Special steel refers to steel that has properties such as heat resistance, anti corrosion and anti fatigue. Categorized by shape, special steel includes bar steel, plate and strip steel, tube steel and wire steel. Approximately 90% of CITIC Pacific Special Steel's products are bar steel which are manufactured to order based on customers' specific requirements. As a result, there is little inventory. These bars are sold to manufacturers who turn this steel into products such as gears, bearings and springs.

Key products of CITIC Pacific Special Steel

products	2007 market share	sale ('000 tonnes) 2007	2006*
Gear steel	40%	**831**	746
Bearing steel	35%	**789**	594
Alloy spring steel	35%	**463**	397
Other alloy steel	27%	**1,835**	1,588
Carbon structure	19%	**1,471**	1,595

* *Includes full year production of Shijiazhuang Steel Mill in which CITIC Pacific had no equity interest until July 2006.*

Statistics are from the China Special Steel Enterprises Association, and include only registered enterprises.

The Group's products are sold to these industries

industries	2007 sales ('000 tonnes)	percentage
Auto components	2,599	40%
Industrial manufacturing	1,319	20%
Metal works	1,076	17%
Power generation	384	6%
Others	555	9%
Oil and petrochemical	350	5%
Railway	140	2%
Shipbuilding	94	1%
Total	6,517	100%

The rapid growth of these industries, in particular the auto industry, continues to support the strong growth in the demand for special steel. The Group's products are used by Toyota, General Motors, Honda, Volkswagen and Volvo.



Special steel manufacturing process


Blasting Furnace
Iron Ore
Coke
Converter*
Ladle Refining Furnace
Continuous Casting Machine
Alloy
Products
Continuous Rolling Mill
Scrap Steel
Electric Arc Furnace
Vacuum / RH Degassing Furnace†
* Xin Yegang does not use a converter
† Shijiazhuang Steel Mill does not use Vacuum / RH degassing furnace

Production of special steel

The manufacturing process employed by the Group's three special steel plants includes a blasting furnace, either a converter or an electric arc furnace, a ladle refining furnace and a vacuum / RH degassing furnace. This is then followed by a continuous casting and rolling process.

Raw materials

Major raw materials used in the production of special steel include iron ore, scrap steel, coke, coal and alloy.

Major raw materials

type	2007 ('000 tonnes)	percentage of total value
Iron ore	9,197	39%
Scrap steel	1,863	21%
Coke	2,218	13%
Coal	2,047	7%
Alloy	200	17%

The price of raw materials increased significantly in 2007, in particular for iron ore, as a result of a sharp rise in its price on the spot market and high shipping costs. In 2007, 55% of CITIC Pacific Special Steel's iron ore was sourced from outside China, with Australia being the largest supplier with 33% of total imports. The remainder was mainly sourced from Brazil, India and Russia. Of the total 9.2 million tonnes of iron ore used in 2007, appropriately 25% was contracted and the rest was purchased on the spot market.

Securing a stable source of iron ore is a top priority for the management of the plants. The requirement for iron ore will be met by the Group's iron ore mine in Australia when the mine reaches full production in 2011.

With the goal of lowering the overall cost of the delivered iron ore, CITIC Pacific ordered a total of 12 bulk carriers with 115,000 deadweight tonnage (DWT) each. The first will be delivered in 2010. These vessels are specially made to travel up the Yangtze River to arrive at Jiangyin Xingcheng Special Steel, which is expanding its port capacity to accommodate these vessels.

Pricing of special steel products

In 2007, the price of special steel products in all three of the Group's plants rose significantly. Average prices of products in 2007 were approximately 17% higher than in 2006. This is due to a combination of the market's strong demand and higher raw material costs, which traditionally tend to push up special steel product prices as manufacturers usually pass the cost increases on to customers. During the year, prices were adjusted periodically to reflect the surge in raw material costs and this trend continued into first two months of 2008.

The challenge for CITIC Pacific Special Steel going forward is to operate more efficiently and to improve the product mix in favor of higher quality steels. For 2007, 36% of the Group's products were high-end. This compared with 25% in 2006.

Jiangyin Xingcheng Special Steel

Located in Jiangsu Province in the Eastern part of China, Jiangyin Xingcheng Special Steel is a leader in special steel manufacturing in China. With the newly finished production line built in partnership with Sumitomo Metals Kokura of Japan, its annual production capacity is now three million tonnes. This new line is now producing special steel for high-end auto components. It is also the first and only line in China capable of producing round tube billet with a diameter of 600mm for use in industrial manufacturing. The plant's other high-grade products are used in the making of bearings, gears, springs and high-pressurized tube steel. Jiangyin Xingcheng Special Steel is strategically situated next to the Yangtze River and has two 50,000 tonne wharfs, providing efficient transport of its raw materials and finished products. The wharfs are being expanded to accommodate the 115,000DWT vessels that will be transporting iron ore from the Group's mine in Australia in 2010.

Jiangyin Xingcheng Special Steel's products


8%
17%
12%
9%
13%
10%
31%
Wire
Bearing steel
Gear steel
Alloy spring steel
Alloy steel
Carbon structure steel
Others

In 2007, Jiangyin Xingcheng Special Steel produced a total of 2.7 million tonnes of steel, up 19% compared to 2006. Exports grew 61% to reach 490,000 tonnes. Many of the products are certified by renowned users worldwide, such as SKF, FAG and Caterpillar.

Xin Yegang Steel (Xin Yegang)

Annual production capacity at Xin Yegang at the end of 2007 was two million tonnes which includes the capacity of Daye Special Steel, an A-share listed company in which CITIC Pacific holds a 58% interest. Xin Yegang's products include bearing steel, gear steel, spring steel, alloy steel, carbon structure steel and seamless steel tubes that are used in the auto, oil, petrochemical, power and industrial manufacturing sectors.

Located in the city of Huangshi in Hubei Province, Xin Yegang is the oldest steel plant in China, dating back to 1908. It is located next to the Yangtze River, with three 5,000 tonne wharfs that enable it to enjoy an advantage in transportation. In the future, the Group's 115,000 DWT vessels will transport the iron ore from Western Australia to ports on the Yangtze River where it will be loaded onto smaller vessels which can travel to Xin Yegang and dock at its port. As a result, transshipment costs should be reduced. Currently larger vessels dock at the Beilun and Shanghai ports where transshipments are sometimes delayed due to over capacity.

Xin Yegang Steel's products


23%
11%
11%
3%
9%
20%
23%
Tube
Bearing steel
Gear steel
Alloy spring steel
Alloy steel
Cartoon structure steel
Others

In 2007, Xin Yegang produced 1.9 million tonnes of steel, a 9% increase compared with 2006. Exports were 277,000 tonnes which was 15% of total sales and an increase of 52% from the previous year. One of Xin

Yegang's main products, seamless steel tube, continued to achieve excellent returns supported by strong demand. Its production is now 23% of Xin Yegang's product portfolio and is expected to expand further.

Shijiazhuang Steel Mill (Shigang)

Located in the city of Shijiazhuang in Hebei Province, Shigang benefits not only from the efficient transportation networks around Beijing and Tianjin, but also from the neighboring coal rich Shanxi Province. Established in 1957, Shigang is now a manufacturer of special steel with a production capacity of over two million tonnes.

Its main products include bearing steel, gear steel, alloy steel and spring steel, and are supplied mainly to the auto components and industrial manufacturing sectors.

Shijiazhuang Steel Mill's products


13%
13%
44%
1%
29%
Bearing steel
Gear steel
Alloy spring steel
Alloy steel
Carbon structure steel

Since becoming a member of the CITIC Pacific Special Steel group in the second half of 2006, Shigang's performance has improved significantly, primarily as a result of improved product quality mix.

Total steel produced in 2007 was 2 million tonnes, a 2% growth from 2006. Exports were 17% of total products sold.

CITIC Pacific Special Steel's success

Jiangyin Xingcheng's bearing steel, high pressurized tube steel and spring steel, Xin Yegang's seamless steel tubes and high alloy content bar steel, together with Shijiazhuang Steel Mill's high quality structure steel for autos, provide CITIC Pacific Special Steel with the widest range of products among special steel makers in China.

The Group's ability to command a leading position in many of the products it makes lies in the management's ability to focus on brand building, product quality improvement, effective cost controls and improved efficiency. Many of the Group's products are certified by worldwide users such as SKF of Sweden, FAG and Schaeffler of Germany, NSK, KOYO and NTN of Japan and Delphi and Caterpillar of the United States. Jiangyin Xingcheng Special Steel, Xin Yegang and Shigang are well recognized and respected brands in China's special steel market.

Strategically located to cover three main markets of special steel in China, the Group's three plants can provide customers with convenient after sales services.

Centralized technology development is essential to continued improvement in product mix and quality.

Looking ahead

Total production of special steel products in China in 2007 reached 60 million tonnes, a growth of 23% compared with 2006 supported by demand from both the domestic Chinese market and from users in the international markets. As China continues to grow, more special steel will be needed.

CITIC Pacific Special Steel will continue to achieve excellence in products we make. At the same time, the Group is also exploring opportunities to expand into other products that have good market potential.

Iron Ore Mining

- *2 billion tonnes of magnetite ore reserves to produce 27.6 million tonnes annually of concentrate and / or pellets*
- *Largest planned magnetite project in Australia and first to include large scale downstream processing*
- *Scheduled to provide a secure supply of iron ore to CITIC Pacific's special steel plants from 2009 / 2010*
- *Potential to increase production to over 70 million tonnes per annum*

HK$ million	**2007**	2006
Net assets	**7,067**	1,852
Capital expenditure	**4,808**	1,754



Pilbara
Australia
Sino Iron Project
Dampier
Karratha
Cape Preston

Sino Iron Project – Magnetite mining and processing for export


Open pit mine
Primary crusher
Coarse ore pile
Grinding mills
Magnetite concentrator
Slurry pipeline
Dewatering & pellet plants
Magnetite concentrate & pellet stockpiles
Conveyor
Ore barges
Trans-shipment loading barge
Bulk carrier

Sino Iron Project

CITIC Pacific's Sino Iron Project will be a world class, large-scale magnetite iron ore mining and processing operation. Located near Cape Preston, 100km southwest of Karratha, in Western Australia's Pilbara region, the project has over two billion tonnes of identified magnetite resources which can produce 27.6 million tonnes of concentrate and / or pellets annually (mtpa) for about 25 years. These products will be exported to CITIC Pacific's three special steel plants in China and to other Chinese steel manufacturers.

In addition to the existing identified resources, CITIC Pacific has options to purchase the mining rights to a further four billion tonnes if the reserve is proven, therefore, taking potential production to over 70mtpa.

Processing on a new scale

Managed by CITIC Pacific Mining, a wholly owned Australian subsidiary of CITIC Pacific, the US$4.2 billion Sino Iron Project is the largest magnetite project planned in Australia. It will be a highly technical operation requiring significant processing and supporting infrastructure.

Processing infrastructure will include primary crushers, grinding mills, a concentrator and pellet plant. Supporting infrastructure will include a new port, port facilities, a 25 kilometre slurry pipeline, a product stockyard, a 450 megawatt gas fired power station and a 51 gigalitre desalination plant.

CITIC Pacific Mining will conduct its own mining and has sourced some of the world's largest mining handling equipment including hydraulic excavators and diesel-electric haul trucks.

The new port will include a transshipment facility to load ships with the product for export to China.

The original estimated capital expenditure for the project was US$2.5 billion. The latest estimated capital expenditure is likely to be approximately US$3.5 billion. This increase is due to an expanded planned production of concentrate by 15% (production volume was originally anticipated to be 24mtpa and has now been increased to 27.6mtpa); specification modifications as a result of ore body characteristics; industry wide cost pressures and inflation in the global mining industry, especially in Australia; depreciation of the US dollar to the Australian dollar and to the RMB; and cost pressures and inflation in China where certain supplies are sourced. Since the commencement of our project in the second quarter of 2006, the global price of iron ore (fines) has increased from US cents 61.7 per dry metric tonne unit (dmtu) to US cents 132.7 per dmtu, amounting to a 115% increase, which is more than sufficient to cover the escalation in capital costs. Given the current price trend of iron ore, we believe there will be further positive impact on the business model. CITIC Pacific's steel plants would also benefit from the stable supply.

Timeline

2003	October	Environmental approval given (to previous proponent company)
2006	March	CITIC Pacific purchases initial mining rights
	May	CITIC Pacific Mining formed
	June	Foreign Investment Review Board approval granted
	November	Exploration drilling progam commenced
	December	Major Project Status granted by Australian Government
2007	January	Signed construction contract with MCC
	August	MCC acquired 20% equity in project
	December	Bulk sample of ore for production testing commenced
2008 to 2010		Geotechnical drilling continues
		Further environmental management plans approved
		State Agreement Act amendments
		Construction commences
		First shipment of product to China



Progress in 2007

CITIC Pacific's mining rights were increased from one to two billion tonnes in a further agreement signed in 2007.

In August 2007, the lead engineering construction contractor for the Sino Iron Project, China Metallurgical Group Corp. ('MCC'), entered into a sales and purchase agreement to acquire a 20% equity interest in the project (subject to the approval of the Chinese and the Australian governments). The construction contract with MCC was also extended from the initial one billion tonne to the current two billion tonnes.

Key government approvals for mining and environmental components were advanced in consultation with the Western Australian government.

In November 2007, CITIC Pacific Mining and the Sino Iron Project were publicly launched in Australia.

At the Pilbara mine site in December 2007, a bulk sample started that will move seven million tonnes of material. A representative sample will be sourced from this material to confirm earlier test work carried out using drill core samples. These results will be used to confirm the technical specifications for the processing equipment design.

Major design work in both Australia and China on the processing elements of the project is advanced, as well as resource development and mine planning. Construction has commenced on the first of six mill lines and crushers at CITIC Heavy Machinery in Luoyang and the magnetite concentrator at NETC in Anshan.

Long lead items, including gas turbines and gas line pipe, have already been ordered, and key construction contractors have been identified for the gas pipeline, power plant and desalination plant.

Also in 2007, CITIC Pacific Mining purchased the Mardie pastoral station, on which the mine area and processing infrastructure is located. Ownership of the station will improve access to land and also presents opportunities for environmental improvement programs to be implemented.

Looking ahead

Subject to relevant Western Australian government approvals, construction is scheduled to begin in 2008 to allow production of the first magnetite concentrate from the first mill line in 2009 / 2010. The remaining mill lines will be commissioned progressively from 2010. The desalination plant engineering and procurement is progressing and some of the long lead items have been ordered. First water from the desalination plant is expected to be available in 2009.

Additional geotechnical drilling will also take place to further define the mine's ore body.

2500 jobs are expected to be created during the project's construction phase, and 600 operational jobs over the mine's 25-year life.

In 2008, CITIC Pacific Mining plans to sign a joint venture agreement with Central Mining and Contracting, a Pilbara-based indigenous mining contractor who is currently providing various mine services to the project. This joint venture will ensure local indigenous people benefit through employment, training and business opportunities in the future.

Strategic value to CITIC Pacific

The Sino Iron project, in conjunction with CITIC Pacific's recent order of 12 ships for its iron ore delivery, will guarantee a secure supply and transportation of raw materials for the Group's steel making operations in China.



Magnetite is one of the principal ores of iron and the most magnetic of all the naturally occurring minerals on earth. Its magnetic properties allow it to be readily refined into an iron ore concentrate for use in steel making. In the conversion process, significantly less carbon dioxide is produced than with other iron ore types, making magnetite increasingly desirable in this era of environmental awareness.

The iron ore products from the Sino Iron project will be suitable for specialty steel making where customers are seeking low levels of phosphorous and alumina.

Building on the expertise that has been developed within the CITIC Pacific Mining team, in the future, CITIC Pacific will look at acquisitions or expansions that will build the company's iron ore / resources portfolio.

Property

- *Focuses on developing projects in mainland China*
- *Employs a team of experienced professionals in mainland China and Hong Kong working on all aspects of property projects*
- *Specializes in medium and large scale integrated projects*

HK$ million	**2007**	2006
Turnover	**1,321**	8,320
Contribution	**731**	2,035
Proportion of total contribution	**7%**	25%
Net assets	**26,367**	20,299
Capital expenditure	**4,525**	2,873



Headquarters
CITIC Tower

CITIC Pacific's Properties

by gross floor area


Hong Kong
10%
Mainland China
90%

Mainland China

- Developing 4.2 million square metres of gross floor area in the coming years
- Strategically focusing on Shanghai, major secondary cities in the Yangtze Delta area as well as in the Shenzhou Peninsula on Hainan Island
- Actively sourcing additions to land bank

Mainland China Properties



Development
Investment
68%
18%
8%
5%
1%
21%
46%
33%
96%
4%
Residential
Retail
Hotel/Resort Facilities
Office
Others

Total gross floor area 4.4 million square metres



Beijing
Tianjin
China
Shanghai
Chongqing
Guangzhou
Hong Kong
Jiangsu
Yangtze River Delta
Yangzhou
Nanjing
Jiangyin
Wuxi
Suzhou
Shanghai
Anhui
Hangzhou
Shaoxing
Zhejiang
Ningbo
Haikou
Boao
Wanning
Sanya
Hainan Island

★ Cities in which CITIC Pacific has land bank

Development Properties

projects	usage	ownership	approx. site area (sq. metre)	approx. GFA (sq. metre)	expected completion date
New Westgate Garden, *Shanghai*	Residential, retail	100%			
Phase I			32,900	11,000 (on sale)	Completed
Phase II			35,300	137,000	2014
Qingpu Residential Development, *Shanghai*	Residential, hotel, retail	100%	665,900	485,000	2008 to 2011
Lu Jia Zui New Financial District Project, *Shanghai*	Office, hotel, residential, retail	50%	251,400	847,000	2010 to 2015
Site at Sichuan Beilu Station of Metro Line No. 10, Hongkou, *Shanghai*	Office, retail	90%	13,300	53,000	2010 to 2011
Site at No.10, Hainan Rd. Hongkou, *Shanghai*	Office, retail	100%	16,400	66,000	2010 to 2011
Jiang Dong District *Ningbo, Zhejiang Province*	Office, retail	99%	39,500	98,000	2008 to 2009
Yangzhou, Jiangsu Province	Residential, retail	100%	328,600	437,000	2008 to 2011
Jiangyin, Jiangsu Province	Residential, retail	56%	91,300	178,000	2009 to 2010
Binhu District *Wuxi, Jiangsu Pronvince*	Residential, retail	70%	2,110,300	243,000	In phases from 2009 onwards
Shenzhou Peninsula *Wanning, Hainan Province*	Hotel, retail, residential	80% – 99.9%	6,710,100	1,653,000	In phases from 2009 onwards
Total			10,295,000	4,208,000	

GFA = *gross floor area i.e. the total area of permitted construction above ground*

Shanghai

Lu Jia Zui New Financial District Project

50% owned

Site area:	251,400 square metres
Gross floor area:	847,000 square metres Phase I – 263,000 square metres Other phases – 584,000 square metres
Usage:	Office, retail, hotel and residential
Expected completion:	2010 – 2015
Current status:	Phase I construction in progress

Previously used as a shipyard, this site occupies the last significant prime area in Pudong, on the south shore of the Huangpu River. Jointly developed by CITIC Pacific and the China State Shipbuilding Corporation, this project will include grade-A office buildings, retail, residential and hotels. The entire project will be developed in three phases and takes advantage of the river view, convenient transportation and comprehensive master planning. The buildings will become a prominent landmark on the bank of the Huangpu River.

Clearance of the site was completed in January, 2008. The five star hotel in Phase I will be managed by an internationally renowned hotel operator. As the financial centre of China, Shanghai, and in particular the Lu Jia Zui Financial District in Pudong, is attracting an increasing number of financial institutions that intend to set up their regional headquarters in the area. Some large international financial institutions have already expressed interest in taking up space in the office towers in various phases.



Zhujiajiao New Town – Qingpu Residential Project

100% owned

Site area:	665,900 square metres
Gross floor area:	485,000 square metres
Usage:	Low density residential, retail and hotel
Expected completion:	2008 – 2011
Current status:	approx. 30,000 square metres GFA under construction 61 units launched in September, 2007; all sold 455,000 square metres – under planning



Located in the western part of Shanghai, at the junction of Zhejiang Province, Jiangsu Province and Shanghai, the Qingpu District is the focus in the development of the western part of the city.

Adjacent to two scenic lakes, Dadian Lake and Dianshan Lake, this project will take full advantage of the cultural traditions and history of the area to create a unique living environment. The project consists of villas, semi-detached houses, town houses, retail shops and a hotel. The hotel will be managed by a well known international hotel operator. This development will form the new core area of Zhujiajiao.

New Westgate Garden

100% owned

Phase I

Site area:	32,900 square metres
Gross floor area:	117,000 square metres (11,000 square metres on sale)
Usage:	Residential
Number of units:	709
Completed:	June, 2006
Current status:	90% of units sold as of early March, 2008

Phase II

Site area:	35,300 square metres
Gross floor area:	137,000 square metres
Usage:	Residential and retail
Expected completion:	2014
Current status:	Re-settlement in progress



Located in the Huangpu District of Shanghai, adjacent to Xizang Nanlu and Jianguo Donglu, this high-class residential development is within walking distance of the Lao Xi Men subway station of the new Metro Line 8. It includes residential towers, retail shops, and a basement car park.

Sichuan Beilu Station of Metro Line No. 10

90% owned

Site area:	13,300 square metres
Gross floor area:	53,000 square metres
Usage:	Office and retail
Expected completion:	2010 – 2011
Current status:	Design in progress



CITIC Pacific and Shanghai Shentong Metro Assets Management Co. jointly acquired the site in early 2007 located in Hongkou District. Situated above the Sichuan Beilu Metro Station currently under construction, the project is comprised of office buildings and retail outlets that take advantage of the pedestrian flow generated by the metro line.

No. 10 Hainan Road

100% owned

Site area:	16,400 square metres
Gross floor area:	66,000 square metres
Usage:	Office and retail
Expected completion:	2010 – 2011
Current status:	Design in progress

The site was acquired in December, 2007. On the east side of the Sichuan Beilu Station development, it will be designed and developed into a combined landmark project for this thriving district.

Zhejiang Province

CITIC Square, city of Ningbo

99% owned

Site area:	39,500 square metres
Gross floor area:	98,000 square metres
Usage:	Office and retail
Expected completion:	2008 – 2009
Current status:	Superstructure works in progress

This development is in the Jiangdong District of Ningbo, the provincial capital as well as the centre of economic development of Zhejiang Province. The site is very close to 'Ningbo Eastern New City', the future political and economic centre of Ningbo. CITIC Square will be a Grade A office and retail development.



Jiangsu Province

Binhu District Residential Project, city of Wuxi

70% owned

Site area:	2,110,300 square metres
Gross floor area:	243,000 square metres
Usage:	Residential and retail
Expected completion:	In phases from 2009 onwards
Current status:	Foundation works in progress

CITIC Pacific, together with the Wuxi Guolian Group is jointly developing this residential and commercial property in the Binhu District of Wuxi. This site is located in front of the scenic Tai Lake and is within 15 - 20 minutes driving distance from the city centre. The project will be developed in phases with villas, town houses, low-rise and mid-rise residential buildings, all designed to take advantage of the extensive landscape and scenic view of the Tai Lake.

Yangzhou Residential Project, city of Yangzhou

100% owned

Site area:	328,000 square metres
Gross floor area:	437,000 square metres Phase I – 90,000 square metres Other phases – 347,000 square metres
Usage:	Residential and retail
Expected completion:	2008 – 2011
Current status:	Phase I construction in progress

Located in the western part of the city centre, the site will be developed with the connotation of the historical culture and neighboring environment of Yangzhou. A variety of residential units in low-rise, mid-rise and high-rise buildings will be provided. The project has been well received by the market with over 99% (262 units) of the units launched in Phase I sold as of early March, 2008, during the pre-sale which began in September 2007.



Hainan Province

Jiangyin Project, city of Jiangyin

56% owned

Site area:	91,300 square metres
Gross floor area:	178,000 square metres
Usage:	Residential and retail
Expected completion:	2009 – 2010
Current status:	Foundation works commencing soon



Jiangyin is one of the fastest growing cities in Jiangsu Province. CITIC Pacific and the Wuxi Guolian Group are co-developing Jiangyin Xingcheng's old steel mill site in the eastern city centre into a residential and commercial property.

Shenzhou Peninsula Development, city of Wanning

80% – 99.9% owned

Site area:	6,710,100 square metres
Gross floor area:	1,653,000 square metres
Usage:	Integrated residential, hotel, retail and recreation
Expected completion:	In phases from 2009 onwards
Current status:	Construction in progress

CITIC Pacific is developing a resort-type real estate project on the Shenzhou Peninsula. The site has a planning area of 38 square kilometres, with four south facing beaches and eight kilometres of scenic coastline. About 16 square kilometres will be developed into a world class resort. As part of a new express railway line along the east coast of Hainan Island connecting cities of Haikou and Sanya, a railway station will be built in Wanning City, which is about five to six kilometres from the Shenzhou Peninsula site. This new express railway line, constructed by the Hainan government with a completion target of 2011, will greatly improve the accessibility of the Shenzhou Peninsula site from Hainan's international airports in Haikou and Sanya.

CITIC Pacific is also the prime developer responsible for the project's overall planning, design, and infrastructure.

As of early March, CITIC Pacific had acquired 6.71 square kilometres of land. Design and construction of Phase I, which consists of four hotels, retail and resort facilities, is progressing. All four hotels will be managed by well-known international hotel operators.





Investment Properties

projects	usage	ownership	approx. site area (sq. metre)	approx. GFA (sq. metre)	expected completion date
CITIC Square, *Shanghai*	Office, retail	100%	14,500	114,000	Completed
Royal Pavilion, *Shanghai*	Serviced apartment	100%	8,800	35,000	Completed
New Westgate Garden Retail Portion (Phase I), *Shanghai*	Retail	100%	32,900	18,000	Completed
Total			56,200	167,000	

GFA = *gross floor area*

Shanghai

CITIC Square

100% owned

Site area: 14,500 square metres
Gross floor area: 114,000 square metres
Usage: Office and retail
Completed: 2000



A Grade A office tower located on Nanjing Xi Lu, one of the busiest commercial areas in Shanghai, CITIC Square continues to be fully let and experience steady rental increases.

Royal Pavilion

100% owned

Site area: 8,800 square metres
Gross floor area: 35,000 square metres
Usage: Serviced apartments
Completed: 1998

Royal Pavilion is a luxury serviced apartment with 81% occupancy in early March, 2008 and stable rental income.

New Westgate Garden – Retail Portion

100% owned

Site area: 32,900 square metres
Gross floor area: 18,000 square metres
Usage: Retail
Completed: 2006

The retail property is fully let.

Hong Kong

- 231,000 square metres of gross floor area to be developed in Discovery Bay
- Major investment properties include CITIC Tower, the Group's headquarters, and the DCH Commercial Centre

Hong Kong Properties


Development
Investment
8%
10%
76%
4%
2%
45%
1%
7%
47%
51%
49%
Residential
Retail
Hotel
Office
Industrial
Others

Total gross floor area 479,000 square metres

Development Properties

Discovery Bay

50% owned by CITIC Pacific, Discovery Bay is a large residential development jointly developed with HKR International Ltd. Since its launch in 1973, Discovery Bay has become a fully integrated, self-contained suburban multinational residential community. Situated on the northeastern shore of Lantau Island, and adjacent to the Disney Theme Park, Discovery Bay is endowed with open space. Recreational and leisure facilities include a private beach, central park, scenic promenade, golf courses, and a marina.

The current Yi Pak Bay development is located in the northern part of Discovery Bay. It has a gross floor area of approximately 217,000 square metres, of which 91,000 square metres have been developed as Siena One (Phase 11) and Siena Two (Phase 12). The occupation permit for Chianti (Phase 13), which has a gross floor area of 50,000 square metres, was obtained in April 2006. Sales began in March 2006. As of early March, 2008, 518 units out of 530 had been sold.

A hotel development of 25,000 square metres of gross floor area at the northern part of Discovery Bay is under construction and scheduled to open in the second half of 2009.





Investment Properties

projects	usage	ownership	approx. GFA (sq. metre)
CITIC Tower	Office, retail	40%	52,000
DCH Commercial Centre	Office, retail	100%	36,000
Wyler Centre I	Industrial	100%	37,000
Broadway Centre	Industrial	100%	32,000
Yee Lim Industrial Centre, Block C	Industrial	100%	30,000
Others	Various	100%	50,000
Total			237,000

GFA = *gross floor area*

Aviation

	location	ownership
Cathay Pacific	Hong Kong	17.5%
HACTL	Hong Kong	10%

HK$ million	**2007**	2006
Contribution	**1,263**	3,288
Proportion of total contribution	**12%**	41%
Net assets	**10,616**	9,843

Cathay Pacific

www.cathaypacific.com

An international passenger and freight carrier based in Hong Kong, Cathay Pacific, together with its subsidiary Dragonair and Air Hong Kong, operates a fleet of 163 aircraft providing services to more than 130 destinations in 37 countries around the world as of 5 March 2008.

More than a year after the restructuring of the Hong Kong aviation industry in which Dragonair became a wholly owned subsidiary of Cathay Pacific, the enlarged airline registered a profit increase of 72% in 2007 from its 2006 level. A total of 23 million passengers and 1.6 million tonnes of cargo were carried, an increase of 29% and 26%, respectively, compared with 2006.

HACTL

www.hactl.com

HACTL operates SuperTerminal 1, the largest air cargo terminal in the world. Total cargo tonnage throughput for 2007 was 2.6 million tonnes, up 2.7% from 2006. This new handling record is due to export growth from the region, in particular to Europe and the United States.

Power Generation

HK$ million	2007	2006
Contribution	**494**	268
Proportion of total contribution	**5%**	3%
Net assets	**6,361**	6,244

At the end of 2007, CITIC Pacific owned a total attributable capacity of 5,287MW, an increase of 10% from 2006 due to the commission of Ligang Phase IV (2x600MW) and capacity addition at North United Power.

Total electricity generated in 2007 by all power plants in which CITIC Pacific had an interest was 96 billion kwh, an increase of 15% compared with 2006. This was driven by the market's overall increase in demand for electricity. To satisfy this, generation capacity increased in many parts of China. For CITIC Pacific, new capacity in Ligang, Zhengzhou and North United drove the rise of electricity generation.

The price of coal rose approximately 15% in 2007 from its level in 2006. However, tariffs were not adjusted accordingly by the government and therefore created margin pressure on Chinese power producers. The strong demand for electricity somewhat compensated for the coal price rise, enabling profits from the Group's power business to increase.

In December 2007, CITIC Pacific purchased five 57,000DWT vessels to be delivered in 2010 and 2011. These vessels will be used to transport coal to Ligang Power Station.

Operational statistics of CITIC Pacific's power plants

						electricity generated			heat generated		
power plant	location (province)	installed capacity (MW)	% ownership	type	utilisation hours	2007 (m kWh)	2006 (m kWh)	% change	2007 (kGJ)	2006 (kGJ)	% change
Ligang	Jiangsu			Coal fired							
I & II		1,440	65		6,075	8,748	8,064	8	NA	NA	NA
III		1,260	71.4		5,029	6,165	NA	NA	NA	NA	NA
Hanfeng	Hebei	1,320	15	Coal fired	5,626	7,427	7,931	-6	NA	NA	NA
Huaibei	Anhui	620	12.5	Coal fired	5,326	3,302	3,026	9	NA	NA	NA
Kaifeng	Henan	125	50	Coal fired	4,700	588	595	-1	NA	NA	NA
North United	Inner Mongolia	12,533	20	Coal fired	5,549	64,609	57,834	12	29,696	43,268	-31
Zhengzhou	Henan	1,000	50	Co-generation	4,874	4,874	3,328	46	5,545	5,082	9
Hohhot	Inner Mongolia	400	35	Co-generation	6,181	2,472	2,741	-10	2,273	2,078	-9
Weihai	Shandong	36	49	Co-generation	4,558	164	155	6	3,694	3,592	3
Chenming	Shandong	24	49	Co-generation	5,304	154	183	-16	3,158	3,275	-4

Civil Infrastructure

	location	ownership	franchise till
Eastern Harbour Tunnel	Hong Kong		
Road		71%	2016
Rail		50%	2008
Western Harbour Tunnel	Hong Kong	35%	2023

HK$ million	**2007**	2006
Contribution	**490**	469
Proportion of total contribution	**5%**	6%
Net assets	**2,055**	2,533


Kowloon
Western Harbour Crossing
Eastern Harbour Crossing
Hong Kong

Eastern Harbour Tunnel

www.easternharbourtunnel.com.hk

Registered average daily traffic of 64,005 vehicles in 2007, a 5% increase from 2006.

Western Harbour Tunnel

www.westernharbourtunnel.com

A key section of the Route 3 highway linking Hong Kong Island with mainland China and Chek Lap Kok Airport. In 2007, average daily traffic was 48,816 vehicles, up 10% over 2006. On January 6, 2008 a toll increase was implemented.

CITIC Pacific has a 35% interest in the company that manages the Cross Harbour Tunnel under contract from the government.

Listed Subsidiaries

Dah Chong Hong

56.6% owned

Stock code: 1828 (The Stock Exchange of Hong Kong)

HK$ million	**2007**	2006
Contribution	**3,041**	297
Proportion of total contribution	**29%**	4%
Net assets	**2,399**	4,004

Dah Chong Hong *(www.dch.com.hk)* is a major distributor of motor vehicles and consumer and food commodity products. It has operations in Hong Kong and mainland China, as well as businesses in Japan, Singapore and Canada.

CITIC 1616

52.6% owned

Stock code: 1883 (The Stock Exchange of Hong Kong)

HK$ million	**2007**	2006
Contribution	**2,085**	191
Proportion of total contribution	**20%**	2%
Net assets	**740**	375

CITIC 1616 *(www.citic1616.com)* is a leading telecom hub-based provider in Asia and is interconnected to approximately 260 international telecom operators in more than 50 countries.

Financial Review

Introduction

CITIC Pacific's 2007 Annual Report includes a letter from the Chairman to shareholders, the final accounts and other information required by accounting standards, legislation, and the Hong Kong Stock Exchange. This Financial Review is designed to assist the reader in understanding the statutory information by discussing the contribution of each business segment, and the financial position of the company as a whole.

Basis of Accounting

CITIC Pacific prepares its financial statements in accordance with generally accepted accounting standards issued by the Hong Kong Institute of Certified Public Accountants ('HKICPA') which have been converged with International Financial Reporting Standards.

Profit Attributable to Shareholders

The net profit attributable to shareholders for the year ended 31 December 2007 was HK$10,843 million, an increase of 31% compared with HK$8,272 million in 2006. The reasons for the increase in profit are described below.



HK$ million
1,148
3,534
3,989
8,272
10,843
03
04
05
06
07

Business Segments Contribution

The Contribution (Note) made by major business segments in 2007, compared with 2006, were:

	actual		change
HK$ million	**2007**	2006	2007–2006
Special Steel	**2,242**	1,333	909
Property	**731**	2,035	(1,304)
Infrastructure	**2,327**	4,201	(1,874)
Listed Subsidiaries			
CITIC 1616	**2,085**	191	1,894
Dah Chong Hong	**3,041**	297	2,744
Fair Value change of Investment Properties	***1,217***	*1,077*	*140*

Note: Please refer to Definition of Terms on page 67.

Compared the contribution for the year 2007 with last year:

- Special Steel: Contribution increased by more than 60% due to the continuing good performance of Jiangyin Steel Plant, Xin Yegang Steel and Daye Special Steel. The growth of various industries in the PRC continues to support the demand for special steel. Shijiazhuang Steel Plant which was acquired in the second half of 2006 also made good contribution in 2007.
- Property: Contribution decreased by almost 70%. In 2006, the profit included the sale of 50% interest in Festival Walk. Rental income of both CITIC Tower and CITIC Square recorded good growth during the year.
- Infrastructure: Cathay Pacific reported an excellent results for the year with 72% increase in net profit. Despite the decrease of the Group's shareholding in Cathay Pacific from 25.4% to 17.5%, contribution from Cathay for the year increased by approximately 30% compared to the combined contribution from Cathay and Dragonair in last year. In 2006, a profit of HK$2.2 billion was recognized from the restructuring of aviation business.

Contribution from Power Generation increased by more than 80% mainly due to the increased contribution from Ligang Power Stations and North United Power. Ligang Phase III had its first full year operation and has made profit contribution for the year. Contribution from tunnels in Hong Kong remained stable in 2007.

- CITIC 1616: A profit of HK$1.9 billion was realized in connection with the spin off of CITIC 1616 in 2007. The profit of CITIC 1616 increased by 38% compared to 2006.
- Dah Chong Hong: A profit of HK$2.6 billion was recognized in connection with the spin off of Dah Chong Hong in 2007. The profit of Dah Chong Hong increased by approximately 60% in 2007.
- Fair Value change of Investment Properties: The increase in fair value of investment properties as a result of a revaluation reflected the strong current property market conditions in both Hong Kong and the PRC.

Contribution



HK$ million
5,000
4,000
3,000
2,000
1,000
Special Steel
Property
Infrastructure
Listed Subsidiaries
CITIC 1616
Dah Chong Hong
Fair Value change of Investment Properties
06
07

The Annual Report contains business segment information for turnover and profit before net finance charges and taxation for consolidated activities, jointly controlled entities and associated companies.

Geographical Distribution

The division of contribution and assets between Hong Kong, mainland China and overseas is shown below based on the location of the base of each business's operations.


Contribution %
Assets at Book Value %
25
75
29
71
6
52
42
12
50
38
06
07
For the year ended 31 December
06
07
as at 31 December
Hong Kong
Mainland China
Overseas

Interest Expense

The Group's interest expense net of amount capitalised decreased from HK$590 million to HK$305 million. Capitalised interest increased from HK$323 million to HK$680 million mainly due to various PRC property projects under development and the iron ore project. The weighted average cost of debt in 2007 was 5.5% compared to 5.2% last year which was mainly due to the increase in RMB borrowing rates.

Treasury Policy and Risk Management

General Policies

- Maintain a high degree of financial control and transparency;
- Centralised financing and cash management activities at head office level;
- Enhance risk management, control and the best utilisation of financial resources of the Group;
- Diversify funding sources through utilisation of both banking and capital markets;
- Arrange financing to match business characteristics and cash flow to the extent it is possible; and
- Employ limited or non-recourse project finance when it is available and appropriate.

Risk Management

The Group employs a combination of financial instruments, including derivative products, to manage its exposure to fluctuations in interest and currency rates. Derivative transactions are only used for interest rate and currency hedging purposes, speculative trading activity is prohibited. Counterparties' credit risks are carefully reviewed and the Group only deals with financial institutions with investment grade credit rating. The amount of counterparties' lending exposure to the Group is also an important consideration as a means to control credit risk.

Foreign Currency Exposure

CITIC Pacific conducts business mainly in Hong Kong, mainland China and Australia, therefore it is subject to the market risk of foreign exchange rates in HK Dollar, US Dollar, Renminbi and Australia Dollar. To minimise currency exposure, non HK Dollar assets are usually financed in the same currency as the asset or cash flow from it, either by borrowing or using foreign exchange contracts. Achieving this objective is not always possible due to limitations in financial markets and regulatory constraints, particularly on investment into mainland China as the Renminbi is currently not a free convertible currency and 'Registered Capital', which usually accounts for no less than 25% of the total investment amount for projects in mainland China, is required to be paid in US dollars. As the Group's investment in mainland China is expanding, CITIC Pacific has an increasing exposure to the Renminbi. As at 31 December

2007, the Group had net RMB exposure of approximately HK$46 billion (2006: HK$30 billion).

The functional currency and future cash flow for the Australian Iron Ore Mining project is denominated in USD. Substantial portion of the project infrastructure / pre-completion operating expenditure is projected to be denominated in non-USD currencies. Foreign exchange forward contracts and structured forward instruments are employed to hedge or minimise the currency exposure. As at 31 December 2007, projected non-USD currencies expenditures amounted to HK$2,659 million (2006: Nil) was hedged through foreign exchange forward contracts and HK$882 million (2006: Nil) was hedged by structured forward instruments.

On liability management, CITIC Pacific funded the Iron Ore Mining project and the acquisition of vessels by USD loans to match the future cash flow of these assets. Foreign exchange forward contracts are employed to minimise currency exposure for other USD debts and a Yen Bond. As at 31 December 2007, such contracts outstanding amounted to HK$5,853 million (2006: HK$6,116 million).

Interest Rate Exposure

The Group aims to maintain a suitable mixture of fixed and floating rate borrowings in order to stabilise interest costs despite rate movements. Interest rate hedging ratio is determined after taking into consideration of general market trend, the Group's cash flow pattern, interest coverage ratio and etc.

Cash Flow

By design, majority of the Group's debt is raised at the holding company level (except for project based financing or arrangement limited by regulation such as RMB borrowings). As such, the actual net amount of cash flow from each business to the Group is an important indicator as to the Group's ability to service its debts. Following is a summary of cash contributions by each business segment:

HK$ million	**2007**	2006
Special Steel	**3,506**	687
Property	**2,201**	7,821
Infrastructure		
Aviation	**508**	5,975
Power Generation	**660**	499
Civil Infrastructure	**990**	476
Others	**241**	144
CITIC 1616	**1,919**	222
Dah Chong Hong	**4,448**	57
Others	**77**	60
Total	**14,550**	15,941

For the year ended 31 December 2007, the Group's cash flow was very strong. Special Steel sector declared prior years' retained profits through dividend and most of them were re-invested for expansion of the sector. Property sector continued to generate strong cash flow from both recurring rental income and property sale. The comparative figure in 2006 was higher because of the disposal of Festival Walk and the land in Tung Chau Street during the year. Under Infrastructure sector, Aviation and Power Generation contributed stable cash flow to the Group. The comparative figure in 2006 for Aviation was higher because of cash receipt from aviation restructuring. Contribution from Civil Infrastructure was higher mainly due to Western Harbour Crossing's repayment of HK$560 million shareholders' loan to the Group as a result of a successful restructure of the project loan during the year. During the period, substantial cash flow was also realised from the separate listing of CITIC 1616. Cash contribution from Dah Chong Hong was higher as a result of its separate listing. Significant cash flow was realised from pre-IPO dividend and IPO proceeds.

Summary of Consolidated Cash Flow Statement

HK$ million	**2007**	2006
Net Cash generated from / (invested in)		
consolidated activities	**4,803**	4,302
jointly controlled entities	**1,594**	220
associated companies	**1,036**	1,132
other financial assets	**86**	11
Sale of business interests and marketable securities	**6,807**	12,313
Capital expenditure and investment in new businesses	**(15,557)**	(9,451)
Tax	**(459)**	(315)
Net interest paid	**(797)**	(751)
	(2,487)	7,461
Dividends paid	**(3,756)**	(3,072)
Increase / (Decrease) in borrowings	**10,049**	(3,376)
Repurchase of shares	**(110)**	(35)
Share options exercised	**430**	87
	6,613	(6,396)
Increase in cash and cash equivalents	**4,126**	1,065

Cash Flow from Operations


HK$ billion
15
12
9
6
3
03
04
05
06
07
Special Steel
Property
Infrastructure
CITIC 1616
Dah Chong Hong
Sale of Businesses

Cash Flow per Share


HK$
4.0
2.8
1.2
1.7
0.1
1.6
2.2
0.1
2.1
7.2
2.3
4.9
6.6
2.4
4.2
03
04
05
06
07
Cash Flow per Share from the Sale of Businesses
Cash Flow per Share from regular operations

Group Debt and Liquidity

The financial position of the Group as at 31 December 2007, as compared to 31 December 2006, is summarised as follows:

HK$ million	**2007**	2006
Total debt	**28,654**	18,293
Cash and bank deposits	**8,045**	3,679
Net debt	**20,609**	14,614

Leverage

Net debt divided by total capital was 26% at 31 December 2007 compared with 24% at the end of 2006.



HK$ billion
80
70
60
50
40
30
20
10
12%
25%
32%
24%
26%
03
04
05
06
07
Total Capital
Net Debt/Total Capital %
Net Debt

Total Debt

Total debt increased mainly due to capital expenditure and new investments in the Group's core businesses of about HK$12.8 billion during the year.

For the year ended 31 December 2007, the Group's average borrowing costs was about 5.5% compared with 5.2% for the last year. For the description on the Group's average borrowing costs, please refer to 'Interest Rate Exposure'.



HK$ billion
30
25
20
15
10
5
4.6%
3.4%
4.3%
5.2%
5.5%
03
04
05
06
07
After fifth year
In the third to fifth year inclusive
In the second year
In the first year
Average borrowing costs

Maturity Profile of Outstanding Debt

The Group actively manages and extends its debt maturity profile to ensure that the Group's maturing debt each year will not exceed the anticipated cash flow and the Group's ability to refinance the debt in that year. As at 31 December 2007, outstanding loans that will mature to the end of 2008 amounted to HK$3.7 billion or 13% of the total debt. On the other hand, the Group had cash and deposits with banks of HK$8.0 billion on that date.

HK$ million	2008	2009	2010	2011	2012	2013 and beyond	total	percentage
Parent Company	1,686[1]	570	2,890	4,461[2]	2,150	9,668[3]	21,425	75%
Subsidiaries	1,968	1,957	1,934	1,009	352	9	7,229	25%
Total Maturing Debt	3,654	2,527	4,824	5,470	2,502	9,677	28,654	100%
Percentage	13%	9%	17%	19%	9%	33%	100%	

1. *Including a US$216 million short term bridging loan for the Iron Ore Mining project due in 2008.*
2. *Including a US$450 million global bond due in 2011 which was issued by a wholly owned special purposes vehicle.*
3. *Including a JPY8.1 billion floating rate note due in 2035 which was issued by a wholly owned special purposes vehicle.*

Available Sources of Financing

In addition to cash and deposits balance of HK$8.0 billion as at 31 December 2007, the Group had undrawn available loan facilities totaling HK$20.5 billion, of which HK$16.0 billion was committed long term loans, HK$2.5 billion was committed short term loan and HK$2.0 billion was money market lines. Besides, trade facilities amounting to HK$2.4 billion was available. Borrowings by sources of financing as at 31 December 2007 is summarised as follows:

HK$ million	total facilities	outstandings	available facilities
Committed Facilities			
Short Term Loan*	4,212	1,686	2,526
Term Loans	37,480	21,462	16,018
Global Bonds	3,510	3,510	0
Private Placement	430	430	0
Total Committed	45,632	27,088	18,544
Uncommitted Facilities			
Money Market Lines and Short Term Facilities	3,591	1,545	2,046
Trade Facilities	3,810	1,426	2,384

* *This is a USD short term bridging loan to support the funding requirement of the Iron Ore Mining project.*

Undrawn Available Committed Facilities by Maturity (Total HK$18.5 billion)


HK$ billion
3.5
0.8
9.6
4.6
08
09
10 to 12
13 and beyond

As at 31 December 2007

Undrawn Available Facilities by Type (Total HK$22.9 billion)


10%
9%
11%
70%
As at 31 December 2007
Long Term Loan
Short Term Loan
Money Market
Trade

In addition to the above summarised facilities, the Company established Cooperative Agreements with several major PRC banks. Under such agreements, general credit limits were granted to us to support the Group's funding requirements. Utilisation of these facilities will be subject to the banks' approval on a project-by-project basis in accordance with PRC banking regulations. As at 31 December 2007, total credit limit of around RMB64.6 billion under such arrangements remained available, of which RMB30.0 billion have been specifically allocated by the banks to various projects, mainly for Iron Ore Mining, Special Steel and Power Generation projects. These arrangements will further support the Group's expansion strategy in the mainland.

Loan Covenants

Over the years, CITIC Pacific has developed a set of standard loan covenants to facilitate the management of its loan portfolio and debt compliance. The financial covenants are generally limited to three major categories, namely, a minimum net worth undertaking, a maximum ratio of total borrowings to net worth and a limit on the amount of pledged assets as a percentage of the Group's total assets. CITIC Pacific has been in compliance with all of its loan covenants.

	covenant limits	actual 2007
Minimum Consolidated Net Worth:		
Consolidated Net Worth	≥ HK$25 billion	HK$61.5 billion
Gearing:		
Consolidated Borrowing / Consolidated Net Worth	≤ 1.5	0.47
Negative Pledge:		
Pledged Assets / Consolidated Total Assets	≤ 30%	0.3%

For the purpose of the above covenant limits, as defined in the relevant borrowing agreements:

'Consolidated Net Worth' means the aggregate of shareholders' funds and goodwill from acquisitions and developments having been written off against reserves or profit and loss account.

'Consolidated Borrowing' means the aggregate of all consolidated indebtedness for borrowed money and all contingent obligations in respect of indebtedness for borrowed money other than aforesaid consolidated indebtedness for borrowed money.

Interest Cover

EBITDA divided by interest expense for the year ended 31 December 2007 was 50 times compared to 20 times in 2006, due to the 27% increase in EBITDA and a 48% decrease of interest expenses.



HK$ billion
16
14
12
10
8
6
4
2
8x
15x
11x
20x
50x
03
04
05
06
07
EBITDA
EBITDA/Interest Expense (x = times)
Interest Expense

Credit Ratings

Moody's and Standard & Poor's have reaffirmed the long-term credit ratings of the Company as Ba1 and BB+ respectively, both with a stable credit outlook. The Group's new investments focus mainly on the areas where CITIC Pacific has greatest expertise, of which the Special Steel plants and PRC properties have already commenced contributing in both profit and cash flow to the Group, while the Iron Ore Mining project are expected to commence making contribution in the coming few years. As a result, the credit profile of the Group is going to improve steadily in due course. The Group's objective is to maintain its financial discipline when expanding its businesses.

Forward Looking Statements

This Annual Report contains certain forward looking statements with respect to the financial condition, results of operations and business of the Group. These forward looking statements represent the Company's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

Forward looking statements involve inherent risks and uncertainties. Readers should be cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward looking statement.

Ten Year Statistics

At year end (HK$ million)	1998	1999	2000	2001	2002	2003	2004	2005	2006	**2007**
Shareholders' funds	41,426	37,580	40,650	40,781	41,742	37,848	36,921	39,103	46,510	**59,793**
per share (HK$)	19.47	17.67	18.51	18.62	19.07	17.29	16.84	17.83	21.18	**27.03**
Debt										
Debt	22,075	18,563	15,709	14,639	9,267	10,528	14,580	21,218	18,293	**28,654**
Bank deposits	900	8,044	5,201	4,631	2,545	5,511	2,417	2,579	3,679	**8,045**
Net debt / total capital	34%	22%	21%	20%	14%	12%	25%	32%	24%	**26%**
Interest cover (times)	4	4	5	6	12	8	15	11	20	**50**
Capital employed	63,501	56,143	56,359	55,420	51,009	48,376	51,501	60,321	64,803	**88,447**
Property, plant and equipment	5,085	5,157	6,530	7,782	5,601	5,696	7,344	10,063	10,593	**13,158**
Investment properties	5,299	5,374	5,531	5,357	8,493	7,923	8,115	8,645	9,604	**10,895**
Properties under development	227	240	246	460	586	679	1,672	1,849	2,712	**4,288**
Leasehold land	1,135	1,123	1,102	1,076	1,094	1,194	1,596	1,618	1,712	**1,641**
Jointly controlled entities	831	1,396	2,019	2,365	3,582	4,085	7,852	10,413	14,922	**17,446**
Associated companies	38,732	20,859	23,497	22,704	22,183	22,584	21,439	23,239	16,416	**17,941**
Other financial assets	11,548	14,511	9,264	8,070	7,092	1,027	1,121	929	2,819	**7,502**
Stockmarket capitalisation	35,530	62,230	60,720	37,993	31,514	43,332	48,444	47,038	58,952	**96,338**
Number of shareholders	14,987	13,506	9,808	11,044	12,260	12,198	11,554	11,262	10,433	**8,571**
Staff	11,871	10,490	11,354	11,733	11,643	12,174	15,915	19,174	23,822	**24,319**
For the year (HK$ million)										
Net profit after tax										
Net profit after tax	2,622	2,729	3,283	2,084	3,835	1,148	3,534	3,989	8,272	**10,843**
per share (HK$)	1.23	1.28	1.49	0.95	1.75	0.52	1.61	1.82	3.77	**4.91**
Contribution by major businesses										
Special Steel	18	22	29	95	126	178	438	808	1,333	**2,242**
Property	264	734	414	625	886	355	559	1,106	2,035	**731**
Infrastructure	1,666	2,442	3,162	2,115	3,015	1,399	2,179	1,686	4,201	**2,327**
Listed subsidiaries										
CITIC 1616	-	-	39	129	252	116	120	122	191	**2,085**
Dah Chong Hong	330	230	221	105	234	253	284	233	297	**3,041**
Fair value change of investment properties	-	-	-	-	-	(587)	181	755	1,077	**1,217**
EBITDA	4,739	4,763	5,238	3,921	5,691	3,126	5,666	6,412	11,882	**15,135**
Dividends per share (HK$)										
Regular	0.70	0.75	0.85	0.80	1.00	1.00	1.10	1.10	1.10	**1.20**
Special	-	2.00	-	-	1.00	-	-	-	0.60	**0.20**
Cover (times)	1.8	1.7	1.8	1.2	1.8	0.5	1.5	1.7	3.4	**4.1**

Note:
Prior years' figures have been restated to reflect the Group's adoption of Hong Kong Financial Reporting Standards except the figures have not been adjusted for years 2001 and before following the adoption of revised accounting standard of HKAS 12 'Income Tax' in year 2002.

Corporate Governance

Corporate Governance Practices

CITIC Pacific is committed to ensuring high standards of corporate governance and first class business practices. The Board believes that good corporate governance practices are increasingly important for maintaining and promoting investor confidence. Corporate governance requirements keep changing, therefore the Board reviews its corporate governance practices to ensure they meet stakeholders' expectations, comply with legal and professional standards and reflect the latest local and international developments. The Board will continue to commit itself to achieving a high quality of corporate governance.

Throughout the year of 2007, CITIC Pacific has complied with all Code Provisions in the Code of Corporate Governance Practices ('the Code') contained in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. CITIC Pacific has also applied all the principles in the Code and the manner in which they are applied are explained in the following parts of the Corporate Governance Report.

Directors' Securities Transactions

The Group has adopted the Model Code for Securities Transactions by Directors of Listed Companies ('the Model Code') contained in Appendix 10 of the Listing Rules. Having made specific enquiry, all Directors have fully complied with the required standard set out in the Model Code throughout the year of 2007.

Board of Directors

The Board currently comprises twelve executive and seven non-executive directors of whom four are independent as defined by the Stock Exchange (the biographies of the directors, together with information about the relationship among them, are set out in the 2007 Annual Report). Independent non-executive directors are nearly one-quarter and the non-executive directors are about one-third of the Board.

Under the Company's Articles of Association, every director is subject to retirement by rotation at least once every three years. One-third of the directors must retire from office at each annual general meeting and their re-election is subject to a vote of shareholders.

The Board determines the overall strategies, monitors and controls operating and financial performance and sets appropriate policies to manage risks in pursuit of the Group's strategic objectives. Day-to-day management of the Group's businesses is delegated to the executive director or officer in charge of each division. The functions and power that are so delegated are reviewed periodically to ensure that they remain appropriate. Matters reserved for the Board are those affecting the Group's overall strategic policies, finances and shareholders including financial statements, dividend policy, significant changes in accounting policy, material contracts and major investments. All Board members have separate and independent access to the Group's senior management to fulfil their duties. They also have full and timely access to relevant information about the Group and are kept abreast of the conduct, business activities and development of the Group. Independent professional advice can be sought at the Group's expense upon their request.

The Board meets regularly to review the financial and operating performance of the Group and other business units, and approve future strategy. Four Board meetings were held in 2007. Individual attendance of each director at the Board meetings, the Audit Committee meetings and the Remuneration Committee meeting during 2007 is set out below:

	Attendance / Number of Meetings		
Director	Board	Audit Committee	Remuneration Committee
Executive Director			
Mr Larry Yung Chi Kin – Chairman	4/4		
Mr Henry Fan Hung Ling – Managing Director	4/4		
Mr Peter Lee Chung Hing	4/4		
Mr Carl Yung Ming Jie	3/4		
Mr Leslie Chang Li Hsien	4/4		
Mr Vernon Francis Moore	4/4		
Mr Li Shilin	3/4		
Mr Liu Jifu	3/4		
Mr Chau Chi Yin	4/4		
Mr Milton Law Ming To	4/4		
Mr Wang Ande	4/4		
Independent Non-executive Director			
Mr Hamilton Ho Hau Hay	4/4		
Mr Alexander Reid Hamilton (Chairman of the Audit Committee)	3/4	4/4	5/5
Mr Hansen Loh Chung Hon	4/4	4/4	
Mr Norman Ho Hau Chong (Chairman of the Remuneration Committee)	4/4		5/5
Non-executive Director			
Mr Willie Chang	4/4	4/4	5/5
Mr André Desmarais (Two of the meetings were attended by the alternate of Mr André Desmarais)	4/4		
Mr Chang Zhenming	0/4		

To implement the strategies and plans adopted by the Board effectively, an executive committee of selected executive directors and senior managers meets monthly to review the performance of the businesses of the Group, co-ordinate overall resources and make financial and operational decisions.

Chairman and Chief Executive Officer

The Group has appointed a Chairman, Mr Larry Yung and a Managing Director, Mr Henry Fan, who is the Chief Executive Officer described in Appendix 14 of the Listing Rules. The roles of the Chairman and the Managing Director are segregated. The primary role of the Chairman is to provide leadership for the Board and to ensure that it works effectively in the discharge of its responsibilities. The Managing Director is responsible for the day-to-day management of the Group's business. Their respective roles and responsibilities are set out in writing which has been approved and adopted by the Board.

Non-executive Directors

There are currently seven non-executive directors of whom four are independent. Under Article 104(A) of the Company's Articles of Association, every director, including the non-executive director, shall be subject to retirement by rotation at least once every three years. This means that the specific term of appointment of a director cannot exceed three years.

Remuneration of Directors

The Remuneration Committee, established in August 2003, has clear terms of reference and is accountable to the Board. The terms of reference can be found in the Group's website (www.citicpacific.com). The principal role of the committee is to exercise the powers of the Board to determine and review the remuneration packages of individual executive directors and senior management, including salaries, bonuses, benefits in kind and the terms on which they participate in any share option and other plans considering factors such as salaries paid by comparable companies, time commitment and responsibilities of the directors and senior management, employment conditions elsewhere in the Group and desirability of performance-based remuneration so as to align management incentives with shareholder interests.

During 2007, the Remuneration Committee reviewed the remuneration policies and approved the salary and bonus of the executive directors and senior management. No executive director has taken part in any discussion about his own remuneration. Its members comprise:

Mr Norman Ho Hau Chong – Chairman
Mr Alexander Reid Hamilton
Mr Willie Chang

Five meetings were held in 2007. All Committee members are non-executive directors and a majority including the Chairman are independent.

Nomination of Directors

There is no nomination committee in the Group for the time being.

Candidates to be nominated as directors are experienced, high calibre individuals. During the year, there was no appointment of new directors. After the year end, Mr Kwok Man Leung was appointed as an executive director with effect from 1 April 2008 after going to the full board for approval.

Auditor's Remuneration

PricewaterhouseCoopers has been appointed by the shareholders annually as CITIC Pacific's external auditors since 1989. During the year, the fees charged to the accounts of the Company and its subsidiaries for PricewaterhouseCoopers' statutory audit amounted to approximately HK$10 million (2006: HK$9 million). In addition approximately HK$2 million (2006: HK$3 million) was charged for other services. The non-statutory audit services mainly consist of special audits, tax compliance and the interim review. The cost of recurring audit services of subsidiaries performed by other auditors amounted to approximately HK$16 million (2006: HK$9 million).

Audit Committee

The Board established an Audit Committee in 1995. The Audit Committee has clear terms of reference and is accountable to the Board. The terms of reference can be found in the Group's website (www.citicpacific.com). It assists the Board in meeting its responsibilities for ensuring an effective system of internal control and compliance, and in meeting its external financial reporting objectives. All Committee members are non-executive directors and a majority including the Chairman are independent. Its members comprise:

Mr Alexander Reid Hamilton – Chairman
Mr Hansen Loh Chung Hon
Mr Willie Chang

The Committee members possess diversified industry experience and the Chairman has appropriate professional qualifications and experience in accounting matters. The Committee meets four times each year, together with senior management and auditors, both internal and external.

During 2007, the Audit Committee considered the external auditors' projected audit fees; discussed with the external auditors their independence and the nature and scope of the audit; reviewed the interim and annual financial statements, particularly judgmental areas, before submission to the Board; reviewed the internal audit programme, findings and management's response; reviewed the Group's adherence to the Code Provisions in the Code of Corporate Governance Practices. As a result, they recommended the Board to adopt the interim and annual report for 2007.

Internal Controls

The Board is responsible for maintaining an adequate system of internal control and reviewing its effectiveness.

The internal control system is designed to facilitate the effectiveness and efficiency of operations, safeguard assets against unauthorized use and disposition, ensure the maintenance of proper accounting records and the truth and fairness of the financial statements, and ensure compliance with relevant legislation and regulations. It provides reasonable, but not absolute, assurance against material mis-statement or loss and management rather than elimination of risks associated with its business activities.

During the year, the Board has reviewed the effectiveness of the Group's internal control system covering all material controls and risk management functions. The review is conducted annually in accordance with the requirement of the Code of Corporate Governance Practices. The responsible management of the various business divisions and subsidiaries are required to assess the risks and the internal controls with reference to the five components of the coso (The Committee of Sponsoring Organisations of the Treadway Commission) internal control framework. The result of the review has been summarised and reported through the Group Internal Audit Department to the Audit Committee and the Board.

In addition, the Group Internal Audit Department conducts regular and independent reviews of the effectiveness of the Group's internal control system. The Audit Committee reviews the findings and opinion of Group Internal Audit Department on the effectiveness of the Group's internal control system quarterly and reports to the Board on such reviews.

Internal Audit

The Group Internal Audit Department supports management by carrying out systematic independent reviews of all business units and subsidiaries in the Group on an ongoing basis. The frequency of review of individual business unit or subsidiary is determined after an assessment of the risks involved. The Audit Committee endorses the internal audit programme annually. The Group Internal Audit Department has unrestricted access to all parts of the business, and direct access to any level of management including the Chairman, or the Chairman of the Audit Committee, as it considers necessary. The Group Internal Audit Department submits regular reports for the Audit Committee's review in accordance with the approved internal audit programme. Concerns which have been reported by the Group Internal Audit Department are monitored quarterly by management until appropriate remedial actions have been taken.

Codes

To ensure the highest standard of integrity in our businesses, the Group adopted a Code of Conduct defining the ethical standards expected of all employees, and the Group's non-discriminatory employment practices. Training courses on the Code of Conduct are held regularly for all employees and the Audit Committee receives a report on the operation, and the need for revision, of the Code of Conduct every year.

Throughout the year of 2007, the Group has complied with the Code Provisions in the Code of Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of the Hong Kong Limited.

The Group has endorsed the guide to good employment practices issued by the Employers' Federation of Hong Kong to promote good and responsible employment standards.

Notifiable Transactions and Connected Transactions

During the year 2007, CITIC Pacific has issued press announcements in respect of a number of 'notifiable transactions' and 'connected transactions' which can be viewed in the Group's website (www.citicpacific.com).

Communication with Shareholders

The Company's Annual General Meeting ('AGM') is one of the principal channels of communication with its shareholders. It provides an opportunity for shareholders to ask questions about the Company's performance. Separate resolutions were proposed for each substantially separate issue at the AGM.

The Company's Articles of Association contain the rights of shareholders to demand and the procedures for a poll voting on resolutions at shareholders' meetings. Details of such rights to demand a poll and the poll procedures are included in all circulars in relation to shareholders' meetings and will be explained during the proceedings of shareholders' meetings. In case poll voting is conducted, the poll results will be posted on the websites of the Stock Exchange and the Company on the day of the shareholders' meeting.

Fair Disclosure and Investor Relations

CITIC Pacific uses its best endeavours to distribute material information about the Group to all interested parties as widely as possible. When announcements are made through the Hong Kong Stock Exchange the same information will be sent to journalists and investment analysts where an e-mail address or fax number is known and will be available to shareholders on the Company's website.

CITIC Pacific recognises its responsibility to explain its activities to those with a legitimate interest and to respond to their questions. Investors are regularly received and visited to explain the Group's businesses. In addition, questions received from the general public and individual shareholders were answered promptly. In all cases great care has been taken to ensure that no price sensitive information is disclosed.

Information about CITIC Pacific can be found in the Group's website including descriptions of each business and the Annual Reports for last nine years.

Financial Reporting

The Directors acknowledge their responsibility for preparing the Company's accounts which give a true and fair view and are in accordance with generally accepted accounting standards published by the Hong Kong Institute of Certified Public Accountants. The Directors endeavour to ensure a balanced, clear and understandable assessment of the Group's performance, position and prospects in financial reporting. Accordingly, appropriate accounting policies are selected and applied consistently; judgments and estimates made are prudent and reasonable. Hong Kong accounting standards have always broadly followed international accounting standards. The adoption of new or amended accounting standards that became effective during the year has not resulted in substantial changes to the Group's accounting policies and has no significant impact on the results reported for the year ended 31 December 2007.

The responsibilities of the external auditors with respect to financial reporting are set out in the Independent Auditor's Statement on the Summary Financial Report on page 66.

Directors' Report

The Directors have pleasure in presenting to shareholders their report for the year ended 31 December 2007.

Principal Activities

The principal activity of the Company is holding its subsidiary companies and the principal activities of its subsidiary companies and associated companies and their major areas of operation are set out in the Business Review on pages 6 to 29.

Dividends

The Directors declared an interim dividend of HK$0.40 per share and a special dividend of HK$0.20 per share in respect of the year ended 31 December 2007 which were paid on 18 September 2007. The Directors recommended, subject to the approval of the shareholders at the forthcoming Annual General Meeting, the payment of a final dividend of HK$0.80 per share in respect of the year ended 31 December 2007 payable on 13 May 2008 to shareholders on the Register of Members at the close of business on 8 May 2008.

Reserves

The amounts and particulars of transfer to and from reserves during the year are set out in Note 5 to the summary financial statements.

Donations

Donations made by the Group during the year amounted to HK$7 million.

Fixed Assets

Movements of fixed assets are set out in the summary financial statements on pages 62 to 63.

Issue of Debt Securities

On 1 June 2001, CITIC Pacific Finance (2001) Limited, a wholly owned subsidiary of the Company, issued and sold a total of US$450 million principal amount of 7.625% guaranteed notes due 2011 ('Guaranteed Notes') for refinancing the indebtedness of the Company and for general corporate purposes, to investors pursuant to the purchase agreements dated 24 May 2001 and 1 June 2001. All of the Guaranteed Notes remained outstanding at the end of the year.

On 26 October 2005, CITIC Pacific Finance (2005) Limited, a wholly owned subsidiary of the Company, issued and sold JPY 8.1 billion in aggregate principal amount of guaranteed floating rate notes due 2035 ('JPY Notes') to investors for general corporate purposes pursuant to a subscription agreement dated 26 October 2005. The coupon and principal of the JPY Notes was swapped into Hong Kong Dollar through cross currency swap and net proceeds equivalent to HK$400 million was received. The JPY Notes holders have a one time right to put the JPY Notes to the issuer at 81.29% of the principal amount together with accrued interest on 28 October 2015. All of the JPY Notes remained outstanding at the end of the year.

Save as aforesaid, neither the Company nor its subsidiary companies have issued any debt securities.

Directors

The Directors of the Company in office during the financial year ended 31 December 2007 were:

Mr Larry Yung Chi Kin
Mr Henry Fan Hung Ling
Mr Peter Lee Chung Hing
Mr Norman Yuen Kee Tong, resigned on 8 January 2007
Mr Carl Yung Ming Jie
Mr Leslie Chang Li Hsien
Mr Vernon Francis Moore
Mr Li Shilin
Mr Liu Jifu
Mr Chau Chi Yin
Mr Milton Law Ming To
Mr Wang Ande
Mr Willie Chang
Mr Hamilton Ho Hau Hay
Mr Alexander Reid Hamilton
Mr Hansen Loh Chung Hon
Mr Norman Ho Hau Chong
Mr André Desmarais
Mr Chang Zhenming
Mr Peter Kruyt (Alternate Director to Mr André Desmarais)

With effect from 1 April 2008, Mr Kwok Man Leung will be appointed as a director of the Company.

In accordance with Article 95 of the New Articles of Association of the Company, Mr Kwok Man Leung will hold office only until the forthcoming Annual General Meeting and is then eligible for re-election. In addition, pursuant to Article 104(A) of the New Articles of Association of the Company, Messrs Henry Fan Hung Ling, Carl Yung Ming Jie, Leslie Chang Li Hsien, Li Shilin, Hamilton Ho Hau Hay and André Desmarais shall retire by rotation in the forthcoming Annual General Meeting and all, being eligible, offer themselves for re-election.

The Company has received from each independent non-executive director an annual confirmation of his independence pursuant to the new independence guidelines under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ('Listing Rules') and that the Company still considers such directors to be independent.

Management Contract

The Company entered into a management agreement with CITIC Hong Kong (Holdings) Limited ('CITIC HK') on 11 April 1991 but with retrospective effect from 1 March 1990 in which CITIC HK agreed to provide management services to the Company and its subsidiary companies for a management fee calculated on a cost basis to CITIC HK payable quarterly in arrears. The management agreement is terminable by two months' notice by either party. Messrs Larry Yung Chi Kin, Henry Fan Hung Ling, Leslie Chang Li Hsien, Liu Jifu and Chau Chi Yin had indirect interests in the management agreement as they are directors of CITIC HK. A copy of the management agreement will be available for inspection at the Annual General Meeting of the Company to be held on 8 May 2008.

Directors' Interests in Contracts of Significance

None of the directors of the Company has or at any time during the year had, an interest which is or was material, either directly or indirectly, in any contract with the Company or any of its subsidiary companies, which was significant in relation to the business of the Company, and which was subsisting at the end of the year or which had subsisted at any time during the year.

Share Option Plan Adopted by the Company

The Company adopted the CITIC Pacific Share Incentive Plan 2000 ('the Plan') on 31 May 2000.

Since the adoption of the Plan, the Company has granted four lots of share options:

date of grant	number of share options	exercise price HK$
28 May 2002	11,550,000	18.20
1 November 2004	12,780,000	19.90
20 June 2006	15,930,000	22.10
16 October 2007	18,500,000	47.32

All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant. The closing price of the Company's shares immediately before the grant on 16 October 2007 was HK$47.65.

None of the share options granted under the Plan were cancelled or lapsed during the year ended 31 December 2007.

A summary of the movements during the year ended 31 December 2007 of the share options is as follows:

A. Directors of the Company

			number of share options				
name of director	date of grant	exercise price HK$	balance as at 01.01.07	granted during the year ended 31.12.07	exercised during the year ended 31.12.07 *(Note 2)*	balance as at 31.12.07	percentage of issued share capital %
Larry Yung Chi Kin	28.05.02	18.20	2,000,000	–	2,000,000	–	
	01.11.04	19.90	2,000,000	–	2,000,000	–	
	05.12.05	20.50	100,000,000 *(Note 1)*	–	–	100,000,000	
	20.06.06	22.10	2,000,000	–	2,000,000	–	
	16.10.07	47.32	–	2,000,000	–	2,000,000	
						102,000,000	4.611
Henry Fan Hung Ling	16.10.07	47.32	–	1,600,000	1,600,000	–	–
Peter Lee Chung Hing	28.05.02	18.20	1,000,000	–	1,000,000	–	
	01.11.04	19.90	1,000,000	–	–	1,000,000	
	20.06.06	22.10	1,200,000	–	–	1,200,000	
	16.10.07	47.32	–	1,200,000	–	1,200,000	
						3,400,000	0.154
Carl Yung Ming Jie	28.05.02	18.20	300,000	–	300,000	–	
	01.11.04	19.90	500,000	–	–	500,000	
	20.06.06	22.10	600,000	–	–	600,000	
	16.10.07	47.32	–	800,000	–	800,000	
						1,900,000	0.086
Leslie Chang Li Hsien	28.05.02	18.20	300,000	–	300,000	–	
	01.11.04	19.90	500,000	–	150,000	350,000	
	20.06.06	22.10	800,000	–	–	800,000	
	16.10.07	47.32	–	800,000	–	800,000	
						1,950,000	0.088
Vernon Francis Moore	28.05.02	18.20	1,000,000	–	1,000,000	–	
	01.11.04	19.90	1,000,000	–	–	1,000,000	
	20.06.06	22.10	700,000	–	–	700,000	
	16.10.07	47.32	–	600,000	–	600,000	
						2,300,000	0.104
Li Shilin	28.05.02	18.20	300,000	–	300,000	–	
	16.10.07	47.32	–	500,000	–	500,000	
						500,000	0.023
Liu Jifu	01.11.04	19.90	500,000	–	500,000	–	
	20.06.06	22.10	700,000	–	–	700,000	
	16.10.07	47.32	–	700,000	–	700,000	
						1,400,000	0.063
Chau Chi Yin	28.05.02	18.20	300,000	–	300,000	–	
	01.11.04	19.90	500,000	–	–	500,000	
	20.06.06	22.10	800,000	–	–	800,000	
	16.10.07	47.32	–	800,000	–	800,000	
						2,100,000	0.095
Milton Law Ming To	28.05.02	18.20	250,000	–	250,000	–	
	01.11.04	19.90	500,000	–	166,000	334,000	
	20.06.06	22.10	800,000	–	–	800,000	
	16.10.07	47.32	–	800,000	–	800,000	
						1,934,000	0.087
Wang Ande	01.11.04	19.90	200,000	–	200,000	–	
	20.06.06	22.10	500,000	–	–	500,000	
	16.10.07	47.32	–	800,000	–	800,000	
						1,300,000	0.059
Chang Zhenming	16.10.07	47.32	–	500,000	–	500,000	0.023

Note:

1. *These share options were granted by CITIC HK, a substantial shareholder of the Company, and can be exercised during the period from 5 December 2008 to 4 December 2010.*
2. *The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$32.316.*

B. Employees of the Company working under continuous contracts (as defined in the Employment Ordinance), other than the Directors

		number of share options			
date of grant	exercise price HK$	balance as at 01.01.07	granted during the year ended 31.12.07	exercised during the year ended 31.12.07 *(Note 3)*	balance as at 31.12.07
28 May 2002	18.20	750,000	–	750,000	–
1 November 2004	19.90	1,919,000	–	889,000	1,030,000
20 June 2006	22.10	4,930,000	–	2,691,000	2,239,000
16 October 2007	47.32	–	7,400,000	–	7,400,000

Note:

3. The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$33.961.

C. Others

		number of share options		
date of grant	exercise price HK$	balance as at 01.01.07 *(Note 4)*	exercised during the year ended 31.12.07 *(Note 5)*	balance as at 31.12.07
28 May 2002	18.20	640,000	640,000	–
1 November 2004	19.90	1,200,000	1,000,000	200,000
20 June 2006	22.10	1,300,000	1,300,000	–

Note:

4. These are in respect of options granted to former employees under continuous contracts, who have subsequently retired or transferred to another group company. It also includes options granted to a former director.

5. The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$34.997.

Share Option Plans adopted by the Subsidiaries of the Company

CITIC 1616 Holdings Limited

CITIC 1616 Holdings Limited ('CITIC 1616') adopted a share option plan ('CITIC 1616 Share Option Plan') on 17 May 2007.

On 23 May 2007, options to subscribe for a total of 18,720,000 shares in CITIC 1616, representing approximately 1% of the issued share capital, at the exercise price of HK$3.26 per share, were granted under the CITIC 1616 Share Option Plan. The closing price of CITIC 1616 Share immediately before the date of grant was HK$3.14. All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant. All were accepted, and none were exercised, cancelled or lapsed in the period from 3 April 2007 (on which CITIC 1616 was listed on the Main Board of the Stock Exchange) to 31 December 2007. The grantees were certain directors or employees of CITIC 1616 working under continuous contracts (as defined in the Employment Ordinance). None were granted to the directors, chief executives or substantial shareholders of the Company.

Dah Chong Hong Holdings Limited

Pre-IPO Share Option Scheme

Dah Chong Hong Holdings Limited ('DCH Holdings') adopted the Pre-IPO Share Option Scheme ('Pre-IPO Scheme') on 28 September 2007.

Since the adoption of the Pre-IPO Scheme, DCH Holdings has granted one lot of options before the listing of DCH Holdings:

date of grant	number of options	exercise price per share HK$
3 October 2007	18,000,000	5.88

All options granted and accepted fully vested on the date of grant but have a lock-up period of 6 months from the listing of DCH Holdings and are then exercisable in whole or in part within 5 years from the date of grant.

None of the options granted under the Pre-IPO Scheme were exercised, cancelled or lapsed during the year up to 31 December 2007. The grantees were certain directors or employees of the DCH Holdings group working under continuous contracts (as defined in the Employment Ordinance). None were granted to the directors, chief executives or substantial shareholders of the Company.

Post-IPO Share Option Scheme

DCH Holdings adopted the Post-IPO Share Option Scheme ('Post-IPO Scheme') on 28 September 2007. DCH Holdings has not granted any options under the Post-IPO Scheme.

Directors' Interests in Securities

The interests of the directors in shares of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ('SFO')) as at 31 December 2007 as recorded in the register required to be kept under section 352 of the SFO were as follows:

1. Shares in the Company and associated corporations

name of director	number of shares personal interests unless otherwise stated	percentage to the issued share capital %
CITIC Pacific Limited		
Larry Yung Chi Kin	406,381,000 *(Note 1)*	18.371
Henry Fan Hung Ling	50,000,000 *(Note 2)*	2.260
Peter Lee Chung Hing	1,000,000	0.045
Carl Yung Ming Jie	300,000	0.014
Leslie Chang Li Hsien	480,000	0.022
Vernon Francis Moore	4,200,000 *(Note 3)*	0.190
Li Shilin	300,000	0.014
Liu Jifu	840,000	0.038
Chau Chi Yin	536,000	0.024
Wang Ande	250,000	0.011
Hansen Loh Chung Hon	1,550,000 *(Note 4)*	0.070
André Desmarais	10,145,000 *(Note 5)*	0.459
Peter Kruyt (alternate director to Mr André Desmarais)	34,100	0.002
CITIC 1616 Holdings Limited		
Vernon Francis Moore	200,000 *(Note 3)*	0.010
Chau Chi Yin	26,750	0.001
Dah Chong Hong Holdings Limited		
Li Shilin	12,000	0.001
Liu Jifu	33,600 *(Note 6)*	0.002
Chau Chi Yin	21,000	0.001
Hansen Loh Chung Hon	62,000 *(Note 7)*	0.003

Notes:

1. *Corporate interest*
2. *Corporate interest in respect of 5,000,000 shares and trust interest in respect of 45,000,000 shares*
3. *Trust interest*
4. *Personal interest in respect of 1,050,000 shares; corporate interest in respect of 500,000 shares and family interest in respect of 500,000 shares which duplicate each other*
5. *Corporate interest in respect of 10,000,000 shares and family interest in respect of 145,000 shares*
6. *Family interest*
7. *Corporate interest in respect of 20,000 shares and concert party interest in respect of 42,000 shares*

2. Share Options in the Company

The interests of the directors in the share options (being regarded as unlisted physically settled equity derivatives) of the Company are stated in detail in the preceding section of Share Option Plan.

3. Share Options in an associated corporation, CITIC Capital Holdings Limited

		number of share options				
name of director	date of grant	balance as at 01.01.07	granted during the year ended 31.12.07	lapsed / cancelled / exercised during the year ended 31.12.07	balance as at 31.12.07	percentage of issued share capital %
Peter Lee Chung Hing	02.03.05	15,000	–	–	15,000	
	04.04.06	10,000	–	–	10,000	
	11.12.07	–	10,000	–	10,000	
					35,000	0.125
Leslie Chang Li Hsien	02.03.05	15,000	–	–	15,000	
	04.04.06	10,000	–	–	10,000	
	11.12.07	–	10,000	–	10,000	
					35,000	0.125
Vernon Francis Moore	02.03.05	15,000	–	–	15,000	
	04.04.06	10,000	–	–	10,000	
	11.12.07	–	10,000	–	10,000	
					35,000	0.125
Chang Zhenming	11.12.07	–	125,000	–	125,000	0.446

Save as disclosed above, as at 31 December 2007, none of the directors of the Company had nor were they taken to or deemed to have, under Part XV of the SFO, any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations or any interests which are required to be entered into the register kept by the Company pursuant to section 352 of the SFO or any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

Save as disclosed above, at no time during the year was the Company or any of its subsidiary companies a party or parties to any arrangement to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Substantial Shareholders

As at 31 December 2007, the interests of the substantial shareholders, other than the directors of the Company or their respective associate(s), in the shares of the Company as recorded in the register of interests in shares and short positions required to be kept under section 336 of the SFO were as follows:

1. Interest in the Shares

name	number of shares of the Company	percentage to the issued share capital %
CITIC Group	635,919,285	28.747
CITIC HK	635,919,285	28.747
Heedon Corporation	496,386,285	22.439
Honpville Corporation	310,988,221	14.058
Power Corporation of Canada	156,220,000	7.062
Gelco Enterprises Ltd.	156,220,000	7.062
Nordex Inc.	156,220,000	7.062
Paul G. Desmarais	156,220,000	7.062

CITIC HK is a substantial shareholder of the Company indirectly through the following wholly owned subsidiary companies:

name of subsidiary companies of CITIC HK	number of shares of the Company	percentage to the issued share capital %
Affluence Limited	46,089,000	2.083
Winton Corp.	30,718,000	1.389
Westminster Investment Inc.	101,960,000	4.609
Jetway Corp.	20,462,000	0.925
Cordia Corporation	32,258,064	1.458
Honpville Corporation	310,988,221	14.058
Hainsworth Limited	83,444,000	3.772
Southpoint Enterprises Inc.	10,000,000	0.452
Raymondford Company Limited	2,823,000	0.128

Each of Affluence Limited, Winton Corp., Westminster Investment Inc., Jetway Corp., Cordia Corporation, Honpville Corporation, Hainsworth Limited, Southpoint Enterprises Inc. and Raymondford Company Limited holds the shares of the Company beneficially. Accordingly, Honpville Corporation is a substantial shareholder of the Company.

CITIC Group is the direct holding company of CITIC HK. CITIC HK is the direct holding company of Heedon Corporation, Hainsworth Limited, Affluence Limited and Barnsley Investments Limited. Heedon Corporation is the direct holding company of Winton Corp., Westminster Investment Inc., Jetway Corp., Kotron Company Ltd. and Honpville Corporation and Kotron Company Ltd. is the direct holding company of Cordia Corporation. Affluence Limited is the direct holding company of Man Yick Corporation which is the direct holding company of Raymondford Company Limited. Barnsley Investments Limited is the direct holding company of Southpoint Enterprises Inc. Accordingly, the interests of CITIC Group in the Company duplicate the interests of CITIC HK in the Company. The interests of CITIC HK in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Heedon Corporation in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Affluence Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above. The interests of Man Yick Corporation in the Company duplicate the interests in the Company of its direct subsidiary company as described above. The interests of Barnsley Investments Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above and the interests of Kotron Company Ltd. in the Company duplicate the interests in the Company of its direct subsidiary company as described above.

Power Corporation of Canada is a company 54.18% controlled by Gelco Enterprises Ltd. which in turn is 94.95% controlled by Nordex Inc. and the remainder by Mr Paul G. Desmarais. Nordex Inc. in turn is 68% controlled directly by Mr Paul G. Desmarais and indirectly as to 32% by the latter. Thus, the aforesaid interests of Power Corporation of Canada, Gelco Enterprises Ltd., Nordex Inc. and Mr Paul G. Desmarais in the Company duplicate each other.

2. Short Position in the Shares

name	number of shares of the Company	percentage to the issued share capital %
CITIC Group	100,000,000	4.521
CITIC HK	100,000,000	4.521

These are in respect of options granted by CITIC HK to Mr Larry Yung Chi Kin, the Chairman of the Company.

Share Capital

During the year ended 31 December 2007, the Company made the following repurchases of its own shares on the Stock Exchange for purpose of enhancing its earnings per share:

		price per share		
month / year	number of shares repurchased	highest (HK$)	lowest (HK$)	aggregate price paid (HK$)
November 2007	2,813,000	39.35	38.25	109,397,400

These repurchased shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium payable on repurchase was charged against retained profit. An amount equivalent to the nominal value of the shares cancelled of approximately HK$1.1 million was transferred from retained profit to capital redemption reserve.

Save as disclosed above, neither the Company nor any of its subsidiary companies has purchased or sold any of the Company's shares during the year ended 31 December 2007 and the Company has not redeemed any of its shares during the year ended 31 December 2007.

During the year, 19,336,000 shares were issued under the Share Option Plan as described above.

Auditors

The accounts for the year have been audited by PricewaterhouseCoopers who shall retire and, being eligible, shall offer themselves for re-appointment.

By Order of the Board,
Larry Yung Chi Kin *Chairman*
Hong Kong, 17 March 2008

Consolidated Profit and Loss Account

for the year ended 31 December 2007

in HK$ million	**2007**	2006
Turnover	**44,933**	47,049
Cost of Sales	**(32,409)**	(37,019)
Distribution and Selling Expenses	**(1,025)**	(995)
Other Operating Expenses	**(3,733)**	(2,845)
Change in Fair Value of Investment Properties	**1,002**	735
Profit from Consolidated Activities	**8,768**	6,925
Share of Results of		
Jointly Controlled Entities	**1,344**	1,033
Associated Companies	**2,257**	1,882
Profit before Net Finance Charges and Taxation	**12,369**	9,840
Finance Charges	**(258)**	(640)
Finance Income	**226**	159
Net Finance Charges	**(32)**	(481)
Profit before Taxation	**12,337**	9,359
Taxation	**(770)**	(644)
Profit for the Year	**11,567**	8,715
Attributable to:		
Shareholders of the Company	**10,843**	8,272
Minority Interests	**724**	443
	11,567	8,715
Dividends	**(3,097)**	(3,731)
Earnings per Share for Profit attributable to Shareholders of the Company during the year (HK$)		
Basic	**4.91**	3.77
Diluted	**4.90**	3.77

Consolidated Balance Sheet

as at 31 December 2007

in HK$ million	note	2007	2006
Non-Current Assets			
Fixed Assets	4		
Property, plant and equipment		**13,158**	10,593
Investment properties		**10,895**	9,604
Properties under development		**4,288**	2,712
Leasehold land		**1,641**	1,712
		29,982	24,621
Jointly controlled entities		**17,446**	14,922
Associated companies		**17,941**	16,416
Other financial assets		**7,502**	2,819
Intangible assets		**4,105**	2,986
Deferred tax assets		**100**	103
Derivative financial instruments		**150**	117
Non-current deposits		**5,723**	–
		82,949	61,984
Current Assets			
Properties held for sale		**440**	705
Assets held for sale		**1,127**	–
Inventories		**5,982**	3,920
Debtors, accounts receivable, deposits and prepayments		**8,292**	6,377
Cash and bank deposits		**8,045**	3,679
		23,886	14,681
Current Liabilities			
Bank loans, other loans and overdrafts			
secured		**328**	285
unsecured		**3,326**	1,404
Creditors, accounts payable, deposits and accruals		**10,727**	8,035
Liabilities held for sale		**2**	–
Provision for taxation		**590**	319
		14,973	10,043
Net Current Assets		**8,913**	4,638
Total Assets Less Current Liabilities		**91,862**	66,622
Non-Current Liabilities			
Long term borrowings		**25,000**	16,604
Deferred tax liabilities		**2,094**	1,954
Derivative financial instruments		**69**	55
		27,163	18,613
Net Assets		**64,699**	48,009
EQUITY			
Share capital		**885**	878
Reserves	5	**57,138**	43,217
Proposed dividend		**1,770**	2,415
Equity attributable to Shareholders of the Company		**59,793**	46,510
Minority Interests		**4,906**	1,499
Total Equity		**64,699**	48,009

Larry Yung Chi Kin
Director

Henry Fan Hung Ling
Director

Notes to the Summary Financial Statements

1 General Information

These summary financial statements from page 58 to 65 are not the Group's statutory financial statements and they do not contain sufficient information to allow as full an understanding of the results and state of affairs of the Group as would be provided by the full Annual Report.

2 Significant Accounting Policies

Basis of Preparation

These summary financial statements have been prepared from the consolidated financial statements of the Group for the year ended 31 December 2007 ('the Accounts').

The Accounts are consistent with those adopted in the annual accounts for the year ended 31 December 2006 except for the adoption of certain new standards and amendments of Hong Kong Financial Reporting Standards issued and became effective during the year ended 31 December 2007, and among which the following have disclosure impacts in the accounts.

- HKFRS 7 'Financial Instrument: Disclosures'; and
- Amendment to HKAS 1 'Presentation of Financial Statements – Capital Disclosures'

The adoption of these accounting standards or amendments does not result in substantial changes to the Group's accounting policies and has no significant effect on the results reported for the year ended 31 December 2007.

The Group has not early adopted the amendments, new standards and interpretations issued by the Hong Kong Institute of Certified Public Accountants ('HKICPA') that are not yet effective for the year ended 31 December 2007, and is in the process of assessing their impact on future accounting periods.

3 Directors' Emoluments

The remuneration of every Director for the year ended 31 December 2007 is set out below:

in HK$ million name of director	fees	salaries, allowances and benefits in kind	discretionary bonuses	retirement benefits	share-based payment	**2007** total	2006 total
Larry Yung Chi Kin*	0.15	3.21	48.00	0.01	15.62	**66.99**	51.21
Henry Fan Hung Ling*	0.15	3.01	41.00	0.01	12.50	**56.67**	43.43
Peter Lee Chung Hing*	0.15	1.75	33.00	0.08	9.37	**44.35**	33.62
Carl Yung Ming Jie*	0.15	1.12	9.00	0.05	6.25	**16.57**	8.38
Leslie Chang Li Hsien*	0.15	1.54	15.00	0.07	6.25	**23.01**	14.73
Vernon Francis Moore*	0.15	2.08	5.00	0.01	4.69	**11.93**	9.90
Li Shilin*	0.15	0.49	1.00	–	3.91	**5.55**	1.64
Liu Jifu*	0.15	0.58	7.00	0.01	5.47	**13.21**	10.51
Chau Chi Yin*	0.15	1.49	9.00	0.07	6.25	**16.96**	10.37
Milton Law Ming To*	0.15	1.43	9.00	0.06	6.25	**16.89**	10.28
Wang Ande*	0.15	1.03	9.00	–	6.25	**16.43**	5.47
Chang Zhenming	0.15	–	–	–	3.91	**4.06**	1.06
Willie Chang	0.30	–	–	–	–	**0.30**	0.30
Hamilton Ho Hau Hay	0.15	–	–	–	–	**0.15**	0.15
Alexander Reid Hamilton	0.30	–	–	–	–	**0.30**	0.30
Hansen Loh Chung Hon	0.25	–	–	–	–	**0.25**	0.25
Norman Ho Hau Chong	0.20	–	–	–	–	**0.20**	0.20
André Desmarais	0.15	–	–	–	–	**0.15**	0.15
Norman Yuen Kee Tong	–	0.10	–	–	–	**0.10**	11.56
Yao Jinrong	–	–	–	–	–	–	0.20
	3.15	17.83	186.00	0.37	86.72	**294.07**	213.71

The five highest paid individuals of the Group during the year were also directors and their emoluments are reflected in the analysis presented above.

During the year, 18,500,000 share options were granted (2006: 10,200,000 share options) to directors of the Company under the CITIC Pacific Share Incentive Plan 2000.

Mr Norman Yuen Kee Tong resigned during the year.

The executive directors marked '*' of the above being considered as key management personnel of the Group.

4 Fixed Assets

Group

in HK$ million	property, plant and equipment: self-used properties	vehicular tunnel	plant and machinery	others	sub-total	investment properties	properties under development	leasehold land	total
Cost or valuation									
At 1 January 2006	3,166	2,000	5,279	3,917	14,362	8,645	1,876	1,858	26,741
Exchange adjustments	81	–	219	68	368	109	37	27	541
Additions									
through acquisition of subsidiary companies	79	–	9	67	155	–	–	50	205
others	323	–	586	774	1,683	18	1,849	61	3,611
Capitalised leasehold land amortisation	–	–	–	–	–	–	21	–	21
Disposals									
through disposal of subsidiary companies	–	–	–	–	–	–	(165)	–	(165)
others	(125)	–	(289)	(216)	(630)	(18)	(313)	–	(961)
Change in fair value of investment properties	–	–	–	–	–	735	–	–	735
Transfer to properties held for sales / inventories	–	–	–	(6)	(6)	–	(442)	–	(448)
Transfer upon completion	736	–	818	(1,554)	–	115	(110)	(5)	–
At 31 December 2006	4,260	2,000	6,622	3,050	15,932	9,604	2,753	1,991	30,280
Accumulated depreciation, amortisation and impairment									
At 1 January 2006	586	808	1,353	1,552	4,299	–	27	240	4,566
Exchange adjustments	22	–	86	9	117	–	1	2	120
Charge for the year	159	90	520	265	1,034	–	28	37	1,099
Acquisition of subsidiary companies	11	–	2	6	19	–	–	–	19
Written back on disposals									
others	(6)	–	(105)	(135)	(246)	–	(15)	–	(261)
Impairment loss	–	–	88	32	120	–	–	–	120
Transfer to other assets	–	–	–	(4)	(4)	–	–	–	(4)
Reclassification	(2)	–	2	–	–	–	–	–	–
At 31 December 2006	770	898	1,946	1,725	5,339	–	41	279	5,659
Net book value									
At 31 December 2006	3,490	1,102	4,676	1,325	10,593	9,604	2,712	1,712	24,621
Represented by									
Cost	4,260	2,000	6,622	3,050	15,932	–	2,753	1,991	20,676
Valuation	–	–	–	–	–	9,604	–	–	9,604
	4,260	2,000	6,622	3,050	15,932	9,604	2,753	1,991	30,280

4 Fixed Assets *continued*

Group *continued*

in HK$ million	property, plant and equipment: self-used properties	vehicular tunnel	plant and machinery	others	sub-total	investment properties	properties under development	leasehold land	total
Cost or valuation									
At 1 January 2007	4,260	2,000	6,622	3,050	15,932	9,604	2,753	1,991	30,280
Exchange adjustments	245	-	564	69	878	385	141	70	1,474
Additions									
others	172	-	657	2,665	3,494	-	1,851	358	5,703
Capitalised leasehold land amortisation	-	-	-	-	-	-	39	-	39
Disposals									
through disposal of subsidiary companies	-	-	(15)	(231)	(246)	-	-	-	(246)
others	(29)	-	(132)	(186)	(347)	(27)	(24)	(238)	(636)
Change in fair value of investment properties	-	-	-	-	-	1,002	-	-	1,002
Transfer to assets held for sale	(37)	-	-	-	(37)	-	-	(336)	(373)
Transfer upon completion	258	-	(38)	(243)	(23)	(69)	(22)	114	-
At 31 December 2007	4,869	2,000	7,658	5,124	19,651	10,895	4,738	1,959	37,243
Accumulated depreciation, amortisation and impairment									
At 1 January 2007	770	898	1,946	1,725	5,339	-	41	279	5,659
Exchange adjustments	56	-	206	21	283	-	3	4	290
Charge for the year	170	98	564	290	1,122	-	60	42	1,224
Disposal of subsidiary companies	-	-	(7)	(116)	(123)	-	-	-	(123)
Written back on disposals									
others	(16)	-	(89)	(114)	(219)	-	(7)	-	(226)
Impairment loss	6	-	68	29	103	-	353	-	456
Transfer to other assets	(4)	-	(46)	38	(12)	-	-	(7)	(19)
Reclassification	(5)	-	5	-	-	-	-	-	-
At 31 December 2007	977	996	2,647	1,873	6,493	-	450	318	7,261
Net book value									
At 31 December 2007	3,892	1,004	5,011	3,251	13,158	10,895	4,288	1,641	29,982
Represented by									
Cost	4,869	2,000	7,658	5,124	19,651	-	4,738	1,959	26,348
Valuation	-	-	-	-	-	10,895	-	-	10,895
	4,869	2,000	7,658	5,124	19,651	10,895	4,738	1,959	37,243

5 Reserves

Group

in HK$ million	share premium	capital redemption reserve	capital reserve	goodwill	investment revaluation reserve	exchange fluctuation reserve	hedging reserve	general reserve	retained profits	total
At 1 January 2006	24,864	19	–	(2,494)	84	(167)	401	301	15,218	38,226
Share of reserves of associated companies	–	–	–	–	183	–	(129)	–	106	160
Share of reserves of jointly controlled entities	–	–	17	–	–	–	(1)	1	–	17
Exchange translation differences	–	–	–	–	–	870	–	–	–	870
Reserves released on disposal of associated companies	–	–	–	–	(84)	103	(91)	–	–	(72)
Loss on cash flow hedge of financial instruments	–	–	–	–	–	–	(50)	–	–	(50)
Fair value gain on other financial assets	–	–	–	–	1,064	–	–	–	–	1,064
Transfer to Profit and Loss account on impairment of other financial assets	–	–	–	–	103	–	–	–	–	103
Transfer from profits	–	–	–	–	–	–	–	163	(163)	–
Issue of share pursuant to the Plan	92	–	(6)	–	–	–	–	–	–	86
Profit attributable to shareholders of the Company	–	–	–	–	–	–	–	–	8,272	8,272
Dividends	–	–	–	–	–	–	–	–	(3,071)	(3,071)
Share repurchase	–	1	–	–	–	–	–	–	(36)	(35)
Share-based payment	–	–	62	–	–	–	–	–	–	62
At 31 December 2006	24,956	20	73	(2,494)	1,350	806	130	465	20,326	45,632
Representing										
At 31 December 2006 after proposed final and special dividend										43,217
2006 Final and special dividend proposed										2,415
										45,632
Retained by										
Company and subsidiary companies	24,956	20	56	(2,494)	1,192	1,034	12	446	9,392	34,614
Jointly controlled entities	–	–	17	–	–	–	2	16	2,029	2,064
Associated companies	–	–	–	–	158	(228)	116	3	8,905	8,954
	24,956	20	73	(2,494)	1,350	806	130	465	20,326	45,632

5 Reserves *continued*

Group *continued*

in HK$ million	share premium	capital redemption reserve	capital reserve	goodwill	investment revaluation reserve	exchange fluctuation reserve	hedging reserve	general reserve	retained profits	total
At 1 January 2007	**24,956**	**20**	**73**	**(2,494)**	**1,350**	**806**	**130**	**465**	**20,326**	**45,632**
Share of reserves of associated companies	–	–	30	–	28	24	(5)	–	–	77
Share of reserves of jointly controlled entities	–	–	6	–	9	46	3	1	–	65
Exchange translation differences	–	–	–	–	–	2,168	–	–	–	2,168
Reserves released on disposal of associated companies	–	–	6	–	–	–	–	–	–	6
Disposal of interests in subsidiary companies	–	–	(18)	756	–	(28)	–	–	(756)	(46)
Gain on cash flow hedge of financial instruments	–	–	–	–	–	–	57	–	–	57
Fair value gain on other financial assets	–	–	–	–	3,292	–	–	–	–	3,292
Transfer from profits	–	–	–	–	77	–	–	299	(299)	77
Issue of share pursuant to the Plan	459	–	(36)	–	–	–	–	–	–	423
Profit attributable to shareholders of the Company	–	–	–	–	–	–	–	–	10,843	10,843
Dividends	–	–	–	–	–	–	–	–	(3,756)	(3,756)
Share repurchase	–	1	–	–	–	–	–	–	(110)	(109)
Share-based payment	–	–	179	–	–	–	–	–	–	179
At 31 December 2007	**25,415**	**21**	**240**	**(1,738)**	**4,756**	**3,016**	**185**	**765**	**26,248**	**58,908**
Representing										
At 31 December 2007 after proposed final dividend										57,138
2007 Final dividend proposed										1,770
										58,908
Retained by										
Company and subsidiary companies	25,415	21	181	(1,738)	4,561	3,174	69	745	11,713	44,141
Jointly controlled entities	–	–	23	–	9	46	5	17	3,373	3,473
Associated companies	–	–	36	–	186	(204)	111	3	11,162	11,294
	25,415	21	240	(1,738)	4,756	3,016	185	765	26,248	58,908

Independent Auditor's Statement on the Summary Financial Report

Independent auditor's statement on the summary financial report to the shareholders of CITIC Pacific Limited
(incorporated in Hong Kong with limited liability)

We have examined the summary financial report of CITIC Pacific Limited for the year ended 31 December 2007 on pages 1 to 65.

Directors' Responsibility

Under the Hong Kong Companies Ordinance, the directors are responsible for preparing the summary financial report which complies with section 141CF(1) of the Hong Kong Companies Ordinance. In preparing the summary financial report, section 141CF(1) of the Hong Kong Companies Ordinance requires that the summary financial report be derived from the annual financial statements and the independent auditor's report thereon and the directors' report for the year ended 31 December 2007, be in such form and contain such information and particulars as specified in section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and be approved by the board of directors.

Auditor's Responsibility

It is our responsibility to form an independent opinion on the summary financial report, based on our examination, and to report our opinion solely to you, as a body, and we are also required to state whether the independent auditor's report on the annual financial statements for the year ended 31 December 2007 is qualified or otherwise modified, in accordance with section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this statement.

We conducted our engagement in accordance with Hong Kong Standards on Assurance Engagements and with reference to Practice Note 710 'The auditors' statement on the summary financial report' issued by the Hong Kong Institute of Certified Public Accountants. Our examination includes examining evidence supporting the consistency of the summary financial report with the annual financial statements and the independent auditor's report thereon and the directors' report for the year ended 31 December 2007 and the compliance of the summary financial report with the requirements of section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Opinion

Based on the foregoing, in our opinion the summary financial report on pages 1 to 65:

a) is consistent with the annual financial statements and the independent auditor's report thereon and the directors' report of CITIC Pacific Limited for the year ended 31 December 2007 from which it is derived; and

b) complies with the requirements of section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation.

We have audited the annual financial statements of CITIC Pacific Limited for the year ended 31 December 2007 and have issued an independent auditor's report thereon dated 17 March 2008 which is unqualified or otherwise unmodified.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 17 March 2008

Definition of Terms

Terms

Capital employed	Shareholders' funds + total debt
Cash contributed from all businesses	Cash inflow to CITIC Pacific Ltd. from its subsidiary companies, jointly controlled entities, associated companies and other investments, including proceeds from sale of businesses and dividend declared
Total debt	Short term and long term loans, notes and bonds
Net debt	Total debt less cash and bank deposits
Total capital	Shareholders' funds + net debt
EBITDA	Net profit less interest expense, taxation, depreciation and amortisation
Contribution	A business's after tax profit that contributes to unallocated central interest, overhead and goodwill

Ratios

Earnings per share

$$= \frac{\text{Profit attributable to shareholders}}{\text{Weighted average number of shares (by days) in issue for the year}}$$

Shareholders' funds per share

$$= \frac{\text{Shareholders' funds}}{\text{Total issued and fully paid shares at end of the year}}$$

Leverage

$$= \frac{\text{Net debt}}{\text{Total capital}}$$

Cashflow per share

$$= \frac{\text{Cash contributed from all businesses}}{\text{Total issued and fully paid shares at end of the year}}$$

Interest cover

$$= \frac{\text{EBITDA}}{\text{Interest expense}}$$

Corporate Information

Headquarters and Registered Office

32nd Floor, CITIC Tower, 1 Tim Mei Avenue,
Central, Hong Kong
Telephone: 2820 2111 Fax: 2877 2771

Website

www.citicpacific.com contains a description of CITIC Pacific's business, copies of both the full and summary reports to shareholders, announcements, press releases and other information.

Stock Codes

The Stock Exchange of Hong Kong: 0267
Bloomberg: 267 HK
Reuters: 0267.HK
American Depositary Receipts: CTPCY
CUSIP Reference No: 17304K102

Share Registrars

Shareholders should contact our Registrars, Tricor Tengis Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong at 2980 1333, or by fax: 2810 8185, on matters such as transfer of shares, change of name or address, or loss of share certificates.

Investor Relations

Investors, shareholders and research analysts may contact the Investor Relations Department by telephone at 2820 2004, by fax: 2522 5259 or at investor.relations@citicpacific.com.

Financial Calendar

Closure of Register:	2 May 2008 to 8 May 2008
Annual General Meeting:	8 May 2008, 10:30 a.m. Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong
Dividend payable:	13 May 2008

Shareholders may at any time choose to receive the Summary Financial Report or the Annual Report in printed form or to rely on their versions posted on the Company's website. They may also at any time choose to receive the Summary Financial Report or the Annual Report in place of the other. Shareholders may change their choice on these matters by writing to the Company's Share Registrars, Tricor Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

If Shareholders have already chosen to reply on the versions of the Summary Financial Report or the Annual Report posted on the Company's website and have difficulty in gaining access to those documents, they will, promptly upon request, be sent those documents in printed form free of charge. Please send the request to the Company's Share Registrars.

CITIC Pacific Ltd
32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771
www.citicpacific.com

Stock Code: 0267

CITIC Pacific Limited

Form of Proxy for Annual General Meeting

I/We,[1] ____________________

of ____________________

____

being the registered holder(s) of ____________ shares[2] of HK$0.40 each in the capital of CITIC Pacific Limited (the "Company"), HEREBY APPOINT THE CHAIRMAN OF THE MEETING or[3] ____________

____

of ____________________

____

as my/our proxy to vote and act for me/us at the Annual General Meeting (and at any adjournment thereof) of the Company to be held at the Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Thursday, 8 May 2008 at 10:30 a.m. for the purpose of considering and, if thought fit, passing the Resolutions set out in the Notice convening the said meeting and at such meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below.[4]

Resolutions

ORDINARY BUSINESS	FOR	AGAINST
1 To adopt the audited accounts and the Reports of the Directors and the Auditors for the year ended 31 December 2007	☐	☐
2 To declare a final dividend for the year ended 31 December 2007	☐	☐
3 To re-elect the following retiring Directors:		
a) Mr. Henry Fan Hung Ling	☐	☐
b) Mr. Carl Yung Ming Jie	☐	☐
c) Mr. Leslie Chang Li Hsien	☐	☐
d) Mr. Li Shilin	☐	☐
e) Mr. Hamilton Ho Hau Hay	☐	☐
f) Mr. André Desmarais	☐	☐
g) Mr. Kwok Man Leung	☐	☐
4 To re-appoint Messrs PricewaterhouseCoopers as Auditors and authorise the Board of Directors to fix their remuneration	☐	☐

SPECIAL BUSINESS	FOR	AGAINST
5 To grant a general mandate to the Directors to issue and dispose of additional shares not exceeding 20% of the issued share capital of the Company as at the date of this resolution	☐	☐
6 To grant a general mandate to the Directors to purchase or otherwise acquire shares in the capital of the Company not exceeding 10% of the issued share capital of the Company as at the date of this resolution	☐	☐
7 To add the aggregate nominal amount of the shares which are purchased or otherwise acquired under the general mandate in Resolution (6) to the aggregate nominal amount of the shares which may be issued under the general mandate in Resolution (5)	☐	☐
8 To fix the director's fee of each of the Non-executive Directors at HK$200,000 per annum	☐	☐

Dated this ____________ day of ____________ 2008

Signed ____________________

Notes

1 *Full name(s) and address(es) to be inserted in* BLOCK CAPITALS.

2 *Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).*

3 *If any proxy other than the Chairman is preferred, strike out "the Chairman of the Meeting or" herein inserted and insert the name and address of the proxy desired in the space provided.* ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4 IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "AGAINST". *Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.*

5 *This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.*

6 *In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the Register of Members.*

7 *To be valid, this form of proxy, together with the power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's registered office at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong not less than 48 hours before the time for the holding of the Meeting.*

8 *The proxy need not be a member of the Company but must attend the Meeting in person to represent you.*

9 *Completion and delivery of the form of proxy will not preclude you from attending and voting at the Annual General Meeting if you so wish.*

股東週年大會之代表委任表格

本人／吾等 *(註一)* ______________________________

地址為 ______________________________

____

為中信泰富有限公司(「本公司」)之股本中每股面值港幣0.40元之股份____________股 *(註二)* 之登記持有人，**茲委任大會主席**，

或 *(註三)* ______________________________

地址為 ______________________________

____

為本人／吾等之代表，代表本人／吾等出席本公司於二零零八年五月八日(星期四)上午十時三十分假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行之本公司股東週年大會(及其任何續會)，藉以考慮並酌情通過召開上述大會之通告所載之決議案，及在該大會(及其任何續會)上就下列決議案以本人／吾等之名義代表本人／吾等如下所示投票 *(註四)*。

決議案

普通事項	贊成	反對
1 採納截至二零零七年十二月三十一日止年度之經審核賬目、董事會報告及核數師報告。	□	□
2 宣派截至二零零七年十二月三十一日止年度之末期股息。	□	□
3 重選下列退任董事：		
a) 范鴻齡先生	□	□
b) 榮明杰先生	□	□
c) 張立憲先生	□	□
d) 李士林先生	□	□
e) 何厚浠先生	□	□
f) 德馬雷先生	□	□
g) 郭文亮先生	□	□
4 再續委聘羅兵咸永道會計師事務所為核數師，並授權董事會釐定其酬金。	□	□
特別事項		
5 授予董事會一般授權以發行及處理不超過本公司在本決議案之日已發行股本20%之額外股份。	□	□
6 授予董事會一般授權以購買或以其他方式收購不超過本公司在本決議案之日已發行股本10%之本公司股份。	□	□
7 本公司根據第(6)項決議案所購買或以其他方式收購的股份總面額，將加入根據第(5)項決議案之一般授權可增發股份的總面額內。	□	□
8 訂定每名非執行董事之董事袍金為每年港幣200,000元。	□	□

日期：二零零八年__________月__________日

簽署 ______________________________

附註

1 *請用正楷填寫全名及地址。*

2 *請填上以　閣下名義登記之股份數目。倘並無填上數目，則本表格將被視為代表所有以　閣下名義登記之本公司股份。*

3 *如擬委派大會主席以外之人士為代表，請將「大會主席，或」字樣刪去，並在空欄內填上　閣下所擬委派代表之姓名及地址。* **代表委任表格之每項更改，均須由簽署人簡簽示可。**

4 **重要提示：　閣下如欲投票贊成決議案，請在「贊成」欄內加「✓」號。　閣下如欲投票反對決議案，請在「反對」欄內填上「✓」號。** *若無作出任何指示，則受委代表可自行酌情投票。　閣下之代表亦將有權就大會通告所載以外惟於會上依循適當途徑提呈大會之決議案，自行酌情投票。*

5 *本表格必須由　閣下或　閣下之正式書面授權之人士親筆簽署，倘為公司，則表格必須蓋上公司印鑑，或經由公司負責人或正式授權人簽署。*

6 *聯名持有人方面，如排名首位之持有人已投票，不論其為親自或委派代表投票，其他聯名持有人概不得投票。排名先後將根據本公司股東名冊內有關聯名持有人之排名次序而定。*

7 *本表格連同簽署人之授權書(如有)或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件副本，須於大會舉行時間不少於48小時前交回本公司之註冊辦事處，地址為香港中環添美道一號中信大廈三十二樓，方為有效。*

8 *代表毋須為本公司股東，惟必須親自出席會議以代表　閣下。*

9 *閣下填妥及交回代表委任表格後，仍可親自出席股東週年大會並於會上投票。*

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

14 April 2008

Dear Shareholders,

INSTRUCTIONS IN RELATION TO ELECTION OF LANGUAGE AND MEANS OF RECEIPT OF FUTURE CORPORATE COMMUNICATION

The Company offers its shareholders the choice to receive:–

(i) a summary financial report of the Company ("Summary Financial Report") in place of the complete annual report and accounts of the Company ("Full Financial Report"). The Summary Financial Report contains all the information and particulars contained on the face of the balance sheet and profit and loss account of the Group, together with key information from the Full Financial Report. The Summary Financial Report only gives a summary of the information and particulars contained in the Full Financial Report from which it is derived; and/or

(ii) Corporate Communication in printed form, either in English language or Chinese language only, or in both English language and Chinese language; and/or

(iii) Corporate Communication by electronic means through the Company's website.

"Corporate Communication" includes any document issued or to be issued by the Company for your information or action, including but not limited to:–

(a) the directors' report, its annual accounts together with a copy of the auditors' report and, where applicable, its summary financial report;

(b) the interim report and, where applicable, summary interim report;

(c) a notice of meeting;

(d) a listing document;

(e) a circular; and

(f) a proxy form.

CITIC Pacific Ltd. 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.
Tel: 2820 2111 Fax: 2877 2771 Email: contact@citicpacific.com Website: www.citicpacific.com

ACTION TO BE TAKEN

To make your election, you may send a notice of intent to the Company in the form of the enclosed instruction slip indicating whether you wish and agree to select one of the various options given to you in the instruction slip. Please tick the appropriate box and sign and return the instruction slip, in the envelope provided, to the Company's share registrars, Tricor Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong. If your registered address is within Hong Kong, the enclosed envelope will be postage prepaid and you will not need to affix a stamp when returning your instruction slip. Otherwise, please affix an appropriate stamp.

If we receive your instruction slip by 31 May 2008, your instructions will apply to all Corporate Communication to be sent to shareholders on or after 1 June 2008 until you inform the Company otherwise.

However, if we do not receive your instruction slip by 31 May 2008 and until you inform the Company otherwise in accordance with the applicable legislation and regulation, we will only send to you: (a) a printed Chinese version of all future Corporate Communication (including a Summary Financial Report in place of the Full Financial Report) if your address as shown in the Register of Members of the Company is in Hong Kong and you have a Chinese name; or (b) a printed English version of all future Corporate Communication (including a Summary Financial Report in place of the Full Financial Report) if your address as shown in the Register of Members of the Company is overseas, or if you are a corporate shareholder, or if you do not have a Chinese name, PROVIDED THAT if we have previously received instructions from you that you have chosen to rely on the versions of Summary Financial Reports/Full Financial Reports and interim reports of the Company posted on the Company's website instead of being sent a printed copy of such documents, such instructions will continue to apply and the foregoing arrangements as set out in (a) and (b) will only apply to the Corporate Communication other than Summary Financial Reports/Full Financial Reports and interim reports of the Company.

You have the right at any time by reasonable notice in writing to the Company's share registrars to change the choice of language and means of receipt of the Corporate Communication, and as to whether you wish to receive the Summary Financial Report or the Full Financial Report.

Please note that both the English and the Chinese versions of future Corporate Communication will be available (a) from the Company or its share registrars on request; and (b) on the Company's website at www.citicpacific.com.

If you have any queries relating to this letter, please call our hotline at (852) 2980 1333.

Yours faithfully,
For and on behalf of
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立的有限公司)

(股份代號:267)

敬啟者:

有關選擇收取日後公司通訊語言版本及方式之指示

本公司謹向其股東提供收取下列文件之選擇:

(i) 本公司財務摘要報告(「財務摘要報告」),以代替本公司詳細年度報告及賬目(「詳細財務報告」)。財務摘要報告載有本集團資產負債表及損益表所載列之一切資料及詳情,以及詳細財務報告之主要資料。財務摘要報告僅載有摘錄自詳細財務報告之資料及詳情摘要;及/或

(ii) 僅以英文或中文,或中英文雙語印刷本形式之公司通訊;及/或

(iii) 透過本公司網站以電子形式之公司通訊。

「公司通訊」指任何已經或將會由本公司刊發,以供 閣下參考或採取行動之任何文件,包括但不限於:

(a) 董事會報告、其年度賬目連同核數師報告及(如適用)其財務摘要報告;

(b) 中期報告及(如適用)中期摘要報告;

(c) 會議通告;

(d) 上市文件;

(e) 通函;及

(f) 代表委任表格。

中信泰富有限公司 香港中環添美道一號中信大廈三十二樓

電話:2820 2111 圖文傳真:2877 2771 電子郵件:contact@citicpacific.com 網址:www.citicpacific.com

將予採取之行動

閣下作出選擇時，可以隨附指示回條通知本公司：表明　閣下之意願是否有意及同意選定指示回條所提供的多項選擇中的其中一項。請於適當空格內填上「✓」號，簽署並以所提供之信封，將指示回條寄回本公司之股份過戶登記處卓佳登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。倘　閣下之登記地址屬於香港境內，隨附信封之郵資已預付，　閣下於寄回指示回條時毋須貼上郵票；否則，請貼上適當的郵票。

倘本公司於二零零八年五月三十一日或之前收到　閣下之指示回條，　閣下之指示將適用於所有將於二零零八年六月一日或之後向股東寄發之公司通訊，直至　閣下另行通知本公司為止。

然而，倘本公司於二零零八年五月三十一日或之前未收到　閣下之指示回條，及根據適用法例及規則直至　閣下另行通知本公司為止，本公司僅會：(a)倘　閣下於本公司股東名冊內所登記的地址屬於香港境內，及　閣下具有中文姓名，則日後向　閣下寄發所有公司通訊中文版本之印刷本，包括財務摘要報告以代替詳細財務報告；或(b)倘　閣下於本公司股東名冊內所登記的地址屬於海外地方，或倘　閣下屬公司股東，或倘　閣下並無具有中文姓名，則日後向　閣下寄發所有公司通訊英文版本之印刷本，包括財務摘要報告以代替詳細財務報告。然而，倘本公司過往曾收到　閣下指示，表示　閣下選擇倚賴於本公司網站登載之本公司財務摘要報告／詳細財務報告及中期報告版本，而不選擇收取該等文件之印刷本，該等指示將繼續適用，而上文(a)及(b)項所載安排將僅適用於本公司財務摘要報告／詳細財務報告及中期報告以外之公司通訊。

閣下有權隨時向本公司之股份過戶登記處發出合理書面通知，更改選擇收取公司通訊之語言版本及方式，以及選擇收取財務摘要報告或詳細財務報告。

敬請垂注，日後公司通訊之中英文版本將(a)由本公司或其股份過戶登記處應要求寄發；及(b)登載於本公司網站www.citicpacific.com。

倘　閣下對本函件有任何疑問，請致電查詢熱線(852) 2980 1333。

此致

列位股東　台照

代表
中信泰富有限公司
公司秘書
陳翠媚
謹啟

二零零八年四月十四日

ELECTION OF LANGUAGE AND MEANS OF RECEIPT OF CORPORATE COMMUNICATION INSTRUCTION SLIP

To: CITIC Pacific Limited
c/o Tricor Tengis Limited
26th Floor, Tesbury Centre
28 Queen's Road East
Wanchai, Hong Kong

Please tick only one box of this instruction slip.

1. Printed Version

(a) ☐ I/We would like to receive the printed **English** version only of the Summary Financial Reports (in place of the Full Financial Reports) and other Corporate Communication; OR

(b) ☐ I/We would like to receive the printed **Chinese** version only of the Summary Financial Reports (in place of the Full Financial Reports) and other Corporate Communication; OR

(c) ☐ I/We would like to receive **both the printed English and the printed Chinese** versions of the Summary Financial Reports (in place of the Full Financial Reports) and other Corporate Communication; OR

(d) ☐ I/We would like to receive the printed **English** version only of the Full Financial Reports and other Corporate Communication; OR

(e) ☐ I/We would like to receive the printed **Chinese** version only of the Full Financial Reports and other Corporate Communication; OR

(f) ☐ I/We would like to receive **both the printed English and the printed Chinese** versions of the Full Financial Reports and other Corporate Communication; OR

2. Website Version

(g) ☐ I/We would like to rely on the Corporate Communication posted on the Company's website in lieu of printed versions and to receive email notification to my/our email address at ______________________________ *(Note 5)* of the publication of the Corporate Communication on the Company's website.

Please note that:

1. *"Corporate Communication" includes any document issued or to be issued by the Company for your information or action, including but not limited to:–*

   (a) *the directors' report, its annual accounts together with a copy of the auditors' report and, where applicable, its summary financial report;*
   (b) *the interim report and, where applicable, summary interim report;*
   (c) *a notice of meeting;*
   (d) *a listing document;*
   (e) *a circular; and*
   (f) *a proxy form.*

   "Full Financial Report" means complete annual report and accounts of the Company.

   "Summary Financial Report" contains all the information and particulars contained on the face of the balance sheet and profit and loss account of the Group, together with key information from the Full Financial Report. The Summary Financial Report only gives a summary of the information and particulars contained in the Full Financial Report from which it is derived.

2. *The above instruction will apply to all Corporate Communication to be sent to our shareholders until you inform us otherwise.*

3. *Both the English and the Chinese versions of all Corporate Communication will be available from the Company or its share registrars on request.*

4. *If your shares are held in joint names, all joint holders OR the joint holder whose name stands first on our Register of Members should sign on this instruction slip in order to be valid.*

5. *If you do not provide your email address, you will NOT be notified as and when the Corporate Communication is published on the Company's website.*

6. *You have the right at any time by reasonable notice in writing to the Company's share registrars to change the choice of language and means of receipt of the Corporate Communication.*

7. *If you choose to rely on the version of the Corporate Communication posted on the Company's website in lieu of the printed versions, and for any reason you have difficulty in receiving or gaining access to the same, you will promptly upon request be sent the Corporate Communication in printed form free of charge.*

8. *If you have any queries relating to this form, please call our hotline at (852) 2980 1333.*

Name: ______________________ Signature: ______________________

Contact telephone number: ______________________ Date: ______________________

Folio number: ______________________ *(Please refer to your share certificate(s))*

Address: ____

選擇收取公司通訊之語言版本及方式
指示回條

致： 中信泰富有限公司
經卓佳登捷時有限公司
香港灣仔
皇后大道東28號
金鐘匯中心26樓

請僅於本指示回條其中一個空格內填上「✓」號。

1. **印刷版本**

(a) □ 本人／吾等僅欲收取**英文**版本之財務摘要報告（以代替詳細財務報告）及其他公司通訊印刷本；或

(b) □ 本人／吾等僅欲收取**中文**版本之財務摘要報告（以代替詳細財務報告）及其他公司通訊印刷本；或

(c) □ 本人／吾等欲收取**英文及中文**版本之財務摘要報告（以代替詳細財務報告）及其他公司通訊印刷本；或

(d) □ 本人／吾等僅欲收取**英文**版本之詳細財務報告及其他公司通訊印刷本；或

(e) □ 本人／吾等僅欲收取**中文**版本之詳細財務報告及其他公司通訊印刷本；或

(f) □ 本人／吾等欲收取**英文及中文**版本之詳細財務報告及其他公司通訊印刷本；或

2. **網站版本**

(g) □ 本人／吾等欲依賴於　貴公司網站登載之公司通訊，以代替印刷本，並以本人／吾等之電郵地址 ______________________________ *（附註5）*收取有關　貴公司於網站登載公司通訊所發出之電郵通知。

敬請垂注：

1. 「公司通訊」指任何已經或將會由本公司刊發，以供 閣下參考或採取行動之任何文件，包括但不限於：

   (a) 董事會報告、其年度賬目連同核數師報告及（如適用）其財務摘要報告；
   (b) 中期報告及（如適用）中期摘要報告；
   (c) 會議通告；
   (d) 上市文件；
   (e) 通函；及
   (f) 代表委任表格。

   「詳細財務報告」指本公司詳細年度報告及賬目。

   「財務摘要報告」載有本集團資產負債表及損益表所載列之一切資料及詳情，以及詳細財務報告之主要資料。財務摘要報告僅載有摘錄自詳細財務報告之資料及詳情摘要。

2. 上述指示將適用於將向股東寄發之所有公司通訊，直至 閣下另行通知本公司為止。

3. 本公司或其股份過戶登記處將應要求提供所有公司通訊之中英文版本。

4. 倘 閣下之股份屬聯名持有，所有聯名持有人或於股東名冊內排名首位之聯名持有人須簽署本指示回條方告有效。

5. 倘 閣下並無提供 閣下之電郵地址， 閣下將不會於本公司網站登載公司通訊時獲發通知。

6. 閣下有權隨時向本公司之股份過戶登記處發出合理書面通知，更改選擇收取公司通訊之語言版本及方式。

7. 倘 閣下選擇依賴於本公司網站登載之公司通訊版本以代替印刷本，而基於任何理由 閣下在收取或瀏覽有關公司通訊時遇到困難，則本公司將應要求即時向 閣下免費寄發有關公司通訊之印刷本。

8. 倘 閣下對本回條有任何疑問，請致電查詢熱線(852) 2980 1333。

姓名：________________________ 簽署：________________________

聯絡電話號碼：________________________ 日期：________________________

股東編號：________________________ （請參照 閣下股票）

地址：____

CITIC PACIFIC

CITIC Pacific Limited

中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

14 April 2008

Dear Shareholders,

CITIC PACIFIC LIMITED
2007 ANNUAL REPORT/2007 SUMMARY FINANCIAL REPORT

We are pleased to enclose the 2007 Annual Report/ 2007 Summary Financial Report. Each of the 2007 Annual Report and 2007 Summary Financial Report has been prepared in English and Chinese. Please note that both the English and the Chinese versions of the above document(s) are also available on the Company's website at http://www.citicpacific.com.

If you have chosen to rely on the version of the above document(s) posted on the Company's website in lieu of the printed copies and for any reason you have difficulty in receiving or gaining access to the same or wishes to receive a printed copy; or if you have received the above document(s) in either English or Chinese only and would like to receive a printed copy in the other language or in both languages, please complete Part A of the enclosed request slip and send it to the Company's share registrars, Tricor Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, using the postage prepaid envelope provided.

You have the right at any time by reasonable notice in writing to the Company's share registrars to change the choice of language and means of receipt of the Corporate Communication# and as to whether you wish to receive the summary financial report or the complete annual report and accounts. If you would like to change the choice of language and means of receipt of future Corporate Communication and as to whether you wish to receive the summary financial report or the complete annual report and accounts in the future, please complete Part B of the enclosed request slip and send it to the Company's share registrars using the postage prepaid envelope provided.

\# "Corporate Communication" includes any document issued or to be issued by the Company for your information or action, including but not limited to:–

(a) the directors' report, its annual accounts together with a copy of the auditors' report and, where applicable, its summary financial report;

(b) the interim report and, where applicable, summary interim report;

(c) a notice of meeting;

(d) a listing document;

(e) a circular; and

(f) a proxy form.

If you have any queries relating to this letter, please call our hotline at (852) 2980 1333.

Yours faithfully,
For and on behalf of
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立的有限公司)

(股份代號:267)

敬啟者:

中信泰富有限公司
二零零七年年報/二零零七年財務摘要報告

吾等欣然隨函附奉二零零七年年報/二零零七年財務摘要報告。二零零七年年報及二零零七年財務摘要報告分別以中英文編製。務請注意,上述文件之中英文版本亦登載於本公司網站http://www.citicpacific.com。

倘 閣下選擇倚賴於本公司網站登載之上述文件版本以代替印刷本,而基於任何理由 閣下在收取或瀏覽有關文件時遇到困難或如欲收取印刷本;或倘 閣下已收取上述文件之英文或中文版本而欲收取另一種語言或兩種語言之印刷本,請填妥隨附申請回條甲部,並使用所提供之已付郵資信封,寄回本公司之股份過戶登記處卓佳登捷時有限公司,地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

閣下有權隨時向本公司之股份過戶登記處發出合理書面通知,更改選擇收取公司通訊*之語言版本及方式,以及選擇收取財務摘要報告或詳細年度報告及賬目。 閣下如欲更改選擇日後收取公司通訊之語言版本及方式,以及選擇收取財務摘要報告或詳細年度報告及賬目,請填妥隨附申請回條乙部,並使用所提供之已付郵資信封,寄回本公司之股份過戶登記處。

* 「公司通訊」指任何已經或將會由本公司刊發,以供 閣下參考或採取行動之任何文件,包括但不限於:

(a) 董事會報告、其年度賬目連同核數師報告及(如適用)其財務摘要報告;

(b) 中期報告及(如適用)中期摘要報告;

(c) 會議通告;

(d) 上市文件;

(e) 通函;及

(f) 代表委任表格。

倘 閣下對本函件有任何疑問,請致電查詢熱線(852) 2980 1333。

此致

列位股東 台照

代表
中信泰富有限公司
公司秘書
陳翠娟
謹啟

二零零八年四月十四日

中信泰富有限公司 香港中環添美道一號中信大廈三十二樓

電話:2820 2111 圖文傳真:2877 2771 電子郵件:contact@citicpacific.com 網址:www.citicpacific.com

CHANGE OF ELECTION OF LANGUAGE AND MEANS OF RECEIPT OF CORPORATE COMMUNICATION REQUEST SLIP

To: CITIC Pacific Limited
c/o Tricor Tengis Limited
26th Floor, Tesbury Centre
28 Queen's Road East
Wanchai, Hong Kong

PART A — TO RECEIVE PRINTED VERSION OF THE 2007 ANNUAL REPORT AND/OR 2007 SUMMARY FINANCIAL REPORT

Please tick only one box.

(a) ☐ I/We have already received the Chinese version of the 2007 Annual Report but I would now like to receive an English version; OR

(b) ☐ I/We have already received the English version of the 2007 Annual Report but I would now like to receive a Chinese version; OR

(c) ☐ I/We have already received the Chinese version of the 2007 Summary Financial Report but I would now like to receive an English version; OR

(d) ☐ I/We have already received the English version of the 2007 Summary Financial Report but I would now like to receive a Chinese version; OR

(e) ☐ I/We have chosen to rely on the 2007 Annual Report/ 2007 Summary Financial Report posted on the Company's website but would like to receive a printed copy of the 2007 Annual Report in English / Chinese / both English and Chinese*; OR

(f) ☐ I/We have chosen to rely on the 2007 Annual Report/ 2007 Summary Financial Report posted on the Company's website but would like to receive a printed copy of the 2007 Summary Financial Report in English / Chinese / both English and Chinese*.

** Please delete whichever is inappropriate*

PART B — TO CHANGE THE ELECTION OF LANGUAGE AND MEANS OF RECEIPT OF FUTURE CORPORATE COMMUNICATION

Please tick only one box.

(a) ☐ I/We would like to receive the printed **English** version only of the Summary Financial Reports (in place of the Full Financial Reports) and other Corporate Communication; OR

(b) ☐ I/We would like to receive the printed **Chinese** version only of the Summary Financial Reports (in place of the Full Financial Reports) and other Corporate Communication; OR

(c) ☐ I/We would like to receive **both the printed English and the printed Chinese** versions of the Summary Financial Reports (in place of the Full Financial Reports) and other Corporate Communication; OR

(d) ☐ I/We would like to receive the printed **English** version only of the Full Financial Reports and other Corporate Communication; OR

(e) ☐ I/We would like to receive the printed **Chinese** version only of the Full Financial Reports and other Corporate Communication; OR

(f) ☐ I/We would like to receive **both the printed English and the printed Chinese** versions of the Full Financial Reports and other Corporate Communication; OR

(g) ☐ I/We would like to rely on the Corporate Communication posted on the Company's website in lieu of printed versions and to receive email notification to my/our email address at ______________________________ *(Note 5)* of the publication of the Corporate Communication on the Company's website.

Please note that:

1. *"Corporate Communication" includes any document issued or to be issued by the Company for your information or action, including but not limited to:–*

   (a) the directors' report, its annual accounts together with a copy of the auditors' report and, where applicable, its summary financial report;
   (b) the interim report and, where applicable, summary interim report;
   (c) a notice of meeting;
   (d) a listing document;
   (e) a circular; and
   (f) a proxy form.

   "Full Financial Report" means complete annual report and accounts of the Company.

   "Summary Financial Report" contains all the information and particulars contained on the face of the balance sheet and profit and loss account of the Company, together with key information from the Full Financial Report. The Summary Financial Report only gives a summary of the information and particulars contained in the Full Financial Report from which it is derived.

2. *The above instruction will apply to all Corporate Communication to be sent to our shareholders not less than 10 business days after the date hereof until you inform us otherwise.*

3. *Both the English and the Chinese versions of all Corporate Communication will be available from the Company or its share registrars on request.*

4. *If your shares are held in joint names, all joint holders OR the joint holder whose name stands first on our Register of Members should sign on this request slip in order to be valid.*

5. *If you do not provide your email address, you will NOT be notified as and when the Corporate Communication is published on the Company's website.*

6. *You have the right at any time by reasonable notice in writing to the Company's share registrars to change the choice of language and means of receipt of the Corporate Communication.*

7. *If you choose to rely on the version of the Corporate Communication posted on the Company's website in lieu of the printed versions, and for any reason you have difficulty in receiving or gaining access to the same, you will promptly upon request be sent the Corporate Communication in printed form free of charge.*

8. *If you have any queries relating to this form, please call our hotline at (852) 2980 1333.*

Name: ______________________ Signature: ______________________

Contact telephone number: ______________________ Date: ______________________

Folio number: ______________________ *(Please refer to your share certificate(s))*

Address: ____

更改選擇收取公司通訊之語言版本及方式
申請回條

致： 中信泰富有限公司
經卓佳登捷時有限公司
香港灣仔
皇后大道東28號
金鐘匯中心26樓

甲部—收取二零零七年年報及／或二零零七年財務摘要報告之印刷本

請僅於其中一個空格內填上「✓」號。

(a) ☐ 本人／吾等已收取中文版本之二零零七年年報，但現欲收取英文版本；或

(b) ☐ 本人／吾等已收取英文版本之二零零七年年報，但現欲收取中文版本；或

(c) ☐ 本人／吾等已收取中文版本之二零零七年財務摘要報告，但現欲收取英文版本；或

(d) ☐ 本人／吾等已收取英文版本之二零零七年財務摘要報告，但現欲收取中文版本；或

(e) ☐ 本人／吾等已選擇倚賴於 貴公司網站登載之二零零七年年報／二零零七年財務摘要報告，但欲收取英文／中文／英文及中文*版本之二零零七年年報印刷本；或

(f) ☐ 本人／吾等已選擇倚賴於 貴公司網站登載之二零零七年年報／二零零七年財務摘要報告，但欲收取英文／中文／英文及中文*版本之二零零七年財務摘要報告印刷本。

* *請刪去不適用者*

乙部—更改選擇日後收取公司通訊之語言版本及方式

請僅於其中一個空格內填上「✓」號。

(a) ☐ 本人／吾等僅欲收取**英文**版本之財務摘要報告（以代替詳細財務報告）及其他公司通訊印刷本；或

(b) ☐ 本人／吾等僅欲收取**中文**版本之財務摘要報告（以代替詳細財務報告）及其他公司通訊印刷本；或

(c) ☐ 本人／吾等欲收取**英文及中文**版本之財務摘要報告（以代替詳細財務報告）及其他公司通訊印刷本；或

(d) ☐ 本人／吾等僅欲收取**英文**版本之詳細財務報告及其他公司通訊印刷本；或

(e) ☐ 本人／吾等僅欲收取**中文**版本之詳細財務報告及其他公司通訊印刷本；或

(f) ☐ 本人／吾等欲收取**英文及中文**版本之詳細財務報告及其他公司通訊印刷本；或

(g) ☐ 本人／吾等欲依賴於 貴公司網站登載之公司通訊，以代替印刷本，並以本人／吾等之電郵地址 ________________________________ *(附註5)* 收取有關 貴公司於網站登載公司通訊所發出之電郵通知。

敬請垂注：

1. 「公司通訊」指任何已經或將會由本公司刊發，以供 閣下參考或採取行動之任何文件，包括但不限於：

   (a) 董事會報告、其年度賬目連同核數師報告及（如適用）其財務摘要報告；
   (b) 中期報告及（如適用）中期摘要報告；
   (c) 會議通告；
   (d) 上市文件；
   (e) 通函；及
   (f) 代表委任表格。

   「詳細財務報告」指本公司詳細年度報告及賬目。

   「財務摘要報告」載有本公司資產負債表及損益表所載列之一切資料及詳情，以及詳細財務報告之主要資料。財務摘要報告僅載有摘錄自詳細財務報告之資料及詳情摘要。

2. 上述指示將適用於本公司在不少於申請回條日期後10個營業日致本公司股東之所有公司通訊，直至 閣下另行通知本公司為止。

3. 本公司或其股份過戶登記處將應要求提供所有公司通訊之中英文版本。

4. 倘 閣下之股份屬聯名持有，所有聯名持有人或於股東名冊內排名首位之聯名持有人須簽署本申請回條方告有效。

5. 倘 閣下並無提供 閣下之電郵地址， 閣下將不會於本公司網站登載公司通訊時獲發通知。

6. 閣下有權隨時向本公司之股份過戶登記處發出合理書面通知，更改選擇收取公司通訊之語言版本及方式。

7. 倘 閣下選擇依賴於本公司網站登載之公司通訊版本以代替印刷本，而基於任何理由 閣下在收取或瀏覽有關公司通訊時遇到困難，則本公司將應要求即時向 閣下免費寄發有關公司通訊之印刷本。

8. 倘 閣下對本回條有任何疑問，請致電查詢熱線(852) 2980 1333。

姓名：________________________ 簽署：________________________

聯絡電話號碼：________________________ 日期：________________________

股東編號：________________________（請參照 閣下股票）

地址：____

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer of registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CITIC Pacific Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

PROPOSALS FOR GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES, RE-ELECTION OF DIRECTORS AND INCREASE IN DIRECTORS' FEES OF NON-EXECUTIVE DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the annual general meeting of CITIC Pacific Limited to be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Thursday, 8 May 2008 at 10:30 a.m. is set out on pages 12 to 15 of this circular.

Whether or not you are able to attend the Annual General Meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the registered office of CITIC Pacific Limited at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong as soon as possible and in any event not less than 48 hours before the time of the Annual General Meeting. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Annual General Meeting should you so wish.

14 April 2008

CONTENTS

In this circular the following expressions shall have the following meanings unless the context otherwise requires:

"Annual General Meeting"	the annual general meeting of the Company to be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Thursday, 8 May 2008 at 10:30 a.m., the Notice of which is set out in Appendix III to this circular or, where the context so admits, any adjournment thereof
"CITIC Pacific" or "Company"	CITIC Pacific Limited
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Directors"	directors of the Company
"HK$"	Hong Kong dollars
"Latest Practicable Date"	7 April 2008, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Notice"	the notice convening the Annual General Meeting
"Share(s)"	share(s) of HK$0.40 each in the share capital of the Company
"Shareholders"	holders of Shares in the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

Directors:
Larry Yung Chi Kin *(Chairman)*
Henry Fan Hung Ling *(Managing Director)*
Peter Lee Chung Hing *(Deputy Managing Director)*
Carl Yung Ming Jie *(Deputy Managing Director)*
Leslie Chang Li Hsien *(Deputy Managing Director)*
Vernon Francis Moore *(Executive Director)*
Li Shilin *(Executive Director)*
Liu Jifu *(Executive Director)*
Chau Chi Yin *(Executive Director)*
Milton Law Ming To *(Executive Director)*
Wang Ande *(Executive Director)*
Kwok Man Leung *(Executive Director)*
Willie Chang*
Hamilton Ho Hau Hay**
Alexander Reid Hamilton**
Hansen Loh Chung Hon**
Norman Ho Hau Chong**
André Desmarais*
Chang Zhenming*
Peter Kruyt#

* *Non-executive Director*
** *Independent Non-executive Director*
\# *Alternate Director to André Desmarais*

Registered Office:
32nd Floor
CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

14 April 2008

To the Shareholders,

Dear Sir or Madam,

PROPOSALS FOR GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES, RE-ELECTION OF DIRECTORS AND INCREASE IN DIRECTORS' FEES OF NON-EXECUTIVE DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

The purpose of this circular is to provide you with the Notice and the information in connection with the proposals at the Annual General Meeting to (i) grant the general mandates to issue Shares and to repurchase Shares, (ii) re-elect the retiring Directors and (iii) increase the directors' fees of Non-executive Directors of the Company.

2. PROPOSED GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

At the annual general meeting of the Company held on 16 May 2007, ordinary resolutions were passed giving general mandates to the Directors (i) to allot, issue and dispose of additional Shares not exceeding twenty per cent of the aggregate nominal amount of the issued share capital of the Company as at 16 May 2007 and to extend the general mandate to allot Shares by adding repurchased securities to the twenty per cent general mandate; and (ii) to purchase or otherwise acquire Shares of the Company on the Stock Exchange not exceeding ten per cent of the aggregate nominal amount of the issued share capital of the Company as at 16 May 2007.

The purpose of the general mandates was to enable the Directors to issue additional Shares and to repurchase Shares should the need arise. The Directors have no present intention to exercise the general mandates to issue Shares and to repurchase Shares of the Company.

Under the terms of the Companies Ordinance and the Listing Rules, these general mandates will lapse upon the conclusion of the forthcoming Annual General Meeting of the Company to be held on 8 May 2008, unless renewed at that meeting. These general mandates will continue in force during the period from the passing of the resolutions at the Annual General Meeting until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by law to be held or until these general mandates are revoked or varied by ordinary resolutions of the Shareholders in general meeting, whichever is the earlier. To keep in line with current corporate practice, resolutions will be proposed to renew these mandates and the explanatory statement and memorandum regarding the repurchase resolution as required under the Listing Rules is set out in Appendix I to this circular.

3. PROPOSED RE-ELECTION OF DIRECTORS

In accordance with Article 95 of the Articles of Association of the Company, Mr. Kwok Man Leung is a Director appointed by the Board since the last annual general meeting who shall hold office only until the forthcoming Annual General Meeting and shall be eligible for re-election. In accordance with Article 104(A) of the Articles of Association of the Company, Messrs. Henry Fan Hung Ling, Carl Yung Ming Jie, Leslie Chang Li Hsien, Li Shilin, Hamilton Ho Hau Hay and André Desmarais shall retire by rotation in the Annual General Meeting and, all being eligible, shall offer themselves for re-election. Details of the Directors who are proposed to be re-elected at the Annual General Meeting are set out in Appendix II to this circular.

4. PROPOSED INCREASE IN DIRECTORS' FEES OF NON-EXECUTIVE DIRECTORS

At the 2004 annual general meeting, shareholders resolved that the director's fee of each Director of the Company be fixed at HK$150,000 per annum. In view of the increasing part the Non-executive Directors play in good governance of the Company, an ordinary resolution will be proposed to increase the director's fee of each of the Non-executive Directors of the Company from HK$150,000 per annum to HK$200,000 per annum.

5. ANNUAL GENERAL MEETING

The Notice is set out in Appendix III to this circular. At the Annual General Meeting, resolutions will be proposed to approve, inter alia, the general mandates to issue Shares and to repurchase Shares, the re-election of Directors and the increase in directors' fees of Non-executive Directors of the Company.

Pursuant to Article 75 of the Articles of Association of the Company, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the meeting; or

(ii) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

The results of the poll will be published on the websites of the Company and the Stock Exchange on the day of the above meeting.

A proxy form for use at the Annual General Meeting is enclosed. Whether or not you are able to attend the Annual General Meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the Company's registered office at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the meeting. Completion and return of the proxy form will not preclude Shareholders from attending and voting at the Annual General Meeting if they so wish.

6. RECOMMENDATION

The Directors believe that the ordinary resolutions to be proposed at the Annual General Meeting regarding the general mandates to issue Shares and to repurchase Shares, the re-election of Directors and the increase in the directors' fees of the Non-executive Directors are in the best interests of the Company and the Shareholders. Accordingly, the Directors recommend that the Shareholders shall vote in favour of all the resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
Larry Yung Chi Kin
Chairman

This is an explanatory statement and memorandum of the terms of the proposed repurchases given to the Shareholders relating to a resolution to approve the Company repurchasing its own Shares ("Buyback Mandate") to be proposed at the Annual General Meeting.

This explanatory statement contains the information required under rule 10.06(1)(b) of the Listing Rules. Its purpose is to provide Shareholders with all the information reasonably necessary for them to make an informed decision as to whether or not to vote in favour of the resolution approving the Buyback Mandate and it also forms the memorandum of the terms of the proposed repurchases given under Section 49BA(3)(b) of the Companies Ordinance.

i. SHARE CAPITAL

As at 7 April 2008, the Latest Practicable Date, the issued share capital of the Company was 2,196,966,160 Shares.

Subject to the passing of the resolution approving the Buyback Mandate and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Buyback Mandate to repurchase a maximum of 219,696,616 Shares, representing 10% of the issued share capital of the Company.

ii. SHAREHOLDER APPROVAL/TRADING RESTRICTIONS

The Listing Rules provide that all proposed repurchases of securities by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate or by a specific approval of a particular transaction.

iii. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders to seek a general authority from Shareholders to enable the Directors to repurchase the Shares of the Company on the market.

Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and its Shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the net assets and/or earnings and/or dividend per share.

iv. FUNDING OF REPURCHASES

Repurchases must be funded out of the funds legally available for the purpose in accordance with the Company's constitutive documents, including memorandum and articles of association, and Hong Kong laws, being profits available for distribution and the proceeds of a fresh issue of shares made for the purpose of the repurchases. It is envisaged that the funds required for any repurchase would be derived from profits available for distribution.

The Directors do not propose to exercise the Buyback Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company. However, there might be an adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited financial statements as at 31 December 2007) in the event that the Buyback Mandate was exercised in full.

v. SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the 12 months preceding the Latest Practicable Date, from 1 April 2007 to 31 March 2008 and from 1 April 2008 to the Latest Practicable Date, were as follows:

		Shares	
		Highest	Lowest
		HK$	*HK$*
2007	April	31.70	28.60
	May	33.40	29.50
	June	39.50	32.60
	July	43.70	38.45
	August	42.95	29.15
	September	50.40	41.00
	October	51.70	45.00
	November	49.70	37.30
	December	47.85	39.35
2008	January	44.10	32.25
	February	43.50	37.90
	March	42.00	31.30
	1 April to 7 April	35.80	32.65

vi. GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their associates, have any present intention if the Buyback Mandate is exercised to sell any Shares to the Company or its subsidiaries.

The Directors have undertaken to the Stock Exchange that they will exercise the power of the Company to make repurchases pursuant to the Buyback Mandate in accordance with the Listing Rules and the laws of Hong Kong.

If as the result of a repurchase of Shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for purposes of the Hong Kong Code on Takeovers and Mergers and Share Repurchases ("Takeovers Code"). As a result, a shareholder, or group of shareholders acting in concert depending on the level of increase of shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. CITIC Hong Kong (Holdings) Limited ("CITIC HK") together with its directors as parties acting in concert held more than 30% but less than 50% of the issued share capital of the Company during 2007. In January 2008, their aggregate shareholding increased and exceeded 50%. CITIC HK has obtained a ruling from Securities and Futures Commission on 5 December 2001 that before the expiry of a full 12-month period from the date when the aggregate holding of CITIC HK and its concert parties exceed 50%, they are subject to a 2% creeper limit as provided under Rule 26.1 of the Takeovers Code. In the event of full exercise of the Buyback Mandate and the maintenance by CITIC HK and its concert parties of their present shareholding, the percentage of the issued share capital of the Company held by CITIC HK and parties acting in concert would increase from 50.4% as at the Latest Practicable Date by more than 5.6%. If such increase is made before expiry of the aforesaid 12-month period from the date when the aggregate holding of CITIC HK and its concert parties exceed 50%, an obligation to make a general offer to Shareholders under Rules 26 and 32 of the Takeovers Code may accordingly arise. The Directors have no present intention to exercise the Buyback Mandate to such an extent as would result in such takeover obligation arising. CITIC HK is a wholly owned subsidiary of CITIC Group and thus both CITIC HK and CITIC Group are substantial shareholders of the Company. Save as disclosed, the Directors are not aware of any shareholder or group of shareholders acting in concert who will become obliged to make a mandatory offer as a result of a repurchase of Shares.

Details of repurchase of shares made by the Company in the previous six months (the repurchase was made on the Stock Exchange) were as follows:–

Date	Number of Shares Repurchased	Price Per Share or Highest Price Paid *HK$*	Lowest Price Paid *HK$*
23 November 2007	2,813,000	39.35	38.25
17 January 2008	2,000,000	36.90	35.35
18 January 2008	3,706,000	37.90	36.15
21 January 2008	2,245,000	36.75	35.20
22 January 2008	7,533,000	34.70	32.25

The Listing Rules prohibit the Company from knowingly repurchasing Shares of the Company on the Stock Exchange from a "connected person" (as defined in the Listing Rules) and a connected person is prohibited from knowingly selling his/her Shares to the Company.

No connected persons (as defined in the Listing Rules) of the Company have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Company is authorised to make repurchases of Shares.

The following Directors are subject to retirement by rotation and re-election in accordance with the Company's Articles of Association. The interests in the securities of the Company of the retiring Directors (except for Mr. Kwok Man Leung) are provided in the section "Directors' Report" in the 2007 Annual Report and the 2007 Summary Financial Report. The emoluments of the retiring Directors (except for Mr. Kwok Man Leung) are set out in Note 11 to the accounts contained in the 2007 Annual Report and Note 3 to the summary financial statements contained in the 2007 Summary Financial Report. In general, the emoluments paid to the Directors are determined with reference to the market terms and their duties and responsibilities within the Group. All the retiring directors are not appointed for a specific term but are subject to retirement by rotation at least once every three years pursuant to the Company's Articles of Association. In relation to the re-election of the following Directors, there is no information to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to (v) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders.

* **Henry Fan Hung Ling**, aged 59, a Director since 1990 and became the Managing Director of the Company since 1992. Mr. Fan is a Deputy Chairman of Cathay Pacific Airways Limited ("Cathay") and a Deputy Managing Director of CITIC Hong Kong (Holdings) Limited ("CITIC HK"). He is a non-official member of the Executive Council of the Hong Kong Special Administrative Region, the Chairman of the Mandatory Provident Fund Schemes Authority and a non-executive director of Hong Kong Exchanges and Clearing Limited. Before joining CITIC HK in 1987, Mr. Fan held senior management positions with a number of corporations and also practised law as a barrister. CITIC HK is a wholly owned subsidiary of CITIC Group, a substantial shareholder of the Company. Save as disclosed herein, he has no relationships with any directors, senior management or substantial or controlling shareholders of the Company.

* **Carl Yung Ming Jie**, aged 39, a Director since 2000, is the Chairman of Shanghai CITIC Square Co., Ltd. and Shanghai New Westgate Garden Property Co., Ltd. He is also an Independent Non-executive Director of China CSSC Holdings Limited, a director of CITIC Pacific China Holdings Limited and other Group companies concerned with property, infrastructure and special steel projects in the PRC. He was previously a director of Cathay. He joined CITIC Pacific in 1993. He is the son of Mr. Larry Yung Chi Kin who is the Chairman of the Company and the brother of Miss Frances Yung Ming Fong who is the director of Group Finance of the Company. He also holds directorship in several subsidiaries of CITIC HK. Apart from this, he has no relationships with any directors, senior management or substantial or controlling shareholders of the Company.

* **Leslie Chang Li Hsien**, aged 53, a Director since 2005, is a director of CITIC HK, CITIC Guoan Co., Ltd. ("CITIC Guoan"), Hong Kong Transport, Logistics and Management Company Limited, Western Harbour Tunnel Company Limited, CITIC Capital Holdings Limited, CITIC Pacific Mining Management Pty Ltd, Hong Kong Resort Company Limited and other Group companies concerned with financial sector and infrastructure projects. He is also an alternate director to Mr. Henry Fan Hung Ling in Cathay. Before joining CITIC Pacific in 1994, he was a partner at KPMG specializing in the financial services industry and the director of the firm's Chinese Practice in the United States. Save as

disclosed herein, he has no relationships with any directors, senior management or substantial or controlling shareholders of the Company.

* **Li Shilin**, aged 58, a Director since 2000, is an Executive Director and a Vice President of CITIC Group. He is also the Chairman of CITIC Guoan Group, CITIC Guoan Information Industry Co., Ltd. and CITIC Offshore Helicopter Co., Ltd. Save as disclosed herein, he has no relationships with any directors, senior management or substantial or controlling shareholders of the Company.

\# **Hamilton Ho Hau Hay**, aged 57, a Director since 1992, is a Non-executive Director of Dah Chong Hong Holdings Limited ("DCH Holdings") and King Fook Holdings Limited. He has been a Non-executive Director of New World Development Company Limited since August 2004 and was designated as an Independent Non-executive Director in November 2007. Mr. Ho is also an Executive Director of Honorway Investments Limited and Tak Hung (Holding) Company Limited. He is the brother of Mr. Norman Ho Hau Chong who is a director of the Company. Apart from this, he has no relationships with any directors, senior management or substantial or controlling shareholders of the Company.

** **André Desmarais**, aged 51, a Director since 1997, is the President and Co-Chief Executive Officer of Power Corporation of Canada. He is also Deputy Chairman and a director of Power Financial Corporation as well as a director of Great-West Lifeco Inc., IGM Financial Inc. and Pargesa Holdings S.A. Formerly, he was a director of Bombardier Inc. and Groupe Bruxelles Lambert. He is a Senior Advisor to the International Advisory Council of China Association for the Promotion of Industrial Development. He is an Officer of the Order of Canada. Save as disclosed herein, he has no relationships with any directors, senior management or substantial or controlling shareholders of the Company.

* **Kwok Man Leung**, aged 39, a Director with effect from 1 April 2008, is a Non-executive Director of CITIC 1616 Holdings Limited and DCH Holdings, both being subsidiaries of the Company with their shares listed on the Stock Exchange of Hong Kong Limited. He is also a director of Adaltis Inc. (a Canadian listed company), CITIC Guoan, New Hong Kong Tunnel Company Limited and other group companies concerned with special steel and environmental projects. He joined the Company in 1993 after experience in sales and business development with a major Hong Kong listed company. Mr. Kwok has no relationships with any directors, senior management or substantial or controlling shareholders of the Company. He obtained a Master degree in Business Administration (EMBA) from the Chinese University of Hong Kong. He is a Chartered Financial Analyst. As at the Latest Practicable Date, he is interested in 600,000 share options of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Kwok is entitled to receive a monthly salary of HK$103,500 plus discretionary bonus that is subject to the performance of the Company and the individual.

* *Executive Director*
** *Non-Executive Director*
\# *Independent Non-Executive Director*

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Thursday, 8 May 2008 at 10:30 a.m. for the following purposes:

1. To receive and consider the audited accounts and the Reports of the Directors and the Auditors for the year ended 31 December 2007.

2. To declare a final dividend for the year ended 31 December 2007.

3. To re-elect retiring Directors.

4. To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.

5. To consider as Special Business and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT**:

A. subject to paragraph (C), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers;

B. the mandate in paragraph (A) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

C. the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (A), otherwise than pursuant to (i) Rights Issue or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company pursuant to the Articles of Association of the Company from time to time, shall not exceed twenty per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly;

D. for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next Annual General Meeting of the Company; or

ii. the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

iii. the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. To consider as Special Business and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT**:

A. a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution;

B. for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next Annual General Meeting of the Company; or

ii. the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

iii. the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

7. To consider as Special Business and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT** conditional upon the passing of Resolutions (5) and (6) set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution (6) shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution (5)."

8. To consider as Special Business and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT** with effect from the financial year ending 31 December 2008, the director's fee of each of the Non-executive Directors of the Company be fixed at HK$200,000 per annum, until the Company in general meeting otherwise determines."

By Order of the Board
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 14 April 2008

Registered Office:
32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong

Notes:

(i) The Register of Members will be closed from Friday, 2 May 2008 to Thursday, 8 May 2008, both days inclusive, during which period no transfer of shares will be effected.

(ii) Any member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

(iii) To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the registered office of the Company not less than forty-eight hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote.

(iv) Concerning item 3 above, Mr. Kwok Man Leung is a Director appointed by the Board since last annual general meeting who shall hold office only until the forthcoming Annual General Meeting and shall then be eligible for re-election pursuant to Article 95 of the Articles of Association of the Company. Messrs. Henry Fan Hung Ling, Carl Yung Ming Jie, Leslie Chang Li Hsien, Li Shilin, Hamilton Ho Hau Hay and André Desmarais shall retire by rotation in the Annual General Meeting pursuant to Article 104(A) of the Articles of Association of the Company and they, all being eligible, shall offer themselves for re-election. Details of the above Directors are set out in Appendix II to this circular.

(v) Concerning item 5 above, the approval is being sought from members for a general mandate to authorise allotment of shares under Section 57B of the Companies Ordinance and the Listing Rules, in order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to issue any shares of the Company up to twenty per cent of the issued share capital of the Company. The Directors wish to state that they have no immediate plans to issue shares in the Company.

(vi) Concerning item 6 above, the approval is being sought from members for a general mandate to repurchase shares in the Company, in order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to repurchase any shares in the Company up to ten per cent of the issued share capital of the Company.

(vii) Concerning item 7 above, the approval is being sought from members to extend the general mandate to allot shares by adding repurchased securities to the twenty per cent general mandate.

(viii) Concerning item 8 above, in view of the increasing part the Non-executive Directors play in the good governance of the Company, it is proposed to increase the director's fee of each of the Non-executive Directors of the Company from HK$150,000 per annum to HK$200,000 per annum.

此乃重要通函　請即處理

閣下如對本通函任何內容或應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券交易商或註冊證券機構、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有中信泰富有限公司股份，應立即將本通函及隨附代表委任表格交予買主或承讓人或經手買賣或轉讓之持牌證券交易商或註冊證券機構或其他代理人，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立的有限公司)

(股份代號：267)

建議
授予發行股份及購回股份之一般授權、
重選董事及
增加非執行董事之董事袍金
及
股東週年大會通告

中信泰富有限公司謹訂於二零零八年五月八日星期四上午十時三十分假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行股東週年大會，大會通告載於本通函第12至15頁。

無論　閣下能否出席股東週年大會，務請儘快按照隨附代表委任表格所印列之指示填妥表格，並在任何情況下須於股東週年大會舉行時間48小時前交回中信泰富有限公司之註冊辦事處，地址為香港中環添美道一號中信大廈三十二樓。填妥及交回代表委任表格後，　閣下仍可依願親身出席股東週年大會，並於會上投票。

二零零八年四月十四日

目　錄

頁次

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「股東週年大會」	指	本公司謹訂於二零零八年五月八日星期四上午十時三十分假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行之股東週年大會，大會通告載於本通函附錄三，或如文義所准許，為其任何續會
「中信泰富」或「本公司」	指	中信泰富有限公司
「公司條例」	指	香港法例第32章公司條例
「董事／董事會」	指	本公司董事／董事會
「港幣」	指	港幣元
「最後可行日期」	指	二零零八年四月七日，即本通函付印前就確定當中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「通告」	指	召開股東週年大會之通告
「股份」	指	本公司股本中每股面值港幣0.40元之股份
「股東」	指	本公司股份持有人
「聯交所」	指	香港聯合交易所有限公司

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立的有限公司)
(股份代號:267)

董事:
榮智健*(主席)*
范鴻齡*(董事總經理)*
李松興*(副董事總經理)*
榮明杰*(副董事總經理)*
張立憲*(副董事總經理)*
莫偉龍*(執行董事)*
李士林*(執行董事)*
劉基輔*(執行董事)*
周志賢*(執行董事)*
羅銘韜*(執行董事)*
王安德*(執行董事)*
郭文亮*(執行董事)*
張偉立*
何厚浠**
韓武敦**
陸鍾漢**
何厚鏘**
德馬雷*
常振明*
彼得•克萊特#

* *非執行董事*
** *獨立非執行董事*
\# *德馬雷的替任董事*

註冊辦事處:
香港
中環
添美道一號
中信大廈
三十二樓

敬啟者:

建議
授予發行股份及購回股份之一般授權、
重選董事及
增加非執行董事之董事袍金
及
股東週年大會通告

1. 緒言

本通函旨在向 閣下提供通告及有關於股東週年大會上建議(i)授予發行股份及購回股份之一般授權;(ii)重選退任董事;及(iii)增加本公司非執行董事之董事袍金。

2. 建議授予發行股份及購回股份之一般授權

在本公司於二零零七年五月十六日舉行之股東週年大會上通過普通決議案，授予董事一般授權可(i)配發、發行及處理之額外股份，不得超過本公司於二零零七年五月十六日之已發行股本總面額20%，並擴大配發股份之一般授權，將購回之證券加於20%之一般授權；及(ii)於聯交所或以其他方式購買之本公司股份，不得超過本公司於二零零七年五月十六日之已發行股本總面額10%。

授出一般授權旨在讓董事於有需要時發行額外股份及購回股份。董事會現時無意行使發行本公司股份及購回本公司股份之一般授權。

根據公司條例及上市規則之條款，該等一般授權將於本公司於二零零八年五月八日舉行之應屆股東週年大會結束時失效，惟於該大會獲重續則除外。該等一般授權將由決議案於股東週年大會上獲通過起持續有效，直至本公司下屆股東週年大會結束，或法例規定本公司必須召開下屆股東週年大會之指定期限屆滿，或股東於股東大會上通過普通決議案撤銷或修訂該等一般授權為止（以上任何一項之較早日期為準）。為符合現行公司守則，本公司將提呈決議案以重續該等授權，而上市規則所規定有關購回決議案之說明函件及備忘錄載於本通函附錄一。

3. 建議重選董事

根據本公司之組織章程細則第95條，郭文亮先生於上屆股東週年大會後獲董事會委任為董事，彼之任期僅至即將舉行之股東週年大會為止，並符合資格膺選連任。根據本公司之組織章程細則第104(A)條，范鴻齡先生、榮明杰先生、張立憲先生、李士林先生、何厚浠先生及德馬雷先生均須於股東週年大會上輪值退任，而彼等均符合資格並願意膺選連任。有關建議在股東週年大會膺選連任之董事詳情載於本通函附錄二。

4. 建議增加非執行董事之董事袍金

於二零零四年股東週年大會上，股東議決本公司每名董事之董事袍金定為每年港幣150,000元。鑒於非執行董事在本公司良好管治上肩負之責任日益重要，故提呈一項普通決議案動議將本公司每名非執行董事之董事袍金由每年港幣150,000元增至每年港幣200,000元。

5. 股東週年大會

通告載於本通函附錄三。於股東週年大會上，本公司將提呈決議案，以批准（其中包括）發行股份及購回股份之一般授權、重選董事及增加本公司非執行董事之董事袍金。

根據本公司之組織章程細則第75條，於任何股東大會提呈表決之決議案應以舉手方式表決，除非下列人士在宣佈舉手表決結果之前或當時，或撤銷任何其他按股數投票表決要求時，要求以按股數投票方式表決：

(i) 股東大會主席；或

(ii) 最少三名親自出席之股東或當時有權於會上投票之委任代表；或

(iii) 任何親自出席或委派代表出席之一名或以上股東，且擁有不少於所有有權於會上投票之所有股東之投票權總額十分之一；或

(iv) 親自出席或委派代表出席之一名或以上股東，其於本公司持有獲賦予權利於會上投票之已繳足股款不少於獲賦予該項權利之所有已繳足股份總值十分之一。

按股數投票方式表決之結果將於上述大會當日登載於本公司及聯交所之網站。

隨函附奉股東週年大會適用之代表委任表格。無論 閣下能否出席股東週年大會，務請儘快按照隨附代表委任表格所印列之指示填妥表格，並在任何情況下須於大會指定舉行時間48小時前交回本公司之註冊辦事處，地址為香港中環添美道一號中信大廈三十二樓。填妥及交回代表委任表格後，股東仍可依願親身出席股東週年大會，並於會上投票。

6. 推薦意見

董事會相信，於股東週年大會上就發行股份及購回股份之一般授權、重選董事及增加非執行董事之董事袍金所提呈之普通決議案乃符合本公司及股東最佳利益。因此，董事會建議股東於股東週年大會上投票贊成上述建議之所有決議案。

此致

列位股東 台照

主席
榮智健
謹啟

二零零八年四月十四日

此乃關於一項將於股東週年大會上提呈批准本公司購回其本身股份(「購回授權」)之決議案而向股東發出之購回建議條款之說明函件及備忘錄。

本說明函件載有上市規則第10.06(1)(b)條所要求之資料。本說明函件旨在向股東提供一切合理必須之資料,以便彼等就是否投票贊成批准購回授權之決議案作出知情決定,同時亦構成根據公司條例第49BA(3)(b)條提出購回建議條款之備忘錄。

i. 股本

於二零零八年四月七日(最後可行日期),本公司之已發行股本為2,196,966,160股股份。

倘批准購回授權之決議案獲得通過,同時在股東週年大會前不再發行或購回股份,則本公司根據購回授權將獲准購回最多219,696,616股股份,相當於本公司已發行股本10%。

ii. 股東批准/買賣限制

上市規則規定,於聯交所作第一上市之公司購回證券之一切建議必須事先以普通決議案(以一般授權或特別批准一項指定交易之方式)批准。

iii. 購回之理由

董事會認為,向股東徵求一般授權,使董事會可於市場購回本公司之股份,乃符合本公司及股東之最佳利益。

購回股份只在董事會認為該項購回有利於本公司及其股東之情況下方會進行。該等購回可(視乎當時之市況及資金安排)導致每股資產淨值及/或盈利及/或股息增加。

iv. 提供購回所需之資金

購回所需之資金必須根據本公司之成立文件，當中包括組織章程大綱及細則，以及香港法例從合法作此用途之款項中撥出，即為可供分派之溢利及就購回而新發行股份所得款項。預期任何購回所需之資金均來自可供分派之溢利。

倘行使購回授權對本公司之營運資金需求或董事會不時認為適合本公司之資本負債水平構成重大不利影響，董事會在此情況下不擬行使購回授權。然而，倘購回授權獲全面行使，則可能對本公司之營運資金或資本負債狀況（與二零零七年十二月三十一日經審核財務報告所披露之狀況比較）構成不利影響。

v. 股價

股份於最後可行日期前十二個月（即由二零零七年四月一日至二零零八年三月三十一日止）內每個月及由二零零八年四月一日至最後可行日期在聯交所買賣之最高及最低價如下：

		股份	
		最高	最低
		港幣元	*港幣元*
二零零七年	四月	31.70	28.60
	五月	33.40	29.50
	六月	39.50	32.60
	七月	43.70	38.45
	八月	42.95	29.15
	九月	50.40	41.00
	十月	51.70	45.00
	十一月	49.70	37.30
	十二月	47.85	39.35
二零零八年	一月	44.10	32.25
	二月	43.50	37.90
	三月	42.00	31.30
	四月一日至四月七日	35.80	32.65

vi.　一般事項

各董事或（經作出一切合理查詢後就彼等所深知）彼等之聯繫人士現時無意（倘購回授權獲行使）向本公司或其附屬公司出售任何股份。

董事會已向聯交所作出承諾，彼等將根據上市規則及香港法例，按照購回授權行使本公司之權力購回股份。

倘購回股份導致股東於本公司擁有之投票權比例增加，就香港公司收購、合併及股份購回守則（「收購守則」）而言，此增加將被視為一項收購。因此，一名股東或一群一致行動之股東（視乎股東權益增加之水平）可取得或合併對本公司之控制，並根據收購守則第26條須提出強制性收購建議。於二零零七年，中信（香港集團）有限公司（「中信香港」）連同其董事（作為與中信香港一致行動人士）合共持有本公司已發行股本超過30%但不足50%。於二零零八年一月，彼等之總持股量有所增加，並超過50%。中信香港曾於二零零一年十二月五日取得證券及期貨事務監察委員會之裁決，由中信香港與其一致行動人士之總持股量超過50%當日起計十二個月之期限屆滿前，彼等須受收購守則第26.1條所規定之2%自由增購限額約束。倘全面行使購回授權，及中信香港與其一致行動人士之現有股權維持不變，則中信香港與其一致行動人士於最後可行日期所持之本公司已發行股本百分率將由50.4%增加逾5.6%。倘此增加乃於中信香港與其一致行動人士之總持股量超過50%當日起計之上述十二個月期限屆滿前作出，則可能須根據收購守則第26及32條向股東提出全面收購建議。董事會現無意行使購回授權而導致其須進行上述之強制性收購建議。中信香港為中國中信集團公司之全資附屬公司，故中信香港及中國中信集團公司均為本公司之主要股東。除上文披露者外，董事會並不知悉任何股東或一群一致行動之股東將因購回股份而須提出強制性收購建議。

本公司於過去六個月在聯交所購回股份之詳情如下：

日期	購回股份數目	每股價格或所支付之最高價格 港幣元	所支付之最低價格 港幣元
二零零七年十一月二十三日	2,813,000	39.35	38.25
二零零八年一月十七日	2,000,000	36.90	35.35
二零零八年一月十八日	3,706,000	37.90	36.15
二零零八年一月二十一日	2,245,000	36.75	35.20
二零零八年一月二十二日	7,533,000	34.70	32.25

上市規則禁止本公司故意在聯交所向「關連人士」（定義見上市規則）購回本公司之股份，亦禁止關連人士故意向本公司出售其股份。

概無本公司之關連人士（定義見上市規則）已知會本公司，表示彼等現時有意在本公司獲授權購回股份之情況下，向本公司出售股份或承諾不出售股份。

下列董事將根據本公司之組織章程細則輪值退任及膺選連任。退任董事（郭文亮先生除外）於本公司證券之權益載於二零零七年年報及二零零七年財務摘要報告內「董事會報告」一節。退任董事（郭文亮先生除外）之酬金載於二零零七年年報內之賬目附註11及二零零七年財務摘要報告內之財務摘要報表附註3。一般而言，付予董事之酬金乃參照市場趨勢及彼等於本集團之職務及職責釐定。全體退任董事之委任並無特定期限，惟須根據本公司之組織章程細則必須每三年至少輪值告退一次。就下列董事膺選連任而言，並無根據上市規則第13.51(2)(h)至(v)條任何規定須予披露之資料，亦無其他事宜須知會股東。

* **范鴻齡**，現年五十九歲，自一九九零年起成為董事，及於一九九二年起成為本公司董事總經理。范先生為國泰航空有限公司（「國泰」）副主席及中信（香港集團）有限公司（「中信香港」）之副董事總經理。彼亦為香港特別行政區行政會議非官守議員、強制性公積金計劃管理局之主席及香港交易及結算所有限公司之非執行董事。范先生於一九八七年加入中信香港前，於多間公司擔任高級管理職位，並為執業大律師。中信香港為本公司主要股東中國中信集團公司之全資附屬公司。除本通函披露者外，彼與本公司之任何董事、高層管理人員或主要股東或控股股東概無任何關係。

* **榮明杰**，現年三十九歲，自二零零零年起成為董事，為上海中信泰富廣場有限公司及上海老西門新苑置業有限公司之董事長，彼亦為中國船舶工業股份有限公司之獨立非執行董事、中信泰富（中國）投資有限公司及本集團其他有關中國物業、基建及特鋼項目公司之董事，彼曾為國泰之董事。榮先生於一九九三年加入中信泰富。彼為本公司主席榮智健先生之兒子及本集團財務部之董事榮明方小姐之兄長。彼亦為中信香港旗下若干附屬公司之董事。除此之外，彼與本公司之任何董事、高層管理人員或主要股東或控股股東概無任何關係。

* **張立憲**，現年五十三歲，自二零零五年起成為董事，彼為中信香港、中信國安有限公司（「中信國安」）、香港運輸物流及管理有限公司、香港西區隧道有限公司、中信資本控股有限公司、中信泰富礦業管理有限公司、香港興業有限公司及本集團其他有關金融業務及基建項目公司之董事，彼亦為范鴻齡先生於國泰之替任董事。於一九九四年加入中信泰富前，彼曾為美國畢馬威會計師事務所之合夥人，專職於金融服務業方面，亦曾為

該會計師行之中國業務總經理。除本通函披露者外，彼與本公司之任何董事、高層管理人員或主要股東或控股股東概無任何關係。

* **李士林**，現年五十八歲，自二零零零年起成為董事，為中國中信集團公司之常務董事兼副總經理，彼亦為中信國安集團公司、中信國安信息產業股份有限公司及中信海洋直升機股份有限公司之董事長。除本通函披露者外，彼與本公司之任何董事、高層管理人員或主要股東或控股股東概無任何關係。

何厚浠，現年五十七歲，自一九九二年起成為董事，為大昌行集團有限公司（「大昌行集團」）及景福集團有限公司之非執行董事，彼自二零零四年八月起為新世界發展有限公司之非執行董事，及後於二零零七年十一月調任為獨立非執行董事，何先生並為恒威投資有限公司及德雄（集團）有限公司之執行董事。彼為本公司董事何厚鏘先生之兄長。除此之外，彼與本公司之任何董事、高層管理人員或主要股東或控股股東概無任何關係。

** **德馬雷**，現年五十一歲，自一九九七年起成為董事，為加拿大鮑爾公司之主席兼聯席行政總裁，彼亦為Power Financial Corporation之副主席及董事以及Great-West Lifeco Inc.、IGM Financial Inc.及Pargesa Holdings S.A.之董事。彼曾出任Bombardier Inc.及Groupe Bruxelles Lambert之董事。彼為中國產業發展促進會之國際顧問理事會的高級顧問。彼獲授加拿大官佐勳章(Officer of the Order of Canada)。除本通函披露者外，彼與本公司之任何董事、高層管理人員或主要股東或控股股東概無任何關係。

* **郭文亮**，現年三十九歲，自二零零八年四月一日起成為董事，彼為中信1616集團有限公司及大昌行集團之非執行董事，該兩家公司均為本公司之附屬公司，其股份於香港聯合交易所有限公司上市，彼亦為Adaltis Inc.（一家加拿大上市公司）、中信國安、新香港隧道有限公司及本集團其他有關特鋼及環境保護項目公司之董事。彼於一九九三年加入本公司前，於香港一家具規模的上市公司從事銷售及業務拓展工作。郭先生與本公司任何董事、高層管理人員或主要股東或控股股東概無任何關係。彼獲香港中文大學所頒授的行政人員工商管理碩士學位，亦為特許財務分析師。於最後可行日期，按證券及期貨條例第XV部之定義而言，彼持有本公司600,000股購股權權益。郭先生每月可收取之薪金為港幣103,500元，並視乎本公司及其個人表現而發放酌情花紅。

* *執行董事*
** *非執行董事*
\# *獨立非執行董事*

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立的有限公司)

(股份代號:267)

茲通告本公司謹訂於二零零八年五月八日星期四上午十時三十分假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行股東週年大會，藉以處理下列事項:

1. 省覽截至二零零七年十二月三十一日止年度之經審核賬目、董事會報告及核數師報告。

2. 宣派截至二零零七年十二月三十一日止年度之末期股息。

3. 重選退任董事。

4. 再續委聘核數師，並授權董事會釐定其酬金。

5. 作為特別事項考慮並酌情通過下列決議案為普通決議案:

「**動議**:

A. 在(C)段之規限下，無條件授權本公司董事會於有關期間行使本公司一切權力，以配發、發行及處理本公司之額外股份及訂立或批出將須或可能須行使該等權力之售股建議、協議及購股權;

B. (A)段所述之授權將授權本公司董事會於有關期間訂立或批出將須或可能須於有關期間屆滿後行使該等權力之售股建議、協議及購股權;

C. 本公司董事會依據(A)段之授權配發或同意有條件或無條件配發(不論其為依據購股權或以其他方式所配發者與否)之股本面值總額(惟根據(i)配售新股;或(ii)當時採納之任何購股權計劃或類似安排，向本公

司及／或其任何附屬公司之高級職員及／或僱員授出或發行股份或收購本公司股份之權力；或(iii)根據本公司發行之任何認股權證或可轉換為本公司股份之任何證券之條款而行使認購權或換股權；或(iv)任何按照本公司不時之組織章程細則配發股份以代替本公司股份之全部或部分股息而設之以股代息或類似安排而配發者除外）不得超過本公司在本決議案當日已發行股本總面額的百分之二十，上述之授權因而須受此限制；

D. 就本決議案而言：

「有關期間」指由本決議案獲通過之時起至下列任何一項較早日期之期間：

i. 本公司下屆股東週年大會結束時；或

ii. 法例規定本公司下屆股東週年大會須予舉行期限屆滿之日；或

iii. 本決議案所述之授權經股東在股東大會上通過普通決議案撤銷或修訂之日。

「配售新股」指本公司董事會於指定期間內，向於指定記錄日期名列股東名冊內之本公司股份持有人按彼等當時所持股份比例提呈發售股份之建議（惟須受本公司董事會就零碎股權或於考慮香港以外任何地區之任何法律限制或責任或任何認可監管機構或任何證券交易所之規定後認為必要或權宜之豁免或其他安排所規限）。」

6. 作為特別事項考慮並酌情通過下列決議案為普通決議案：

「**動議**：

A. 無條件授權本公司董事會根據一切適用的法例和香港聯合交易所有限公司證券上市規則的規定，於有關期間行使本公司所有權力，購買或以

其他方式收購本公司之股份，但所購買或以其他方式收購之股份總面額，不得超過本公司在本決議案當日已發行股本總面額的百分之十；

B. 就本決議案而言：

「有關期間」指由本決議案獲通過之時起至下列任何之一項較早日期之期間：

i. 本公司下屆股東週年大會結束時；或

ii. 法例規定本公司下屆股東週年大會須予舉行期限屆滿之日；或

iii. 本決議案所述之授權經股東在股東大會上通過普通決議案撤銷或修訂之日。」

7. 作為特別事項考慮並酌情通過下列決議案為普通決議案：

「**動議**倘召開本大會通告第(5)及(6)項決議案獲得通過，則本公司根據第(6)項決議案所購買或以其他方式收購之股份總面額將會加入根據第(5)項決議案可增發股份總面額內。」

8. 作為特別事項考慮並酌情通過下列決議案為普通決議案：

「**動議**由截至二零零八年十二月三十一日止財政年度起生效，本公司每名非執行董事之董事袍金定為每年港幣200,000元，直至本公司於股東大會另行釐定為止。」

承董事會命
公司秘書
陳翠嫦

香港，二零零八年四月十四日

註冊辦事處：
香港中環
添美道一號
中信大廈三十二樓

附註：

(i) 本公司將於二零零八年五月二日（星期五）至二零零八年五月八日（星期四）（首尾兩天包括在內）之期間內暫停辦理股份過戶登記手續。

(ii) 有權出席上述大會並於會上投票之股東均有權委任一名代表代其出席並於以按股數投票方式表決時代其投票。受委代表毋須為本公司股東。

(iii) 代表委任表格連同簽署人之授權書或其他授權文件（如有）或由公證人簽署證明之此等文件副本，最遲須於該表格內指定之人士擬投票之大會或續會或以按股數投票方式表決（視情況而定）之舉行時間四十八小時前送達本公司註冊辦事處，方為有效。

(iv) 關於上文第3項，郭文亮先生於上屆股東週年大會後獲董事會委任為董事，彼之任期僅至即將舉行之股東週年大會為止，並根據本公司之組織章程細則第95條符合資格膺選連任。范鴻齡先生、榮明杰先生、張立憲先生、李士林先生、何厚浠先生及德馬雷先生須根據本公司之組織章程細則第104(A)條於股東週年大會上輪值告退，而彼等均符合資格並願意膺選連任。有關上述董事之詳細資料載於本通函附錄二。

(v) 關於上文第5項，本公司現正尋求股東授予一般授權，以便根據公司條例第57B條及上市規則之規定配發股份，賦予董事會靈活性及酌情權，在適當之情況下發行最多佔本公司已發行股本20%之本公司任何股份。董事會謹此表明，彼等暫無計劃發行本公司之股份。

(vi) 關於上文第6項，本公司現正尋求股東授予一般授權以賦予董事會靈活性及酌情權，確保在購回本公司任何股份乃屬適當之情況下購回最高達本公司已發行股本10%之股份。

(vii) 關於上文第7項，本公司現正尋求股東批准擴大配發股份之一般授權，將購回之證券加於20%之一般授權。

(viii) 關於上文第8項，鑒於非執行董事在本公司良好管治上肩負之責任日益重要，故動議將本公司每名非執行董事之董事袍金由每年港幣150,000元增至每年港幣200,000元。

公司註冊處
Companies Registry

(公司條例第45(1)條)
(Companies Ordinance s.45(1))

表格 Form **SC1**

RECEIVED
2008 APR 24 A 4:31

重要事項 Important Notes

- 填表前請參閱《填表須知》。請用黑色墨水列印。
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 Company Number

145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From

日 DD	月 MM	年 YYYY
20	03	2008

至 To

日 DD	月 MM	年 YYYY
20	03	2008

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	21,200
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HKD	1,150,100

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	878,786,464

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Secretaries Limited 中信秘書有限公司

地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

電話 Tel: 2820 2111 傳真 Fax: 2918 4838

電郵地址 E-mail Address: -

檔號 Reference: -

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

18/04/2008 16:08:33

Submission No.: 231092697/1
CR NO.: 0145656
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$1,151.00

Receipt No.	Method	Amount(HKD)
312310133888	Chq	$1,151.00

Total Paid $1,151.00

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Shares	**53,000**	**HKD0.40**	**HKD22.10**	**Nil**	**HKD21.70**	**HKD1,150,100**

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

N/A

表格 Form **SC1**

公司編號 Company Number

145656

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
Ling Dawei	9/F., CITIC Square, 1168 Nanjing Road West, Shanghai, China	53,000	
	各類別股份分配的總數 Total Shares Allotted by Class	53,000	Nil

簽署 Signed :

姓名 Name : Chan Chui Sheung, Stella

~~董事 Director~~／秘書 Secretary *

日期 Date : 18/04/2008

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於2007年年度股東大會決議公告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　证券简称：大冶特钢　　公告编号：2008-009

大冶特殊钢股份有限公司
二〇〇七年年度股东大会决议公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏

一、重要事项

本次会议召开期间没有增加、否决或变更提案

二、会议召开的情况

1、召开时间：2008年4月18日上午9时至上午12：00时

2、召开地点：公司报告厅

3、召开方式：现场投票

4、召集人：公司董事会

5、主持人：蔡星海

6、会议的召开符合《公司法》、《股票上市规则》及《公司章程》的规定。

三、会议的出席情况

1、股东（股东代理人）共 11 人，代表股份 271,575,888 股，占公司有表决权总股份的 60.43%。

2、公司董事、监事、高级管理人员，见证律师。

四、提案审议和表决情况

出席本次股东大会的股东及股东委托代理人对会议议案进行了审议，经过逐项表决，通过了如下决议：

（一）审议通过了《公司 2007 年度董事会工作报告》；

表决情况：同意 271,575,888 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

（二）审议通过了《公司 2007 年度监事会工作报告》；

表决情况：同意 271,575,888 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

（三）审议通过了《公司 2007 年度报告及其摘要》；

表决情况：同意 271,575,888 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

（四）审议通过了《公司 2007 年度财务决算报告》；

表决情况：同意 271,575,888 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

（五）审议通过了《公司 2007 年度利润分配预案》；

经普华永道中天会计师事务所有限公司审计，公司2007年度实现净利润323,626,851元，根据《公司章程》的规定，提取10%法定公积金32,362,686元，可供股东分配利润291,264,165元，加上年初未分配利润302,773,977元，可供股东分配的利润594,038,142元。公司董事会决定，拟以2007年末总股本449,408,480股为基数，向全体股东每10股派发现金股利2元（含税），共计分配现金股利89,881,696元，剩余504,156,446元结转下一年度。本次分配，不进行资本公积金

转增股本。

表决情况：同意 271,575,888 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

（六）审议通过了《关于续聘会计师事务所和支付 2007 年度会计师事务所审计费用的议案》；

表决情况：同意 271,575,888 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

（七）审议通过了《关于公司 2008 年度日常关联交易预计的议案》；

由于本议案为关联交易，关联股东湖北新冶钢有限公司、中信泰富（中国）投资有限公司、持有公司股份的关联高管回避了表决，实际参与表决的股东及股东代理人共 8 人，代表股份 10,334,672 股。

表决情况：同意 10,334,672 股，占出席会议有权表决股东所持表决权的 100%；反对、弃权均为 0 股；

（八）审议通过了《公司 2008 年度银行借贷事项的议案》；

表决情况：同意 271,375,888 股，占出席会议所有股东所持表决权的 99.93%；反对 0 股；弃权 200,000 股，占出席会议所有股东所持表决权的 0.07%；

（九）审议通过了《关于公司董事会换届选举的议案》；

本议案采取累积投票制表决，选举产生的董事和独立董事如下：

1、选举蔡星海先生为公司第五届董事会董事。

表决情况：同意 271,575,888 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

2、选举李松兴先生为公司第五届董事会董事。

表决情况：同意 271,575,888 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

3、选举罗铭韬先生为公司第五届董事会董事。

表决情况：同意 271,575,888 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

4、选举邵鹏星先生为公司第五届董事会董事。

表决情况：同意 271,575,888 股，占出席会议所有股东所持表决权的 100%；

反对、弃权均为 0 股；

5、选举钱刚先生为公司第五届董事会董事。

表决情况：同意 271,575,888 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

6、选举文武先生为公司第五届董事会董事。

表决情况：同意 271,575,888 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

7、选举王培熹先生为公司第五届董事会董事。

表决情况：同意 271,575,888 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

8、选举吴茂清先生为公司第五届董事会独立董事。

表决情况：同意 271,575,888 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

9、选举周志海先生为公司第五届董事会独立董事。

表决情况：同意 271,575,888 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

10、选举沈岩先生为公司第五届董事会独立董事。

表决情况：同意 271,575,888 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

11、选举虞良杰先生为公司第五届董事会独立董事。

表决情况：同意 271,575,888 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

由上述董事和独立董事组成公司第五届董事会。任期三年。

（十）审议通过了《关于公司监事会换届选举的议案》；

本议案采取累积投票制表决，选举产生的监事如下：

1、选举傅柏树先生为公司第五届监事会监事。

表决情况：同意 271,575,888 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

2、选举关景南先生为公司第五届监事会监事。

表决情况：同意 271,575,888 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

3、选举吴巨波先生为公司第五届监事会监事。

表决情况：同意 271,575,888 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

由上述监事与公司职工代表大会联席会议推选出的职工代表担任的监事刘亚平先生、黄旭光先生（简历附后）组成公司第五届监事会。任期三年。

会议还听取了公司独立董事 2007 年度报告书。

五、律师出具的法律意见

1、律师事务所名称：湖北得伟君尚律师事务所

2、律师姓名：邹明春

3、结论性意见：认为公司本次股东大会的召集、召开程序、大会议案、出席会议人员的资格及大会表决程序符合《公司法》、《证券法》、《规则》及《公司章程》的规定。本次股东大会所通过的决议合法、有效。

特此公告。

大冶特殊钢股份有限公司

董　事　会

2008 年 4 月 18 日

职工监事简历

刘亚平先生，男，汉族，1959 年 5 月出生，大专文化，政工师，曾任大冶钢厂一轧钢厂工会主席、党委副书记、厂长兼党委书记、连轧厂厂长兼党委书记、公司质量检验部副部长。现任公司工会副主席、公司监事。属于公司关联人，不持有公司股份，且未受过中国证监会及其他有关部门的处罚和证券交易所惩戒。

黄旭光先生，男，汉族，1966 年 10 月出生，大学文化，高级工程师，曾任大冶钢厂二轧钢厂技术科长、副厂长、东方钢铁有限公司轧钢厂副厂长、厂长。现任公司发展规划部部长、公司监事。属于公司关联人，不持有公司股份，且未受过中国证监会及其他有关部门的处罚和证券交易所惩戒。

****

完

香港， 二零零八年四月十八日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生、王安德先生及郭文亮先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的 2008 年第一季度報告。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

大冶特殊钢股份有限公司
DAYE SPECIAL STEEL CO., LTD.

2008年第一季度报告

董事长：蔡星海

大冶特殊钢股份有限公司 2008 年第一季度报告

§1 重要提示

1.1 本公司董事会、监事会及董事、监事、高级管理人员保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性负个别及连带责任。

1.2 没有董事、监事、高级管理人员声明对季度报告内容的真实性、准确性、完整性无法保证或存在异议。

1.3 所有董事均出席本次董事会会议。

1.4 公司本季度财务报告未经审计。

1.5 公司董事长蔡星海先生、总经理钱刚先生、总会计师王培熹先生声明：保证季度报告中财务报告的真实、完整。

§2 公司基本情况

2.1 主要会计数据及财务指标

单位：人民币元

	本报告期末	上年度期末	增减变动（%）
总资产	3,448,744,150	3,440,322,222	0.24
所有者权益（或股东权益）	1,730,253,822	1,645,658,816	5.14
每股净资产	3.850	3.662	5.13
	本报告期	上年同期	增减变动（%）
净利润	84,595,006	77,966,570	8.50
经营活动产生的现金流量净额	2,015,041	-25,443,703	107.92
每股经营活动产生的现金流量净额	0.004	-0.057	107.02
基本每股收益	0.188	0.173	8.67
稀释每股收益	0.188	0.173	8.67
净资产收益率(%)	4.89	5.57	下降 0.68 个百分点
扣除非经常性损益后的净资产收益率(%)	4.84	5.77	下降 0.93 个百分点

非经常性损益项目	年初至报告期期末金额
营业外收入	-819,161
营业外支出	28,128
合计	-791,033

2.2 报告期末股东总人数及前十名无限售条件股东持股情况表

股东总数	45,008 户	
前 10 名无限售条件股东持股情况		
股东名称	持有无限售条件股份数量(股)	股份种类
银丰证券投资基金	14,554,259	人民币普通股
全国社保基金一零二组合	8,415,500	人民币普通股
东风汽车公司	7,980,000	人民币普通股
上海浦东发展银行-广发小盘成长股票型证券投资基金	5,455,268	人民币普通股
中国工商银行-易方达价值成长混合型证券投资基金	4,900,665	人民币普通股
兴业银行股份有限公司-兴业全球视野股票型证券投资基金	4,788,053	人民币普通股
国际金融-中行-中金股票精选集合资产管理计划	3,668,568	人民币普通股
全国社保基金一零八组合	2,800,000	人民币普通股
中国一拖集团有限公司	2,280,000	人民币普通股
国际金融-渣打-GOV' T OF SINGAPORE INVEST CORP .PTE LTD	2,092,116	人民币普通股
上述股东关联关系或一致行动的说明	未知前 10 名无限售条件流通股股东之间是否存在关联关系。	

§3 重要事项

3.1 公司主要会计报表项目、财务指标大幅度变动的情况及原因

√适用 □不适用

1、公司资产负债表中变动幅度较大的项目原因分析：

单位：人民币元

项 目	2008 年 3 月 31 日	2007 年 12 月 31 日	增减率(%)
应收票据	236,965,994	156,866,014	51.06
预付款项	179,088,300	107,248,575	66.98
工程物资	6,687,050	3,185,365	109.93
应交税费	48,503,378	17,822,281	172.15

(1)报告期末应收票据比上年增加 8,010 万元，主要原因是产品销售货款回笼中的银行承兑汇票增加。

(2)报告期末预付款项比上年增加 7,184 万元，主要原因是公司技改工程设备预付款及生产材料预付款增加所致。

(3) 报告期末工程物资比上年增加 350 万元，主要原因是在建工程领用工程物资增加。

(4) 报告期末应交税费比上年增加 3,068 万元，主要原因是应交增值税增加。

2、公司利润表中变动幅度较大的项目原因分析:

单位：人民币元

项　　目	本期数	上年同期	增减率(%)
营业收入	2,000,456,225	1,273,538,822	57.08
营业成本	1,868,634,371	1,156,779,819	61.54
营业税金及附加	1,323,731	-	-
资产减值损失	9,001,233	3,088,267	191.47
营业外收入	819,161	237,548	244.84

(1)报告期内营业收入比上年同期增加 72,692 万元，主要原因是增加高附加值产品销售量和钢材价格上涨所致。

(2) 报告期内营业成本比上年同期增加 71,185 万元，主要原因是原材料价格的上涨所致。

(3) 报告期内营业税金及附加比上年同期增加 132 万元，主要原因是本年度出口钢材征收的关税所致。

(4) 报告期内资产减值损失比上年同期增加 591 万元，主要原因是本年度计提的制氧固定资产部分资产减值准备所致。

(5)报告期内营业外收入比上年同期增加 58 万元，主要原因是本年度的财产保险赔款增加所致。

3、公司现金流量表中变动幅度较大的项目原因分析:

单位：人民币元

项　　　目	本期数	上年同期	增减率(%)
经营活动产生的现金流量净额	2,015,041	-25,443,703	107.92
投资活动产生的现金流量净额	-23,941,605	-14,373,786	-66.56
筹资活动产生的现金流量净额	28,810,012	-9,287,064	410.22
汇率变动对现金的影响	-1,693,480	-852,740	-98.59

(1)报告期末，经营活动产生的现金流量净额比上年同期增加 2,746 万元，主要原因是产品销售的现款回笼上升所致。

(2)报告期末，投资活动产生的现金流量净额比上年同期下降 957 万元，主要原因是本年度技改工程支出增加所致。

(3)报告期末，筹资活动产生的现金流量净额比上年同期增加 3,810 万元，主要原因是本年度银行借款增加所致。

（4）报告期末，汇率变动对现金的影响比上年同期下降 84 万元，主要原因是本年度美元对人民币的汇率持续下调影响所致。

3.2　重大事项进展情况及其影响和解决方案的分析说明

□适用　√不适用

3.3　公司、股东及实际控制人承诺事项履行情况

√适用　□不适用

股东名称	承诺事项	承诺履行情况
湖北新冶钢有限公司（简称新冶钢）	承诺自股权分置改革方案实施之日起三年内，新冶钢将向股东大会提出向本公司注入价值不低于 3 亿元，且按前一年度经审计的财务报表计算的净资产收益率不低于 10%的优质资产的提案（包括分次向股东大会提议）。如果未能履行上述承诺，则在三年期满之日，向除新冶钢和中信投资之外的其他全体股东以货币资金形式安排追加对价，追加对价的金额为该等股东每持有 1 股获得 0.053 元。	具体办法另行公告。
	承诺所持有限售条件股份的限售期为 36 个月。	公司受托在中国证券登记结算有限责任公司深圳分公司按承诺的限售期办理了股份的锁定手续。
中信泰富（中国）投资有限公司（简称中信投资）	承诺所持有限售条件股份的限售期为 36 个月。	

3.4 预测年初至下一报告期期末的累计净利润可能为亏损或者与上年同期相比发生大幅度变动的警示及原因说明

□适用 √不适用

3.5 其他需说明的重大事项

3.5.1 证券投资情况

□适用 √不适用

3.5.2 持有其他上市公司股权情况

□适用 √不适用

3.6 报告期接待调研、沟通、采访等活动情况表

<table>
<tr><th>接待时间</th><th>接待地点</th><th>接待方式</th><th>接待对象</th><th>谈论的主要内容及提供的资料</th></tr>
<tr><td>1月8日</td><td>公司</td><td>实地调研</td><td>富国基金管理有限公司 周蔚文 白延红</td><td rowspan="2">公司简况、生产经营、产品研发、工艺装备、股改承诺等情况</td></tr>
<tr><td>1月11日</td><td>公司</td><td>实地调研</td><td>汇添富基金管理有限公司 齐东超</td></tr>
</table>

大冶特殊钢股份有限公司

董 事 会

2008年4月18日

资产负债表

编制单位：大冶特殊钢股份有限公司　2008年3月31日　单位：人民币元

项　　目	期末数	期初数
流动资产：		
货币资金	150,165,511	175,213,883
交易性金融资产		
应收票据	236,965,994	156,866,014
应收帐款	243,052,961	201,190,214
预付款项	179,088,300	107,248,575
应收利息		
应收股利		
其他应收款	8,810,414	10,490,453
存货	907,625,572	1,039,738,232
一年内到期的非流动资产		
其他流动资产		
流动资产合计	1,725,708,752	1,690,747,371
非流动资产:		
可供出售金融资产		
持有至到期投资		
长期应收款		
长期股权投资		
投资性房地产		
固定资产	1,588,791,341	1,628,494,047
在建工程	97,426,913	87,540,345
工程物资	6,687,050	3,185,365
固定资产清理		
生产性生物资产		
油气资产		
无形资产	30,130,094	30,355,094
开发支出		
商誉		
长期待摊费用		
递延所得税资产		
其他非流动资产		
非流动资产合计	1,723,035,398	1,749,574,851
资　产　合　计	3,448,744,150	3,440,322,222

公司负责人：蔡星海　　　公司总经理：钱 刚　　　主管会计工作负责人：王培熹

资 产 负 债 表（续）

编制单位：大冶特殊钢股份有限公司 2008年3月31日 单位：人民币元

项　　目	期末数	期初数
流动负债：		
短期借款	5,000,000	5,000,000
交易性金融负债		
应付票据	50,000,000	39,043,188
应付帐款	787,593,683	985,117,978
预收款项	205,958,105	186,956,114
应付职工薪酬	23,778,650	25,219,082
应交税费	48,503,378	17,822,281
应付利息	946,797	891,283
应付股利	53,700	53,700
其他应付款	180,515,713	152,106,648
一年内到期的非流动负债	2,905,000	2,905,000
其他流动负债		
流动负债合计	1,305,255,026	1,415,115,274
非流动负债		
长期借款	380,000,000	345,000,000
应付债券		
长期应付款		
专项应付款		
预计负债	33,235,302	34,548,132
递延所得税负债		
其他非流动负债		
非流动负债合计	413,235,302	379,548,132
负债合计	1,718,490,328	1,794,663,406
股东权益：		
股本	449,408,480	449,408,480
资本公积	485,653,274	485,653,274
减：库存股		
盈余公积	116,558,920	116,558,920
未分配利润	678,633,148	594,038,142
股东权益合计	1,730,253,822	1,645,658,816
负债和股东权益总计	3,448,744,150	3,440,322,222

公司负责人：蔡星海　　公司总经理：钱 刚　　主管会计工作负责人：王培熹

利润表

编制单位：大冶特殊钢股份有限公司　2008年一季度　单位：人民币元

项　　目	本期数	上年同期数
一．营业收入	2,000,456,225	1,273,538,822
减：营业成本	1,868,634,371	1,156,779,819
营业税金及附加	1,323,731	
销售费用	15,848,782	14,455,984
管理费用	12,857,859	13,683,863
财务费用	8,986,276	7,801,867
资产减值损失	9,001,233	3,088,267
加：公允价值变动收益(损失以"-"号填列)		
投资收益(损失以"-"号填列)		
其中：对联营企业和合营企业的投资收益		
二、营业利润	83,803,973	77,729,022
加：营业外收入	819,161	237,548
减：营业外支出	28,128	
其中：非流动资产处置损失	39,105	
三．利润总额	84,595,006	77,966,570
减：所得税费用		
四、净利润	84,595,006	77,966,570
五、每股收益		
（一）基本每股收益	0.188	0.173
（二）稀释每股收益	0.188	0.173

公司负责人：蔡星海　　公司总经理：钱 刚　　主管会计工作负责人：王培熹

现金流量表

编制单位：大冶特殊钢股份有限公司　　2008 年一季度　　单位：人民币元

项　　目	行次	本期数	上年同期数
一、经营活动产生的现金流量：			
销售商品、提供劳务收到的现金	1	966,097,518	643,999,530
收到的税费返还	2		
收到的其他与经营活动有关的现金	3	991,150	615,667
现金流入小计	4	967,088,668	644,615,197
购买商品、接受劳务支付的现金	5	880,337,721	610,577,305
支付给职工以及为职工支付的现金	6	22,608,532	18,018,370
支付的各项税费	7	61,076,284	36,912,230
支付的其他与经营活动有关的现金	8	1,051,090	4,550,995
现金流出小计	9	965,073,627	670,058,900
经营活动产生的现金流量净额	10	2,015,041	-25,443,703
二、投资活动产生的现金流量：	11		
取得投资收益所收到的现金	12		
处置固定资产、无形资产和其他长期资产所收回的现金净额	13		
收到的其他与投资活动有关的现金	14		
现金流入小计	15		
购建固定资产、无形资产和其他长期资产所支付的现金	16	23,941,605	14,373,786
支付的其他与投资活动有关的现金	17		
现金流出小计	18	23,941,605	14,373,786
投资活动产生的现金流量净额	19	-23,941,605	-14,373,786
三、筹资活动产生的现金流量：	20		
借款所收到的现金	21	35,000,000	100,000,000
收到的其他与筹资活动有关的现金	22		
现金流入小计	23	35,000,000	100,000,000
偿还债务所支付的现金	24		100,000,000
分配股利或利润、利息所支付的现金	25	6,041,300	6,561,000
开出银行票据与取得借款所增加支付的保证金	26		2,596,414
支付的其他与筹资活动有关的现金	27	148,688	129,650
现金流出小计	28	6,189,988	109,287,064
筹资活动产生的现金流量净额	29	28,810,012	-9,287,064
四、汇率变动对现金的影响	30	-1,693,480	-852,740
五、现金及现金等价物净增加额	31	5,189,968	-49,957,293
加：期初现金及现金等价物余额	32	134,975,543	196,536,895
六、期末现金及现金等价物余额	33	140,165,511	146,579,602

公司负责人：蔡星海　　公司总经理：钱 刚　　主管会计工作负责人：王培熹

****

完

香港，　二零零八年四月二十二日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生、王安德先生及郭文亮先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於第五屆董事會第一次會議決議公告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2008-010

大冶特殊钢股份有限公司
第五届董事会第一次会议决议公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏

大冶特殊钢股份有限公司第五届董事会第一次会议于2008年4月8日以书面、传真或电子邮件方式发出通知，于 2008 年 4 月 18 日在公司 701 会议室召开，会议应到董事 11 名，实到董事 11 名。会议符合《公司法》、《公司章程》的有关规定。经到会董事认真讨论后审议表决，通过了如下决议：

一、审议通过了《关于选举公司董事长的议案》；

选举蔡星海先生为公司第五届董事会董事长。

该议案表决结果，同意票 11 票；弃权票、反对票为 0 票

二、审议通过了《关于公司第五届董事会相关专业委员会组成人员的议案》；

公司董事会战略委员会由李松兴先生、邵鹏星先生、钱刚先生、文武先生组成，李松兴先生任主任委员；

公司董事会提名委员会由周志海先生、虞良杰先生、蔡星海先生组成，周志海先生任主任委员；

公司审计委员会由沈岩先生、虞良杰先生、王培熹先生组成，沈岩先生任主任委员；

公司薪酬与考核委员会由吴茂清先生、沈岩先生、罗铭韬先生组成，吴茂清先生任主任委员。

该议案表决结果，同意票 11 票；弃权票、反对票为 0 票。

三、审议通过了《关于聘任公司总经理的议案》；

经董事长提名，董事会决定聘任钱刚先生为公司总经理。

该议案表决结果，同意票 11 票；弃权票、反对票为 0 票。

四、审议通过了《关于聘任公司董事会秘书、总会计师、副总经理的议案》；

经董事长提名，董事会决定聘任王培熹先生为公司董事会秘书。

经总经理提名，董事会决定聘任王培熹先生为公司总会计师，决定聘任高国华先生、王社教先生为公司副总经理（简历附后）。

该议案表决结果，同意票 11 票；弃权票、反对票为 0 票。

五、审议通过了《关于聘任公司证券事务代表的议案》；

经董事长提名，董事会决定聘任王平国先生为公司证券事务代表。

该议案表决结果，同意票 11 票；弃权票、反对票为 0 票。

公司独立董事吴茂清先生、周志海先生、沈岩先生、虞良杰先生对董事会聘任的上述高级管理人员发表了独立意见，认为：董事会聘任的高级管理人员均具备与其行使职权相适应的任职条件和职业素质，未发现有《公司法》第 147 条规定的情形以及被中国证监会确定为市场禁入者的情形；聘任高级管理人员的程序符合《公司法》和《公司章程》的规定。

上述选聘人员的任期均为三年。

六、审议通过了《公司 2008 年第一季度报告》。

该议案表决结果，同意票 11 票；弃权票、反对票为 0 票。

特此公告。

大冶特殊钢股份有限公司

董　事　会

2008 年 4 月 18 日

附：公司副总经理简历

高国华先生，男，汉族，1968 年 7 月出生，1991 年毕业于北京科技大学机械系，获工学学士学位；2004 年获北京科技大学工商管理硕士学位，工程师，现任公司副总经理。曾任公司装备运行部副部长、部长、生产装备部部长、冶钢集团有限公司总经理助理兼计算机中心主任。

王社教先生，男，汉族，1966 年 7 月出生，1989 年毕业于武汉科技大学，获学士学位，高级工程师，黄石市有突出贡献专家，现任公司副总经理。曾任公司二轧钢厂副厂长、厂长、冶钢集团有限公司总经理助理、副总经理、公司技术质量部部长、连轧厂厂长、公司副总工程师。

****

完

香港，　二零零八年四月二十二日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生、王安德先生及郭文亮先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

Monthly Return On Movement of Listed Equity Securities
For the month ended (dd/mm/yyyy) : 31st March, 2008

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Evan Chan (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	267 CITIC Pacific Limited
Representative Name	Ms Stella Chan Chui Sheung
Contact Person	Ms Stella Chan
Contact No.	2820 2184 Submit Date April 3, 2008

A. Information on Types of Listed Equity Securities

☐ Ordinary shares
☐ Equity warrants
☐ Preference shares
☑ Other Classes of shares : Shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 267 Description : N/A

	No. of ~~Ordinary~~ Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date) ( )	-		-
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ______________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ______________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,200,000,000**

C. Movement in Issued Share Capital

	No. of ~~Ordinary~~ Shares (1)	No. of ~~Ordinary~~ Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	2,196,913,160	-	-	-
Increase/ (Decrease) during the month	53,000	-	-	-
Balance at close of the month	2,196,966,160	-	-	-

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
29,883,000	-	53,000	-	-	29,830,000	53,000

Total Exercised Money During the Month (HKD) 1,171,300

Equity Warrants : N/A

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					
4. ( )					
Stock code					
Subscription price					

Convertibles : N/A

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

Type of Issue						No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	-
2. Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	-
3. Bonus Issue			Issue and allotment date : (dd/mm/yyyy)	(	)	-
4. Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	-
5. Repurchase of share			Cancellation date : (dd/mm/yyyy)	(	)	-
6. Redemption of share			Redemption date : (dd/mm/yyyy)	(	)	-
7. Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	-
8. Other (Please specify) ______________	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	-

Remarks:

____

____

Authorised signature: [signature]

Name: Stella Chan Chui Sheung

Title: Company Secretary

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

公司註冊處
Companies Registry

(Appointment／Cessation)

(公司條例第 158(4) 及 (4A) 條)
(Companies Ordinance s. 158(4) & (4A))

RECEIVED 2008 APR 24 A 4:31

表格 Form **D2A**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

2 更改詳情 Details of Change

A. 離任秘書／董事的資料 Particulars of Secretary／Director Ceasing to Act

(如涉及超過一名秘書／董事，請用續頁 A 填報 Use Continuation Sheet A if more than 1 secretary／director is involved).

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 7) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to:

個人秘書／董事的姓名 Name of Individual Secretary／Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English
	-	-

(註 Note 8) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
-	-

或 OR

(註 Note 9) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

-

離任原因 Reason for Cessation ☐ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 10) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY
-		

(註 Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation ☐ 是 Yes ☐ 否 No

(註 Note 5) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Pacific Limited 中信泰富有限公司

地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

電話 Tel: 2820 2111 傳真 Fax: 2918 4838

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

CR 收件日期 RECEIVED 0 3 APR 2008 文件管理組 Document Management Section

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

2 更改詳情 Details of Change (續上頁 cont'd)

B. 獲委任的個人秘書／董事的資料 Particulars of Individual Secretary／Director Appointed

(如委任超過一名個人秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to:

中文姓名 Name in Chinese	郭文亮

英文姓名 Name in English	姓氏 Surname	名字 Other Names
	Kwok	Man Leung

前用姓名 Previous Names	-
別名 Alias	-
(註 Note 13) 住址 Residential Address	Flat B, 11/F., Block 8, Island Harbourview, Hoi Fai Road, Olympian City, Kowloon, Hong Kong
國家 Country	
(註 Note 14) 電郵地址 E-mail Address	-

(註 Note 15) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number	G679331(1)

b 海外護照 Overseas Passport	簽發國家 Issuing Country	號碼 Number
	-	-

委任日期 Date of Appointment	日 DD	月 MM	年 YYYY
	01	04	2008

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☑ 否 No

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

Form D2A

145656

2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) **C. 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed**

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 18) **身份 Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

(註 Note 19) **中文名稱 Name in Chinese**: -

(註 Note 19) **英文名稱 Name in English**: -

(註 Note 20) **地址 Address**: -

國家 Country:

(註 Note 21) **電郵地址 E-mail Address**: -

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)
-

委任日期 Date of Appointment

日 DD	月 MM	年 YYYY
-		

(註 Note 22) **請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事**
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director/Director in the Company at the time of the above appointment

☐ 是 Yes
☑ 否 No

本通知書包括 ______ 張續頁 A、 ______ 張續頁 B 及 ______ 張續頁 C。

This Notification includes - Continuation Sheet(s) A, - Continuation Sheet(s) B and - Continuation Sheet(s) C.

簽署 Signed : [signature]

姓名 Name : Stella Chan Chui Sheung

~~董事 Director~~／秘書 Secretary *

日期 Date : 03/04/2008
日 DD / 月 MM / 年 YYYY

**請刪去不適用者 Delete whichever does not apply*

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

公司註冊處
Companies Registry

出任董事或候補董事職位同意書
Consent to Act as Director or Alternate Director

(《公司條例》第158(5)條)
(Companies Ordinance s. 158(5))

表格 Form **D3**

重要事項 Important Note

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

2 同意書 Consent to Act

本人 I, Kwok Man Leung 郭文亮 同意出任上述公司的 consent to act as the above company's

(請申報全名 Please state full name)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to

(請申報獲代替行事董事的全名 Please state full name of the principal director)

生效日期爲 with effect from 01 (日 DD) 04 (月 MM) 2008 (年 YYYY)，並確認本人已年滿十八歲。, and confirm that I have attained the age of 18 years.

(註 Note 6) **3 公司註冊處發出的《有關董事責任的非法定指引》**
'Non-statutory Guidelines on Directors' Duties' issued by the Companies Registry

本人確認已獲發給公司註冊處所編製的《有關董事責任的非法定指引》的最新版本以作參閱和備考。

I confirm that a copy of the latest version of the 'Non-statutory Guidelines on Directors' Duties' published by the Companies Registry has been given to me for my information and reference.

簽署 Signed : [signature]

日期 Date : 01 / 04 / 2008 (日 DD / 月 MM / 年 YYYY)

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Pacific Limited 中信泰富有限公司

地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

電話 Tel: 2820 2111 傳真 Fax: 2918 4838

電郵地址 E-mail Address: -

檔號 Reference:

請勿填寫本欄 For Official Use

CR 收件日期 RECEIVED 03 APR 2008 文件管理組 Document Management Section

指明編號 4/2007(修訂) (2007 年 12 月)
Specification No. 4/2007 (Revision) (Dec. 2007)

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 267)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Thursday, 8 May 2008 at 10:30 a.m. for the following purposes:

1. To receive and consider the audited accounts and the Reports of the Directors and the Auditors for the year ended 31 December 2007.

2. To declare a final dividend for the year ended 31 December 2007.

3. To re-elect retiring Directors.

4. To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.

5. To consider as Special Business and, if thought fit, pass the following resolution as an Ordinary Resolution:

   "**THAT**:

   A. subject to paragraph (C), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers;

   B. the mandate in paragraph (A) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

   C. the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (A), otherwise than pursuant to (i) Rights Issue or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company pursuant to the Articles of Association of the Company from time to time, shall not exceed twenty per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly;

D. for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next Annual General Meeting of the Company; or

ii. the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

iii. the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. To consider as Special Business and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT**:

A. a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution;

B. for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next Annual General Meeting of the Company; or

ii. the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

iii. the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

7. To consider as Special Business and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT** conditional upon the passing of Resolutions (5) and (6) set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution (6) shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution (5)."

8. To consider as Special Business and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT** with effect from the financial year ending 31 December 2008, the director's fee of each of the Non-executive Directors of the Company be fixed at HK$200,000 per annum, until the Company in general meeting otherwise determines."

By Order of the Board
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 14 April 2008

Registered Office:
32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong

Notes:

(i) The Register of Members will be closed from Friday, 2 May 2008 to Thursday, 8 May 2008, both days inclusive, during which period no transfer of shares will be effected.

(ii) Any member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

(iii) To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the registered office of the Company not less than forty-eight hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote.

(iv) Concerning item 3 above, Mr. Kwok Man Leung is a Director appointed by the Board since last annual general meeting who shall hold office only until the forthcoming Annual General Meeting and shall then be eligible for re-election pursuant to Article 95 of the Articles of Association of the Company. Messrs. Henry Fan Hung Ling, Carl Yung Ming Jie, Leslie Chang Li Hsien, Li Shilin, Hamilton Ho Hau Hay and André Desmarais shall retire by rotation in the Annual General Meeting pursuant to Article 104(A) of the Articles of Association of the Company and they, all being eligible, shall offer themselves for re-election.

(v) Concerning item 5 above, the approval is being sought from members for a general mandate to authorise allotment of shares under Section 57B of the Companies Ordinance and the Listing Rules, in order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to issue any shares of the Company up to twenty per cent of the issued share capital of the Company. The Directors wish to state that they have no immediate plans to issue shares in the Company.

(vi) Concerning item 6 above, the approval is being sought from members for a general mandate to repurchase shares in the Company, in order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to repurchase any shares in the Company up to ten per cent of the issued share capital of the Company.

(vii) Concerning item 7 above, the approval is being sought from members to extend the general mandate to allot shares by adding repurchased securities to the twenty per cent general mandate.

(viii) Concerning item 8 above, in view of the increasing part the Non-executive Directors play in the good governance of the Company, it is proposed to increase the director's fee of each of the Non-executive Directors of the Company from HK$150,000 per annum to HK$200,000 per annum.

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To, Wang Ande and Kwok Man Leung; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 267)

CLOSURE OF REGISTER OF MEMBERS

This notice is made pursuant to section 99 of the Companies Ordinance (Chapter 32 of Laws of Hong Kong). Reference is also made to the announcement of results for the year ended 31 December 2007 of CITIC Pacific Limited (the "Company") published on 17 March 2008.

Notice is hereby given that the Register of Members of the Company will be closed from Friday, 2 May 2008 to Thursday, 8 May 2008, both days inclusive, during which period no share transfer will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tricor Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Wednesday, 30 April 2008. The final dividend, which is subject to approval of the shareholders at the forthcoming annual general meeting of the Company to be held on Thursday, 8 May 2008, is to be payable on Tuesday, 13 May 2008 to shareholders whose names appear on the Register of Members of the Company on 8 May 2008.

For and on behalf of
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 14 April 2008

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To, Wang Ande and Kwok Man Leung; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

END